   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1996

                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-11
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           KILROY REALTY CORPORATION
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS GOVERNING INSTRUMENTS)

                          2250 EAST IMPERIAL HIGHWAY
                         EL SEGUNDO, CALIFORNIA 90245
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                               ----------------

                              JOHN B. KILROY, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           KILROY REALTY CORPORATION
                          2250 EAST IMPERIAL HIGHWAY
                         EL SEGUNDO, CALIFORNIA 90245
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

    EDWARD SONNENSCHEIN, JR., ESQ.             LYNN TOBY FISHER, ESQ.
           LATHAM & WATKINS                KAYE, SCHOLER, FIERMAN, HAYS &
         633 WEST FIFTH STREET                      HANDLER, LLP
     LOS ANGELES, CALIFORNIA 90071                 425 PARK AVENUE
            (213) 485-1234                    NEW YORK, NEW YORK 10022
                                                   (212) 836-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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                                             PROPOSED MAXIMUM
                                            AGGREGATE OFFERING    AMOUNT OF
   TITLE OF SECURITIES BEING REGISTERED         PRICE (1)      REGISTRATION FEE
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Common Stock, par value $.01 per share....     $212,980,000        $64,539
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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                             CROSS REFERENCE SHEET

       FORM S-11 ITEM NO. AND HEADING             LOCATION OR HEADING IN PROSPECTUS
       ------------------------------             ---------------------------------
  1. Forepart of Registration Statement and
     Outside  Front Cover Page of Prospec-
     tus.................................... Outside Front Cover Page
  2. Inside Front and Outside Back Cover     Inside Front Cover Page; Outside Back Cover
     Pages of  Prospectus...................  Page
  3. Summary Information, Risk Factors and
     Ratio  of Earnings to Fixed Charges.... Prospectus Summary; Risk Factors; Distribu-
                                              tion
                                              Policy; Business and Properties; Certain
                                              Relationships and Related Transactions
  4. Determination of Offering Price........ Underwriting
  5. Dilution............................... Dilution
  6. Selling Security Holders............... Not applicable
  7. Plan of Distribution................... Underwriting
  8. Use of Proceeds........................ Use of Proceeds
  9. Selected Financial Data................ Selected Financial Data
 10. Management's Discussion and Analysis of
      Financial Condition and Results of
      Operations............................ Management's Discussion and Analysis of Fi-
                                              nancial Condition and Results of Opera-
                                              tions
 11. General Information as to Registrant... Prospectus Summary; Business and Proper-
                                              ties;
                                              Management; Principal Stockholders; Cer-
                                              tain
                                              Provisions of Maryland Law and of the
                                              Company's Articles of Incorporation and
                                              Bylaws
 12. Policy with Respect to Certain Activi-
     ties................................... Policies With Respect to Certain Activities
 13. Investment Policies of Registrant...... Policies With Respect to Certain Activities
 14. Description of Real Estate............. Management's Discussion and Analysis of Fi-
                                              nancial Condition and Results of Opera-
                                              tions; Business and Properties
 15. Operating Data......................... Business and Properties
 16.Tax Treatment of Registrant and Its
      Security-Holders...................... Federal Income Tax Consequences
 17.Market Price of and Dividends on the
      Registrant's Common Equity and Related
      Stockholder Matters................... Risk Factors; Principal Stockholders; Dis-
                                              tribution Policy; Shares Available for Fu-
                                              ture Sale
 18. Description of Registrant's Securi-     Description of Capital Stock; Certain Pro-
     ties...................................  visions of Maryland Law and of the
                                              Company's Articles of Incorporation and
                                              Bylaws
 19. Legal Proceedings...................... Business and Properties--Legal Proceedings
 20.Security Ownership of Certain Beneficial
      Owners and Management................. Principal Stockholders
 21. Directors and Executive Officers....... Management
 22. Executive Compensation................. Management
 23. Certain Relationships and Related       Risk Factors; Business and Properties; Man-
     Transactions...........................  agement; Certain Relationships and Related
                                              Transactions; Principal Stockholders

       FORM S-11 ITEM NO. AND HEADING             LOCATION OR HEADING IN PROSPECTUS
       ------------------------------             ---------------------------------
 24.Selection, Management and Custody of
      Registrant's Investments.............. Risk Factors; Business and Properties; Pol-
                                              icies With Respect to Certain Activities
 25. Policies with Respect to Certain Trans- Risk Factors; Business and Properties; Pol-
     actions................................  icies With Respect to Certain Activities;
                                              Management;
                                              Certain Relationships and Related Transac-
                                              tions; Principal Stockholders
 26. Limitations of Liability............... Management; Certain Provisions of Maryland
                                              Law and of the Company's Articles of In-
                                              corporation and Bylaws
 27. Financial Statements and Information... Index to Financial Statements
 28. Interests of Named Experts and Coun-
     sel.................................... Not Applicable
 29.Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................... Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE   +
+SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY  +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE      +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE    +
+UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF  +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                     SUBJECT TO COMPLETION--DATED    , 1996
PROSPECTUS
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                                9,260,000 Shares
[LOGO]                     KILROY REALTY CORPORATION
                                  Common Stock
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Kilroy Realty Corporation (the "Company") has been formed to succeed to the business of Kilroy Industries and its affiliates consisting principally of a portfolio of Class A suburban office and industrial buildings in prime locations, primarily in Southern California, and the affiliated real estate ownership, acquisition, development, leasing and management businesses which were established in Southern California in 1947. Upon the consummation of this offering (the "Offering") and a series of related transactions (the "Formation Transactions"), the Company will own ten suburban office buildings (the "Office Properties"), all of which are located in Southern California, encompassing an aggregate of approximately 1.5 million rentable square feet and nine industrial properties (the "Industrial Properties") encompassing an aggregate of approximately 900,000 rentable square feet. As of June 30, 1996, the Office Properties were approximately 94.1% leased to 88 tenants and the Industrial Properties were approximately 98.4% leased to nine tenants. The Company will also have exclusive rights to develop an aggregate of approximately 24 acres of land in strategic Southern California submarkets presently entitled for over 900,000 net rentable square feet. See "Business and Properties--Development, Leasing and Management Activities." The Office Properties, the Industrial Properties, and all of the other real estate assets and contract rights are hereinafter collectively referred to as the "Properties." The Company will operate as a self-administered and self-managed real estate investment trust (a "REIT"). The Company intends to make regular quarterly distributions to its
stockholders beginning with a distribution for the period ending    , 1997.

All of the shares of common stock of the Company, par value $.01 per share (the "Common Stock"), offered hereby are being sold by the Company and will represent approximately 84.8% of all shares of Common Stock (or interests exchangeable therefor) outstanding after consummation of the Offering. Upon consummation of the Offering, the Company's officers and directors (and certain of their affiliates) will own in the aggregate 15.2% of the Common Stock or interests exchangeable therefor. See "Principal Stockholders." To assist the Company in maintaining its qualification as a REIT for federal income tax purposes, ownership by any person generally is limited to 8.0% of the then outstanding Common Stock, which can be waived by the Board of Directors.

Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $19.00 and $21.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The shares of Common Stock offered hereby have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "KRC," subject to official notice of issuance.

See "Risk Factors" on pages 18 to 32 for a discussion of certain material factors which should be considered in connection with an investment in the Common Stock offered hereby, including:

 . Dependence on demand for office, industrial and retail space in the Southern
   California market, thereby increasing the risk that the Company will be materially adversely affected by general economic conditions in a single market.
 . Dependence on certain significant tenants, particularly Hughes Electronic
   Corporation's Space & Communications Company.
 . A portion of the Company's anticipated cash flow may be generated from development activities which are partially dependent on the availability of development opportunities, and which are subject to the risks inherent with development.
 . The distribution requirements of REITs may limit the Company's ability to finance future developments, acquisitions and expansions without additional debt or equity financing.
 . The valuation of the Properties was not based on third-party appraisals, and the consideration to be paid by the Company for the Properties may exceed their aggregate fair market value.
 . Real estate investment considerations, including the effect of economic and other conditions on real estate values and the ability of the Company's properties to generate sufficient cash flow to meet operating expenses, including debt service.
 . Risks associated with debt financing, including the potential inability to refinance indebtedness upon maturity, and the fact that the Company's organizational documents do not limit the amount of indebtedness that the Company may incur.
 . Conflicts of interest with, and material benefits to, affiliates of the
   Company in connection with the Formation Transactions (as defined), consummation of the Offering and the operation of the Company's ongoing businesses, including conflicts associated with the tax consequences of sales and refinancings of the Properties.
 . Taxation of the Company as a corporation if it fails to qualify as a REIT for federal income tax purposes, the taxation of the Operating Partnership (as defined) as a corporation if it fails to qualify as a partnership for federal income tax purposes and the resulting decreases in cash available for distribution.
 . Risk that the Company's Board of Directors may in the future alter its investment policies without the consent of stockholders.
 . Limitations on stockholders' ability to effect a change of control of the
   Company, including the restriction of ownership of shares of Common Stock by any person (with certain exceptions) to 8.0% of the outstanding shares.
--------------------------------------------------------------------------------
  THESE SECURITIES  HAVE NOT BEEN  APPROVED OR DISAPPROVED BY  THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
         COMMISSION  PASSED  UPON THE  ACCURACY  OR  ADEQUACY OF  THIS
            PROSPECTUS. ANY  REPRESENTATION  TO THE  CONTRARY  IS  A
              CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Underwriting
                             Price to          Discounts and        Proceeds to
                              Public          Commissions(1)        Company(2)
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Per Share.............         $                   $                   $
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Total(3)..............        $                   $                   $

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(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated
    at $   .
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 1,389,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares
    are purchased by the Underwriters, the total Price to Public will be $   ,
    the total Underwriting Discounts and Commissions will be $    and the total
    Proceeds to Company will be $   . See "Underwriting."
--------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York,
on or about    , 1996.

PRUDENTIAL SECURITIES INCORPORATED
            DONALDSON, LUFKIN & JENRETTE
                 SECURITIES CORPORATION
                              J.P. MORGAN & CO.
   , 1996                                                      SMITH BARNEY INC.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                          FORWARD LOOKING STATEMENTS

  THIS PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN UNCERTAINTIES SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

  THE FORWARD LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS UNDER THE CAPTIONS "PROSPECTUS SUMMARY," "THE COMPANY," "DISTRIBUTION POLICY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS AND PROPERTIES," SUCH AS THOSE CONCERNING, AMONG OTHER THINGS, FUTURE RESULTS OF OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, LEASE RENEWALS, INCREASES IN BASE RENT, FEE DEVELOPMENT ACTIVITIES, SOURCES OF GROWTH, ECONOMIC CONDITIONS AND TRENDS, PROPERTY ACQUISITIONS AND PLANNED DEVELOPMENT AND EXPANSION OF OWNED OR LEASED PROPERTY ARE PROJECTIONS AND ARE NECESSARILY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL OUTCOMES ARE DEPENDENT UPON THE COMPANY'S SUCCESSFUL PERFORMANCE OF INTERNAL PLANS, ECONOMIC CONDITIONS IN THE SUBMARKETS IN WHICH THE COMPANY'S PROPERTIES ARE LOCATED SUCH AS OVERSUPPLY OF OFFICE, INDUSTRIAL OR RETAIL SPACE OR A REDUCTION IN THE DEMAND FOR SUCH SPACE, SUCCESSFUL COMPLETION OF PLANNED DEVELOPMENT, THE AVAILABILITY OF DEVELOPMENT OPPORTUNITIES, THE AVAILABILITY OF ACQUISITION AND DEVELOPMENT FINANCING, COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS AND THE SUCCESSFUL MANAGEMENT OF OTHER ECONOMIC, LEGAL, FINANCIAL AND GOVERNMENTAL RISKS AND UNCERTAINTIES.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................    1
The Company...............................................................    1
Risk Factors..............................................................    3
Growth Strategies.........................................................    5
The Office and Industrial Properties......................................    9
The Company's Southern California Submarkets..............................   11
The Financing.............................................................   11
Formation and Structure of the Company....................................   12
Distribution Policy.......................................................   14
Tax Status of the Company.................................................   15
The Offering..............................................................   15
Summary Financial Data....................................................   16
RISK FACTORS..............................................................   18
Dependence on Southern California Market..................................   18
Dependence on Significant Tenants.........................................   18
Cash Flow from Development Activities.....................................   18
Distributions to Stockholders.............................................   18
No Appraisals; Consideration to be Paid for Properties and Other Assets
 May Exceed their Fair Market Value.......................................   19
Real Estate Investment Considerations.....................................   20
Real Estate Financing Risks...............................................   22
Conflicts of Interest.....................................................   22
Adverse Consequences of Failure to Qualify as a REIT......................   24
Adverse Consequences of Failure of the Operating Partnership to Qualify as
 a Partnership for Federal Income Tax Purposes............................   24
Changes in Investment and Financing Policies Without Stockholder Vote.....   25
Limits on Ownership and Change in Control.................................   26
Risks of Development Business and Related Activities Being Conducted by
 the Services Company; Control of the Services Company....................   28
Dependence on Key Personnel...............................................   28
Distribution Payout Percentage............................................   28
Historical Operating Losses of the Office and Industrial Properties.......   28
No Limitation on Debt.....................................................   29
Government Regulations....................................................   29
Immediate and Substantial Dilution........................................   31
No Prior Public Market....................................................   31
Effect of Market Interest Rates on Price of Common Stock..................   31
Shares Available for Future Sale..........................................   31
THE COMPANY...............................................................   33

                                                                          PAGE
                                                                          ----
General..................................................................  33
Growth Strategies........................................................  35
USE OF PROCEEDS..........................................................  39
DISTRIBUTION POLICY......................................................  41
CAPITALIZATION...........................................................  46
DILUTION.................................................................  47
SELECTED FINANCIAL DATA..................................................  48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  50
Results of Operations....................................................  50
Liquidity and Capital Resources..........................................  52
Historical Cash Flows....................................................  53
Funds from Operations....................................................  53
Inflation................................................................  53
BUSINESS AND PROPERTIES..................................................  54
General..................................................................  54
Occupancy and Rental Information.........................................  58
Lease Expirations........................................................  59
Tenant Information.......................................................  60
Office Properties........................................................  61
Industrial Properties....................................................  67
Development, Leasing and Management Activities...........................  68
Acquisition Properties...................................................  70
The Company's Southern California Submarkets.............................  71
Excluded Properties......................................................  84
Insurance................................................................  86
Uninsured Losses from Seismic Activity...................................  86
Government Regulations...................................................  87
Management and Employees.................................................  88
Legal Proceedings........................................................  88
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES..............................  89
Investment Policies......................................................  89
Dispositions.............................................................  90
Financing................................................................  90
Working Capital Reserves.................................................  91
Conflict of Interest Policies............................................  91
Other Policies...........................................................  92
THE FINANCING............................................................  94
The Mortgage Loan........................................................  94
The Credit Facility......................................................  94
MANAGEMENT...............................................................  95
Directors and Executive Officers.........................................  95
Committees of the Board of Directors.....................................  96
Compensation of Directors................................................  96
Executive Compensation...................................................  97

                                                                           PAGE
                                                                           ----
Employment Agreements....................................................   97
Stock Incentive Plan.....................................................   97
Section 401(k) Plan......................................................   98
Indemnification..........................................................   99
FORMATION AND STRUCTURE OF THE COMPANY...................................  100
Formation Transactions...................................................  100
Reasons for the Reorganization of the Company............................  101
Comparison of Common Stock and Units.....................................  103
Advantages and Disadvantages of the Formation Transactions to
 Unaffiliated Stockholders...............................................  103
Benefits of the Formation Transactions to the Continuing Investors.......  104
Allocation of Consideration in the Formation Transactions................  104
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................  105
Partnership Agreement....................................................  105
Assignment of Lease; Various Services Provided by the Services Company to
 the Kilroy Group........................................................  105
Benefits of the Formation Transactions to Certain Executive Officers.....  105
PRINCIPAL STOCKHOLDERS...................................................  106
DESCRIPTION OF CAPITAL STOCK.............................................  107
General..................................................................  107
Common Stock.............................................................  107
Transfer Agent and Registrar.............................................  108
Preferred Stock..........................................................  108
Restrictions on Ownership and Transfer...................................  108
CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S ARTICLES OF
 INCORPORATION AND BYLAWS................................................  110
Board of Directors.......................................................  110
Removal of Directors.....................................................  111
Business Combinations....................................................  111
Control Share Acquisitions...............................................  112
Amendment to the Articles of Incorporation and Bylaws....................  113
Meetings of Stockholders.................................................  113
Advance Notice of Director Nominations and New Business..................  113
Dissolution of the Company...............................................  113
Limitation of Directors' and Officers' Liability.........................  113

                                                                          PAGE
                                                                          ----
Indemnification Agreements............................................... 114
PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP....................... 115
Management............................................................... 115
Indemnification.......................................................... 115
Transferability of Interests............................................. 115
Issuance of Additional Units............................................. 116
Capital Contribution..................................................... 116
Awards Under Stock Incentive Plan........................................ 117
Redemption/Exchange Rights............................................... 117
Registration Rights...................................................... 117
Tax Matters.............................................................. 117
Operations............................................................... 118
Duties and Conflicts..................................................... 118
Certain Limited Partner Approval Rights.................................. 118
Term..................................................................... 118
SHARES AVAILABLE FOR FUTURE SALE......................................... 119
General.................................................................. 119
Redemption/Exchange Rights/Registration Rights........................... 120
Reinvestment and Share Purchase Plan..................................... 120
FEDERAL INCOME TAX CONSEQUENCES.......................................... 121
Taxation of the Company.................................................. 121
Failure to Qualify....................................................... 126
Taxation of Taxable U.S. Stockholders Generally.......................... 127
Backup Withholding....................................................... 127
Taxation of Tax-Exempt Stockholders...................................... 128
Taxation of Non-U.S. Stockholders........................................ 128
Tax Aspects of the Operating Partnership................................. 131
Services Company......................................................... 133
Other Tax Consequences................................................... 134
ERISA CONSIDERATIONS..................................................... 135
Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs ......... 135
Status of the Company, the Operating Partnership and the Partnerships
 Under ERISA............................................................. 135
UNDERWRITING............................................................. 137
LEGAL MATTERS............................................................ 138
EXPERTS.................................................................. 138
ADDITIONAL INFORMATION................................................... 139
GLOSSARY................................................................. 140
INDEX TO FINANCIAL STATEMENTS............................................ F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data, including the financial statements and notes thereto, set forth elsewhere in this Prospectus. Unless otherwise indicated, all calculations and information contained in this Prospectus assume (i) an initial public offering price of $20 per share of Common Stock (representing the midpoint of the range set forth on the cover page of this Prospectus),
(ii) that the Underwriters' over-allotment option will not be exercised and
(iii) the consummation of the Formation Transactions described under the heading "Formation and Structure of the Company," including consummation of the financings described under the heading "The Financing" and the acquisition of certain properties described under the heading "Business and Properties-- Acquisition Properties" and give pro forma effect thereto as if such transactions had each occurred on January 1, 1995. In addition, unless otherwise indicated, all calculations and information contained in this Prospectus, other than the historical and pro forma financial statements and the respective notes thereto, give pro forma effect to the recent extension of the tenant lease with Hughes Electronic Corporation's Space & Communications Company with respect to space leased in the Office Property located at 2250 E. Imperial Highway, and a portion of the space leased in the Office Property located at 2240 E. Imperial Highway as if such lease renewal had occurred on January 1, 1995. Unless the context otherwise requires, (i) the "Company" shall include Kilroy Realty Corporation ("Kilroy Realty") and its subsidiaries, including Kilroy Realty, L.P. (the "Operating Partnership") and Kilroy Services, Inc. (the "Services Company"), and with respect to the period prior to the Offering, the Kilroy Group (as defined below), and its predecessors,
(ii) the "Kilroy Group" shall mean, collectively, Kilroy Industries, a California corporation ("KI"), and certain of its affiliated corporations, partnerships and trusts that prior to the Offering owned the Properties (collectively, the "Partnerships") and (iii) the "Continuing Investors" shall mean the persons and entities which beneficially own interests in the Partnerships or in the Properties and will receive limited partnership interests ("Units") in the Operating Partnership in connection with the Formation Transactions. Additional capitalized terms shall have the meanings set forth in the Glossary.

                                  THE COMPANY

  The Company is a fully integrated REIT that has been formed to succeed to the business of the Kilroy Group, consisting principally of a portfolio of Class A suburban office and industrial buildings in prime locations, primarily in Southern California, and the Kilroy Group's real estate ownership, acquisition, development, leasing and management businesses which were established in Southern California in 1947. Upon the consummation of the Offering and the Formation Transactions, the Company (through the Operating Partnership) will own ten Office Properties encompassing an aggregate of approximately 1.5 million rentable square feet and nine Industrial Properties encompassing an aggregate of approximately 900,000 rentable square feet. All of the Office Properties and eight of the Industrial Properties are located in prime Southern California suburban submarkets (including a complex of three Office Properties located in El Segundo, adjacent to the Los Angeles International Airport, presently the nation's second largest air-cargo port, and a complex of five Office Properties located adjacent to the Long Beach Municipal Airport) and one Industrial Property is located in Phoenix, Arizona. As of June 30, 1996, the Office Properties were approximately 94.1% leased to 88 tenants and the Industrial Properties were approximately 98.4% leased to nine tenants. The average age of the Office Properties and the Industrial Properties is approximately ten years and twenty-seven years, respectively. The Company developed and leased all but one of the Office Properties and seven of the nine Industrial Properties, and, upon consummation of the Offering and acquisition of the Acquisition Properties, will manage all of the Properties.

  The Company was founded in 1947 by John B. Kilroy, Sr., a nationally prominent member of the real estate community, and is led by John B. Kilroy, Jr., the Company's Chief Executive Officer and President. The Company's executive officers have served as members of the Company's executive management team for an average of approximately 15 years. The Company presently has 46 employees, 36 of whom are located at the Company's headquarters at Kilroy Airport Center at El Segundo, California. Upon consummation of the

Offering, the Company's officers and directors (and certain of their affiliates) will own in the aggregate 15.2% of the Company's Common Stock (or interests exchangeable therefor).

  The Company's strategy has been to own, develop, acquire, lease and manage Class A properties in select locations in key suburban submarkets, primarily in Southern California, that the Company believes have strategic advantages compared to neighboring submarkets. Existing locations offer tenants: (i) lower business taxes and operating expenses than in adjoining submarkets; (ii) access to highly skilled labor markets; (iii) strategic access to major transportation facilities such as freeways, airports and the expanded Southern California light-rail system; (iv) proximity to the Los Angeles-Long Beach port complex which presently ranks as the largest commercial port in the United States; and
(v) for tenants with their names on certain Properties, visibility to freeway and airplane travelers. As a result, the Properties attract major corporate tenants and historically have achieved among the highest occupancy, tenant retention and rental rates, both within their respective submarkets and as compared to their respective neighboring submarkets. See "Business and Properties--Office Properties" and "--Industrial Properties."

  The Company's major tenants include, among others, Hughes Electronic Corporation's Space & Communications Company and related companies ("Hughes Space & Communications"), a tenant since 1984, which is engaged in high-technology commercial activities including satellite development and related applications such as DirecTV, as well as Mattel, Inc., Northwest Airlines, Inc., Olympus America, Inc. and Furon Co., Inc. As of December 31, 1995, the Company's ten largest tenants (based upon December 31, 1995 base rents) had leased space from the Company for an average of 5.4 years. The Company's strong relationships with its tenants is further evidenced by its average tenant retention rate (based upon rentable square feet) for the three-year period ended December 31, 1995, which was 72.2%. The Company's extensive experience and long-term presence in Southern California have enabled it to form key alliances and working relationships with large corporate tenants, municipalities and landowners that have led to a variety of development projects and provide a continuing source of development and acquisition opportunities with institutional sellers. As a result of its experience and relationships, the Company currently has exclusive rights to develop approximately 24 acres of developable land (net of the acreage required for streets) at Kilroy Airport Center Long Beach, and has an exclusive agreement to negotiate to acquire an additional six acres of developable land (net of acreage reserved for open areas) at the Thousand Oaks Civic Arts Plaza Entertainment and Retail Center (together, the "Development Properties"). These properties are presently entitled for over 1.0 million rentable square feet of office, industrial and retail space, creating acquisition and development opportunities without, in most cases, significant carrying costs. See "Business and Properties--Development, Leasing and Management Activities."

  The Company believes, based on independent economic surveys, that the Southern California office and industrial real estate market is recovering after experiencing a downturn over the last several years. Vacancy rates in the Class A office space market in the greater Southern California area, including the counties of Los Angeles, Orange, Riverside, San Bernardino and Ventura (the "Southern California Area"), have decreased from a high in 1991 and 1992 of nearly 20.0% to a level at the end of 1995 of under 18.0%. Vacancy rates in the industrial space market in the Southern California Area also are decreasing from a high of nearly 14.0% in 1992 to 9.2% at the end of 1995. In addition, the Company has on average achieved increases in rental rates since 1994 in the Office Properties it has managed. See "--The Company's Southern California Submarkets" and "Business and Properties--The Company's Southern California Submarkets." Management believes that the on-going economic recovery in its submarkets will continue the trend of increasing occupancy rates and will cause rents for all of the Properties to increase. See "--Growth Strategies."

  The Company believes that the foundation for its growth in future years will be the strengthening Southern California economy, the quality and strategic location of its Properties, the economic benefits of its submarkets to tenants, its capital structure, its access to public capital markets, the lack of new construction of office properties in its submarkets, its access to developable properties, the knowledge and experience of its senior management team and its long-term relationships with large Southern California corporate tenants, municipalities, landowners and institutional sellers. In addition, the Company believes that it will be one of a limited number of REITs focusing on office and industrial properties and that it will be the only REIT with a 50-year operating history concentrating primarily on suburban Southern California office and industrial properties. In the 12 months following the consummation of the Offering, the Company expects sources of potential growth in cash available for distribution per share from the amount set forth under the caption "Distribution Policy" through: (i) the further leasing of its available space, currently approximately 101,000 rentable square feet; (ii) the renewal of leases for approximately 35,000 rentable square feet which expire during such period;
(iii) the acquisition of strategic properties with Units and/or with available cash and borrowings under its $100.0 million revolving credit facility (the "Credit Facility") and (iv) additional fees from development services and related leasing and management services provided to third parties. In the second 12-month period following consummation of the Offering, the Company expects sources of potential growth in cash flow per share from: (i) contractual increases in base rent payments from tenants; (ii) continued leasing of available space; (iii) the contemplated completion of certain planned development activities; (iv) increased fee income, including development fees and related leasing and management services provided to third parties; and (v) the acquisition of strategic properties. In addition, the Company presently plans to expand one or more of its Industrial Properties during the next two years, subject to substantial pre-leasing. There can be no assurance, however, that the Company will achieve any growth in cash available for distribution per share, that available space will be leased, that leases scheduled to expire will be renewed or that the Company will successfully acquire additional properties or complete any of its planned development activities. See "Risk Factors--Real Estate Investment Considerations--Risks of Real Estate Acquisition and Development."

  The Company will continue its practice of performing substantially all leasing, management and tenant improvements on an "in-house" basis and will be self-administered and self-managed. The Company expects to qualify as a REIT for federal income tax purposes beginning with its taxable year ending December 31, 1996. See "Federal Income Tax Consequences--Taxation of the Company."

                                  RISK FACTORS

  This Prospectus contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Actual results could differ materially from those projected in the forward looking statements as a result of certain uncertainties set forth below and elsewhere in this Prospectus. An investment in the shares of Common Stock involves various material risks. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby. Such risks include, among others:

  . geographic concentration of all but one of its Properties in Southern California, creating a dependence on demand for office, industrial and retail space in such market and increasing the risk that the Company will be materially adversely affected by general economic conditions in a single market;

  . the Company's results of operations are dependent on certain key tenants, particularly Hughes Space & Communications, which accounted for approximately 29.6% of the Company's total base rental revenues for the year ending December 31, 1995 (giving pro forma effect to a recent extension of a lease with Hughes Space & Communications with respect to two of the Office Properties located at Kilroy Airport Center at El Segundo). The base periods of the Hughes Space & Communications' leases expire beginning in January 1999;

  . a portion of the Company's anticipated cash flow may be generated from development activities, which are partially dependent on the availability of development opportunities, and which are subject to the risks inherent in development as well as general economic conditions, and such activities will be subject to limitations imposed by the REIT tests;

  . the distribution requirements for REITs under federal income tax laws may limit the Company's ability to finance future acquisitions, developments and expansions without additional debt or equity financing and may limit cash available for distribution;

  . the valuation of the Properties was not based on third-party appraisals and there have not been arm's-length negotiations with respect to such values. The consideration to be paid by the Company for the Properties may exceed their aggregate fair market value;

  . real estate investment considerations such as the effect of economic and other conditions on real estate values, the general lack of liquidity of investments in real estate, the ability of tenants to pay rents, the possibility that leases may not be renewed or will be renewed on terms less favorable to the Company, the possibility of uninsured losses, including losses associated with earthquakes, the ability of the Properties to generate sufficient cash flow to meet operating expenses, including debt service, and competition in seeking properties for acquisition and in seeking tenants;

  . risks associated with debt financing, including the potential inability to refinance mortgage indebtedness upon maturity and the potential increase in the level of indebtedness incurred by the Company since its organizational documents do not limit the amount of indebtedness which the Company may incur;

  . conflicts of interest, particularly with the Continuing Investors (including John B. Kilroy, Sr. and John B. Kilroy, Jr.) in connection with the (i) Formation Transactions, (ii) operation of the Company's ongoing businesses, including conflicts associated with the tax consequences to Continuing Investors of sales or refinancings of any of the Properties, which may influence the Company's decision to sell or refinance the Properties or prepay debt secured by certain Properties,
     (iii) Company's election to exercise its option to purchase any of the properties owned or controlled by one or more of the Continuing Investors which the Company has the option to acquire (the "Excluded Properties") and (iv) enforcement of agreements with affiliates of the Company, any of which could result in decisions affecting the Company that do not fully reflect interests of all of the Company's stockholders;

  . taxation of the Company as a corporation if it fails to qualify as a REIT for federal income tax purposes, taxation of the Operating Partnership as a corporation if it fails to qualify as a partnership for federal income tax purposes (and the resulting failure of the Company to qualify as a REIT), the Company's liability for certain federal, state and local income taxes in any of such events and the resulting decrease in cash available for distribution;

  . substantial influence over the affairs of the Company by certain Continuing Investors who are directors and executive officers of the Company, including the ability of the Board of Directors to change the investment policies of the Company (including the Company's ratio of debt to total market capitalization) without the consent of stockholders;

  . potential antitakeover effects of provisions generally limiting the actual or constructive ownership by any one person or entity of Common Stock to 8.0% of the outstanding shares, a classified board of directors and other charter and statutory provisions and provisions in the Operating Partnership partnership agreement that may have the effect of inhibiting a change of control of the Company or making it more difficult to effect a change in management or limiting the opportunity for stockholders to receive a premium over the market price for the Common Stock;

  . the inability of the Company to control the operations of the Services Company, which could result in decisions that do not reflect the Company's interest because the Company does not control the election of directors or the selection of officers of the Services Company and the Services Company is controlled by a board of directors, the majority of whose members are not employed by the Company;

  . the Company's cash available for distribution may be less than the Company expects and may decrease in future periods from expected levels, materially adversely affecting the Company's ability to make the expected annual distributions of $1.60 per share during the 12-month period following consummation of the Offering (which represents approximately 90.4% of the estimated cash available for distribution for such period) or to sustain such distribution rate in the future;

  . immediate and substantial dilution in the net tangible book value per share of the shares of Common Stock purchased by new investors in the Offering;

  . no prior public market for the shares of Common Stock, including the risk that an active trading market might not develop, or if developed might not be maintained, and the impact upon the price at which shares of the Common Stock may be resold;

  . potential adverse effects on the value of the shares of Common Stock of fluctuations in interest rates or equity markets;

  .  dependence on key personnel;

  . the possible issuance of additional shares, including upon exchange of the Units, which may adversely affect the market price of the shares of Common Stock or result in dilution on a per share basis of cash available for distribution;

  . the Company's historical operating losses for financial reporting purposes; and

  . the potential liability of the Company for environmental matters and the costs of compliance with certain governmental regulations.

                               GROWTH STRATEGIES

  The Company's objectives are to maximize growth in cash flow per share and to enhance the value of its portfolio through effective management, operating, acquisition and development strategies. The Company believes that opportunities exist to increase cash flow per share: (i) by acquiring office and industrial properties with attractive returns in strategic suburban submarkets where such properties complement its existing portfolio; (ii) from contractual increases in base rent; (iii) as a result of increasing rental and occupancy rates and decreasing concessions and tenant installation costs as vacancy rates in the Company's submarkets generally continue to decline; (iv) by developing properties for the benefit of the Company where such development will result in a favorable risk adjusted return on investment or, alternatively, on a fee basis for others; and (v) by expanding Properties within the Company's existing industrial portfolio.

  The Company believes that a number of factors will enable it to achieve its business objectives, including: (i) the opportunity to lease available space at attractive rental rates because of increasing demand and, with respect to the Office Properties, the present lack of new construction in the Southern California submarkets in which the Properties are located; (ii) the presence of distressed sellers and inadvertent owners (through foreclosure or otherwise) of office and industrial properties in the Company's markets, as well as the Company's ability to acquire properties with Units (thereby deferring the seller's taxable gain), all of which create enhanced acquisition opportunities;
(iii) the quality and location of the Company's Properties; (iv) the Company's access to development opportunities as a result of its significant relationships with large Southern California corporate tenants, municipalities and landowners and its nearly 50-year presence in the Southern California market; and (v) the limited availability to competitors of capital for financing development, acquisitions or capital improvements. Management believes that the Company is well positioned to exploit existing opportunities because of its extensive experience in its submarkets, its seasoned management team and its proven ability to develop, lease and efficiently manage office and industrial properties. In addition, the Company believes that public ownership and its capital structure will provide new opportunities for growth. There can be no assurance, however, that the Company will be able to lease available space, complete any property acquisitions, successfully develop any land acquired or improve the operating results of any developed properties that are acquired. See "Business and Properties--Development, Leasing and Management Activities."

  Operating Strategies. The Company will focus on enhancing growth in cash flow per share by: (i) maximizing cash flow from existing Properties through active leasing, contractual base rent increases and effective property management;
(ii) managing operating expenses through the use of in-house management, leasing, marketing, financing, accounting, legal, construction management and data processing functions; (iii) maintaining and developing long-term relationships with a diverse tenant group; (iv) attracting and retaining motivated employees by providing financial and other incentives to meet the Company's operating and financial goals; and (v) continuing to emphasize capital improvements to enhance the Properties' competitive advantages in their markets.

  The Company believes that the strength of its leasing is demonstrated by the Company's leasing activity since 1993. In the period from January 1, 1993 to June 30, 1996, the Company leased or renewed leases for an aggregate of approximately 845,000 rentable square feet of office space and approximately 318,000 rentable square feet of industrial space. As of December 31, 1995, the Office Properties were approximately 89.3% leased as compared to approximately 82.0% for the Southern California Area, approximately 89.2% for the El Segundo submarket and approximately 85.4% in the Long Beach submarket. In addition, at December 31, 1995, the Industrial Properties were approximately 98.4% leased as compared to approximately 82.3% and approximately 87.1% for industrial properties located in Los Angeles and Orange Counties, respectively. As of June 30, 1996, (i) the Office Properties contained approximately 1.5 million rentable square feet and were approximately 94.1% leased, and (ii) the Industrial Properties contained an aggregate of approximately 900,000 rentable square feet and were approximately 98.4% leased. In addition, the number of individual lease transactions since 1992, including the results for the six-month period ended June 30, 1996, averaged over 26 per year. See "Business and Properties--General," "--Properties," "--Occupancy and Rental Information" and "--The Company's Southern California Submarkets."

  Approximately 800,000 aggregate rentable square feet in the Properties was leased by the Company from January 1, 1992 through December 31, 1994, a period which management characterizes as recessionary. Based on the leases the Company signed in 1996, and the findings in an independent study of the Southern California real estate market commissioned by the Company, management believes that the recent trend toward increasing rental rates in Class A office and industrial buildings in the Company's submarkets presents significant opportunities for growth. In addition, approximately 72.7% of the Company's net rentable square feet is subject to leases expiring in 2000 or beyond, when management expects asking rents for the respective Properties to be higher than the rents paid pursuant to such leases. In addition, approximately 34.2% of the Company's total base rent (representing approximately 26.0% of the Company's total rentable square feet) is attributable to leases with Consumer Price Index increases. No assurance can be given, however, that new leases will reflect rental rates greater than or equal to current rental rates or that current or future economic conditions will support higher rental rates. See "Risk Factors--Real Estate Investment Considerations."

  Acquisition Strategies. The Company will seek to increase its cash flow per share by acquiring additional quality office and industrial properties, including properties that may: (i) provide attractive initial yields with significant potential for growth in cash flow from property operations; (ii) are strategically located, of high quality and competitive in their respective submarkets; (iii) are located in the Company's existing submarkets and/or in other strategic submarkets where the demand for office and industrial space exceeds available supply; or (iv) have been under-managed or are otherwise capable of improved performance through intensive management and leasing that will result in increased occupancy and rental revenues. The Company believes that the Southern California market is an established and mature real estate market in which property owners generally have a low tax basis (and, accordingly, the potential for large taxable gains) in their properties. Management believes that the Company's extensive experience, capital structure and ability to acquire properties for Units, and thereby defer a seller's taxable gain, if any, will enhance the ability of the Company to consummate transactions quickly and to structure more competitive acquisitions than other real estate companies in the market which lack its access to capital or the ability to issue Units. See "Business and Properties--Development, Leasing and Management Activities."

  The Company has entered into an agreement to acquire the two office properties that comprise Phase I of Kilroy Airport Center Long Beach. Kilroy Airport Center Long Beach Phase I was developed by the Company in 1987 and has been leased and managed by the Company since its inception. In addition, the Company has entered into an agreement to purchase an office property located in Thousand Oaks, California. The acquisition of these properties (the "Acquisition Properties") by the Company is expected to occur concurrently with the consummation of the Offering and, accordingly, the Acquisition Properties are included in the discussion of the Office Properties included throughout this Prospectus. The Company also has entered into agreements to acquire three industrial properties, each of which remains subject to satisfactory documentation and completion of the Company's due diligence procedures. Accordingly, there can be no assurance that any of such properties will be acquired. There can be no assurance, however, that the Company will be able to complete any property acquisitions, successfully develop any land acquired or improve the operating results of any developed properties that are acquired. See "Business and Properties--Acquisition Properties."

  Development Strategies. The Company's interests in the Development Properties provide it with significant growth opportunities. These projects allow the Company to control development on the land, while significant costs of carry prior to the completion of development are in most cases funded by others.

  The Company is the master ground lessee of, and has sole development rights in, Kilroy Airport Center Long Beach, a planned four-phase, approximately 53-acre property entitled for office, research and development, light industrial and other commercial projects at which the Company owns all five existing Office Properties and manages all ongoing leasing and development activities. The Company developed Phases I and II in 1987 and 1989/1990, respectively, encompassing an aggregate of approximately 620,000 rentable square feet of office space. Phases III and IV presently are planned to be developed on the projects' approximately 24 undeveloped acres and are entitled for an aggregate of approximately 900,000 rentable square feet. The Company is currently in discussions with several prospective tenants for office space presently planned to be included in Kilroy Long Beach Phase III. See "Business and Properties--Development, Leasing and Management Activities--Kilroy Long Beach."

  The Company has entered into an exclusive agreement to negotiate a Development and Disposition Agreement in connection with the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center project, an approximately 11-acre project (representing approximately six developable acres net of acreage reserved for open areas) presently contemplated to include an approximately 90,000 square foot multiplex theater and virtual reality entertainment center and retail space. The project is located in the City of Thousand Oaks, immediately adjacent to the City's recently completed $65 million Civic Arts Plaza Complex. See "Business and Properties--Development, Leasing and Management Activities--Thousand Oaks."

  The Company also has entered into a Development Management Agreement in connection with the development, on a fee basis, of the Riverside Judicial Center. See "Business and Properties--Development, Management and Leasing Activities--Riverside Judicial Center." In addition, the Company has been engaged on a fee basis as a consultant in connection with the development of an approximately 200-acre site presently owned by Northrop Grumman Corporation. See "Business and Properties--Development, Management and Leasing Activities-- Northrop Grumman."

  In addition, certain of the Industrial Properties can support additional development, and the Company presently is planning to develop in the next two years, subject to substantial pre-leasing, approximately 105,000 rentable square feet of such additional space.

  The Company may engage in the development of other office and/or industrial properties primarily in Southern California submarkets when market conditions support a favorable risk-adjusted return on such development. The Company's activities with third-party owners in Southern California are expected to give the Company further access to development opportunities. There can be no assurance, however, that the Company will be able to successfully develop any of the Development Properties or any other properties. See "Business and Properties--Development, Leasing and Management Activities."

  Financing Policies. The Company intends to limit the ratio of debt to total market capitalization (total debt of the Company as a percentage of the market value of issued and outstanding shares of Common Stock, including interests exchangeable therefor, plus total debt) to approximately 50%, although the Company's organizational documents do not limit the amount of indebtedness that the Company may incur. Upon completion of the transactions outlined under the caption "Formation and Structure of the Company," total debt will constitute approximately 25.6% of the total market capitalization of the Company (assuming an initial public offering price of $20.00 per share of Common Stock). The Company anticipates that upon consummation of the Offering all of its permanent indebtedness will bear interest at fixed rates. The Company intends to utilize one or more sources of capital for future acquisitions, including development and capital improvements, which may include undistributed cash flow, borrowings under the Credit Facility, issuance of debt or equity securities and other bank and/or institutional borrowings. There can be no assurance, however, that the Company will be able to obtain capital for any such acquisitions, developments or improvements on terms favorable to the Company. See "--Growth Strategies," "The Company--Growth Strategies" and "Business and Properties--Development, Leasing and Management Activities" and "--Debt Structure."

                      THE OFFICE AND INDUSTRIAL PROPERTIES

  The following table sets forth certain information relating to each of the Properties as of December 31, 1995, unless indicated otherwise. This table gives pro forma effect to a recent extension of one of the leases with Hughes Space & Communications with respect to two of the Office Properties located at Kilroy Airport Center at El Segundo as if such lease renewal had occurred on January 1, 1995. After completion of the Formation Transactions, the Company (through the Operating Partnership) will own a 100% interest in all of the Office and Industrial Properties other than the five Office Properties located at Kilroy Airport Center Long Beach, which are held subject to ground leases expiring in 2035.

                                                                                                        AVERAGE
                                                          PERCENTAGE                         PERCENTAGE  BASE
                                                   NET      LEASED     1995                   OF 1995    RENT
                                                RENTABLE    AS OF      BASE        1995        TOTAL      PER     EFFECTIVE
                                                 SQUARE    12/31/95    RENT      EFFECTIVE      BASE    SQ. FT.    RENT PER
          PROPERTY LOCATION          YEAR BUILT   FEET      (%)(1)   ($000)(2) RENT($000)(3)  RENT (%)  ($)(4)  SQ. FT. ($)(5)
          -----------------          ---------- --------- ---------- --------- ------------- ---------- ------- --------------
 Office Properties:
 Kilroy Airport Center at El Segundo
  2250 E. Imperial Highway(8).......     1983     291,187    80.9      4,316       4,042        13.5     18.32      17.16
  2260 E. Imperial Highway)(9)......     1983     291,187   100.0      7,160       6,545        22.4     24.59      22.48
  2240 E. Imperial Highway(10)
  El Segundo, California............     1983     118,933   100.0      1,130       1,121         3.5      9.50       9.43
 Kilroy Airport Center Long Beach
  3900 Kilroy Airport Way(11).......     1987     126,840    94.0      2,282       2,092         7.1     19.14      17.54

  3880 Kilroy Airport Way(11).......     1987      98,243   100.0      1,296       1,022         4.0     13.19      10.40

  3760 Kilroy Airport Way...........     1989     165,278    92.1      3,372       2,807        10.6     22.16      18.45
  3780 Kilroy Airport Way...........     1989     219,745    63.6      3,465       3,005        10.8     24.79      21.50
  3750 Kilroy Airport Way
  Long Beach, California............     1989      10,457   100.0         75          28         0.2      7.21       2.66
 2829 Townsgate Road
  Thousand Oaks, California(11).....     1990      81,158   100.0      1,888       1,760         5.9     23.26      21.69
 185 S. Douglas Street(12)
  El Segundo, California............     1978      60,000   100.0      1,313         898         4.1     21.89      14.96
                                                ---------   -----     ------      ------       -----     -----      -----
 Subtotal/Weighted Average                      1,463,028    89.3     26,297      23,320        82.1     20.12      17.84
                                                ---------   -----     ------      ------       -----     -----      -----
 Industrial Properties:
 2031 E. Mariposa Avenue
  El Segundo, California............     1954     192,053   100.0      1,556       1,296         4.9      8.10       6.75
 3332 E. La Palma Avenue
  Anaheim, California(15)...........     1966     153,320   100.0        881         790         2.8      5.74       5.16
 2260 E. El Segundo Boulevard
  El Segundo, California(13)........     1979     113,820   100.0        553         510         1.7      4.86       4.48

 2265 E. El Segundo Boulevard
  El Segundo, California............     1978      76,570   100.0        554         493         1.7      7.23       6.44

 1000 E. Ball Road
  Anaheim, California(14)...........     1956     100,000   100.0        639         519         2.0      6.39       5.19

 1230 S. Lewis Street
  Anaheim, California...............     1982      57,730   100.0        303         284         0.9      5.25       4.92
 12681/12691 Pala Drive
  Garden Grove, California .........     1970      84,700    82.6        476         454         1.5      6.81       6.48

 2270 E. El Segundo Boulevard
  El Segundo, California(15)........     1975       7,500   100.0        129         129         0.4     17.17      17.17
 5115 N. 27th Avenue
  Phoenix, Arizona(16)..............     1962     130,877   100.0        640         612         2.0      4.89       4.68
                                                ---------   -----     ------      ------       -----     -----      -----
 Subtotal/Weighted Average                        916,570    98.4      5,731       5,087        17.9      6.36       5.64
                                                ---------   -----     ------      ------       -----     -----      -----
 Office & Industrial--All Properties            2,379,598    92.8     32,028      28,407       100.0     14.50      12.86
                                                =========   =====     ======      ======       =====     =====      =====
                                                      TENANTS LEASING
                                       PERCENTAGE     10% OR MORE OF
                                         LEASED        NET RENTABLE
                                         AS OF        SQUARE FEET PER
                                        6/30/96          PROPERTY
          PROPERTY LOCATION             (%)(6)       AS OF 6/30/96(7)
          -----------------           -----------    ----------------
 Office Properties:
 Kilroy Airport Center at El Segundo
  2250 E. Imperial Highway(8).......      85.2    Hughes Space & Communications
                                                  (33.0%)
  2260 E. Imperial Highway)(9)......     100.0    Hughes Space & Communications
                                                  (100.0%)
  2240 E. Imperial Highway(10)
  El Segundo, California............     100.0    Hughes Space & Communications
                                                 (94.6%)
Kilroy Airport Center Long Beach
  3900 Kilroy Airport Way(11).......      94.0    McDonnell Douglas Corporation
                                                  (50.9%), Olympus America, Inc.
                                                  (18.6%)
  3880 Kilroy Airport Way(11).......     100.0    Devry, Inc. (100.0%)
  3760 Kilroy Airport Way...........      91.2    R.L. Polk & Co. (9.8%)
  3780 Kilroy Airport Way...........      90.5    SCAN Health Plan (20.4%), Zelda
                                                  Fay Walls (12.7%)
  3750 Kilroy Airport Way
  Long Beach, California............     100.0    Oasis Cafe (37.1%),
                                                  Keywanfar & Baroukhim (16.1%),
                                                  SR Impressions (15.0%)
2829 Townsgate Road
  Thousand Oaks, California(11).....    100.0     Worldcom, Inc. (34.2%), Data Select
                                                  Systems, Inc. (13.0%), Pepperdine
                                                  University (12.7%), Anheuser Busch,
                                                  Inc. (12.0%)
185 S. Douglas Street(12)
  El Segundo, California............    100.0     Northwest Airlines, Inc. (100%)
                                        -----
Subtotal/Weighted Average                94.1
                                        -----
Industrial Properties:
2031 E. Mariposa Avenue
  El Segundo, California............    100.0     Mattel, Inc. (100%)

3332 E. La Palma Avenue
  Anaheim, California(15)...........    100.0     Furon Co., Inc. (59.2%), Cerplex
                                                  Group, Inc.(40.8%)
2260 E. El Segundo Boulevard
  El Segundo, California(13)........    100.0     Ace Medical Co. (100%)
2265 E. El Segundo Boulevard
  El Segundo, California............    100.0     MSAS Cargo Intl., Inc.  (100%)
1000 E. Ball Road
  Anaheim, California(14)...........    100.0     Allen-Bradley Company (100%)
1230 S. Lewis Street
  Anaheim, California...............    100.0     Extron Electronics (100%)
12681/12691 Pala Drive
  Garden Grove, California .........     82.6     Rank Video Services America, Inc. (82.6%)
2270 E. El Segundo Boulevard
  El Segundo, California(15)........    100.0     Pacific Southwest Realty (100%)
5115 N. 27th Avenue
  Phoenix, Arizona(16)..............    100.0     Festival Markets, Inc. (100%)
                                        -----
 Subtotal/Weighted Average               98.4
                                        -----
 Office & Industrial--All Properties     95.8
                                        =====

                              (footnotes on next page)

--------
 (1) Based on all leases at the respective Properties in effect as of December 31, 1995.
 (2) Total base rent for the year ended December 31, 1995, determined in accordance with generally accepted accounting principles ("GAAP"). All leases at the Industrial Properties are written on a triple net basis. Unless otherwise indicated, all leases at the Office Properties are written on a full service gross basis, with the landlord obligated to pay the tenant's proportionate share of taxes, insurance and operating expenses up to the amount incurred during the tenant's first year of occupancy ("Base Year") or a negotiated amount approximating the tenant's pro rata share of real estate taxes, insurance and operating expenses ("Expense Stop"). Each tenant pays its pro rata share of increases in expenses above the Base Year or Expense Stop.
 (3) Aggregate base rent received over their respective terms from all leases in effect at December 31, 1995 minus all tenant improvements, leasing commissions and other concessions for all such leases, divided by the terms in months for such leases, multiplied by 12. Tenant improvements, leasing commissions and other concessions are estimated using the same methodology used to calculate effective rent for the Properties as a whole in the charts set forth under the caption "Business and Properties-- General."
 (4) Base rent for the year ended December 31, 1995 divided by net rentable square feet leased at December 31, 1995.
 (5) Effective rent at December 31, 1995 divided by net rentable square feet leased at December 31, 1995.
 (6) Based on all leases at the respective Properties dated on or before June 30, 1996.
 (7) Excludes office space leased by the Company.
 (8) For this Property, a lease with Hughes Space & Communications, for approximately 96,000 rentable square feet, and with SDRC Software Products Marketing Division, Inc., for approximately 6,800 rentable square feet, are written on a full service gross basis except that there is no Expense Stop.
 (9) For this Property, the lease with Hughes Space & Communications is written on a modified full service gross basis under which Hughes Space & Communications pays for all utilities and other internal maintenance costs with respect to the leased space and, in addition, pays its pro rata share of real estate taxes, insurance, and certain other expenses including common area expenses.
(10) For this Property, leases with Hughes Space & Communications for approximately 101,000 rentable square feet are written on a full service gross basis except that there is no Expense Stop.
(11) This Property is an Acquisition Property.
(12) For this Property, the lease is written on a triple net basis.
(13) This Industrial Property was vacant until April 1995. The tenant began paying rent in mid-October 1995 at an annual rate of $4.86 per rentable square foot.
(14) The tenant subleased this Industrial Property on May 15, 1996 to RGB Systems, Inc. (doing business as Extron Electronics), the tenant of the Property located at 1230 S. Lewis Street, Anaheim, California, which is adjacent to this Property. The sublease is at an amount less than the current lease rate, and the tenant is paying the difference between the current lease rate and the sublease rate. The lease and the sublease terminate in April 1998. Extron Electronics has executed a lease for this space from May 1998 through April 2005 at the current lease rate. Extron Electronics continues to occupy the space located at 1230 S. Lewis Street.
(15) The leases for Cerplex Group, Inc. and Pacific Southwest Realty expired on June 30, 1996 and this space is presently available for rent.
(16) This Industrial Property was originally designed for multi-tenant use and currently is leased to a single tenant and utilized as an indoor multi-vendor retail marketplace.

                  THE COMPANY'S SOUTHERN CALIFORNIA SUBMARKETS

  The Company retained Robert Charles Lesser & Co. ("Lesser"), nationally recognized experts in real estate consulting and urban economics, to study the Company's Southern California submarkets, and the discussion of such submarkets below is based upon Lesser's findings. While the Company believes that these estimates of economic trends are reasonable, there can be no assurance that these trends will in fact continue.

  The Company's Office and Industrial Properties are primarily located in Los Angeles, Orange and Ventura Counties which, together with Riverside and San Bernardino Counties, comprise the second largest Consolidated Metropolitan Statistical Area in the United States. Management believes that the region's economy, which in 1994 commenced recovery from a four-year economic recession, and the continuing growth in the region's foreign trade, tourism and entertainment industries, provide an attractive environment for owning and operating Class A office and industrial properties where occupancy rates and asking rents generally are increasing. In addition, since 1992 there has been virtually no increase in the region's office space, while the region's demand for quality industrial space and low vacancy rates has spurred modest new construction of industrial properties.

  Vacancy rates in the office space market in the Southern California Area are trending downward from a high in 1991 and 1992 of nearly 20.0% to a level at the end of 1995 of under 18.0%. At December 31, 1995, the vacancy rate for the Office Properties was approximately 10.7%. Vacancy rates in the industrial space market in the Southern California Area have decreased from a high of nearly 14% in 1992 to approximately 9.2% at December 31, 1995. At December 31, 1995, the vacancy rate for the Industrial Properties was approximately 1.6%.

  As of December 31, 1995, the Southern California Area had a total population of approximately 15.6 million people which accounted for approximately 5.9% of the total U.S. population. Beginning in 1990, annual population growth in the region has averaged approximately 217,000 persons. Of the total population at December 31, 1995, approximately 9.2 million and 2.6 million persons lived in Los Angeles and Orange Counties, respectively, the counties in which all but two of the Properties are located. Annual estimated growth in population over the next five years in these counties is expected to be approximately 94,000 and 32,000 persons, respectively. See "Business and Properties--The Company's Southern California Submarkets."

                                 THE FINANCING

  The Company, on behalf of the Operating Partnership, intends to obtain a written commitment for a mortgage loan of $75.0 million (the "Mortgage Loan"), the closing of which is a condition to the consummation of the Offering. The proceeds of the Mortgage Loan will principally be used to repay existing indebtedness on the Properties. Payment of principal and interest on the Mortgage Loan is expected to be secured by certain of the Properties. The Mortgage Loan is expected to require monthly principal and interest payments based on a fixed rate, amortizing over a 25-year period, maturing in 2003.

  The Company expects to obtain a written commitment to establish a $100.0 million revolving credit facility (the "Credit Facility" and, together with the Mortgage Loan, the "Financing") which the Company, on behalf of the Operating Partnership, expects to enter into concurrently with the consummation of the Offering. The Credit Facility will be used primarily to finance acquisitions of additional properties and to finance the development of properties, although a portion may be used for general working capital purposes. Payment of principal and interest is expected to be secured by certain of the Properties. In addition, borrowings under the Credit Facility are expected to be recourse obligations to the Company and the Operating Partnership.

  If the initial public offering price for the Common Stock is less than the midpoint of the range set forth on the cover page of this Prospectus, the Company expects to make up any shortfall between the aggregate net proceeds of the Offering and the Mortgage Loan, and the intended uses thereof, with borrowings under the Credit Facility. See "Use of Proceeds."

                     FORMATION AND STRUCTURE OF THE COMPANY

  The Company was formed in September 1996 and the Operating Partnership was formed in October 1996. The Services Company will be formed prior to consummation of the Offering. Prior to or simultaneous with the consummation of the Offering, the Company, the Operating Partnership, the Services Company and the Continuing Investors will engage in certain transactions (the "Formation Transactions"), designed to enable the Company to continue and expand the real estate operations of the Continuing Investors, to facilitate the Offering, to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1996 and to preserve certain tax advantages for the existing owners of the Properties. The Formation Transactions are as follows:

  . Pursuant to an omnibus option agreement (the "Omnibus Agreement"), the Operating Partnership may require the contribution of all of the Continuing Investors' interests in the Properties, as well as certain other assets, other than the Acquisition Properties, to the Operating Partnership in exchange for Units representing limited partnership interests in the Operating Partnership. Following the consummation of the Offering and the Formation Transactions, the Units received by the Continuing Investors will constitute in the aggregate an approximately 15.2% limited partnership interest in the Operating Partnership.

  . John B. Kilroy, Sr. and John B. Kilroy, Jr. will acquire all of the voting common stock of the Services Company (representing 5.0% of its economic value), and the Operating Partnership will acquire all of the non-voting preferred stock of the Services Company (representing 95.0% of its economic value).

  . The Company will sell shares of Common Stock in the Offering and contribute the net proceeds from the Offering (approximately $169.7 million) to the Operating Partnership in exchange for an 84.8% general partner interest in the Operating Partnership.

  . The Operating Partnership will borrow approximately $75.0 million in principal amount of long-term financing pursuant to the Mortgage Loan.

  . The Company, through the Operating Partnership, will apply the aggregate of the net Offering proceeds and the Financing toward the repayment of existing mortgage indebtedness on certain of the Properties, the purchase of the Acquisition Properties and the payment of its expenses from the Offering and the Financing. See "Use of Proceeds."

  . Certain of the current employees of KI will become employees of the Company, the Operating Partnership and/or the Services Company.

  . The Operating Partnership or the Services Company will enter into management agreements with respect to each of the Excluded Properties.

  . Pursuant to the Omnibus Agreement and certain other option agreements, the Operating Partnership will be granted exclusive options to acquire each of the Excluded Properties.

  The Continuing Investors are comprised of seven individuals, all of whom are "accredited investors" as defined in Regulation D ("Regulation D") under the Securities Act, and corporations, partnerships and trusts owned, directly or indirectly, solely by such individuals. Each such individual is an adult member of the family of John B. Kilroy, Sr. and/or a long-time officer of KI. Consent of such persons to the Formation Transactions was received on or before November 3, 1996 pursuant to a private solicitation thereof in compliance with Regulation D.

  The following diagram illustrates the structure of the Company, the Operating Partnership and the Services Company after the consummation of the Offering and the Formation Transactions:


                           Kilroy Realty Corporation
                                (the "Company")
                              100% owned by public
                               stockholders(/1/)



                              Kilroy Realty, L.P.
                         (the "Operating Partnership")
                           84.8% owned by the Company
                               as general partner
                    15.2% owned by the Continuing Investors
                              as limited partners



                             Kilroy Services, Inc.
                            (the "Services Company")
                                100% non-voting
                            preferred stock owned by
                         the Operating Partnership(/2/)
                            100% voting common stock
                          owned by John B. Kilroy, Sr.
                          and John B. Kilroy, Jr.(/3/)

--------
(1) If all Units of the Operating Partnership were exchanged for Common Stock, the Company would be owned approximately 84.8% by public stockholders and approximately 15.2% by the Continuing Investors. Beginning on the second anniversary of the consummation of the Offering, each Unit will be redeemable by the Operating Partnership at the request of the Unitholder for cash (based on the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or, at the Company's option, it may exchange Units for shares of Common Stock on a one-for-one basis, subject to certain antidilution adjustments and exceptions; provided, however, that if the Company does not elect to exchange such Units for shares of Common Stock, a Unitholder that is a corporation or limited liability company may require the Company to issue shares of Common Stock in lieu of cash, subject to the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors. See "Partnership Agreement of Operating Partnership--Redemption/Exchange Rights." Under certain circumstances, the Units may be redeemed prior to the second anniversary of the consummation of the Offering in connection with the obligation of certain of the Continuing Investors to indemnify the Company in connection with the Formation Transactions. See "Formation and Structure of the Company--Allocation of Consideration in the Formation Transactions." Officers, directors and employees of the Company will have options to acquire approximately 430,000 shares of Common Stock which could reduce the percentage owned by public stockholders to approximately 81.6% (assuming exchange of all outstanding Units and the exercise of all outstanding options).
(2)Represents 95.0% of the economic interest in the Services Company.
(3)Represents 5.0% of the economic interest in the Services Company.

BENEFITS TO THE CONTINUING INVESTORS

  The principals of KI proposed the Formation Transactions to the Continuing Investors because they believe that the benefits of the organization of the Company for the Continuing Investors outweigh the detriments to them. Benefits to members of the Continuing Investors include:

  . improved liquidity of their interests in the Properties, increased diversification of investment and deferral of the tax consequences of the contribution of their interests in the Properties to the Operating Partnership;

  . repayment of indebtedness in the aggregate net amount of approximately $204.7 million resulting from the refinancing of existing mortgage indebtedness, approximately $34.8 million of which is guaranteed by certain members of the Kilroy Group, including the repayment of indebtedness of a Continuing Investor of approximately $3.4 million; and

  . employment agreements between the Company and John B. Kilroy, Jr. providing annual salary, incentive compensation (including Common Stock options) and other benefits for his services as an officer of the Company. See "Management--Employment Agreements."

  No third party determination of the value of the Properties was sought or obtained in connection with the acquisition by the Operating Partnership of the Properties, and the terms of each of the option agreements relating to the Excluded Properties were not determined through arm's-length negotiations. There can be no assurance that the aggregate value of the consideration received by the participants in the Formation Transactions, including the grant of the options relating to the Excluded Properties, is equivalent to the fair market value of the properties and assets acquired by the Company and the Operating Partnership in connection with the Formation Transactions. See "Risk Factors--No Appraisals; Consideration to be Paid for Properties and Other Assets May Exceed their Fair Market Value" and "--Conflicts of Interest-- Competitive Real Estate Activities of Management."

                              DISTRIBUTION POLICY

  The Company presently intends to make regular quarterly distributions to holders of its Common Stock. The first distribution, for the period commencing
upon the consummation of the Offering and ending     1997, is anticipated to be
approximately $    per share (which is equivalent to a quarterly distribution of $.40 per share or an annual distribution of $1.60 per share) which results in an initial annual distribution rate of 8.0%, based on the initial public offering price set forth on the cover page of this Prospectus. The Company does not expect to change its estimated distribution rate if any of the Underwriters' over-allotment option is exercised. The Company currently expects to distribute approximately 90.4% of estimated cash available for distribution for the 12 months following the consummation of the Offering. Units and shares of Common Stock will receive equal distributions. The Board of Directors may vary the percentage of cash available for distribution which is distributed if the actual results of operations, economic conditions or other factors differ from the assumptions used in the Company's estimates.

  The Company established its initial distribution rate based on estimated cash flow for the 12 months following the consummation of the Offering and the Formation Transactions which the Company anticipates to be available for distribution, taking into account rents under existing leases, estimated operating expenses, capital improvements, debt service requirements and other factors. To maintain its qualification as a REIT, the Company must make annual distributions to stockholders of at least 95% of its taxable income, determined without regard to the deduction for dividends paid and by excluding any net capital gains. Under certain circumstances, the Company may be required to make distributions in excess of cash flow available for distribution to meet such distribution requirements. See "Distribution Policy."

  The Company's estimate of the initial distribution rate for the Common Stock was based on the Company's estimate of cash available for distribution, which is being made solely for the purpose of setting the initial distribution rate and is not intended to be a projection or forecast of the Company's results of operations or of its liquidity. The Company believes that its estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, no assurance can be given that the Company's estimate will be accurate. See "Risk Factors--Distribution Payout Percentage."

                           TAX STATUS OF THE COMPANY

  The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ending December 31, 1996 and believes its organization and proposed method of operation will enable it to meet the requirements for qualification as a REIT. To maintain REIT status, an entity must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) to its stockholders. As a REIT, the Company generally will not be subject to federal income tax on net income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. See "Risk Factors--Adverse Consequences of Failure to Qualify as a REIT" and "Federal Income Tax Considerations." Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and property. In addition, the Services Company will be subject to federal and state income tax at regular corporate rates on its net income.

                                  THE OFFERING

Common Stock Offered Hereby..   9,260,000 shares
Common Stock Outstanding af-
 ter the Offering............  10,913,835 shares(/1/)
Use of Proceeds..............  Together with the net proceeds of the Financing, repayment of approximately $204.7 million
                               principal amount of existing mortgage and other
                               indebtedness, approximately $36.3 million for
                               the purchase of the Acquisition Properties and
                               the remaining approximately $5.5 million to be
                               available for expenses of the Formation
                               Transactions, expenses of the Financing,
                               expenses of the Offering and as working capital.
NYSE symbol..................  KRC

--------
(1) Includes 1,653,835 Units (calculated on an as-exchanged basis) issued in connection with the Formation Transactions, but excludes 1,000,000 shares of Common Stock reserved for issuance pursuant to the Stock Incentive Plan (as defined herein). See "Management--Stock Incentive Plan" and "Shares Eligible for Future Sale."

                             SUMMARY FINANCIAL DATA

  The following table sets forth certain financial data on a pro forma basis for the Company, and on an historical basis for the Kilroy Group, which consist of the combined financial statements of the Kilroy Group (the "Combined Financial Statements") whose financial results will be consolidated in the historical and pro forma financial statements of the Company. The financial data should be read in conjunction with the historical and pro forma financial statements and notes thereto included in this Prospectus. The combined historical summary financial data as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 have been derived from the Combined Financial Statements of the Kilroy Group audited by Deloitte & Touche LLP, independent public accountants, whose report with respect thereto is included elsewhere in this Prospectus. The selected combined historical financial and operating information as of December 31, 1993, 1992 and 1991 and June 30, 1996, and for the years ended December 31, 1992 and 1991 and the six months ended June 30, 1995 and June 30, 1996, have been derived from the unaudited Combined Financial Statements of the Kilroy Group and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the operating information for the unaudited periods. The pro forma data assume the completion of the Formation Transactions, including acquisition of the Acquisition Properties and the consummation of the Offering (based upon the midpoint of the range of the initial public offering price set forth on the cover page of this Prospectus) and the Financing, and use of the aggregate net proceeds therefrom as described under "Use of Proceeds" as of the beginning of the periods presented for the operating data and as of the balance sheet date for the balance sheet data. The pro forma financial data does not give effect to the recent extension of the tenant lease with Hughes Space & Communications with respect to space leased in the Office Property located at 2250 E. Imperial Highway, El Segundo, California and a portion of the space leased in the Office Property located at 2240 E. Imperial Highway, El Segundo, California. The pro forma financial data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations.

             THE COMPANY (PRO FORMA) AND KILROY GROUP (HISTORICAL)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           SIX MONTHS ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                         -------------------------------  -------------------------------------------------------------
                                    COMBINED HISTORICAL                           COMBINED HISTORICAL
                         PRO FORMA  --------------------  PRO FORMA  --------------------------------------------------
                           1996        1996      1995       1995       1995       1994       1993      1992      1991
                         ---------  ---------- ---------  ---------  ---------  ---------  --------  --------  --------
STATEMENT OF OPERATIONS
 DATA:
 Rental income.......... $ 17,259    $ 14,837  $  13,949  $  32,884  $  28,285  $  27,518  $ 29,139  $ 27,935  $ 24,898
 Tenant reimbursements..    1,981       1,658      1,275      3,434      2,746      1,549     3,507     3,623     3,886
 Parking income.........      800         800        727      1,447      1,447      1,216     1,205     1,143     1,199
 Development and
  management fees.......                  458        695                 1,156        919       751       882       779
 Sale of air rights.....                                                 4,456
 Other income...........      261          58         52        803        395      1,077       174       180       144
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Total revenues.........   20,301      17,811     16,698     38,568     38,485     32,279    34,776    33,763    30,906
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Property expenses......    2,647       2,719      2,571      5,339      5,376      4,674     4,320     4,469     6,741
 Real estate taxes
  (refunds).............      726         518        670      1,503      1,139       (929)    2,500     3,276        96
 General and
  administrative
  expense...............    2,199         876        881      4,389      2,050      2,406     1,033       932       773
 Ground lease...........      399         230        216        813        475        591       772       696       568
 Development expenses...                  485        384                   737        468       581       429       255
 Interest expense.......    3,307       9,422     11,813      6,613     21,529     22,739    23,151    23,624    23,577
 Depreciation and
  amortization..........    4,571       4,051      4,013      9,352      8,313      8,740     8,990     8,954     8,196
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Total expenses.........   13,849      18,301     20,548     28,009     39,619     38,689    41,347    42,380    40,206
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Income (loss) before
  equity in income of
  subsidiary, minority
  interest and
  extraordinary item....    6,452        (490)    (3,850)    10,559     (1,134)    (6,410)   (6,571)   (8,617)   (9,300)
 Equity in income (loss)
  of subsidiary.........      (36)                              136
 Minority interest......     (975)                           (1,625)
 Extinguishment of
  debt..................               12,887                           15,267      1,847
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Net income (loss)...... $  5,441    $ 12,397  $  (3,850) $   9,070  $  14,133  $  (4,563) $ (6,571) $ (8,617) $ (9,300)
                         ========    ========  =========  =========  =========  =========  ========  ========  ========
 Pro forma net income
  per share(1).......... $   0.59                         $     .98
                         ========                         =========
                                                                                      DECEMBER 31,
                                                                     --------------------------------------------------
                            JUNE 30, 1996                                         COMBINED HISTORICAL
                         ---------------------                       --------------------------------------------------
                                     COMBINED
                         PRO FORMA  HISTORICAL                         1995       1994       1993      1992      1991
                         ---------  ----------                       ---------  ---------  --------  --------  --------
BALANCE SHEET DATA:
 Real estate assets,
  before accumu-
  lated depreciation and
  amortization.......... $229,410    $193,110                        $ 191,744  $ 190,720  $189,079  $202,941  $201,873
 Total assets...........  159,002     121,825                          121,171    130,624   134,920   145,979   153,073
 Mortgages and loans....   75,000     204,601                          206,858    222,038   218,769   221,921   216,558
 Total liabilities......   85,323     217,108                          224,301    242,887   232,063   232,351   223,678
 Minority interest......   11,199
 Stockholders' equity
  (deficit).............   62,480     (95,283)                        (103,130)  (112,263)  (97,143)  (86,372)  (70,605)

                            SIX MONTHS ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                          --------------------------------  ------------------------------------------
                                      COMBINED HISTORICAL                   COMBINED HISTORICAL
                          PRO  FORMA  --------------------  PRO FORMA  -------------------------------
                             1996       1996       1995       1995       1995       1994       1993
                          ----------  ---------  ---------  ---------  ---------  ---------  ---------
OPERATING DATA:
 Funds from
  Operations(2).........    $11,023      $3,561       $163    $19,911      2,723     $2,330     $2,419
 Office Properties:
 Square footage.........  1,463,028   1,156,787  1,156,787  1,463,028  1,156,787  1,156,787  1,156,787
 Average occupancy......       94.1%       93.2%      87.2%      89.3%      87.1%      87.6%      82.4%
 Industrial Properties:
 Square footage.........    916,570     916,570    916,570    916,570    916,570    916,570    916,570
 Average occupancy......       98.4%       98.4%      98.4%      98.4%      98.4%      79.7%      77.6%

-------
(1) Pro forma net income per share equals pro forma net income divided by the 9,260,000 shares of Common Stock offered hereby.
(2) Industry analysts generally consider Funds from Operations an alternative measure of performance of an equity REIT. As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), Funds from Operations represents net income (loss) before minority interest of unit holders (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. For all periods presented, depreciation and amortization and, in 1995 and 1994, gain on extinguishment of debt, were the only non-cash adjustments. Funds from Operations should not be considered as an alternative for net income as a measure of profitability nor is it comparable to cash flows provided by operating activities determined in accordance with GAAP.

                                 RISK FACTORS

  This Prospectus contains certain forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward looking statements as a result of certain uncertainties set forth below and elsewhere in this Prospectus. An investment in the shares of Common Stock involves various material risks. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

  DEPENDENCE ON SOUTHERN CALIFORNIA MARKET. Eighteen of the nineteen Properties, comprising an aggregate of approximately 2.3 million rentable square feet (representing approximately 94.5% of the aggregate rentable square feet of all of the Properties), are located in Southern California. Consequently, the Company's performance will be linked to economic conditions and the demand for office, industrial and retail space in this region. The Southern California economy has experienced significant recessionary conditions in the past several years, primarily as a result of the downsizing of the aerospace and defense industries; there is still a dependence on these industries in the Company's El Segundo and Long Beach Airport area submarkets. The recessionary conditions resulted in a general increase in vacancies and a general decrease in net absorption and rental rates in the Company's El Segundo and Long Beach Airport area submarkets. See "Business and Properties-- The Company's Southern California Submarkets." Any decline in the Southern California economy generally may result in a material decline in the demand for office, industrial and retail space, have a material adverse effect greater than if the Company had a more geographically diverse portfolio of properties, and may materially and adversely affect the ability of the Company to make distributions to stockholders. See "Business and Properties--The Company's Southern California Submarkets."

  In addition, eight Office Properties, representing approximately 90.4% of the aggregate office space of all of the Office Properties, are located in two office parks in El Segundo, California, and Long Beach, California, respectively.

  DEPENDENCE ON SIGNIFICANT TENANTS. The Company's ten largest office tenants represented approximately 52.3% of annual base rent for the year ended December 31, 1995 (giving pro forma effect to a recent extension of a lease with Hughes Space & Communications with respect to two of the Office Properties located at Kilroy Airport Center at El Segundo), and its eight industrial tenants represented approximately 16.0% of annual base rent for the same period. Of this amount, its largest tenant, Hughes Space & Communications, currently leases approximately 495,000 rentable square feet of office space in Kilroy Airport Center at El Segundo, representing approximately 29.6% of the Company's total base rent revenues for the year ended December 31, 1995 (giving pro forma effect to the Hughes Space & Communications lease extension). The base periods of the Hughes Space & Communications leases expire beginning in January 1999. The Company's revenues and cash available for distribution to stockholders would be disproportionately and materially adversely affected in the event of bankruptcy or insolvency of, or a downturn in the business of, or the nonrenewal of leases by, any of its significant tenants, or the renewal of such leases on terms less favorable to the Company than their current terms.

  CASH FLOW FROM DEVELOPMENT ACTIVITIES. A significant portion of the Company's anticipated cash flow may be generated from development activities which are partially dependent on the availability of development opportunities and which are subject to the risks inherent with development and general economic conditions. In addition, development activities will be subject to limitations imposed by the REIT tests. See "Federal Income Tax Consequences-- Taxation of the Company--Income Tests." There can be no assurance that the Company will realize such anticipated cash flows. See "Risk Factors--Real Estate Investment Considerations--Risks of Real Estate Acquisition and Development."

  DISTRIBUTIONS TO STOCKHOLDERS. Distributions by the Company to its stockholders will be based principally on cash available for distribution from the Properties. Increases in base rent under the leases of the Properties or the payment of rent in connection with future acquisitions will increase the Company's cash available for distribution to stockholders. However, in the event of a default or a lease termination by a lessee, there could be a decrease or cessation of rental payments and thereby a decrease in cash available for distribution. In addition, the amount available to make distributions may decrease if properties acquired in the future yield lower than expected returns.

  The distribution requirements for REITs under federal income tax laws may limit the Company's ability to finance future developments, acquisitions and expansions without additional debt or equity financing. If the Company incurs additional indebtedness in the future, it will require additional funds to service such indebtedness and as a result amounts available to make distributions may decrease. Distributions by the Company will also be dependent on a number of other factors, including the Company's financial condition, any decision to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Company deems relevant. In addition, the Company may issue from time to time additional Units or shares of Common Stock in connection with the acquisition of properties or in certain other circumstances. No prediction can be made as to the number of such Units or shares of Common Stock which may be issued, if any, and, if issued, the effect on cash available for distribution on a per share basis to holders of Common Stock. Such issuances, if any, will have a dilutive effect on cash available for distribution on a per share basis to holders of Common Stock. See "The Company--Growth Strategies." The possibility exists that actual results of the Company may differ from the assumptions used by the Board of Directors in determining the initial distribution rate. In such event, the trading price of the Common Stock may be adversely affected.

  To obtain the favorable tax treatment associated with REITs, the Company generally will be required to distribute to its stockholders at least 95% of its taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) each year. In addition, the Company will be subject to tax at regular corporate rates to the extent that it distributes less than 100% of its taxable income (including net capital gains) each year. The Company will also be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

  The Company intends to make distributions to its stockholders to comply with the distribution requirements of the Code and to reduce exposure to federal income taxes and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income and the effect of required debt amortization payments could require the Company to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

  NO APPRAISALS; CONSIDERATION TO BE PAID FOR PROPERTIES AND OTHER ASSETS MAY EXCEED THEIR FAIR MARKET VALUE. No independent valuations or appraisals of the Properties were obtained in connection with the Formation Transactions. The valuation of the Company has been determined by considering the enterprise value of the Company as a going concern based primarily upon a capitalization of estimated and anticipated Funds from Operations (as defined) and cash available for distribution and the other factors discussed in this Prospectus under "Distribution Policy" and "Underwriting," rather than an asset-by-asset valuation based on historical cost or current market value. This methodology has been used because management believes it is appropriate to value the Company as an ongoing business rather than with the view to values that could be obtained from a liquidation of the Company or of individual assets owned by the Company. Accordingly, there can be no assurance that the consideration paid by the Company will not exceed the fair market value of the Properties and other assets acquired by the Company. A valuation of the Company determined solely by appraisals of the Properties and other assets of the Company may result in a significantly lower valuation of the Company from that which is reflected by the initial public offering price per share set forth on the cover of this Prospectus, which also takes into account the businesses of the Services Company, the earnings of the Properties and the going concern value of the Company. See "Underwriting." Since the liquidation value of the Company is likely to be significantly less than the value of the Company as a going concern, stockholders may suffer a significant loss in the value of their shares if the Company were required to sell its assets.

  The valuation of the Company's development, leasing and management services business has been derived, in part, from a capitalization of the revenue derived from the Company's contracts with third parties for real estate development, leasing and management services. Upon consummation of the Offering, the Company expects to provide through the Operating Partnership leasing and management services, and through the Services Company third-party development services.

  The consideration paid and the allocation of Units of the Operating Partnership among the participants in connection with the Formation Transactions were not determined by arm's-length negotiations. Since no appraisals of the Properties and other assets were obtained, the value of the Units allocated to participants in the Formation Transactions may exceed the fair market value of their ownership of such Properties and assets. The terms of the option agreements relating to the Excluded Properties also were not determined by arm's-length negotiations, and such terms may be less favorable to the Company than those that may have been obtained through negotiations with a third party. In addition, approximately $34.8 million of mortgage indebtedness guaranteed by certain members of the Kilroy Group, including officers and directors of the Company, will be repaid in connection with the Formation Transactions. See "--Conflicts of Interest," "Use of Proceeds" and "Formation and Structure of the Company."

  REAL ESTATE INVESTMENT CONSIDERATIONS

  General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred in connection therewith. If the Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the ability to make distributions to the Company's stockholders could be adversely affected. Income from, and the value of, the Properties may be adversely affected by the general economic climate, local conditions such as oversupply of office, industrial or retail space or a reduction in demand for office, industrial or retail space in the area, the attractiveness of the Properties to potential tenants, competition from other office, industrial and retail buildings, and the ability of the Company to provide adequate maintenance and insurance and increased operating costs (including insurance premiums, utilities and real estate taxes). In addition, revenues from properties and real estate values are also affected by such factors as the cost of compliance with regulations and the potential for liability under applicable laws, including changes in tax laws, interest rate levels and the availability of financing. The Company's income would be adversely affected if a significant number of tenants were unable to pay rent or if office, industrial or retail space could not be rented on favorable terms. Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment.

  Illiquidity of Real Estate. Real estate investments are relatively illiquid and, therefore, the Company has limited ability to vary its portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Code and related regulations on a REIT holding property for sale may affect the Company's ability to sell properties without adversely affecting distributions to the Company's stockholders.

  Competition. The Company plans to expand, primarily through the acquisition and development of additional office and industrial buildings in Southern California and other strategic markets. There are a number of office and industrial building developers and real estate companies that compete with the Company in seeking properties for acquisition, prospective tenants and land for development. All of the Properties are in developed areas where there are generally other properties of the same type. Competition from other office, industrial and retail properties may affect the Company's ability to attract and retain tenants, rental rates and expenses of operation (particularly in light of the higher vacancy rates of many competing properties which may result in lower-priced space being available in such properties). The Company may be competing with other entities that have greater financial and other resources than the Company.

  Lease Expirations. Certain leases expiring during the first several years following the Offering are at rental rates higher than those attained by the Company in its recent leasing activity. Such leases, or other leases of the

Company, may not be renewed or, if renewed, may be renewed at rental rates lower than rental rates in effect immediately prior to expiration. Decreases in the rental rates for the Company's properties, the failure of tenants to renew any such leases or the failure of the Company to re-lease any of the Company's space could materially adversely affect the Company and its ability to make distributions. See "Business and Properties--Lease Expirations."

  Ground Leases. The Company's five Office Properties located at Kilroy Airport Center in Long Beach are held subject to ground leases. A default by the Company under the terms of a ground lease could result in the loss of Properties located on the respective parcel, with the landowner becoming the owner of such Properties unless the default under the lease is cured or waived. In addition, upon expiration of the ground leases, including the options thereon, there is no assurance that the Company will be able to negotiate new ground leases at all or, if any leases were renewed, that they will be on terms consistent with or more favorable than existing terms, which may result in the loss of the Properties or increased rental expense to the Company. The ground leases for the Kilroy Airport Center Long Beach (including renewal options) will expire in 2084. See "Business and Properties--Office Properties--Kilroy Long Beach."

  Capital Improvements. The Properties vary in age and require capital improvements regularly. If the cost of improvements, whether required to attract and retain tenants or to comply with governmental requirements, substantially exceeds management's expectations, cash available for distribution could be reduced.

  Risks of Real Estate Acquisition and Development. The Company intends to actively seek to acquire office and industrial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

  In addition to the Development Properties, the Company will pursue other development opportunities both for ownership by the Company and on a fee basis. The real estate development business involves significant risks in addition to those involved in the ownership and operation of established office or industrial buildings, including the risks that financing may not be available on favorable terms for development projects and construction may not be completed on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing such properties and generating cash flow. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

  The Company anticipates that future acquisitions and developments will be financed, in whole or in part, through additional equity offerings, lines of credit and other forms of secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms. Equity, rather than debt, financing of future acquisitions or developments could have a dilutive effect on the interests of existing stockholders of the Company.

  While the Company has focused primarily on the development and ownership of office and industrial properties, the Company plans in the future to develop properties, part or all of which will be for retail use. In addition, while the Company has historically limited its ownership of properties primarily to the Southern California market, the Company has entered into an agreement giving it the right to purchase office properties in the greater Seattle area and it is possible that the Company will in the future expand its business to this and other new geographic markets. See "Business and Properties--Excluded Properties--SeaTac Office Center at Seattle-Tacoma International Airport." The Company will not initially possess the same level of familiarity with new types of commercial development or new markets, which could adversely affect its ability to acquire or develop properties in any new localities or to realize expected performance.

  Uninsured Loss. Management believes that the Properties are covered by adequate comprehensive liability, rental loss and all-risk (at full replacement cost) insurance provided by reputable companies and with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to floods, riots or acts of war, or may be insured subject to certain limitations including large deductibles or copayments, such as losses due to seismic activity. See discussion of uninsured losses from seismic activity below. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its investment in and anticipated profits and cash flow from a property and would continue to be obligated on any mortgage indebtedness or other obligations related to such property. Any such loss would adversely affect the Company and its ability to make distributions.

  Uninsured Losses from Seismic Activity. The Properties are located in areas that are subject to earthquake activity. Although the Company expects to have earthquake insurance on a substantial portion of its Properties, should any Property sustain damage as a result of an earthquake, or should losses exceed the amount of such coverage, the Company may incur uninsured losses or losses due to deductibles or co-payments on insured losses. See "Business and Properties--Uninsured Losses from Seismic Activity."

  Risks Involved in Property Ownership Through Partnerships and Joint Ventures. Although the Company will own fee simple interests in the Properties (other than Kilroy Long Beach, which is held subject to long-term ground leases), in the future the Company may also participate with other entities in property ownership through joint ventures or partnerships. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or co-venturers might become bankrupt, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturers may be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

  REAL ESTATE FINANCING RISKS. The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that indebtedness on the Properties will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expense would increase, which would adversely affect the Company's cash flow and its ability to pay expected distributions to stockholders. Further, if a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, or is in default under the related mortgage or deed of trust, such Property could be transferred to the mortgagee, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the REIT distribution requirements of the Code. See "The Financing."

  CONFLICTS OF INTEREST

  Tax Consequences Upon Sale or Refinancing. Unlike persons acquiring shares of Common Stock in the Offering, holders of Units may suffer different and more adverse tax consequences than the Company upon the sale or refinancing of the Properties owned by the Operating Partnership, and therefore such holders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such Properties.

While the Company, as the sole general partner of the Operating Partnership, will have the authority as to whether and on what terms to sell or refinance each Property owned solely by the Operating Partnership, those directors and officers of the Company who hold Units may seek to influence the Company not to sell or refinance the Properties, even though such a sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a Property with a higher level of debt.

  Failure to Enforce Terms of Certain Agreements. As recipients of Units in the Formation Transactions, certain directors and officers of the Company will have a conflict of interest with respect to their obligations as directors or officers of the Company to enforce the terms of the agreements relating to the transfer to the Operating Partnership of their interests in the Partnerships and other assets to be acquired by the Company and relating to the Company's option to purchase certain additional properties owned by entities controlled by certain officers and directors. See "Business and Properties--Development, Leasing and Management Activities--Excluded Properties." The failure to enforce the material terms of those agreements (which would require the approval of the Independent Directors) could result in a monetary loss to the Company, which loss could have a material effect on the Company's financial condition or results of operations. While certain Continuing Investors will provide indemnities in connection with such transfers, such indemnities would be impaired to the extent that such Continuing Investors have other obligations, including obligations for taxes arising from the Formation Transactions or prior transactions, which they may not have sufficient assets to satisfy.

  Policies with Respect to Conflicts of Interest. The Company has adopted certain policies designed to eliminate or minimize conflicts of interest. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. See "Policies with Respect to Certain Activities--Conflict of Interest Policies."

  Competitive Real Estate Activities of Management. John B. Kilroy, Sr. and John B. Kilroy, Jr. will have controlling ownership interests in certain properties which the Company has the option to acquire, including a complex of three office properties which are located in the El Segundo submarket in which four of the Office Properties and four of the Industrial Properties are located and three office properties located at the SeaTac Office Center at the Seattle-Tacoma International Airport. These properties will be managed by the Operating Partnership and certain of the Company's officers, directors and employees will spend an immaterial portion of their time and effort managing these interests. In addition, John B. Kilroy, Sr. and John B. Kilroy, Jr. own Calabasas Park Centre, an undeveloped approximately 66-acre site (representing approximately 45 developable acres net of acreage required for streets and contractually required open areas). The Kilroy Group is actively marketing all but 18 acres for sale. Certain of the Company's officers, directors and employees will spend an immaterial amount of time in connection with any sales of such parcels.

  In addition, pursuant to the Omnibus Agreement and certain other option agreements, the Company has the exclusive option to acquire the SeaTac Office Center, the three office properties at a complex located on North Sepulveda Boulevard in El Segundo described above and the approximately 18 acres included in Calabasas Park Centre not currently held for sale. Each of these properties is currently owned by partnerships controlled by John B. Kilroy, Sr. and John B. Kilroy, Jr. The properties located at the SeaTac Office Center and on North Sepulveda Boulevard in El Segundo will be managed by the Operating Partnership pursuant to a management agreement on market terms. With respect to Calabasas Park Centre, the officers, directors and employees of the Company will spend an immaterial amount of time in connection with the entitlement, marketing and sales of such parcels. The implementation of the arrangements relating to each of these properties will involve a conflict of interest with John B. Kilroy, Sr. and John B. Kilroy, Jr. The Kilroy Group holds certain other real estate interests which are not being contributed to the Company as part of the Formation Transactions. All of such other real estate interests relate to miscellaneous properties and property rights that the Company believes are not of a type appropriate for inclusion in the Company's portfolio and the properties are not consistent with the Company's strategy. See "Business and Properties--Excluded Properties."

  ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

  Tax Liabilities as a Consequence of Failure to Qualify as a REIT. The Company intends to operate so as to qualify as a REIT under the Code, commencing with its taxable year ending December 31, 1996. Although management believes that it will be organized and will operate in such a manner, no assurance can be given that the Company will be organized or will be able to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must pay distributions to stockholders aggregating annually at least 95% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains). The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets in partnership form. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is relying on the opinion of Latham & Watkins, tax counsel to the Company, regarding various issues affecting the Company's ability to qualify, and continue to qualify, as a REIT. See "Federal Income Tax Consequences--Taxation of the Company" and "Legal Matters." Such legal opinion is based on various assumptions and factual representations by the Company regarding the Company's ability to meet the various requirements for qualification as a REIT, and no assurance can be given that actual operating results will meet these requirements. Such legal opinion is not binding on the Internal Revenue Service ("IRS") or any court.

  Among the requirements for REIT qualification is that the value of any one issuer's securities held by a REIT may not exceed 5% of the REIT's total assets on certain testing dates. See "Federal Income Tax Consequences-- Taxation of the Company--Requirements for Qualification." The Company believes that the aggregate value of the securities of the Services Company to be held by the Company will be less than 5% of the value of the Company's total assets, based on the initial allocation of Units among participants in the Formation Transactions and the Company's opinion regarding the maximum value that could be assigned to the expected assets and net operating income of the Services Company after the Offering. In rendering its opinion as to the qualification of the Company as a REIT, Latham & Watkins is relying on the conclusions of the Company regarding the value of the Services Company.

  If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Consequences--Taxation of the Company-- Requirements for Qualification."

  Other Tax Liabilities. Even if the Company qualifies for and maintains its REIT status, it will be subject to certain federal, state and local taxes on its income and property. For example, if the Company has net income from a prohibited transaction, such income will be subject to a 100% tax. In addition, the Company's net income, if any, from the third-party development conducted through the Services Company will be subject to federal income tax at regular corporate tax rates. See "Federal Income Tax Consequences--Services Company."

  ADVERSE CONSEQUENCES OF FAILURE OF THE OPERATING PARTNERSHIP TO QUALIFY AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES. The Company will receive an opinion of Latham & Watkins, tax counsel to the Company, at the closing of the Formation Transactions to the effect that the Operating Partnership is properly treated as a partnership for federal income tax purposes. Such opinion is not binding on the IRS or the courts. If the IRS were to successfully challenge the tax status of the Operating Partnership as a partnership for federal income tax purposes, the Operating Partnership would be treated as an association taxable as a corporation. In such event, the character of the Company's assets and income would change, which would preclude the Company from satisfying the asset tests and possibly the income tests (as imposed by the REIT provisions of the Code) and, in turn, would prevent the Company from qualifying as a REIT. The imposition of a corporate tax on the Operating Partnership, combined with the loss of REIT status of the Company, would also materially adversely affect the amount of cash available for distribution to the Company and its stockholders. See "Federal Income Tax Consequences--Tax Aspects of the Operating Partnership--Entity Classification."

  CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT STOCKHOLDER
VOTE. Subject to the Company's fundamental investment policy to maintain its qualification as a REIT (unless a change is approved by the Company's Board of Directors and stockholders), the Company's Board of Directors will determine its investment and financing policies, its growth strategy, and its debt, capitalization, distribution and operating policies. Although the Board of Directors has no present intention to revise or amend these strategies and policies, the Board of Directors may do so at any time without a vote of the Company's stockholders. See "Policies With Respect to Certain Activities-- Other Policies." Accordingly, stockholders will have no control over changes in strategies and policies of the Company, and such changes may not serve the interests of all stockholders and could adversely affect the Company's financial condition or results of operations, including its ability to distribute cash to stockholders.

  Issuance of Additional Securities. The Company has authority to offer its Common Stock or other equity or debt securities in exchange for property or otherwise. Similarly, the Company may cause the Operating Partnership to offer additional Units or preferred units of the Operating Partnership, including offers in exchange for property to sellers who seek to defer certain of the tax consequences relating to a property transfer. Existing stockholders will have no preemptive right to acquire any such securities, and any such issuance of equity securities could result in dilution in an existing stockholder's investment in the Company.

  Risks Involved in Acquisitions Through Partnerships or Joint Ventures. The Company may invest in office and industrial properties through partnerships or joint ventures instead of purchasing such properties directly or through wholly-owned subsidiaries. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present in a direct acquisition of properties. These include the risk that the Company's co-venturer or partner in an investment might become bankrupt; a co-venturer or partner might at any time have economic or business interests or goals which are inconsistent with the business interests or goals of the Company and a co-venturer or partner might be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives.

  Risks Involved in Investments in Securities Related to Real Estate. The Company may pursue its investment objectives through the ownership of securities of entities engaged in the ownership of real estate. Ownership of such securities may not entitle the Company to control the ownership, operation and management of the underlying real estate. In addition, the Company may have no ability to control the distributions with respect to such securities, which may adversely affect the Company's ability to make required distributions to stockholders. Furthermore, if the Company desires to control an issuer of securities, it may be prevented from doing so by the limitations on percentage ownership and gross income tests which must be satisfied by the Company in order for the Company to qualify as a REIT. See "Federal Income Tax Consequences--Taxation of the Company--Requirements for Qualification as a REIT." The Company intends to operate its business in a manner that will not require the Company to register under the Investment Company Act of 1940 and stockholders will therefore not have the protection of that Act.

  The Company may also invest in mortgages, and may do so as a strategy for ultimately acquiring the underlying property. In general, investments in mortgages include the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of the mortgaged property may be less than the principal amount of the mortgage note securing such property and the risk that interest rates payable on the mortgages may be lower than the Company's cost of funds to acquire these mortgages. In any of these events, Funds from Operations and the Company's ability to make required distributions to stockholders could be adversely affected.

  LIMITS ON OWNERSHIP AND CHANGE IN CONTROL. Certain provisions of the Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation and Bylaws, and certain provisions of the Operating Partnership's partnership agreement, could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium for their shares of Common Stock over then prevailing market prices.

  Limits on Ownership of Common Stock; Staggered Board; Capital Stock; Voting Rights. In order for the Company to maintain its qualification as a REIT, not more than 50% in value of the outstanding shares of its capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which the election to be treated as a REIT has been made). Furthermore, after the first taxable year for which a REIT election is made, the Company's shares must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year (or a proportionate part of a short tax year). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively, owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See "Federal Income Tax Consequences--Taxation of the Company." In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its stockholders, the Articles of Incorporation of the Company limit actual or constructive ownership of the outstanding shares of Common Stock by any single stockholder to 8% (the "Ownership Limit") of the then outstanding shares of Common Stock. See "Description of Capital Stock--Restrictions on Ownership and Transfer." Although the Board of Directors presently has no intention of doing so (except as described below), the Board of Directors will consider waiving the Ownership Limit with respect to a particular stockholder if it is satisfied, based upon the advice of tax counsel or otherwise, that ownership by such stockholder in excess of the Ownership Limit would not jeopardize the Company's status as a REIT and the Board of Directors otherwise decided such action would be in the best interests of the Company. The Board of Directors has waived the Ownership Limit with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and certain affiliated entities and has permitted such individuals and entities to actually or constructively own, in the aggregate, up to 17% of the outstanding Common Stock. The Articles of Incorporation provide that any of John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and certain affiliates may acquire Common Stock pursuant to their rights to exchange Units for shares of Common Stock, subject to certain restrictions, or from other sources, but may not acquire Common Stock such that such individuals or affiliates would actually or constructively own in the aggregate Common Stock in excess of 17% of the then outstanding Common Stock.

  Actual or constructive ownership of shares of Common Stock in excess of the Ownership Limit, or, with the consent of the Board of Directors, such other limit, will cause the violative transfer or ownership to be void with respect to the transferee or owner as to that number of shares in excess of the Ownership Limit, or, with the consent of the Board of Directors, such other limit, as applicable, and such shares will be automatically transferred to a trust for the benefit of a qualified charitable organization. Such purported transferee or owner shall have no right to vote such shares or be entitled to dividends or other distributions with respect to such shares. See "Description of Capital Stock--Restrictions on Ownership and Transfer" for additional information regarding the Ownership Limit.

  Following the consummation of the Offering, the Board of Directors of the Company will be divided into three classes serving staggered three-year terms. The terms of the first, second and third classes will expire in 1997, 1998 and 1999, respectively. Directors for each class will be chosen for a three-year term upon the expiration of the current class' term, beginning in 1997. In addition, the Articles of Incorporation authorize the Board of Directors to issue up to 150,000,000 shares of Common Stock and 30,000,000 shares of preferred stock and to establish the rights and preferences of any shares of preferred stock issued. No shares of preferred stock will be issued or outstanding at the consummation of the Offering. See "Description of Capital Stock--Preferred Stock." Under the Articles of Incorporation, stockholders do not have cumulative voting rights.

  The Ownership Limit, the staggered terms for directors, the issuance of additional common or preferred stock in the future and the absence of cumulative voting rights could have the effect of (i) delaying or preventing a change of control of the Company even if a change of control were in the stockholders' interest, (ii) deterring tender offers for the Common Stock that may be beneficial to the stockholders, or (iii) limiting the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor attempted to assemble a block of shares of Common Stock in excess of the Ownership Limit or otherwise to effect a change of control of the Company. See "Management" and "Description of Capital Stock."

  Maryland Business Combination Statute. Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's voting shares (an "Interested Stockholder") are prohibited for five years after the date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other things, the holders of the Common Stock receive a minimum price (as defined in the MGCL) for their Common Stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its Common Stock. These provisions of the MGCL could have the effect of delaying or preventing a change of control of the Company or other transactions even if it were in the interest of some, or a majority, of the Company's stockholders. As permitted by the MGCL, the Company has exempted any "business combinations" involving the members of the Kilroy Group and their affiliates and associates, present or future, or any other person acting in concert or as a group with any of the foregoing persons and, consequently, the five year prohibition and the super-majority vote requirements will not apply to "business combinations" between any of them and the Company. As a result, members of the Kilroy Group, any present or future affiliate or associate thereof or any other person acting in concert or as a group with any of the foregoing persons may be able to enter into "business combinations" with the Company, which may or may not be in the best interest of the stockholders. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws--Business Combinations."

  Maryland Control Share Acquisition. Maryland law provides that "control shares" of the Company acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the Company. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction or to acquisitions approved or exempted by the Company's Articles of Incorporation or Bylaws. As permitted by the MGCL, the Company has exempted control share acquisitions involving any of the members of the Kilroy Group, their affiliates and associates, directors, officers and employees of the Company, and any other person approved by the Board of Directors in its sole discretion. As a result, any of the members of the Kilroy Group, their affiliates and associates, directors, officers and employees of the Company, and any person approved by the Board of Directors in its sole discretion may be able to effect a control share acquisition of the Company, which may or may not be in the best interest of the stockholders. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws--Control Share Acquisitions."

  RISKS OF DEVELOPMENT BUSINESS AND RELATED ACTIVITIES BEING CONDUCTED BY THE SERVICES COMPANY; CONTROL OF THE SERVICES COMPANY

  Tax Liabilities. The Services Company will be subject to federal and state income tax on its taxable income at regular corporate rates. Any federal, state or local income taxes that the Services Company is required to pay will reduce the cash available for distribution by the Company to its stockholders.

  Adverse Consequences of Lack of Control Over the Businesses of the Services Company. To comply with the REIT asset tests that restrict ownership of shares of other corporations, upon consummation of the Offering, the Operating Partnership will own 100% of the non-voting preferred stock of the Services Company (representing approximately 95% of its economic value) and John B. Kilroy, Sr. and John B. Kilroy, Jr. will own all the outstanding voting common stock of the Services Company (representing approximately 5% of its economic value). This ownership structure is necessary to permit the Company to share in the income of the Services Company and also maintain its status as a REIT. Although it is anticipated that the Company will receive substantially all of the economic benefit of the businesses carried on by the Services Company through the Company's right to receive dividends through the Operating Partnership, the Company will not be able to elect directors or officers of the Services Company and, therefore, the Company will not have the ability to influence the operations of the Services Company. As a result, the board of directors and management of the Services Company may implement business policies or decisions that would not have been implemented by persons controlled by the Company and that are adverse to the interests of the Company or that lead to adverse financial results, which could adversely impact the Company's net operating income and cash flow. See "Formation and Structure of the Company."

  Adverse Consequence of REIT Status on the Businesses of the Services Company. Certain requirements for REIT qualification may in the future limit the Company's ability to receive increased distributions from the fee development operations conducted and related services offered by the Services Company. See "--Adverse Consequences of Failure to Qualify as a REIT."

  DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the efforts of its executive officers and directors, particularly John B. Kilroy, Sr., the Company's Chairman of the Board, and John B. Kilroy, Jr., the Company's President and Chief Executive Officer, for strategic business direction and experience in the Southern California real estate market. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company. The Company has entered into employment agreements with John B. Kilroy, Jr. and Jeffrey C. Hawken. See "Management--Employment Agreements."

  DISTRIBUTION PAYOUT PERCENTAGE. The Company's expected annual distributions for the 12 months following consummation of the Offering of $1.60 per share are expected to be approximately 90.4% of estimated cash available for distribution. If cash available for distribution generated by the Company's assets for such 12-month period is less than the Company's estimate, or if such cash available for distribution decreases in future periods from expected levels, the Company's ability to make the expected distributions would be adversely affected. Any such failure to make expected distributions could result in a decrease in the market price of the Common Stock. See "Distribution Policy."

  HISTORICAL OPERATING LOSSES OF THE OFFICE AND INDUSTRIAL
PROPERTIES. Although the Office and Industrial Properties developed by the Company after their construction and initial lease-up periods have historically generated positive net cash flow, the effect of depreciation, amortization and other non-cash charges of the Company has resulted in net losses for financial reporting purposes in each of the last five fiscal years. Historical operating results of the Office and Industrial Properties may not be comparable to future operating results of the Company because, prior to the completion of the Offering and the Formation Transactions, the Office and Industrial Properties were encumbered with greater levels of debt (which has the effect of reducing net income) than that with which the Company intends to operate. In addition, the historical results of operations do not reflect the acquisition and development of the any of the Acquisition Properties or the Development Properties.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations." However, there can be no assurance that the Company will acquire and successfully develop any of the Development Properties, and, even if such Properties are acquired and successfully developed, that they will not experience losses in the future.

  NO LIMITATION ON DEBT. The Board of Directors currently intends to fund acquisition opportunities and development partially through short-term borrowings, as well as out of undistributed cash available for distribution and other available cash. The Board of Directors expects to refinance projects purchased or developed with short-term debt either with long-term indebtedness or equity financing depending upon the economic conditions at the time of refinancing. Upon completion of the Offering and the Formation Transactions, the debt to total market capitalization ratio of the Company will be approximately 25.6% (assuming an initial public offering price of $20.00 per share of Common Stock). The Board of Directors has adopted a policy of limiting its indebtedness to approximately 50% of its total market capitalization (i.e., the market value of the issued and outstanding shares of Common Stock, including interests exchangeable therefor, plus total debt), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. The Board of Directors, without the vote of the Company's stockholders, could alter or eliminate its current policy on borrowing at any time at its discretion. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash flow and its ability to make expected distributions to its stockholders and an increased risk of default on the Company's obligations. See "Policies With Respect to Certain Activities-- Financing."

  The Company has established its debt policy relative to the market capitalization of the Company rather than to the book value of its assets, a ratio that is frequently employed. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated value of real property, the Company's primary tangible asset) does not accurately reflect its ability to borrow and to meet debt service requirements. The total market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. Although the Company will consider factors other than total market capitalization in making decisions regarding the incurrence of indebtedness (such as the purchase price of properties to be acquired with debt financing, the estimated market value of such properties upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the ratio of indebtedness to total market capitalization (or to any other measure of asset value) will be consistent with the expected level of distributions to the Company's stockholders.

  GOVERNMENT REGULATIONS. Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

  Costs of Compliance with Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation, effective beginning in 1992, are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA might require removal of structural barriers to handicapped access in certain public areas where such removal is "readily achievable." Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The impact of application of the ADA to the Company's properties, including the extent and timing of required renovations, is uncertain. If required changes involve a greater amount of expenditures than the Company currently anticipates or if the changes must be made on a more accelerated schedule than the Company currently anticipates, the Company's ability to make expected distributions to stockholders could be adversely affected.

  Environmental Matters. Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, an owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such hazardous or toxic substances. The costs of investigation, removal or remediation of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to rent or sell the property or to borrow using such property as collateral and may expose it to liability resulting from any release of or exposure to such substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental penalties and injuries to persons and property.

  The Company believes that the Properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

  All of the Properties were subject to Phase I or similar environmental assessments by independent environmental consultants in connection with the formation of the Company. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include an historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations. The Company's environmental assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nonetheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds the Company's budgets for such items, the Company's ability to make expected distributions to stockholders could be adversely affected.

  Other Regulations. The Properties are also subject to various federal, state and local regulatory requirements such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's Funds from Operations and expected distributions.

  The City of Los Angeles has enacted certain regulations relating to the repair of welded steel moment frame buildings located in certain areas damaged as a result of the Southern California Northridge earthquake on January 17, 1994. Such regulations do not apply to the Properties. There can be no assurance, however, that similar regulations will not be adopted by governmental agencies with the ability to regulate the Properties or that other requirements affecting the Properties will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's Funds from Operations and cash available for distribution. The Company believes, based in part on recent engineering reports, that its Properties are in good condition. See "Business and Properties--Uninsured Losses from Seismic Activity."

  IMMEDIATE AND SUBSTANTIAL DILUTION. As set forth more fully under "Dilution," as of June 30, 1996, the Properties to be contributed by the Kilroy Group in exchange for Units in the Operating Partnership had a pro forma net tangible book value for financial reporting purposes of approximately $62.5 million, or $6.75 per share of Common Stock. As a result, the pro forma net book value per share of Common Stock of the Company after the consummation of the Offering and the Formation Transactions will be less than the assumed initial public offering price of $20.00 per share. The purchasers of Common Stock offered hereby will experience immediate and substantial dilution of $13.25 per share of Common Stock (based on the assumed initial public offering price) in the net tangible book value of the shares of Common Stock. See "Dilution."

  NO PRIOR PUBLIC MARKET. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop as a result of the Offering or, if a trading market does develop, that it will be sustained or that the shares of Common Stock will be resold at or above the initial public offering price. The market for equity securities can be volatile and the trading price of the Common Stock could be subject to wide fluctuations in response to operating results, news announcements, trading volume, general market trends, changes in interest rates and other factors. Moreover, numerous other factors, such as governmental regulatory action and changes in tax laws, could have a significant impact on the future market price of the Common Stock. The initial public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the representatives (the "Representatives") of the Underwriters. Among the factors to be considered in such negotiations, in addition to prevailing market conditions, will be distribution rates and Funds from Operations of publicly traded REITs that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential and earnings prospects of the Company, and the current state of the Company's industry and the economy as a whole. The assumed initial public offering price does not necessarily bear any relationship to the Company's book value, assets, financial condition or any other established criteria of value and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting."

  EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK. One of the factors that will influence the market price of the Common Stock in public markets will be the annual yield on the price paid for shares from distributions by the Company. An increase in prevailing market interest rates on fixed income securities may lead prospective purchasers of the Common Stock to demand a higher annual yield from future distributions. Such an increase in the required yield from distributions may adversely affect the market price of the Common Stock.

  SHARES AVAILABLE FOR FUTURE SALE. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. Sales of substantial amounts of shares of Common Stock in the public market (or upon exchange of Units) or the perception that such sales might occur could adversely affect the market price of the shares of Common Stock.

  Upon the consummation of the Offering and the Formation Transactions, the Company will have outstanding 9,260,000 shares of Common Stock (10,649,000 shares if the Underwriters' over-allotment option is exercised in full), all of which will be freely tradeable in the public market by persons other than "affiliates" of the Company without restriction or registration under the Securities Act. All of the shares of Common Stock that are issuable upon the redemption of Units will be deemed to be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be transferred unless registered under the Securities Act or an exemption from registration is available, including any exemption from registration provided under Rule 144 of the Securities Act. In general, upon satisfaction of certain conditions, Rule 144 of the Securities Act permits the sale of certain amounts of restricted securities two years following the date of acquisition of the restricted securities from the Company and, after three years, permits unlimited sales by persons unaffiliated with the Company.

  It is expected that the Operating Partnership will issue an aggregate of 1,653,835 Units to executive officers, directors and other Continuing Investors in connection with the formation of the Company which, after two years following the receipt of such Units, may be redeemed by the Operating Partnership at the request of the holders for cash (based on the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or, at the Company's option, exchanged for an equal number of shares of Common Stock, subject to certain antidilution adjustments and the obligation of certain of the Continuing Investors to indemnify the Company in connection with the Formation Transactions. See "Formation and Structure of the Company--Allocation of Consideration in the Formation Transactions." However, if the Company does not elect to exchange such Units for shares, a Continuing Investor that is a corporation or a limited liability company may require the Company to issue shares of Common Stock in lieu of cash, subject to the Ownership Limit or, with the consent of the Board of Directors, such other limit which does not result in the failure of the Company to qualify as a REIT. See "Formation and Structure of the Company" and "Shares Available for Future Sale--Redemption Rights/Exchange Rights/Registration Rights." It is expected that immediately after the Offering the Company will grant options to purchase an aggregate of approximately 430,000 shares of Common Stock at the initial public offering price to certain directors, officers and employees of the Company and an additional approximately 570,000 shares of Common Stock will be reserved for issuance upon the exercise of options granted under the Stock Incentive Plan. See "Management--Stock Incentive Plan." In addition, the Company may issue from time to time additional shares of Common Stock or Units in connection with the acquisition of properties, including the possible issuance of Units upon the exercise of options to acquire the Excluded Properties. See "The Company--Growth Strategies" and "Business and Properties--Development, Management and Leasing Activities--Excluded Properties." The Company has agreed to file and generally keep continuously effective beginning two years after the completion of the Offering a registration statement covering the issuance of shares upon the exchange of Units and the resale thereof. See "Shares Available for Future Sale." The Company also anticipates that it will file a registration statement with respect to the shares of Common Stock issuable under the Stock Incentive Plan following the consummation of the Offering. Such registration statements generally will allow shares of Common Stock issuable upon exchange of Units or the exercise of options to be transferred or resold without restriction under the Securities Act.

  In addition to the limits placed on the sale of shares of Common Stock by operation of Rule 144 and other provisions of the Securities Act, (i) each of the Continuing Investors has agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer to sell, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any Units or shares of Common Stock or other capital stock of the Company, or any securities convertible or exercisable or exchangeable for any Units or shares of Common Stock or other capital stock of the Company for a period of two years from the date of this Prospectus, and (ii) the Company has agreed not to offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any (other than pursuant to the Stock Incentive Plan) shares of Common Stock or other capital stock of the Company, or any securities convertible or exercisable or exchangeable for any Units or shares of Common Stock or other capital stock of the Company, for a period of one year from the date of this Prospectus, in each case without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, subject to certain limited exceptions. At the conclusion of the two-year period referenced in clause (i) above, Common Stock issued upon the subsequent exchange of Units may be sold in the public market pursuant to the registration rights described above. Notwithstanding the foregoing, the Units received by certain of the Continuing Investors in connection with the Formation Transactions will be pledged to secure their indemnification obligations pursuant to an agreement with the Company. See "Formation and Structure of the Company." Future sales of the shares of Common Stock described above could have an adverse effect on the market price of the shares of Common Stock and the existence of Units, options, shares of Common Stock reserved for issuance upon exchange of Units and the exercise of options and registration rights referred to above may adversely affect the terms upon which the Company may be able to obtain additional capital through the sale of equity securities. See "Shares Available for Future Sale" and "Underwriting." Such sales may be increased or accelerated to the extent that the Continuing Investors have personal obligations, including obligations for taxes, which may arise as a result of the Formation Transactions or prior transactions.

                                  THE COMPANY

GENERAL

  The Company has been formed to succeed to the business of the Kilroy Group consisting principally of a portfolio of Class A suburban office and industrial buildings in prime locations primarily in Southern California, and the Kilroy Group's real estate ownership, acquisition, development, leasing and management businesses. Upon the consummation of the Offering and the Formation Transactions, the Company (through the Operating Partnership) will own ten Office Properties encompassing an aggregate of approximately 1.5 million rentable square feet and nine Industrial Properties encompassing an aggregate of approximately 900,000 rentable square feet. All of the Office Properties and eight of the nine Industrial Properties are located in prime Southern California suburban submarkets (including a complex of three Office Properties located in El Segundo, adjacent to Los Angeles International Airport, presently the nation's second largest air-cargo port, and a complex of five Office Properties located adjacent to the Long Beach Municipal Airport), and one Industrial Property is located in Phoenix, Arizona. As of June 30, 1996, the Office Properties were approximately 94.1% leased to 88 tenants and the Industrial Properties were approximately 98.4% leased to nine tenants. The average age of the Office Properties and the Industrial Properties is approximately ten years and twenty-seven years, respectively. The Company developed and leased all but one of the Office Properties and seven of the nine Industrial Properties, and upon consummation of the Offering and acquisition of the Acquisition Properties will manage all of the Properties.

  The Company was founded in 1947 by John B. Kilroy, Sr., a nationally prominent member of the real estate community, and is led by John B. Kilroy, Jr., the Company's President since 1981. The Company's executive officers have served as members of the Company's executive management team for an average of approximately 15 years. The Company has been involved in the ownership, acquisition, entitlement, development, leasing and management of commercial properties, the majority of which are located in Southern California, for nearly 50 years and has been focusing primarily on office and industrial development for the past 30 years. The Company presently has 46 employees, 36 of whom are located at the Company's headquarters at Kilroy Airport Center at El Segundo, California.

  The Company's strategy has been to own, develop, acquire, lease and manage Class A properties in select locations in key suburban submarkets, primarily in Southern California, that the Company believes have strategic advantages compared to neighboring submarkets. The Company's extensive experience and long-term presence in Southern California have enabled it to form key alliances and working relationships with major corporate tenants, municipalities and landowners in Southern California that have resulted in a variety of development projects and provide an on-going source of development and acquisition opportunities. The Southern California Properties located in Los Angeles and Orange Counties are situated in locations which the Company believes are among the best within key submarkets, offering tenants: (i) lower business taxes and operating expenses than adjoining submarkets; (ii) access to highly skilled labor markets; (iii) access to major transportation facilities such as freeways, airports and the expanded Southern California light-rail system; (iv) proximity to the Los Angeles-Long Beach port complex, which presently ranks as the largest commercial port in the United States; and
(v) for tenants with their names on certain Properties, visibility to freeway and airline travelers.

  The Company also has focused on the design and construction of its projects. The Office Properties were designed and developed to above-standard specifications, with an emphasis on long-term operating efficiency and tenant comfort. The Industrial Properties also were designed and developed to provide above-standard quality and meet the long-term needs of tenants and were designed as multi-use facilities to satisfy various types of manufacturing, distribution and office uses. As a result, the Industrial Properties continue to serve the evolving needs of their tenants, some of which have recently invested substantially in long-term tenant improvements. As a result of the high quality and strategic location of the Company's Properties, and the Company's attention to the highest quality management and service, the Company believes that the Properties attract major corporate tenants and historically have achieved among the highest occupancy, tenant retention and rental rates, both within their respective submarkets and as compared to their respective neighboring submarkets. See "Business and Properties--Office Properties" and "--Industrial Properties."

  The Company has created value by effectively working with municipalities, large landowners and other members of the real estate community in Southern California, and has maintained strong relationships at all levels of government, as well as with financial institutions and major corporate tenants. In 1981, the Company initiated the El Segundo Employers' Association, a traffic and management organization composed of major employers in the El Segundo area. The organization has worked with local government and has been instrumental in the furtherance of infrastructure developments in El Segundo and throughout the surrounding area, including two recent developments that management believes will have a substantial economic benefit to the El Segundo submarket. First, in October 1994, Interstate Highway I-105 (the "I-105 Freeway") opened, which crosses Los Angeles from east to west and provides substantially improved access to El Segundo and Los Angeles International Airport. A second infrastructure development in the El Segundo submarket is a major east-west grade-separated light rail commuter line (the "Green Line"). The Green Line runs adjacent to Kilroy Airport Center at El Segundo. Management believes that the Green Line, which opened in August 1995, will add significant value to the El Segundo submarket. See "Business and Properties-- The Company's Southern California Submarkets--El Segundo Submarket."

  The Company's major tenants include, among others, Hughes Space & Communications, a tenant since 1984, which is engaged in high-technology commercial activities including satellite development and related applications such as DirecTV, as well as CompuServe, Inc., Employer's Health Insurance Co., the Federal Aviation Administration, First Nationwide Mortgage Corporation, Furon Co., Inc., GTE Directories Sales Corporation, Great Western Bank, HealthNet, Mattel, Inc. (which has its worldwide corporate headquarters in El Segundo), North American Title Company, Northwest Airlines, Inc., Olympus America, Inc., The Prudential Insurance Company of America, R.L. Polk & Company, SCAN HealthPlan, Senn-Delaney Leadership Consulting Group, Inc., Transamerica Financial Services, Inc., 20th Century Industries, UniCare Financial Corporation and Unihealth. As of December 31, 1995, the Company's ten largest office tenants (based upon annual base rents as of December 31, 1995 base rents) had leased office space from the Company for an average of
5.4 years. The Company's strong relationships with its tenants is further evidenced by its average tenant retention rate (based upon rentable square feet) for the three-year period ended December 31, 1995, which was 72.2%. The Company's extensive experience and long-term presence in Southern California have enabled it to form key alliances and working relationships with large corporate tenants, municipalities and landowners that have led to a variety of development projects and provide a continuing source of development and acquisition opportunities with institutional sellers. As a result of its experience and relationships, the Company currently has exclusive rights to develop approximately 24 acres of developable land (net of the acreage required for streets) at Kilroy Airport Center Long Beach, and has an exclusive agreement to negotiate to acquire an additional six acres of developable land (net of acreage reserved for open areas) at the Thousand Oaks Civic Arts Plaza Entertainment and Retail Center. These properties are presently entitled for over 1.0 million rentable square feet of office, industrial and retail space, creating acquisition and development opportunities without, in most cases, significant carrying costs.

  The Company believes that the foundation for its growth in future years will be the strengthening Southern California economy, the quality and strategic location of its Properties, the economic benefits of its submarkets to tenants, its capital structure, its access to public capital markets, the lack of new construction of office properties in its submarkets, its access to developable properties, the knowledge and experience of its senior management team and its long-term relationships with the Southern California real estate community, large corporate tenants, municipalities, landowners and institutional sellers. In addition, the Company believes that it will be one of a limited number of REITs focusing on office and industrial properties and that it will be the only REIT with a 50-year operating history concentrating primarily on suburban Southern California office and industrial properties. In the 12 months following the consummation of the Offering, the Company expects sources of potential growth in cash available for distribution per share from the amount set forth under the caption "Distribution Policy," through: (i) the further leasing of its available space, currently approximately 101,000 rentable square feet; (ii) the renewal of leases for approximately 35,000 rentable square feet which expire during such period; (iii) the acquisition of strategic properties with Units and/or with available cash and borrowings under the Credit Facility; and (iv) additional fees from development services and related activities. In the second 12-month period following consummation of the Offering, the Company expects sources of potential growth in cash flow per share from: (i) contractual increases in base rent payments from tenants; (ii) continued leasing of available space;
(iii) the contemplated completion of certain planned development activities;
(iv) increased fee income, including development fees and related leasing and management activities provided to third parties; and (v) the acquisition of strategic properties. In addition, the Company presently plans to expand one or more of its Industrial Properties during the next two years, subject to substantial pre-leasing. There can be no assurance, however, that the Company will achieve any growth in cash available for distribution per share, that available space will be leased, that leases scheduled to expire will be renewed, that the Company will successfully complete any of its planned development activities or that the Company will be able to acquire and develop any of the Development Properties or other properties that may become available. See "Risk Factors--Real Estate Investment Considerations--Risks of Real Estate Acquisition and Development."

  The Company will continue its practice of managing or administering substantially all leasing, management, tenant improvements and construction on an "in-house" basis and will be self-administered and self-managed. The Company intends to elect to qualify as a REIT for federal income tax purposes beginning with its taxable year ending December 31, 1996. See "Federal Income Tax Consequences--Taxation of the Company."

  Kilroy Realty Corporation, a Maryland corporation, has executive offices at 2250 East Imperial Highway, El Segundo, CA 90245 and its telephone number is
(213) 772-1193.

GROWTH STRATEGIES

  The Company's objectives are to maximize growth in cash flow per share and to enhance the value of its portfolio through effective management, operating, acquisition and development strategies. The Company believes that opportunities exist to increase cash flow per share: (i) by acquiring office and industrial properties with attractive returns in strategic suburban submarkets where such properties complement its existing portfolio; (ii) from contractual increases in base rent; (iii) as a result of increasing rental and occupancy rates and decreasing concessions and tenant installation costs as vacancy rates in the Company's submarkets generally continue to decline; (iv) by developing properties for the benefit of the Company where such development will result in a favorable risk adjusted return on investment or, alternatively, on a fee basis for others; and (v) by expanding Properties within the Company's existing industrial portfolio.

  The Company believes that a number of factors will enable it to achieve its business objectives, including: (i) the opportunity to lease available space at attractive rental rates because of increasing demand and, with respect to the Office Properties, the present lack of new construction in the Southern California submarkets in which the Properties are located; (ii) the presence of distressed sellers and inadvertent owners (through foreclosure or otherwise) of office and industrial properties in the Company's markets, as well as the Company's ability to acquire properties with Units (thereby deferring the seller's taxable gain), all of which create enhanced acquisition opportunities; (iii) the quality and location of the Company's Properties;
(iv) the Company's access to development opportunities as a result of its significant relationships with large Southern California corporate tenants, municipalities and landowners and its nearly 50-year presence in the Southern California market; and (v) the limited availability to competitors of capital for financing development, acquisitions or capital improvements. Management believes that the Company is well positioned to exploit existing opportunities because of its extensive experience in its submarkets, its seasoned management team and its proven ability to develop, lease and efficiently manage office and industrial properties. In addition, the Company believes that public ownership and its capital structure will provide new opportunities for growth. There can be no assurance, however, that the Company will be able to lease available space, complete any property acquisitions, successfully develop any land acquired or improve the operating results of any developed properties that are acquired. See "Business and Properties--Development, Leasing and Management Activities."

  Operating Strategies. The Company will focus on enhancing growth in cash flow per share by: (i) maximizing cash flow from existing Properties through active leasing, contractual base rent increases and effective property management; (ii) managing operating expenses through the use of in-house management, leasing, marketing, financing, accounting, legal, construction management and data processing functions;

(iii) maintaining and developing long-term relationships with a diverse tenant group; (iv) attracting and retaining motivated employees by providing financial and other incentives to meet the Company's operating and financial goals; and (v) continuing to emphasize capital improvements to enhance the Properties' competitive advantages in their markets.

  The Company believes that the strength of its leasing is demonstrated by the Company's leasing activity since 1993. In the period from January 1, 1993 to June 30, 1996, the Company leased or renewed leases for an aggregate of approximately 845,000 rentable square feet of office space and approximately 318,000 rentable square feet of industrial space. As of December 31, 1995, the Office Properties were approximately 89.3% leased as compared to approximately 82.0% for the Southern California Area, approximately 89.2% for the El Segundo submarket and approximately 85.4% in the Long Beach submarket. In addition, at December 31, 1995, the Industrial Properties were approximately 98.4% leased as compared to approximately 82.3% and approximately 87.1% for industrial properties located in Los Angeles and Orange Counties, respectively. As of June 30, 1996, (i) the Office Properties contained approximately 1.5 million rentable square feet and were approximately 94.1% leased, and (ii) the Industrial Properties contained an aggregate of approximately 900,000 rentable square feet and were approximately 98.4% leased. In addition, the number of individual lease transactions since 1992, including the results for the six-month period ended June 30, 1996, averaged over 26 per year. See "Business and Properties--General," "--Properties," "--Occupancy and Rental Information," and "--The Company's Southern California Submarkets."

  Approximately 800,000 aggregate rentable square feet in the Properties was leased by the Company from January 1, 1992 through December 31, 1994, a period which management characterizes as recessionary. Based on the leases the Company signed in 1996, and the findings in an independent study of the Southern California real estate market commissioned by the Company, management believes that the recent trend toward increasing rental rates in Class A office and industrial buildings in the Company's markets presents significant opportunities for growth. In addition, approximately 72.7% of the Company's net rentable square feet is subject to leases expiring in 2000 or beyond, when management expects asking rents for the respective Properties to be higher than the rents paid pursuant to such leases. In addition, approximately 34.2% of the Company's total base rent (representing approximately 26.0% of the Company's total rentable square feet) is attributable to leases with Consumer Price Index increases. No assurance can be given, however, that new leases will reflect rental rates higher than current rental rates greater than or equal to current or future economic conditions will support higher rental rates. See "Risk Factors--Real Estate Investment Considerations."

  Acquisition Strategies. The Company will seek to increase its cash flow per share by acquiring additional quality office and industrial properties, including properties that may: (i) provide attractive initial yields with significant potential for growth in cash flow from property operations; (ii) are strategically located, of high quality and competitive in their respective submarkets; (iii) are located in the Company's existing submarkets and/or in other strategic submarkets where the demand for office and industrial space exceeds available supply; or (iv) have been under-managed or are otherwise capable of improved performance through intensive management and leasing that will result in increased occupancy and rental revenues. The Company believes that the Southern California market is an established and mature real estate market in which property owners generally have a low tax basis (and, accordingly, the potential for large taxable gains) in their properties. Management believes that the Company's extensive experience, capital structure and ability to acquire properties for Units, and thereby defer a seller's taxable gain, if any, will enhance the ability of the Company to consummate transactions quickly and to structure more competitive acquisitions than other real estate companies in the market which lack its access to capital or the ability to issue Units. See "Business and Properties-- Development, Leasing and Management Activities."

  The Company has entered into an agreement to acquire the two office properties that comprise Phase I of Kilroy Airport Center Long Beach. Kilroy Airport Center Long Beach Phase I was developed by the Company in 1987 and has been leased and managed by the Company since its inception. In addition, the Company has entered into an agreement to purchase an office property located in Thousand Oaks, California. The acquisition of the Acquisition Properties by the Company is expected to occur concurrently with the consummation of the

Offering and, accordingly, the Acquisition Properties are included in the discussion of the Office Properties included throughout this Prospectus. The Company also has entered into agreements to acquire three industrial properties, each of which remains subject to satisfactory documentation and completion of the Company's due diligence procedures. Accordingly, there can be no assurance that any of such properties will be acquired. There can be no assurance, however, that the Company will be able to complete any property acquisitions, successfully develop any land acquired or improve the operating results of any developed properties that are acquired. See "Business and Properties--Acquisition Properties."

  Development Strategies. The Company's interests in the Development Properties provide it with significant growth opportunities. These projects allow the Company to control development on the land, while significant costs of carry prior to the completion of development are in most cases funded by others.

  The Company is the master ground lessee of, and has sole development rights in, Kilroy Airport Center Long Beach, a planned four-phase, approximately 53-acre property entitled for office, research and development, light industrial and other commercial projects at which the Company owns all five existing Office Properties and manages all ongoing leasing and development activities. The Company developed Phases I and II in 1987 and 1989/1990, respectively, encompassing an aggregate of approximately 620,000 rentable square feet of office and light industrial space. Phases III and IV presently are planned to be developed on the project's approximately 24 undeveloped acres and are entitled for an aggregate of approximately 900,000 rentable square feet. The Company is currently in discussions with several prospective tenants for office space presently planned to be included in Kilroy Long Beach Phase III. See "Business and Properties--Development, Leasing and Management Activities-- Kilroy Long Beach."

  The Company has entered into an exclusive agreement to negotiate a Development and Disposition Agreement in connection with the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center project, an approximately 11-acre project (representing approximately six developable acres net of acreage reserved for open areas) presently contemplated to include an approximately 90,000 square foot multiplex theater and virtual reality entertainment center and retail space. The project is located in the City of Thousand Oaks, immediately adjacent to the City's recently completed $65 million Civic Arts Plaza Complex. See "Business and Properties--Development, Leasing and Management Activities--Thousand Oaks."

  The Company also has entered into a Development Management Agreement in connection with the development, on a fee basis, of the Riverside Judicial Center. See "Business and Properties--Development, Management and Leasing Activities--Riverside Judicial Center." In addition, the Company has been engaged on a fee basis as a consultant in connection with the development of an approximately 200-acre site presently owned by Northrop Grumman Corporation. See "Business and Properties--Development, Management and Leasing Activities--Northrop Grumman."

  In addition, certain of the Industrial Properties can support additional development, and the Company presently is planning to develop in the next two years, subject to substantial pre-leasing, approximately 105,000 rentable square feet of such additional space.

  The Company may engage in the development of other office and/or industrial properties primarily in Southern California submarkets when market conditions support a favorable risk-adjusted return on such development. The Company's activities with third-party owners in Southern California are expected to give the Company further access to development opportunities. There can be no assurance, however, that the Company will be able to successfully develop any of the Development Properties or any other properties. See "Business and Properties--Development, Leasing and Management Activities."

  Financing Policies. The Company intends to limit the ratio of debt to total market capitalization (total debt of the Company as a percentage of the market value of issued and outstanding shares of Common Stock, including interests exchangeable therefor, plus total debt) to approximately 50%, although the Company's organizational documents do not limit the amount of indebtedness that the Company may incur. Upon completion of the transactions outlined under the caption "Formation and Structure of the Company," total debt will constitute approximately 25.6% of the total market capitalization of the Company (assuming an initial public offering price of $20.00 per share of Common Stock). The Company anticipates that upon consummation of the Offering all of the permanent indebtedness will bear interest at fixed rates. The Company intends to utilize one or more sources of capital for future acquisitions, including development and capital improvements, which may include undistributed cash flow, borrowings under the Credit Facility, issuance of debt or equity securities and other bank and/or institutional borrowings. There can be no assurance, however, that the Company will be able to obtain capital for any such acquisitions, developments or improvements on terms favorable to the Company. See "--Growth Strategies," "The Company-- Growth Strategies" and "Business and Properties--Development, Leasing and Management Activities" and "--Debt Structure."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Stock in the Offering (based on the midpoint of the range of the initial public offering price set forth on the cover page of this Prospectus), after deduction of underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $169.7 million (approximately $195.6 million if the Underwriters' over-allotment option is exercised in full). In addition to the net proceeds from the Offering, the Operating Partnership expects to receive net proceeds from the Financing, after payment of expenses related thereto, of approximately $74.2 million. The Company intends to apply the net proceeds of the Offering and from the Financing as follows:

                                                                   AMOUNT
                                                               --------------
                                                               (IN THOUSANDS)
    Repayment of existing mortgage debt (net of
     discounts/premiums)......................................    $204,661
    Acquisition of the Acquisition Properties.................      36,300
    Financing expenses........................................       1,500
    Contribution to working capital...........................       1,525
                                                                  --------
        Total.................................................    $243,986
                                                                  ========

  As of August 31, 1996, the estimated principal amount of certain indebtedness of the Kilroy Group secured by the Properties which is to be repaid with net proceeds of the Offering and the Financing was approximately $204.7 million (representing approximately $202.5 million of outstanding indebtedness and approximately $2.2 million of accrued expenses in connection with certain borrowings), of which approximately $34.8 million has been guaranteed by certain members of the Kilroy Group, including officers and directors of the Company. An aggregate of approximately $20.8 million of indebtedness was incurred within the last year, $1.1 million of which was incurred to finance tenant improvements and to pay leasing commissions related to Kilroy Airport Center Long Beach, and $19.7 million of which was used to repay $16.6 million of existing indebtedness (including $3.4 million of indebtedness of a Continuing Investor and accrued interest and prepayment penalties in connection with such repayments), and to pay approximately $940,000 in property taxes and approximately $454,000 in loan costs, legal fees and other expenses in connection with such financing, with the remainder being contributed to working capital.

  The following mortgages and loans (which are all of the current outstanding mortgages and loans on the Properties) are intended to be repaid. The mortgages to be repaid upon completion of the Offering had a weighted average interest rate of approximately 8.76% and a weighted average remaining term to maturity of approximately 3.80 years as of June 30, 1996.

                                                          DEBT TO BE REPAID UPON
                                                            COMPLETION OF THE
PROPERTY LOCATION                                                OFFERING
-----------------                                         ----------------------
                                                              (IN THOUSANDS)
Kilroy Airport Center at El Segundo
 2240 E. Imperial Highway
 2250 E. Imperial Highway
 2260 E. Imperial Highway
  El Segundo, California..................................        $ 95,000


Kilroy Airport Center Long Beach
 3750 Kilroy Airport Way
 3760 Kilroy Airport Way
 3780 Kilroy Airport Way
  Long Beach, Californ....................................          56,300


2031 E. Mariposa Avenue
 El Segundo, California(2)...............................           12,000
3332 E. La Palma Avenue
 Anaheim, California.....................................            7,600

2260 E. El Segundo Boulevard
 El Segundo, California
2265 E. El Segundo Boulevard
 El Segundo, California
2270 E. El Segundo Boulevard
 El Segundo, California
185 S. Douglas Street
 El Segundo, California..................................           21,925(1)


1000 E. Ball Road
 Anaheim, California(2)
1230 S. Lewis Street
 Anaheim, California(2)..................................            5,566


12681/12691 Pala Drive,
 Garden Grove, California................................            3,270
5115 N. 27th Avenue
 Phoenix, Arizona........................................            3,000
                                                                  --------
                                                                  $204,661
                                                                  ========

--------
(1) This indebtedness is also secured by a second mortgage on the properties located at 1000 East Ball Road, Anaheim, California, 1230 S. Lewis Street, Anaheim, California and 2031 E. Mariposa Avenue, El Segundo, California.
(2) This property is also subject to second mortgage indebtedness securing the $19.7 million aggregate principal amount of indebtedness which will be repaid with the net proceeds of the Offering.

  In the event that the Underwriters' over-allotment option is exercised, the net proceeds thereof will be used by the Company for additional working capital and will be available for development and for future acquisitions of additional properties not yet identified. Pending application of such net proceeds, the Company will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Governmental National Mortgage Association, other government and government agency securities, certificates of deposit and interest-bearing bank deposits.

                              DISTRIBUTION POLICY

  The Company presently intends to make regular quarterly distributions to holders of its Common Stock. The first distribution, for the period commencing
upon the consummation of the Offering and ending       , 1997, is anticipated
to be approximately $    per share (which is equivalent to a quarterly
distribution of $.40 per share or an annual distribution of $1.60 per share) which results in an initial annual distribution rate of 8.0%, based on the midpoint of the range of the initial public offering price set forth on the cover page of this Prospectus. The Company does not expect to change its estimated distribution rate if any of the Underwriters' over-allotment option is exercised. The Company currently expects to distribute approximately 90.4% of estimated cash available for distribution for the 12 months following the consummation of the Offering. Units and shares of Common Stock will receive equal distributions. The Board of Directors may vary the percentage of cash available for distribution which is distributed if the actual results of operations, economic conditions or other factors differ from the assumptions used in the Company's estimates.

  The Company believes that its estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate and is made solely for the purpose of setting the initial distribution rate and is not intended to be a projection or forecast of the Company's results of operations or of its liquidity. The Company presently intends to maintain the initial distribution rate for the 12 months following the consummation of the Offering unless actual results from operations, economic conditions or other factors differ significantly from the assumptions used in its estimate. However, no assurance can be given that the Company's estimate will prove accurate. The actual return that the Company will realize will be affected by a number of factors, including the revenue received from the Properties, the distributions and other payments received from the Operating Partnership and Services Company (which in turn is based in part on revenues received from third-party development activities), the operating expenses of the Company, the interest expense incurred on its borrowings, the ability of tenants to meet their obligations, general leasing activity and unanticipated capital expenditures. See "Risk Factors--Real Estate Investment Considerations."

  The following table illustrates the adjustments made by the Company to its pro forma Funds from Operations for the twelve months ended June 30, 1996 in order to calculate estimated cash available for distribution;

                                                                    AMOUNT
                                                                    -------
                                                                 (IN THOUSANDS,
                                                                   EXCEPT PER
                                                                 SHARE AMOUNTS)
   Pro forma net income before minority interests for the year
    ended December 31, 1995....................................     $10,695
   Plus pro forma net income before minority interests for the
    six months ended June 30, 1996.............................       6,416
   Less pro forma net income before minority interests for the
    six months ended June 30, 1995.............................      (5,168)
                                                                    -------
   Pro forma net income before minority interests for the 12
    months ended June 30, 1996(1)..............................      11,943
   Add back non-cash items:
     Pro forma depreciation for the 12 months ended June 30,
      1996(2)..................................................       8,250
     Pro forma amortization for capitalized leasing commissions
      for the 12 months ended June 30, 1996(2).................       1,139
                                                                    -------
   Pro forma Funds from Operations for the 12 months ended June
    30, 1996...................................................      21,332
   Adjustments:
     Net increases in contractual rental income(3).............         238
     Net increase from new leases(4)...........................       1,850
     Net effect of lease expirations, assuming no renewals(5)..      (2,236)
     Net effect of straight-line rents(6)......................         111
                                                                    -------
   Estimated cash flow from operating activities for the 12
    months ending June 30, 1997................................      21,295
   Estimated capitalized tenant improvements and leasing
    commissions(7).............................................        (957)
   Estimated capital expenditures(8)...........................        (150)
   Scheduled debt principal payments(9)........................        (875)
                                                                    -------
   Estimated cash available for distribution for the 12 months
    ending June 30, 1997.......................................     $19,313
                                                                    =======
     Company's share of cash available for distribution(10)....     $16,377
     Minority interest's share of cash available for
      distribution.............................................     $ 2,936
                                                                    =======
   Total estimated initial annual distribution.................     $17,462
                                                                    =======
   Estimated initial annual distribution per share.............     $  1.60
                                                                    =======
   Estimated cash available for distribution payout ratio(11)..        90.4%
                                                                    =======

--------
(1) Assumes that no dividends will be paid by the Services Company during such period.
(2) Pro forma depreciation of $8,367,000 for the year ended December 31, 1995 plus $4,052,000 for the six months ended June 30, 1996 less $4,169,000 for the six months ended June 30, 1995. Pro forma amortization of $985,000 for the year ended December 31, 1995 plus $519,000 for the six months ended June 30, 1996 less $365,000 for the six months ended June 30, 1995. Amortization consists primarily of amortization of deferred leasing commissions. Non-cash interest expense of $107,000 related to amortization of the costs associated with the Mortgage Loan is not added back in this table in conformity with NAREIT's definition of Funds from Operations.
(3) Represents an incremental increase in Funds from Operations attributable to contractual rental increases for the 12 months ending June 30, 1997 (over actual rental revenue included in pro forma Funds from Operations for the 12 months ended June 30, 1996). The contractual rental increases are limited to the actual number of months in which the increased rental rate will be in effect as to each lease.

                                             (footnotes continued on next page)

 (4) Represents the incremental increase in Funds from Operations attributable to rental revenue from new executed leases commencing after June 30, 1995 for the 12 months ending June 30, 1997.

 (5) Represents the elimination of rental revenue reflected in rental revenue for the 12 months ended June 30, 1996 from: (i) leases which expired between June 30, 1995 and June 30, 1996 ($1,507,000) and (ii) leases which will expire between June 30, 1996 and June 30, 1997 for that portion of such fiscal year that such leases are no longer in effect ($729,000).

  This table assumes that leases which expire prior to June 30, 1997 will not be renewed or re-leased during the period. As a result of this assumption, the effective average occupancy rate of the Properties for the 12-month period ending June 30, 1997 will equal 94.3%, versus the actual occupancy rate for the Properties of 95.8% as of June 30, 1996. The Company's average tenant retention rate for expiring leases for 1993 through 1995 was approximately 72.2%.

 (6) Represents the effect of adjusting straight-line rental income and expense included in pro forma net income from an accrual basis under GAAP to a cash basis.

 (7) Reflects projected non-incremental revenue-generating tenant improvement ("TI") and leasing commission ("LC") for the 12-month period ending June 30, 1997 based on the weighted average TI and LC expenditures for all renewed and retenanted space incurred during 1993, 1994 and 1995, multiplied by the average annual net rentable square feet of leased space expiring during the three 12-month periods following the consummation of the Offering.

                                                                      WEIGHTED
                                                  1993   1994  1995   AVERAGE
                                                  ----- ------ ----- ----------
     OFFICE PROPERTIES:
       Retenanted
         TI per net rentable square foot........  $9.23 $24.03 $4.80 $    15.55
         LC per net rentable square foot........  $2.94 $ 4.08 $4.27       3.97
                                                                     ----------
           Total weighted average TI and LC.....                          19.52
           Average annual net rentable square
            feet of leased space expiring during
            the three 12-month periods following
            the Offering........................                        109,758
                                                                     ----------
           Total estimated annual TI and LC.....                      2,142,476
           Rate of retenant(i)..................                             30%
                                                                     ----------
           Total cost of retenants..............                     $  642,808
       Renewals
         TI per net rentable square foot........  $ --  $  .25 $4.14 $     2.42
         LC per net rentable square foot........  $ --  $  .07 $ .57        .35
                                                                     ----------
           Total weighted average TI and LC.....                           2.77
           Average annual net rentable square
            feet of leases expiring during the
            three 12-month periods following the
            Offering............................                        109,758
                                                                     ----------
           Total estimated annual TI and LC.....                        304,030
           Rate of renewal(i)...................                             70%
                                                                     ----------
             Total cost of renewals.............                        213,168
                                                                     ----------
         Total TI and LC cost of Office
          Properties............................                     $  855,976
                                                                     ----------
     INDUSTRIAL PROPERTIES:
       TI per net rentable square foot..........  $ .14 $ 4.49 $2.00 $     2.19
       LC per net rentable square foot..........  $1.49 $ 3.49 $1.84       2.16
                                                                     ----------
         Total weighted average TI and LC.......                           4.35
         Average annual net rentable square feet
          of leases expiring during the three
          12-month periods following the
          Offering..............................                         23,333
                                                                     ----------
         Total estimated annual TI and LC.......                        101,497
                                                                     ----------
       Total....................................                     $  957,473
                                                                     ==========

  --------
  (i) The historical weighted average renewal rate, based on square footage, for the Company from January 1, 1993 through December 31, 1995 is 72.2%.

                                             (footnotes continued on next page)

 (8) Estimated annual capital expenditures not reimbursed by tenants. Represents the average of historical nonreimbursed capital expenditures at the Office and Industrial Properties during the years ended
     December 31, 1994 and 1995. All capital expenditures during 1993 were reimbursed by tenants.

 (9) Estimated principal payments on the Mortgage Loan.

(10) The Company's share of estimated distributions based on its approximately 84.8% partnership interest in the Operating Partnership.

(11) Calculated as the estimated initial annual distribution divided by the estimated cash flow available for distribution for the 12 months ending June 30, 1997. The payout ratio of estimated adjusted pro forma Funds from Operations (which is substantially equivalent to the Company's estimated pro forma cash flow from operating activities) for the 12 months ending June 30, 1997 equals 82.0%.

  The Company anticipates that its estimated cash available for distribution will exceed earnings and profits due to non-cash expenses, primarily depreciation and amortization, to be incurred by the Company. Distributions by the Company to the extent of its current or accumulated earnings and profits for federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain distributions generally will be treated as long-term capital gains. Distributions in excess of earnings and profits generally will be treated as a non-taxable return of capital to the extent of each stockholder's basis in his or her Common Stock to the extent thereof, and thereafter as taxable gain. The non-taxable distributions will reduce each stockholder's tax basis in the Common Stock and, therefore, the gain (or loss) recognized on the sale of such Common Stock or upon liquidation of the Company will be increased (or decreased) accordingly. Based on the estimated cash flow available for distribution set forth in the table above, the Company believes that
approximately     % of distributions for the 12 months following consummation of the Offering would represent a return of capital. If actual cash available for distribution or taxable income vary from these amounts, the percentage of distributions which represent a return of capital may be materially different. For a discussion of the tax treatment of distributions to holders of Common Stock, see "Federal Income Tax Consequences--Taxation of U.S. Stockholders" and "--Taxation of Non-U.S. Stockholders." In order to qualify to be taxed as a REIT, the Company must make annual distributions to stockholders of at least 95% of its REIT taxable income (determined without regard to the dividends received deduction and by excluding any net capital gains) which the Company anticipates will be less than its share of adjusted Funds from Operations. Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements.

  Financing activities such as repayment or refinancing of loans also may affect the Company's assets and liabilities and the amount of cash available for distribution for future periods. Management will seek to control the timing and nature of investing and financing activities in order to maximize the Company's return on invested capital.

  Future distributions by the Company will be subject to the requirements of the MGCL and the discretion of the Board of Directors of the Company, and will depend on the actual cash flow of the Company, its financial condition, its capital requirements, any decision by the Board of Directors to reinvest the Operating Partnership's Funds from Operations rather than distribute such funds to the Company, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements") and such other factors as the Board of Directors deems relevant. There can be no assurance that any distributions will be made or that the expected level of distributions will be maintained by the Company. See "Risk Factors--Real Estate Investment Considerations" and "--Distribution Payout Percentage." If revenues generated by the Company's properties in future periods decrease materially from current levels, the Company's ability to make expected distributions would be materially adversely affected, which could result in a decrease in the market price of the shares of Common Stock.

  The Company may in the future implement a distribution reinvestment program under which holders of shares of Common Stock may elect automatically to reinvest distributions in additional shares of Common Stock. The Company may, from time to time, repurchase shares of Common Stock in the open market for purposes of fulfilling its obligations under this distribution reinvestment program, if adopted, or may elect to issue additional shares of Common Stock. If the Company adopts a distribution reinvestment program, it will solicit participation in the program after the Offering by means of a separate prospectus, and a purchase of shares of Common Stock in the Offering does not entitle any investor to participate in any such program. There can be no assurance that the Company will adopt such a program, and consequently, the probable date of adoption or number of shares of Common Stock that would be available under such program cannot be determined at this time.

  Cash available for distribution is based on Funds from Operations (which is defined by NAREIT as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs)) and after adjustments for unconsolidated partnerships and joint ventures. The calculation of adjustments to pro forma Funds from Operations is being made solely for the purpose of setting the initial distribution amount and is not intended to be a projection or prediction of the Company's actual results of operations nor is the methodology upon which such adjustments are made intended to be a basis for determining future distributions. Industry analysts generally consider Funds from Operations to be an appropriate measure of the performance of an equity REIT because it is predicated on cash flow analysis which such analysts believe is more reflective of the value of real estate companies such as the Company than a measure predicated on GAAP, which gives effect to non-cash items such as depreciation. In addition, pro forma results of operations do not purport to present the actual results that can be expected for future periods. Funds from Operations does not represent cash generated from operating activities in accordance with GAAP (which, unlike cash flow from operations, generally reflects all cash effects of transactions and other events that enter into the determination of net income), is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of performance or to cash flow as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds from Operations."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (based on the Combined Financial Statements of the Kilroy Group) as of June 30, 1996 on an historical basis, and on a pro forma basis as adjusted to give effect to the Formation Transactions, the Offering, the Financing and the application of the net proceeds therefrom as described under the caption "Use of Proceeds." The information set forth in the following table should be read in conjunction with the Combined Financial Statements of the Kilroy Group and notes thereto, the pro forma financial information of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" included elsewhere in this Prospectus.

                                                          JUNE 30, 1996
                                                      -------------------------
                                                      HISTORICAL    PRO FORMA
                                                      -----------   -----------
                                                      (DOLLARS IN THOUSANDS)
Debt:
  Mortgage Loan(1)...................................  $   204,601  $    75,000
  Borrowings under Credit Facility(2)................          --           --
                                                       -----------  -----------
Total debt...........................................      204,601       75,000
                                                       -----------  -----------
Minority interest in the Operating Partnership(3)....          --        11,199
                                                       -----------  -----------
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value, 30,000,000 shares
   authorized, none issued or outstanding............
  Common Stock, $.01 par value, 150,000,000 shares
   authorized, 9,260,000 shares issued and
   outstanding(3)(4).................................          --            93
  Capital in excess of par value.....................          --        62,387
  Accumulated deficit................................      (95,283)         --
                                                       -----------  -----------
Total stockholders' equity (deficit).................      (95,283)      62,480
                                                       -----------  -----------
Total capitalization.................................  $   109,318  $   148,679
                                                       ===========  ===========

--------
(1) The Company, on behalf of the Operating Partnership, intends to obtain a written commitment for the $75 million Mortgage Loan, the closing of which is a condition to the consummation of the Offering. See "The Financing-- The Mortgage Loan."
(2) The Company, on behalf of the Operating Partnership, expects to obtain a written commitment to establish the $100 million Credit Facility, which the Company expects to enter into concurrently with the consummation of the Offering. See "The Financing--The Credit Facility."
(3) Assumes no exchange of the Units to be issued to the Continuing Investors in connection with the Formation Transactions. If all of the Units were exchanged, 10,913,835 shares of Common Stock would be outstanding.
(4) Excludes 1,000,000 shares of Common Stock reserved for issuance pursuant to the Stock Incentive Plan. See "Management--Stock Incentive Plan."

                                   DILUTION

  Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of the net tangible book value of their Common Stock from the assumed initial public offering price. At June 30, 1996, the Company had a negative combined net tangible book value of approximately $95.3 million, or $57.61 per share of Common Stock (assuming the exchange of Units issued to Continuing Investors in connection with the Formation Transactions into shares of Common Stock on a one-for-one basis). After giving effect to the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $20.00 per share of Common Stock, the deduction of underwriting discounts and commissions and estimated Offering expenses and the receipt by the Company of approximately $169.7 million in net proceeds from the Offering, the pro forma net tangible book value at June 30, 1996 would have been $62.5 million, or $6.75 per share of Common Stock. This amount represents an immediate increase in net tangible book value of $64.36 per Unit to Continuing Investors and an immediate dilution in pro forma net tangible book value of $13.25 per share of Common Stock to new public investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share............          $20.00
     Pro forma net tangible book value before the
      Offering(1)............................................. $(57.61)
     Increase in pro forma net tangible book value
      attributable to the Offering and Formation
      Transactions............................................   64.36
                                                               -------
   Pro forma net tangible book value after the Offering(2)....            6.75
                                                                        ------
   Dilution in pro forma net tangible book value to new
    investors(3)..............................................          $13.25
                                                                        ======

--------
(1) Net tangible book value per share of Common Stock before the Offering is determined by dividing net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock of the Company representing the exchange in full of the Units to be issued to the Continuing Investors.
(2) Based on pro forma net tangible book value of approximately $62.5 million divided by 9,260,000 shares of Common Stock outstanding. There is no impact on dilution attributable to the exchange of Units to be issued to the Continuing Investors due to the effect of minority interest.
(3) Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock after giving effect to the Formation Transactions and the Offering from the assumed initial public offering price paid by a new investor for a share of Common Stock.

  The following table sets forth, on a pro forma basis giving effect to the Offering and the Formation Transactions: (i) the number of shares of Common Stock to be sold by the Company in the Offering and the number of Units issued to the Continuing Investors in connection with the Formation Transactions;
(ii) the net tangible book value as of June 30, 1996 of the assets contributed to the Operating Partnership in the Formation Transactions; and (iii) the net tangible book value of the average contribution per share/Unit based on total contributions. See "Risk Factors--Immediate and Substantial Dilution."

                             SHARES/UNITS    BOOK VALUE OR CASH
                              ISSUED(1)         CONTRIBUTIONS          AVERAGE PRICE
                          ------------------ ------------------------       PER
                            NUMBER   PERCENT   AMOUNT       PERCENT     SHARE/UNIT
                          ---------- ------- ----------     ---------  -------------
                                             (IN THOUSANDS)
New investors...........   9,260,000   84.8% $  185,200 (2)   248.7 %     $ 20.00
Units issued to
 Continuing Investors in
 connection with the
 Formation
 Transactions...........   1,653,835   15.2%   (110,747)(3)  (148.7)%     $(66.55)
                          ----------  -----  ----------     -------
    Total...............  10,913,835  100.0% $   74,453       100.0 %
                          ==========  =====  ==========     =======

--------
(1) Reflects the shares of Common Stock offered hereby and the Units to be issued to the Continuing Investors in exchange for assets contributed in connection with the Formation Transactions at the initial exchange ratio of one share of Common Stock for each Unit. There are, however, certain restrictions on the exchange of Units. See "Partnership Agreement of the Operating Partnership--Redemption/Exchange Rights."
(2) This amount is based on the assumed initial public offering price of $20.00.
(3) Based on the June 30, 1996 pro forma book value of the assets to be contributed to the Operating Partnership in connection with the Formation Transactions less underwriting discounts and commissions and estimated expenses of the Offering.

                            SELECTED FINANCIAL DATA

  The following table sets forth certain financial data on a pro forma basis for the Company, and on an historical basis for the Kilroy Group, which consist of the combined financial statements of the Kilroy Group (the "Combined Financial Statements") whose financial results will be consolidated in the historical and pro forma financial statements of the Company. The financial data should be read in conjunction with the historical and pro forma financial statements and notes thereto included in this Prospectus. The combined historical summary financial data as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 have been derived from the Combined Financial Statements of the Kilroy Group audited by Deloitte & Touche LLP, independent public accountants, whose report with respect thereto is included elsewhere in this Prospectus. The selected combined historical financial and operating information as of December 31, 1993, 1992 and 1991 and June 30, 1996 and for the years ended December 31, 1992 and 1991 and the six months ended June 30, 1996 and June 30, 1995 have been derived from the unaudited Combined Financial Statements of the Kilroy Group and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the operating information for the unaudited periods. The pro forma data assume the completion of the Formation Transactions, including acquisition of the Acquisition Properties and the consummation of the Offering (based upon the midpoint of the range of the initial public offering price set forth on the cover page of this Prospectus) and the Financing and use of the aggregate net proceeds therefrom as described under "Use of Proceeds" as of the beginning of the periods presented for the operating data and as of the balance sheet date for the balance sheet data. The pro forma financial data do not give effect to the recent extension of the tenant lease with Hughes Space & Communications with respect to space leased in the Office Property located at 2250 E. Imperial Highway, El Segundo, California and a portion of the space leased in the Office Property located at 2240 E. Imperial Highway, El Segundo, California. The pro forma financial data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations.

             THE COMPANY (PRO FORMA) AND KILROY GROUP (HISTORICAL)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           SIX MONTHS ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                         -------------------------------  -------------------------------------------------------------
                                    COMBINED HISTORICAL                           COMBINED HISTORICAL
                         PRO FORMA  --------------------  PRO FORMA  --------------------------------------------------
                           1996        1996      1995       1995       1995       1994       1993      1992      1991
                         ---------  ---------- ---------  ---------  ---------  ---------  --------  --------  --------
STATEMENT OF OPERATIONS
 DATA:
 Rental income.......... $ 17,259    $ 14,837  $  13,949  $  32,884  $  28,285  $  27,518  $ 29,139  $ 27,935  $ 24,898
 Tenant reimbursements..    1,981       1,658      1,275      3,434      2,746      1,549     3,507     3,623     3,886
 Parking income.........      800         800        727      1,447      1,447      1,216     1,205     1,143     1,199
 Development and
  management fees.......                  458        695                 1,156        919       751       882       779
 Sale of air rights.....                                                 4,456
 Other income...........      261          58         52        803        395      1,077       174       180       144
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Total revenues.........   20,301      17,811     16,698     38,568     38,485     32,279    34,776    33,763    30,906
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Property expenses......    2,647       2,719      2,571      5,339      5,376      4,674     4,320     4,469     6,741
 Real estate taxes
  (refunds).............      726         518        670      1,503      1,139       (929)    2,500     3,276        96
 General and
  administrative
  expense...............    2,199         876        881      4,389      2,050      2,406     1,033       932       773
 Ground lease...........      399         230        216        813        475        591       772       696       568
 Development expenses...                  485        384                   737        468       581       429       255
 Interest expense.......    3,307       9,422     11,813      6,613     21,529     22,739    23,151    23,624    23,577
 Depreciation and
  amortization..........    4,571       4,051      4,013      9,352      8,313      8,740     8,990     8,954     8,196
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Total expenses.........   13,849      18,301     20,548     28,009     39,619     38,689    41,347    42,380    40,206
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Income (loss) before
  equity in income of
  subsidiary, minority
  interest and
  extraordinary item....    6,452        (490)    (3,850)    10,559     (1,134)    (6,410)   (6,571)   (8,617)   (9,300)
 Equity in income (loss)
  of subsidiary.........      (36)                              136
 Minority interest......     (975)                           (1,625)
 Extinguishment of
  debt..................               12,887                           15,267      1,847
                         --------    --------  ---------  ---------  ---------  ---------  --------  --------  --------
 Net income (loss)...... $  5,441    $ 12,397  $  (3,850) $   9,070  $  14,133  $  (4,563) $ (6,571) $ (8,617) $ (9,300)
                         ========    ========  =========  =========  =========  =========  ========  ========  ========
 Pro forma net income
  per share(1).......... $   0.59                         $     .98
                         ========                         =========
                                                                                      DECEMBER 31,
                                                                     --------------------------------------------------
                            JUNE 30, 1996                                         COMBINED HISTORICAL
                         ---------------------                       --------------------------------------------------
                                     COMBINED
                         PRO FORMA  HISTORICAL                         1995       1994       1993      1992      1991
                         ---------  ----------                       ---------  ---------  --------  --------  --------
BALANCE SHEET DATA:
 Real estate assets,
  before accumu-
  lated depreciation and
  amortization.......... $229,410    $193,110                        $ 191,744  $ 190,720  $189,079  $202,941  $201,873
 Total assets...........  159,002     121,825                          121,171    130,624   134,920   145,979   153,073
 Mortgages and loans....   75,000     204,601                          206,858    222,038   218,769   221,921   216,558
 Total liabilities......   85,323     217,108                          224,301    242,887   232,063   232,351   223,678
 Minority interest......   11,199
 Stockholders' equity
  (deficit).............   62,480     (95,283)                        (103,130)  (112,263)  (97,143)  (86,372)  (70,605)

                            SIX MONTHS ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                          --------------------------------  ------------------------------------------
                                      COMBINED HISTORICAL                   COMBINED HISTORICAL
                          PRO  FORMA  --------------------  PRO FORMA  -------------------------------
                             1996       1996       1995       1995       1995       1994       1993
                          ----------  ---------  ---------  ---------  ---------  ---------  ---------
OPERATING DATA:
 Funds from
  Operations(2).........    $11,023      $3,561       $163    $19,911     $2,723     $2,330     $2,419
 Office Properties:
 Square footage.........  1,463,028   1,156,787  1,156,787  1,463,028  1,156,787  1,156,787  1,156,787
 Average occupancy......       94.1%       93.2%      87.2%      89.3%      87.1%      87.6%      82.4%
 Industrial Properties:
 Square footage.........    916,570     916,570    916,570    916,570    916,570    916,570    916,570
 Average occupancy......       98.4%       98.4%      98.4%      98.4%      98.4%      79.7%      77.6%

-------
(1) Pro forma net income per share equals pro forma net income divided by the 9,260,000 shares of Common Stock offered hereby.
(2) Industry analysts generally consider Funds from Operations an alternative measure of performance of an equity REIT. As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), Funds from Operations represents net income (loss) before minority interest of unit holders (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. For all periods presented, depreciation and amortization and, in 1995 and 1994, gain on extinguishment of debt, were the only non-cash adjustments. Funds from Operations should not be considered as an alternative for net income as a measure of profitability nor is it comparable to cash flows provided by operating activities determined in accordance with GAAP.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Financial Data" and the Combined Financial Statements for the Kilroy Group and notes thereto appearing elsewhere in this Prospectus. The Combined Financial Statements of the Kilroy Group are comprised of the operations, assets and liabilities of the Properties other than the Acquisition Properties. As part of the Formation Transactions, the Properties will be contributed to the Operating Partnership, of which the Company will be the sole general partner and the beneficial owner of an approximately 84.8% interest. As a result, for accounting purposes, the financial information of the Operating Partnership and the Company will be consolidated.

RESULTS OF OPERATIONS

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Total revenues decreased $2.5 million, or 7.2%, for the year ended December 31, 1994 compared to the year ended December 31, 1993. Revenues from base rents decreased $1.6 million, or 5.6%, to $27.5 million for the year ended December 31, 1994 compared to $29.1 million for the year ended December 31, 1993, due to a lease renegotiation resulting in a lower rent rate effective June 1, 1994 for a lease on office space in the parking structure at Kilroy Airport Center at El Segundo, partially offset by continuing leasing activity at Kilroy Airport Center Long Beach. Tenant reimbursements decreased to
$1.5 million in 1994 from $3.5 million in 1993, due principally to a $1.5 million refund to tenants in 1994 for property tax refunds (for the tax years 1990 through 1994) which were recorded by the Company in 1994. Parking revenues were approximately $1.2 million for both 1994 and 1993. Development fees increased $0.2 million, or 22.4%, to $0.9 million in 1994, resulting primarily from the commencement in February 1994 of preliminary design work on the Riverside Judicial Center. Other income increased $0.9 million, to $1.1 million in 1994 from $0.2 million in 1993, primarily as a result of interest income of $0.4 million on the property tax refunds recorded in 1994 and $0.3 million of lease termination fees ($0.2 million at Kilroy Airport Center at El Segundo and $0.1 million at Kilroy Airport Center Long Beach).

  Expenses in 1994 decreased $2.7 million, or 6.4%, to $38.7 million compared to $41.4 million in 1993. Property expenses increased $0.4 million, or 8.2%, principally from increased utility costs and increases in employee wages and benefits. Real estate taxes decreased $3.4 million to a credit balance of $0.9 million in 1994 from $2.5 million in 1993, primarily due to property tax refunds of $2.4 million (for the tax years 1990 through 1994) recorded by the Company in 1994. The $0.2 million decrease in ground rent expense to $0.6 million in 1994 from $0.8 million in 1993 resulted from a renegotiation of the ground lease for Phase III of Kilroy Airport Center Long Beach effective July 1, 1994. General and administrative expenses increased $1.4 million, to $2.4 million in 1994 from $1.0 million in 1993, principally due to a $0.6 million increase in the allowance for uncollectible rent attributable to a single tenant and a $0.3 million penalty in 1994 for late payment of property taxes. Interest expense decreased $0.4 million, to $22.7 million in 1994 due to a decrease in the interest rate on the variable rate mortgage secured by Kilroy Airport Center Long Beach. Depreciation and amortization decreased $0.3 million to $8.7 million in 1994 as a result of certain assets becoming fully amortized.

  The net loss decreased $2.0 million to $4.6 million in 1994 compared to a net loss of $6.6 million in 1993, due primarily to a gain on extinguishment of debt of $1.8 million in 1994 and, to a limited extent, the net effect of the items discussed above.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total revenues increased $6.2 million, or 19.2%, for the year ended December 31, 1995 compared to the year ended December 31, 1994. Revenues from base rents increased $0.8 million, or 2.8%, to $28.3 million in 1995 from $27.5 million in 1994, due to the continued leasing of Kilroy Airport Center Long Beach and the effect of 12-months' rental for the Industrial Property located at 2265 E. El Segundo Boulevard compared to four-months' rental in 1994, offset in part by a full year of the lower rent rate for office space in the parking structure at Kilroy Airport Center at El Segundo effective June 1, 1994. Tenant reimbursements increased to $2.7 million in 1995 from $1.5 million in 1994 due principally to the 1994 $1.5 million refund in 1994 to tenants for property tax refunds. Parking revenues increased to $1.4 million in 1995 from $1.2 million in 1994 due to recognition of 12-months' parking income for Kilroy Airport Center Long Beach in 1995 compared to two months in 1994, together with increased tenant parking revenues at Kilroy Airport Center at El Segundo. Revenues from development fees increased $0.3 million, to $1.2 million in 1995 from $0.9 million in 1994, primarily due to the continuing design work for the Riverside Judicial Center. Revenues for 1995 include a gain on the sale of air rights of $4.5 million at Kilroy Airport Center at El Segundo. See Note 2 to the Combined Financial Statements. Other income decreased $0.7 million to $0.4 million during 1995 compared to 1994, primarily as a result of nonrecurring interest income and lease termination fees received in 1994.

  Expenses in 1995 increased $0.9 million, or 2.0%, to $39.6 million. Property operating expenses increased $0.7 million, or 15.0%, primarily due to increased utility costs, increases in employee wages and benefits and a $0.3 million special management fee paid to Kilroy Industries to cover costs of the loan renegotiation at Kilroy Airport Center at El Segundo. Real estate taxes increased $2.1 million, to $1.1 million in 1995 from a credit balance of $0.9 million in 1994, due to the $2.4 million property tax refund recorded by the Company in 1994. General and administrative expenses decreased $0.4 million, or 14.8%, to $2.0 million in 1995 from $2.4 million in the 1994 period, primarily due to a $0.3 million penalty for late payment of property taxes in 1994. Interest expense decreased $1.2 million to $21.5 million in 1995 from $22.7 million in 1994 due to the September 1995 extension of the mortgage on Kilroy Airport Center at El Segundo at a lower interest rate and the forgiveness of certain debt, offset in part by the effect of higher interest rates on the variable rate mortgage secured by Kilroy Airport Center Long Beach. See Note 4 to the Combined Financial Statements. Ground lease expense decreased $0.1 million to $0.5 million in 1995, reflecting the effect of 12 months' reduction of ground rent for Phase III of Kilroy Airport Center Long Beach compared to six months in 1994. The $0.3 million increase in development expenses relates to increased costs associated with development services income. The $0.4 million decrease in depreciation expense to $8.3 million in 1995 results from certain assets becoming fully amortized.

  Net income increased $18.7 million to $14.1 million in 1995 compared to a net loss of $4.6 million in 1994, primarily due to the sale of air rights discussed above and a $13.4 million increase in gains on extinguishment of debt to $15.2 million in 1995 compared to $1.8 million in 1994.

 Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

  Total revenues increased $1.1 million, or 6.7%, for the six months ended June 30, 1996 compared to the same period for 1995. Revenues from base rents increased $0.9 million, or 6.4%, to $14.8 million in the 1996 period compared to $13.9 million in the 1995 period, due to the continued leasing of various properties, including the signing of a new lease in the 1996 period at Kilroy Airport Center Long Beach which alone resulted in a $0.5 million incremental increase in the 1996 period. Tenant reimbursements and parking revenues increased to $1.6 million and $0.8 million, respectively, in the 1996 period compared to $1.3 million and $0.7 million for the same period in 1995. The overall $0.4 million increase is primarily due to increased billable operating expenses resulting from new leases. Revenues from development and management fees decreased $0.2 million to $0.5 million in 1996 from $0.7 million in 1995 primarily due to the completion of major design work for the courthouse in Riverside Judicial Center and the infrastructure for the proposed Calabasas Park Centre.

  Expenses in the six months ended June 30, 1996 decreased by $2.2 million, or 10.9%, to $18.3 million compared to $20.5 million in the 1995 period. Property expenses increased $0.1 million, or 5.8%, due principally to higher maintenance costs in 1996 resulting from increased occupancy in 1996. Development expenses increased $0.1 million, or 26.3%, from $0.4 million in the first six months of 1995 to $0.5 million for the same period in 1996 primarily due to increases in wages. Interest expense decreased $2.4 million, or 20.3%, to $9.4 million in 1996 from $11.8 million in 1995, primarily as a result of the forgiveness and restructuring of certain debt in 1995 and 1996 (see Note 4 to the Kilroy Group Combined Financial Statements).

  Net income was $12.4 million for the six months ended June 30, 1996 compared to a net loss of $3.8 million for the same period in 1995, due primarily to the decreases in debt and interest expense and the extraordinary gain of $12.3 million referred to above for the 1996 period.

LIQUIDITY AND CAPITAL RESOURCES

  Upon the consummation of the Offering and the Formation Transactions and the use of proceeds therefrom, the Company will have (i) acquired the Acquisition Properties, (ii) reduced its total indebtedness by approximately $129.6 million and (iii) established working capital of approximately $0.9 million. The Company intends to obtain a written commitment for a $100.0 million Credit Facility, which the Company expects to enter into concurrently with the consummation of the Offering. The Credit Facility will be used primarily to finance acquisitions of additional properties and to finance the development of properties, although a portion may be used for general working capital purposes. See "The Financing--The Credit Facility."

  The Company anticipates that distributions will be paid from cash available for distribution, which is expected to exceed cash historically available for distribution as a result of the reduction in debt service anticipated to result from the repayment of indebtedness. The Company presently intends to make distributions quarterly, subject to the discretion of the Board of Directors. Amounts accumulated for distribution will be invested by the Company primarily in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other governmental agency securities, certificates of deposit and interest-bearing bank deposits.

  The Company expects to meet its short-term liquidity requirements generally through its initial working capital, net cash provided by operations and additional debt or equity financings. The Company estimates that for the 12 months ending June 30, 1997 it will incur approximately $957,000 of expenses attributable to non-incremental revenue generating tenant improvements and leasing commissions and $150,000 of capital expenditures not reimbursed by tenants. In connection with the Formation Transactions, the Company will pay to Hughes Space & Communications an aggregate of approximately $1.5 million in connection with the amendment and/or extension of leases of office space at the Office Properties located at Kilroy Airport Center, including $500,000 in connection with a tenant improvement allowance for the properties located at 2240 and 2250 E. Imperial Highway and the balance in connection with the cancellation of an option to purchase an equity interest in the Office Properties located at Kilroy Airport Center at El Segundo. See "Distribution Policy." The Company believes that it will have sufficient capital resources to satisfy its obligations during the 12-month period following completion of the Offering, and that its net cash provided by operations will be adequate to meet both operating requirements and expected distributions by the Company in accordance with REIT requirements.

  The Company expects to meet certain of its long-term liquidity requirements, including the repayment of long-term debt of approximately $75.0 million (less scheduled principal repayments) in 2003 and possible property acquisitions and development, through long-term secured and unsecured borrowings and the issuance of debt securities or additional equity securities of the Company or, possibly in connection with acquisitions of land or improved properties, the issuance of Units of the Operating Partnership.

  The Phase I Environmental Assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. See "Risk Factors--Government Regulations--Environmental Matters" and "Business and Properties--Government Regulations--Environmental Matters."

HISTORICAL CASH FLOWS

  Historically, the Kilroy Group's principal sources of funding for operations and capital expenditures were cash flow from operating activities and secured debt financings. The Kilroy Group incurred net losses before extraordinary items in each of the last five years and for the six-month period ended June 30, 1996. However, after adding back depreciation and amortization, the Properties have generated positive net operating cash flows for the last four years.

  The Company's net cash provided by operating activities increased to $7.1 million for the year ended December 31, 1994 from $5.2 million for the same period in 1993 primarily as a result of an increase in the 1994 period in rents received in advance and tenant security deposits. The Company's net cash from operating activities was substantially unchanged from the year ended December 31, 1994 compared to the same period in 1995, with $7.1 million in the 1994 period and $7.2 million in the 1995 period. The Company's net cash from operating activities was $0.9 million in the first six months of 1996. Such amount was less than one-half of the 1995 period amount due to increases in tenant receivables, other assets, and a reduction of accounts payable and accrued property taxes in 1996.

  Net cash received from investing activities of $2.2 million for the year ended December 31, 1993 decreased to net cash used in investing activities of $1.6 million for the same period in 1994 due to the receipt in the 1993 period of a $2.7 million reimbursement of tenant improvements. Net cash used in investing activities decreased $0.6 million to $1.0 million for the year ended December 31, 1995 from $1.6 million for the same period in 1994 due to a decrease in the level of tenant improvement activity. Net cash used in investing activities increased $1.0 million to $1.4 million in the six months ended June 30, 1996 from $0.4 million in the 1995 period primarily due to an increase in the level of tenant improvement activity.

  The Company's cash flows used in financing activities decreased $2.0 million to $5.4 million from $7.4 million for the year ended December 31, 1993 as a result of net borrowings of $5.1 million during the year ended December 31, 1994 compared to a net repayment of $3.2 million of debt in the 1993 period, together with an increase in deemed distributions to partners to $10.6 million during the year ended December 31, 1994 compared to $4.2 million in the 1993 period. Cash flows used in financing activities decreased $0.8 million to $6.2 million for the year ended December 31, 1995 compared to net cash used in financing activities of $5.4 million for the same period in 1994 as result of net repayments of debt in the 1995 period compared to net borrowings in the 1994 period and a $5.6 million decrease in deemed distributions to partners. Cash flows provided by financing activities was $0.5 million for the six months ended June 30, 1996 consisting of net proceeds from issuance of debt of $5.0 million, less $4.5 million in distributions to partners.

FUNDS FROM OPERATIONS

  Industry analysts generally consider Funds from Operations, as defined by NAREIT, an alternative measure of performance of an equity REIT. Funds from Operations is defined by NAREIT to mean net income (loss) determined in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization (other than amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. The Company believes that in order to facilitate a clear understanding of the combined historical operating results of the Company, Funds from Operations should be examined in conjunction with net income (loss) as presented in the audited and unaudited Combined Financial Statements and selected financial data included elsewhere in this Prospectus. Funds from Operations should not be considered as an alternative to net income (loss) as an indication of the Company's performance or to cash flows as a measure of liquidity or the ability to pay dividends or make distributions.

INFLATION

  The Company's leases with the majority of its tenants require the tenants to pay most operating expenses, including real estate taxes and insurance, and increases in common area maintenance expenses, which reduce the Company's exposure to increases in costs and operating expenses resulting from inflation.

                            BUSINESS AND PROPERTIES

GENERAL

  Upon the consummation of the Offering and the Formation Transactions, the Company (through the Operating Partnership) will own ten Office Properties encompassing an aggregate of approximately 1.5 million rentable square feet and nine Industrial Properties encompassing an aggregate of approximately 900,000 rentable square feet. All of the Office Properties are located in prime Southern California suburban submarkets (including a complex of three Office Properties located adjacent to the Los Angeles International Airport, presently the nation's second largest air cargo port, and a complex of five Office Properties located adjacent to the Long Beach Municipal Airport), and one Industrial Property is located in Phoenix, Arizona. As of June 30, 1996, the Office Properties were approximately 94.1% leased to 88 tenants and the Industrial Properties were approximately 98.4% leased to nine tenants. The Company has developed, managed and leased all but one of the Office Properties and seven of the nine Industrial Properties. The Company believes that all of its Properties are well-maintained and, based on recent engineering reports, do not require significant capital improvements.

  In addition to the Office and Industrial Properties, the Company has development rights with respect to approximately 24 acres of developable land (net of acreage required for streets), located in Southern California. The Company also has an exclusive agreement to negotiate to acquire an additional six acres of developable land (net of acreage reserved for open areas) at the Thousand Oaks Civic Arts Plaza and Retail Center. See "--Development, Leasing and Management Activities." Upon consummation of the Offering, the Company also will have the option to purchase six office properties currently owned by the Kilroy Group which will not be contributed to the Operating Partnership immediately upon consummation of the Offering. The Company will have the right to acquire the option properties under the terms and conditions described below. All of these properties will be managed by the Company. See "--Excluded Properties."

  In general, the Office Properties are leased to tenants on a full service basis, with the landlord obligated to pay the tenant's proportionate share of taxes, insurance and operating expenses up to the amount incurred during the tenant's first year of occupancy ("Base Year") or a negotiated amount approximating the tenant's pro rata share of real estate taxes, insurance and operating expenses ("Expense Stop"). The tenant pays its pro rata share of increases in expenses above the Base Year or Expense Stop. All leases for the Industrial Properties are written on a triple net basis, with tenants paying their proportionate share of real estate taxes, operating costs and utility costs.

  The following table sets forth certain information (on a per net rentable square foot basis) regarding leasing activity at the Office Properties managed by the Company (i.e., all of the Office Properties other than the Thousand Oaks Office Property (as defined) which is being acquired concurrently upon consummation of the Offering) since January 1, 1992 (based upon an average of all lease transactions during the respective periods):

                               OFFICE PROPERTIES

                                  YEAR ENDED DECEMBER 31,          SIX-MONTH
                               --------------------------------  PERIOD ENDED
                                1992     1993    1994     1995   JUNE 30, 1996
                               -------  ------  -------  ------  -------------
Number of lease transactions
 during period(1).............      18      12       27      17          24
Net rentable square feet
 during period(1)............. 145,102  77,362  322,357  96,574     265,765
Base rent ($)(1)(2)...........   23.86   21.83    19.77   19.67       20.64
Tenant improvements ($)(3)....    5.75   11.10    16.16    6.70       10.83
Leasing commissions ($)(4)....    2.10    3.31     2.84    3.20        3.16
Other concessions ($)(5)......     --      --       --      --          --
Effective rent ($)(6).........   21.34   19.30    17.54   17.58       18.49
Expense stop ($)(7)...........    6.73    6.61     6.94    7.02        7.14
Effective equivalent triple
 net rent ($)(8)..............   14.61   12.69    10.60   10.56       11.35
Occupancy rate at end of
 period (%)...................    75.3%   76.2%    88.6%   88.7%       93.8%

--------
(1) Includes only office tenants with lease terms of 12 months or longer. Excludes leases for amenity, parking, retail and month-to-month office tenants.

(2) Equals aggregate base rent received over their respective terms from all lease transactions during the period, divided by the terms in months for such leases, multiplied by 12, divided by the total net rentable square feet leased under all lease transactions during the period.
(3) Equals work letter costs net of estimated profit and overhead. Actual tenant improvements may differ from estimated work letter costs.
(4) Equals the aggregate of leasing commissions payable to employees and third parties based on standard commission rates and excludes negotiated commission discounts obtained from time to time.
(5) Includes moving expenses, furniture allowances and other concessions.
(6) Equals aggregate base rent received over their respective terms from all lease transactions during the period minus all tenant improvements, leasing commissions and other concessions from all lease transactions during the period, divided by the terms in months from such leases, multiplied by 12, divided by the total net rentable square feet leased under all lease transactions during the period.
(7) Equals the amount of real estate taxes, operating costs and utility costs which the landlord is obligated to pay on an annual basis. The tenant is required to pay any increases above such amount. Expense Stop for 1996 is estimated.
(8) Equals effective rent minus Expense Stop.

  The following table sets forth certain information (on a per net rentable square foot basis) regarding leasing activity at the Thousand Oaks Office Property since January 1, 1992 (based upon an average of all lease transactions during the respective periods):

                                         YEAR ENDED DECEMBER 31,    SIX-MONTH
                                         -----------------------  PERIOD ENDED
                                         1992 1993  1994   1995   JUNE 30, 1996
                                         ---- ----- ----- ------  -------------
Number of lease transactions during pe-
 riod(1)...............................  --       1     1      9          1
Net rentable square feet during peri-
 od(1).................................  --   1,437 2,745 76,266      2,745
Base rent ($)(1)(2)....................  --   25.01 23.40  23.09      24.00
Tenant improvements ($)(3).............  --   16.25   --    5.04        --
Leasing commissions ($)(4).............  --      NA   --    4.90        --
Other concessions ($)(5)...............  --     --    --     --         --
Effective rent ($)(6)..................  --   22.73 23.40  21.42      24.00
Expense stop ($)(7)....................  --    6.45  6.16   6.49       6.16
Effective equivalent triple net rent
 ($)(8)................................  --   16.28 17.24  14.93      17.84
Occupancy rate at end of period
 (%)(9)................................   NA     NA    NA  100.0%     100.0%

--------
(1) Includes only office tenants with lease terms of 12 months or longer. Excludes leases for amenity, parking, retail and month-to-month office tenants.
(2) Equals aggregate base rent received over their respective terms from all lease transactions during the period, divided by the terms in months for such leases, multiplied by 12, divided by the total net rentable square feet leased under all lease transactions during the period.
(3) Equals work letter costs net of estimated profit and overhead. Actual tenant improvements may differ from estimated work letter costs.
(4) Equals the aggregate of leasing commissions payable to employees and third parties based on standard commission rates and excludes negotiated commission discounts obtained from time to time.
(5) Includes moving expenses, furniture allowances and other concessions.
(6) Equals aggregate base rent received over their respective terms from all lease transactions during the period minus all tenant improvements, leasing commissions and other concessions from all lease transactions during the period, divided by the terms in months from such leases, multiplied by 12, divided by the total net rentable square feet leased under all lease transactions during the period.
(7) Equals the amount of real estate taxes, operating costs and utility costs which the landlord is obligated to pay on an annual basis. The tenant is required to pay any increases above such amount. Expense Stop for 1996 is estimated.
(8) Equals effective rent minus Expense Stop.
(9) Occupancy data is not available for the years ended December 31, 1992, 1993 and 1994.

  The following table sets forth certain information (on a per net rentable square foot basis) regarding leasing activity at the Industrial Properties since January 1, 1992 (based upon an average of all lease transactions during the respective periods):

                             INDUSTRIAL PROPERTIES

                                YEAR ENDED DECEMBER 31,           SIX-MONTH
                             --------------------------------    PERIOD ENDED
                              1992     1993    1994    1995    JUNE 30, 1996(1)
                             -------  ------  ------  -------  ----------------
Number of lease transac-
 tions during period.......        1       1       1        2           0
Net Rentable square feet
 leased during period......  100,000  70,000  76,570  171,550         --
Base rent ($)(2)...........     6.39    6.81    7.23     4.99         --
Tenant improvements
 ($)(3)....................     5.87    0.14    4.49     2.00         --
Leasing commissions
 ($)(4)....................     1.37    1.49    3.49     1.84         --
Other concessions ($)(5)...      --      --      --       --          --
Effective rent ($)(6)......     5.19    6.48    6.44     4.63         --
Expense stop ($)(7)........      --      --      --       --          --
Effective equivalent triple
 net rent ($)(8)...........     5.19    6.48    6.44     4.63
Occupancy rate at end of
 period (%)................     86.0%   77.6%   79.7%    98.4%       98.4%

--------
(1) No leasing activity occurred during the six-month period ended June 30, 1996.
(2) Equals aggregate base rent received over their respective terms from all lease transactions during the period, divided by the terms in months for such leases, multiplied by 12, divided by the total rentable square feet leased under all lease transactions during the period.
(3) Equals work letter costs net of estimated profit and overhead. Actual tenant improvements may differ from estimated work letter costs.
(4) Equals the aggregate of leasing commissions payable to employees and third parties based on standard commission rates and excludes negotiated commission discounts obtained from time to time.
(5) Includes moving expenses, furniture allowances and other concessions.
(6) Equals aggregate base rent received over their respective terms from all lease transactions during the period minus all tenant improvements, leasing commissions and other concessions from all lease transactions during the period, divided by the terms in months from such leases, multiplied by 12, divided by the total net rentable square feet leased under all lease transactions during the period.
(7) Leases for all Industrial Properties are written on a triple net basis, providing for each tenant to be responsible, in addition to base rent, for its proportionate share of real estate taxes, operating costs, utility costs and other expenses without regard to a base year.
(8) Equals effective rent minus Expense Stop.

                     THE OFFICE AND INDUSTRIAL PROPERTIES

  The following table sets forth certain information relating to each of the Properties as of December 31, 1995, unless indicated otherwise. This table gives pro forma effect to a recent extension of one of the leases with Hughes Space & Communications with respect to two of the Office Properties located at Kilroy Airport Center at El Segundo as if such lease renewal had occurred on January 1, 1995. After completion of the Formation Transactions, the Company (through the Operating Partnership) will own a 100% interest in all of the Office and Industrial Properties other than the five Office Properties located at Kilroy Airport Center Long Beach, which are held subject to ground leases expiring in 2035.

                                                                                                        AVERAGE
                                                          PERCENTAGE                         PERCENTAGE  BASE
                                                   NET      LEASED     1995                   OF 1995    RENT
                                                RENTABLE    AS OF      BASE        1995        TOTAL      PER     EFFECTIVE
                                                 SQUARE    12/31/95    RENT      EFFECTIVE      BASE    SQ. FT.    RENT PER
          PROPERTY LOCATION          YEAR BUILT   FEET      (%)(1)   ($000)(2) RENT($000)(3)  RENT (%)  ($)(4)  SQ. FT. ($)(5)
          -----------------          ---------- --------- ---------- --------- ------------- ---------- ------- --------------
 Office Properties:
 Kilroy Airport Center at El Segundo
  2250 E. Imperial Highway(8).......     1983     291,187    80.9      4,316       4,042        13.5     18.32      17.16
  2260 E. Imperial Highway)(9)......     1983     291,187   100.0      7,160       6,545        22.4     24.59      22.48
  2240 E. Imperial Highway(10)
  El Segundo, California............     1983     118,933   100.0      1,130       1,121         3.5      9.50       9.43
 Kilroy Airport Center Long Beach
  3900 Kilroy Airport Way(11).......     1987     126,840    94.0      2,282       2,092         7.1     19.14      17.54
  3880 Kilroy Airport Way(11).......     1987      98,243   100.0      1,296       1,022         4.0     13.19      10.40
  3760 Kilroy Airport Way...........     1989     165,278    92.1      3,372       2,807        10.6     22.16      18.45
  3780 Kilroy Airport Way...........     1989     219,745    63.6      3,465       3,005        10.8     24.79      21.50
  3750 Kilroy Airport Way
  Long Beach, California............     1989      10,457   100.0         75          28         0.2      7.21       2.66
 2829 Townsgate Road
  Thousand Oaks, California(11).....     1990      81,158   100.0      1,888       1,760         5.9     23.26      21.69
 185 S. Douglas Street(12)
  El Segundo, California............     1978      60,000   100.0      1,313         898         4.1     21.89      14.96
                                                ---------   -----     ------      ------       -----     -----      -----
 Subtotal/Weighted Average                      1,463,028    89.3     26,297      23,320        82.1     20.12      17.84
                                                ---------   -----     ------      ------       -----     -----      -----
 Industrial Properties:
 2031 E. Mariposa Avenue
  El Segundo, California............     1954     192,053   100.0      1,556       1,296         4.9      8.10       6.75
 3332 E. La Palma Avenue
  Anaheim, California(15)...........     1966     153,320   100.0        881         790         2.8      5.74       5.16
 2260 E. El Segundo Boulevard
  El Segundo, California(13)........     1979     113,820   100.0        553         510         1.7      4.86       4.48
 2265 E. El Segundo Boulevard
  El Segundo, California............     1978      76,570   100.0        554         493         1.7      7.23       6.44
 1000 E. Ball Road
  Anaheim, California(14)...........     1956     100,000   100.0        639         519         2.0      6.39       5.19
 1230 S. Lewis Street
  Anaheim, California...............     1982      57,730   100.0        303         284         0.9      5.25       4.92
 12681/12691 Pala Drive
  Garden Grove, California .........     1970      84,700    82.6        476         454         1.5      6.81       6.48
 2270 E. El Segundo Boulevard
  El Segundo, California(15)........     1975       7,500   100.0        129         129         0.4     17.17      17.17
 5115 N. 27th Avenue
  Phoenix, Arizona(16)..............     1962     130,877   100.0        640         612         2.0      4.89       4.68
                                                ---------   -----     ------      ------       -----     -----      -----
 Subtotal/Weighted Average                        916,570    98.4      5,731       5,087        17.9      6.36       5.64
                                                ---------   -----     ------      ------       -----     -----      -----
 Office & Industrial--All Properties            2,379,598    92.8     32,028      28,407       100.0     14.50      12.86
                                                =========             ======      ======       =====
                                                    TENANTS LEASING
                                       PERCENTAGE    10% OR MORE OF
                                         LEASED      NET RENTABLE
                                          AS OF     QUARE FEET PER
                                         6/30/96      PROPERTY
          PROPERTY LOCATION              (%)(6)     AS OF 6/30/96(7)
          -----------------            ----------   -----------------
 Office Properties:
 Kilroy Airport Center at El Segundo
  2250 E. Imperial Highway(8).......      85.2     Hughes Space & Communications
                                                   (33.0%)
  2260 E. Imperial Highway)(9)......     100.0     Hughes Space & Communications
  2240 E. Imperial Highway(10)                     (100.0%)
  El Segundo, California............     100.0     Hughes Space & Communications
 Kilroy Airport Center Long Beach                  (94.6%)
  3900 Kilroy Airport Way(11).......      94.0     McDonnell  Douglas  Corporation
                                                   (50.9%), Olympus America, Inc.
                                                   (18.6%)
  3880 Kilroy Airport Way(11).......     100.0     Devry, Inc. (100.0%)
  3760 Kilroy Airport Way...........      91.2     R.L. Polk & Co. (9.8%)
  3780 Kilroy Airport Way...........      90.5     SCAN Health Plan  (20.4%), Zelda
                                                   Fay Walls (12.7%)
  3750 Kilroy Airport Way
  Long Beach, California............      100.0    Oasis Cafe (37.1%),
                                                   Keywanfar & Baroukhim (16.1%),
                                                   SR Impressions (15.0%)
 2829 Townsgate Road
  Thousand Oaks, California(11).....     100.0     Worldcom, Inc. (34.2%), Data Select
                                                   Systems, Inc. (13.0%), Pepperdine
                                                   University (12.7%), Anheuser Busch,
                                                   Inc. (12.0%)
185 S. Douglas Street(12)
   El Segundo, California............    100.0     Northwest  Airlines, Inc. (100%)
                                         -----
 Subtotal/Weighted Average                94.1
                                         -----
 Industrial Properties:
 2031 E. Mariposa Avenue
  El Segundo, California............     100.0     Mattel, Inc. (100%)
 3332 E. La Palma Avenue
  Anaheim, California(15)...........     100.0     Furon Co., Inc. (59.2%), Cerplex
                                                   Group, Inc.(40.8%)
 2260 E. El Segundo Boulevard
  El Segundo, California(13)........     100.0     Ace Medical Co. (100%)
 2265 E. El Segundo Boulevard
  El Segundo, California............     100.0     MSAS Cargo Intl., Inc. (100%)
 1000 E. Ball Road
  Anaheim, California(14)...........     100.0     Allen-Bradley Company (100%)
 1230 S. Lewis Street
  Anaheim, California...............     100.0     Extron Electronics (100%)
 12681/12691 Pala Drive
  Garden Grove, California .........      82.6     Rank Video Services America, Inc. (82.6%)
 2270 E. El Segundo Boulevard
  El Segundo, California(15)........     100.0     Pacific  Southwest Realty (100%)
 5115 N. 27th Avenue
  Phoenix, Arizona(16)..............     100.0     Festival Markets, Inc.  (100%)
                                         -----
 Subtotal/Weighted Average                98.4
                                         -----
 Office & Industrial--All Properties      95.8

                                                        (footnotes on next page)

--------
 (1) Based on all leases at the respective property in effect as of December 31, 1995.
 (2) Total base rent for the year ended December 31, 1995, determined in accordance with GAAP. All leases at the Industrial Properties are written on a triple net basis. Unless otherwise indicated, all leases at the Office Properties are written on a full service gross basis, with the landlord obligated to pay the tenant's proportionate share of taxes, insurance and operating expenses up to the amount incurred during the Base Year or a negotiated Expense Stop. Each tenant pays its pro rata share of increases in expenses above the Base Year or Expense Stop.
 (3) Aggregate base rent received over their respective terms from all leases in effect at December 31, 1995 minus all tenant improvements, leasing commissions and other concessions for all such leases, divided by the terms in months for such leases, multiplied by 12. Tenant improvements, leasing commissions and other concessions are estimated using the same methodology used to calculate effective rent for the Office Properties as a whole in the chart on page .
 (4) Base rent for the year ended December 31, 1995 divided by net rentable square feet leased at December 31, 1995.
 (5) Effective rent at December 31, 1995 divided by net rentable square feet leased at December 31, 1995.
 (6) Based on all leases dated on or before June 30, 1996.
 (7) Excludes office space leased by the Company.
 (8) For this Property, leases with Hughes Space & Communications, for approximately 96,000 rentable square feet, and with SDRC Software Products Marketing Division, Inc., for approximately 6,800 rentable square feet, are written on a full service gross basis, except that there is no Expense Stop.
 (9) For this Property, the lease with Hughes Space & Communications is written on a modified full service gross basis under which Hughes Space & Communications pays for all utilities and other internal maintenance costs with respect to the leased space and, in addition, pays its pro rata share of real estate taxes, insurance, and certain other expenses including common area expenses.
(10) For this Property, leases with Hughes Space & Communications for approximately 101,000 rentable square feet are written on a full service gross basis except that there is no Expense Stop.
(11) This property is an Acquisition Property.
(12) For this Property, the lease is written on a triple net basis.
(13) This Industrial Property was vacant until April 1995. The tenant began paying rent in mid-October 1995 at an annual rate of $4.86 per rentable square foot.
(14) The tenant in this Industrial Property subleased this property on May 15, 1996 to RGB Systems, Inc. (doing business as Extron Electronics), the tenant of the Property located at 1230 S. Lewis Street, Anaheim, California, which is adjacent to this Property. The sublease is at an amount less than the current lease rate, and the tenant is paying the difference between the rent current lease rate and the sublease rate. The lease and the sublease terminate in April 1998. Extron Electronics has executed a lease for this space from May 1998 through April 2005 at the current lease rate. Extron Electronics continues to occupy the space located at 1230 S. Lewis Street.
(15) The leases for Cerplex Group, Inc. and Pacific Southwest Realty expired on June 30, 1996 and this space is presently available for rent.
(16) This Industrial Property was originally designed for multi-tenant use and currently is leased to a single tenant and utilized as an indoor multi-vendor retail marketplace.

OCCUPANCY AND RENTAL INFORMATION

  The following table sets forth the average percentage leased and average annual base rent per leased square foot for the Properties for the past three years:

                                                                      AVERAGE
                                                                       ANNUAL
                                                                     BASE RENT
                                                         AVERAGE    PER RENTABLE
                                                       PERCENTAGE      SQUARE
    YEAR                                              LEASED (%)(1)  FOOT($)(2)
    ----                                              ------------- ------------
    OFFICE:
     1995............................................     89.4         19.40
     1994............................................     82.6(3)      21.01(3)
     1993............................................     75.7(3)      26.38(3)
    INDUSTRIAL:
     1995............................................     89.0          6.79
     1994............................................     78.7          6.51
     1993............................................     81.8          6.55

--------
(1)  Average of beginning and end-of-year aggregate percentage leased.
(2) Total base rent for the year, determined in accordance with GAAP, divided by the average of the beginning and end-of-year aggregate rentable square feet leased.
(3) Excludes data from the Thousands Oaks Office Property which is being acquired concurrently with the consummation of the Offering.

LEASE EXPIRATIONS

  The following table sets out a schedule of the lease expirations for the Office Properties for each of the ten years beginning with 1996, assuming that none of the tenants exercises renewal options or termination rights:

                                       NET      PERCENTAGE OF    ANNUAL      AVERAGE ANNUAL
                                     RENTABLE    TOTAL LEASED     BASE        RENT PER NET
                                   AREA SUBJECT  SQUARE FEET   RENT UNDER RENTABLE SQUARE FOOT
                         NUMBER OF TO EXPIRING  REPRESENTED BY  EXPIRING     REPRESENTED BY
     YEAR OF LEASE       EXPIRING     LEASES       EXPIRING      LEASES         EXPIRING
       EXPIRATION        LEASES(1)  (SQ. FT.)    LEASES(%)(2)  ($000)(3)      LEASES($)(4)
     -------------       --------- ------------ -------------- ---------- --------------------
7/01/96-12/31/1996......      6        33,798         2.49          778          23.02
              1997......      9        38,297         2.82          875          22.85
              1998......     16        87,795         6.47        2,081          23.71
              1999......     20       228,369        16.83        3,875          16.97
              2000......     19       139,253        10.26        3,148          22.61
              2001(4)...     15       246,019        18.13        4,373          17.78
              2002......      2        83,047         6.12        1,606          19.34
              2003......      2        14,331         1.06          310          21.61
              2004......      4       311,491        22.96        7,731          24.82
              2005 and
              beyond....      6       174,216        12.84        2,850          16.36
                            ---     ---------       ------       ------
    Totals..............     99     1,356,616       100.00       27,628          20.37
                            ===     =========       ======       ======

--------
(1) Includes office tenants only. Excludes leases for amenity, retail, parking and month-to-month office tenants. Some tenants have multiple leases.
(2) Excludes all space vacant as of December 31, 1995 unless a lease for a replacement tenant has been dated on or before June 30, 1996.
(3) Determined based upon aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before June 30, 1996. Certain leases became effective subsequent to June 30, 1996.
(4) Includes Hughes Space & Communications leases of 96,133 and 11,556 net rentable square feet at Kilroy Airport Center at El Segundo. These leases expire in October 2001 and are at a triple net base rental rate of $14.04 per square foot.

  The following table sets out a schedule of the lease expirations for the Industrial Properties for each of the ten years beginning with 1996, assuming that none of the tenants exercises renewal options or termination rights:

                                       NET      PERCENTAGE OF    ANNUAL      AVERAGE ANNUAL
                                     RENTABLE    TOTAL LEASED     BASE        RENT PER NET
                                   AREA SUBJECT  SQUARE FEET   RENT UNDER RENTABLE SQUARE FOOT
                         NUMBER OF TO EXPIRING  REPRESENTED BY  EXPIRING     REPRESENTED BY
     YEAR OF LEASE       EXPIRING     LEASES       EXPIRING      LEASES         EXPIRING
       EXPIRATION         LEASES    (SQ. FT.)    LEASES(%)(1)  ($000)(2)       LEASES($)
     -------------       --------- ------------ -------------- ---------- --------------------
7/01/96-12/31/1996......      0          --           0.00         --             0.00
              1997......      0          --           0.00         --             0.00
              1998......      1       70,000          8.42         476            6.81
              1999......      0          --           0.00         --             0.00
              2000......      1      192,053         23.09       1,556            8.10
              2001......      1      130,877         15.73         640            4.89
              2002......      0          --           0.00         --             0.00
              2003......      0          --           0.00         --             0.00
              2004......      1       76,570          9.21         554            7.23
              2005 and
              beyond....      4      362,296         43.56       2,039            5.63
                            ---      -------        ------       -----
    Totals..............      8      831,796        100.00       5,265            6.33
                            ===      =======        ======       =====

--------
(1) Excludes all space vacant as of December 31, 1995 unless a lease for a replacement tenant has been dated on or before June 30, 1996.
(2) Determined based upon aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before June 30, 1996.

TENANT INFORMATION

  The Company's tenants include significant corporate and other commercial enterprises representing a range of industries including, among others, satellite communications, manufacturing, entertainment, banking, insurance, telecommunications, health care, computer software, finance, engineering, technology, legal and accounting. The following table sets forth information as to the Company's largest tenants based upon annualized rental revenues for the year ended December 31, 1995:

                                         PERCENTAGE OF
                            TENANT         COMPANY'S
                            ANNUAL           TOTAL                        LEASE
                          BASE RENTAL     BASE RENTAL  INITIAL LEASE    EXPIRATION
                         REVENUE($)(2)    REVENUES(%)     DATE(3)          DATE
                         -------------   ------------- -------------- --------------
Office Tenants(1):
-----------------
  Hughes Electronic
   Corporation's Space &
   Communications
   Company(4)...........   9,757,877(5)      29.59        August 1984   January 1999
  Northwest Airlines,
   Inc..................   1,313,418          3.98        August 1978  February 2001
  Devry, Inc............   1,296,270          3.93      November 1994   October 2009
  McDonnell Douglas
   Corporation..........   1,149,922          3.49      February 1992   January 2002
  SCAN Health Plan(6)...     941,325          2.85      February 1996       May 2006
  Zelda Fay Walls.......     823,896          2.50        August 1989    August 2000
  Worldcom, Inc.........     674,592          2.05       January 1995  December 1999
  C.E.O., The Walls
   Group................     456,220          1.38       October 1991 September 2002
  Olympus America,
   Inc..................     443,375          1.34     September 1993  December 1998
  SITA..................     378,359          1.15          June 1984       May 1999
                          ----------         -----
    Total...............  17,235,254         52.27
                          ==========         =====
Industrial Tenants:
------------------
  Mattel, Inc...........   1,556,321          4.72           May 1990   October 2000
  Festival Markets,
   Inc. ................     640,348          1.94           May 1991       May 2001
  Allen-Bradley Company
   (Rockwell)...........     639,432          1.94           May 1992     April 1998
  MSAS Cargo
   International Inc....     553,934          1.68     September 1994    August 2004
  Ace Medical Co. ......     553,300          1.68         April 1995     April 2006
  Furon Co., Inc........     543,180          1.65      February 1990      July 2005
  Rank Video Services
   America, Inc. .......     476,358          1.44       October 1984       May 1998
  Extron Electronics....     302,930          0.92      February 1995   January 2005
                          ----------         -----
    Total...............   5,265,803         15.97
                          ==========         =====

--------
(1) Table excludes the lease with LACTC (total base rent of $449,935) which expired on April 30, 1996, the lease with Cerplex Group, Inc./Incert (total base rent of $337,530) which expired on June 30, 1996, and the lease with Pacific Southwest Realty (total base rent of $128,783) which expired on June 30, 1996.
(2) Determined in accordance with GAAP.
(3) Represents date of first relationship between tenant and the Kilroy Group.
(4) Includes Hughes Space & Communication's leases of (i) 96,133 and 11,556 net rentable square feet at Kilroy Airport Center at El Segundo which expire in October 2001, (ii) 286,151 net rentable square feet at Kilroy Airport Center at El Segundo which expires in July 2004 and (iii) 100,978 net rentable square feet at Kilroy Airport Center at El Segundo which expires in January 1999.
(5) Tenant annual base rental revenue for Hughes Space & Communications gives pro forma effect to the recent extension of the tenant lease with respect to 96,133 rentable square feet of office space located at 2250 E. Imperial Highway (along with 11,556 rentable square feet located at 2240 E. Imperial Highway) as if such lease renewal had occurred on January 1, 1995. See "Business and Properties--Kilroy LAX."
(6) Tenant executed leases during 1995 representing approximately 44,825 square feet effective on February 15, 1996. Base rental revenue figure included on a contract basis.

OFFICE PROPERTIES

  All but one of the Office Properties are Class A office buildings. Each of the Kilroy LAX and Kilroy Long Beach (each as defined) Office Properties was designed and developed to above-standard specifications to accommodate the long-term needs of tenants and include features such as extra-floor loading capacity and extra-high ceilings. Each of the Kilroy LAX and Kilroy Long Beach Office Properties also was designed with an emphasis on long-term operating efficiency and tenant comfort and includes above-standard climate controls, redundant telecommunication capability and utility leads, on-site management and security, covered parking, heliports and retail services, all in professionally landscaped environments. The Office Properties range in size from two to 12 stories and are easily accessible from major highways and airports. Management believes that as a result of these factors the Office Properties achieve among the highest rent, occupancy and tenant retention rates when compared to other properties within their respective submarkets and in neighboring submarkets. Management believes that the location, quality of construction and amenities at the complexes as well as the Company's reputation for providing a high level of tenant service have enabled the Company to attract and retain a national tenant base.

  Kilroy LAX. The Company developed, owns, leases and manages three Office Properties at Kilroy Airport Center at El Segundo ("Kilroy LAX"), a Class A high-rise, multi-tenant corporate office complex situated in what the Company considers to be the premier location in El Segundo immediately adjacent to Los Angeles International Airport ("LAX"), the new light rail system servicing Los Angeles County and the new I-105 Freeway with a freeway off-ramp and, upon completion, freeway on-ramp providing immediate access to and from the project's parking facilities. Kilroy LAX was built in 1983 to high quality specifications to address the anticipated demands of the submarket's aerospace and high technology tenants. The Company believes Kilroy LAX has the premier location in the El Segundo office submarket for a number of reasons, including: (i) unobstructed views of LAX, West Los Angeles and Downtown Los Angeles; (ii) excellent access to LAX, the new I-105 Freeway and the new light rail system; (iii) close proximity to corporate office users including Hughes Space & Communications and its satellite manufacturing facility, and other related enterprises such as DirectTV; and (iv) for tenants with their names on the Property, visibility to freeway and airline travelers.

  The complex is comprised of two 12-story towers and a 13-level parking structure with two floors of office space on top, encompassing an aggregate of approximately 700,000 rentable square feet, of which 93.9% was leased as of June 30, 1996. Kilroy LAX features fiber optic/telecommunications dual redundancy (one of the few properties in Southern California so equipped) and multiple lead-lines for both water and power, thereby mitigating the risk of temporary loss of such services to the facility. The Property was designed and constructed with above-standard floor loadings and floor-to-ceiling heights to accommodate the weight and raised floors requirements of computer and other equipment. The facility is climate controlled in smaller areas which, while increasing tenant comfort, allows for separate thermostat controls for areas housing temperature sensitive equipment and reduces costs for after-hour operations. The facility was designed toward tenant efficiency and convenience and features an above-standard ratio of elevators to rentable square feet and provides 24-hour on-site security and management, private dual heliports, shuttle service to LAX and on-site retail, banking and dining facilities. In addition, the two 12-story towers are joined by an atrium and are professionally landscaped creating a pleasant environment. In addition, the facility has been recognized by the local utility for its energy efficient heating, ventilating and air conditioning systems which reduce operating costs for both the Company and its tenants. Management believes because of these and other high quality features, Kilroy LAX continues to attract long-term major corporate tenants at rates above those offered by other facilities in the El Segundo and neighboring submarkets. The occupancy rates for Kilroy LAX as of the years ended December 31, 1993 through 1995, and the six-month period ended June 30, 1996, were 90.8%, 91.6%, 92.1% and 93.9%, respectively.

  Major tenants of the facility include Hughes Space & Communications (the Company's largest tenant), the Federal Aviation Administration and Realtime Associates. Hughes Space & Communications has been a tenant at Kilroy LAX since its development in 1983 and, over the past five years, has consolidated operations into its owned facilities in El Segundo (which includes its satellite manufacturing facility) and into leased facilities at

Kilroy LAX which also serves as its headquarters. In addition, Hughes Space & Communications has invested substantial amounts in tenant improvements, including approximately $3.3 million during the year ended December 31, 1994 and $23.5 million since 1984, and repeatedly has renewed leases at the facilities, including one lease for approximately 101,000 rentable square feet which has been renewed twice. Hughes Space and Communications is a major employer and owner of technical facilities in El Segundo, including facilities for the development of satellite technology and its applications, such as DirecTV.

  Because the book value of the Office Property located at 2240 E. Imperial Highway will be in excess of 10% of the Company's total assets, additional information regarding this Property is presented below. The information presented below gives pro forma effect to the recent extension of the tenant lease with Hughes Space & Communications with respect to this Office Property as if such lease renewal had occurred on January 1, 1995.

  The property located at 2240 E. Imperial Highway had an occupancy rate of 100.0% for each of the years ended December 31, 1991 through 1995. As of June 30, 1996, Hughes Space & Communications occupied approximately 94.6% of the Property's net rentable square feet under two leases. Under the principal lease for this space, Hughes Space & Communications commenced occupancy of 100,978 square feet on August 11, 1986 and renewed the lease on February 1, 1989 and again on June 1, 1994. In connection with the latter renewal, Hughes made a one time payment of $4,000,000 to the Company in consideration of a lease amendment to relieve Hughes Space & Communications of the obligation to remove certain tenant improvements upon termination of the lease. The current lease term under this lease expires on January 31, 1999, subject to a five-year option to renew at fair market value, but not less than $15.84 per annum per net rentable square foot, on a triple net basis. Hughes Space & Communications also leases 11,556 rentable square feet (along with the 96,133 rentable square feet located at 2250 E. Imperial Highway) under a second lease which expires October 31, 2001, at an annualized triple net base rental rate of $14.04 and, for the first year of the lease term, the tenant's allocable share of operating costs shall not exceed $7.32 per rentable square foot. The lease also is subject to a five-year option to renew at fair market value, adjusted bi-annually for CPI adjusted increases in base rent. The total annual rental income per net rentable square foot for the years ended December 31, 1991 through December 31, 1995 was $23.17, $24.42, $25.22, $17.15 and $11.83,
respectively. The following table sets forth for such Property for each of the ten years following the date of Offering (i) the number of tenants whose leases will expire, (ii) the total net rentable square feet covered by such leases, (iii) the percentage of total leased net rentable square feet represented by such leases, (iv) the annual base rent represented by such leases and (v) the average annual rent per net rentable square foot represented by such leases.

                                                   PERCENTAGE OF
                                                   TOTAL LEASED                           AVERAGE ANNUAL
                                                   NET RENTABLE                              RENT PER
                                    NET RENTABLE    SQUARE FEET                            NET RENTABLE
        YEAR OF          NUMBER OF SQUARE FOOTAGE   REPRESENTED                            SQUARE FOOT
         LEASE            LEASES     SUBJECT TO     BY EXPIRING  ANNUAL BASE RENT UNDER   REPRESENTED BY
       EXPIRATION        EXPIRING  EXPIRING LEASES   LEASES(%)   EXPIRING LEASES ($)(1) EXPIRING LEASES($)
       ----------        --------- --------------- ------------- ---------------------- ------------------
1996....................      0            --            --                   --                 --
1997....................      0            --            --                   --                 --
1998....................      0            --            --                   --                 --
1999....................      1(2)     100,978          86.4           $1,085,716             $10.75
2000....................      0            --
2001....................      2(3)      15,898          13.6              196,670              12.37
2002....................      0            --            --                   --                 --
2003....................      0            --            --                   --                 --
2004....................      0            --            --                   --                 --
2005....................      0            --            --                   --                 --
                            ---        -------         -----           ----------
    Totals..............      3        116,876(4)      100.0           $1,282,386             $10.97
                            ===        =======         =====           ==========

--------
(1) Determined based upon aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before June 30, 1996.
(2) The terms of this lease are described in the text preceding this table.
(3) The terms of a lease representing 11,556 rentable square feet are described in the text preceding this table.
(4) The aggregate square footage reflected in each of the respective leases differs from the actual aggregate square footage for this Property of 118,933 as shown on the table under the caption "The Office and Industrial Properties." Subsequent to the execution of the leases, the Property was remeasured at a larger aggregate number of square feet than is reflected in the executed leases.

  The Company's tax basis in the Property for federal income tax purposes as of December 31, 1995 was approximately $4.1 million (net of accumulated depreciation and reductions in depreciable basis). The Property is depreciated using the modified accelerated cost recovery system straight-line method, based on an estimated useful life ranging from 31 1/2 years to 39 years, depending upon the date of certain capitalized improvements to the Property. For the year ended December 31, 1995, the estimated average depreciation rate for this Property under the modified accelerated cost recovery system was 4.3%. For the 12-month period ending June 30, 1996, the Company was assessed property taxes on this Property at an effective annual rate of approximately 1.0%. Property taxes on this Property for the 12-month period ending June 30, 1996 totaled $128,341. Management does not believe that any capital improvements made during the 12-month period immediately following the Offering should result in an increase in annual property taxes.

  Because the gross revenues for the Office Property located at 2250 E. Imperial Highway for the year ended December 31, 1995 were in excess of 10% of the aggregate gross revenues for all of the Properties, additional information regarding this Property is presented below. The information presented below gives pro forma effect to the recent extension of the tenant lease with Hughes Space & Communications with respect to this Office Property as if such lease renewal had occurred on January 1, 1995.

  The property located at 2250 E. Imperial Highway had an occupancy rate of 84.0%, 82.5%, 77.8%, 79.8% and 80.9% as of the years ended December 31, 1991 through 1995, respectively. As of June 30, 1996, Hughes Space & Communications occupied 33.0% of the Property's net rentable square feet. The Property's other tenants include companies engaged in the communications, technology, transportation and healthcare industries. Hughes Space & Communications commenced occupancy of 96,133 rentable square feet on November 1, 1986 and has entered into an agreement to renew this space (along with the 11,556 square feet located at 2240 E. Imperial Highway) through October 31, 2001, at a triple net annual base rental rate of $14.04 per square foot and, for the first year of the lease term, the tenant's allocable share of operating costs shall not exceed $7.32 per rentable square foot. The lease also is subject to a five-year option to renew at fair market value, adjusted bi-annually for CPI increases in base rent. The total annual rental income per net rentable square foot for the years ended December 31, 1991 through December 31, 1995 was $17.82, $18.73, $19.48, $18.19 and $18.86, respectively. The following table sets forth for such Property for each of the ten years following the date of the Offering (i) the number of tenants whose leases will expire, (ii) the total net rentable square feet covered by such leases, (iii) the percentage of total leased net rentable square feet represented by such leases, (iv) the annual base rent represented by such leases and (v) the average annual rent per net rentable square foot represented by such leases.

                                                    PERCENTAGE OF
                                                    TOTAL LEASED                          AVERAGE ANNUAL
                                                    NET RENTABLE                             RENT PER
                                     NET RENTABLE    SQUARE FEET                           NET RENTABLE
                          NUMBER OF SQUARE FOOTAGE   REPRESENTED       ANNUAL BASE         SQUARE FOOT
                           LEASES     SUBJECT TO     BY EXPIRING       RENT UNDER         REPRESENTED BY
YEAR OF LEASE EXPIRATION  EXPIRING  EXPIRING LEASES LEASES(%)(1)  EXPIRING LEASES($)(2) EXPIRING LEASES($)
------------------------  --------- --------------- ------------- --------------------- ------------------
1996....................       6         32,212          11.9          $  705,336             $21.90
1997....................       3          4,385           1.6              83,025              18.93
1998....................       6         23,033           8.5             464,705              20.18
1999....................       4         29,148          10.7             695,821              23.87
2000....................       2         18,201           6.7             302,853              16.64
2001....................       4        124,271          45.8           1,805,281              14.53
2002....................       1         18,517           6.8             456,220              24.64
2003....................       0            --            --                  --                 --
2004....................       2         21,418           7.9             485,244              22.66
2005....................       0            --            --                  --                 --
                             ---        -------         -----          ----------
    Totals..............      28        271,185         100.0          $4,998,485             $18.43
                             ===        =======         =====          ==========

--------
(1) Excludes all space vacant as of December 31, 1995 unless a lease for a replacement tenant has been dated on or before June 30, 1996.
(2) Determined based upon aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before June 30, 1996. Certain leases became effective subsequent to June 30, 1996.

  The Company's tax basis in the Property for federal income tax purposes as of December 31, 1995 was approximately $2.0 million (net of accumulated depreciation and reductions in depreciable basis), and was fully depreciated for federal tax purposes. For the 12-month period ending June 30, 1996, the Company was assessed property taxes on this Property at an effective annual rate of approximately 1.0%. Property taxes on this Property for the 12-month period ending June 30, 1996 totaled $237,400. Management does not believe that any capital improvements made during the 12-month period immediately following the Offering should result in an increase in annual property taxes.

  Because the 1995 gross revenues for the Office Property located at 2260 E. Imperial Highway were in excess of 10% of the aggregate gross revenues for all of the Properties, additional information regarding this Property is presented below.

  The property located at 2260 E. Imperial Highway had an occupancy rate of 100.0% for the years ended December 31, 1991 through 1995. As of June 30, 1996, Hughes Space & Communications occupied 100.0% of the Property's net rentable square feet. Hughes Space & Communications commenced occupancy of 291,187 square feet on August 1, 1984. This lease runs through July 31, 2004 with CPI adjusted increases in base rent every two years. The next CPI adjustment is scheduled to occur on August 1, 1998 and provides for an increase in base rent to the extent that such CPI adjustment exceeds a minimum floor of 1.86% compounded annually. The remaining CPI adjustments scheduled for August 1, 2000 and August 1, 2002, respectively, provide for similar increases to the extent that the CPI adjustment exceeds a minimum floor of 3% compounded annually. The total annual rental income per net rentable square foot was $25.35, $26.16, $26.66, $24.59 and $24.59 for the years ended
December 31, 1991 through December 31, 1995, respectively. The following table sets forth for such Property for each of the ten years following the date of Offering (i) the number of tenants whose leases will expire, (ii) the total net rentable square feet covered by such leases, (iii) the percentage of total leased net rentable square feet represented by such leases, (iv) the annual base rent represented by such leases and (v) the average annual rent per net rentable square foot represented by such leases.

                                                    PERCENTAGE OF
                                                    TOTAL LEASED                          AVERAGE ANNUAL
                                                    NET RENTABLE                             RENT PER
                                     NET RENTABLE    SQUARE FEET                           NET RENTABLE
                          NUMBER OF SQUARE FOOTAGE   REPRESENTED       ANNUAL BASE         SQUARE FOOT
                           LEASES     SUBJECT TO     BY EXPIRING       RENT UNDER         REPRESENTED BY
YEAR OF LEASE EXPIRATION  EXPIRING  EXPIRING LEASES   LEASES(%)   EXPIRING LEASES($)(1) EXPIRING LEASES($)
------------------------  --------- --------------- ------------- --------------------- ------------------
1996....................       0            --            --                  --                 --
1997....................       0            --            --                  --                 --
1998....................       0            --            --                  --                 --
1999....................       0            --            --                  --                 --
2000....................       0            --            --                  --                 --
2001....................       0            --            --                  --                 --
2002....................       0            --            --                  --                 --
2003....................       0            --            --                  --                 --
2004....................       1(2)     286,151         100.0          $7,160,207             $25.02
2005....................       0            --            --                  --                 --
                             ---        -------         -----          ----------
    Totals..............       1        286,151(3)      100.0          $7,160,207             $25.02
                             ===        =======         =====          ==========

--------
(1) Determined based upon aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before June 30, 1996.
(2) The terms of this lease are described in the text preceding this table.
(3) The square footage reflected in the lease differs from the actual square footage for this Property of 291,187 as shown on the table under the caption "The Office and Industrial Properties." Subsequent to the execution of the lease, the Property was remeasured at a larger aggregate number of square feet than is reflected in the executed lease.

  The Company's tax basis in the Property for federal income tax purposes as of December 31, 1995 was approximately $2.0 million (net of accumulated depreciation and reductions in depreciable basis), and was fully depreciated for federal tax purposes. For the 12-month period ending June 30, 1996, the Company was assessed property taxes on this Property at an effective annual rate of approximately 1.0%. Property taxes on this Property for the 12-month period ending June 30, 1996 totaled $273,849. Management does not believe that any capital improvements made during the 12-month period immediately following the Offering should result in an increase in annual property taxes.

  Kilroy Long Beach. The Company developed, owns, leases and manages the three Office Properties which comprise Phase II of Kilroy Airport Center Long Beach ("Kilroy Long Beach Phase II"), part of a planned four-phase, 53-acre Class A corporate office headquarters, business park and retail and entertainment center strategically located adjacent to the San Diego freeway (Interstate 405, the major coastal north-south highway in Southern California between Los Angeles and Orange Counties) (the "I-405 Freeway") and immediately adjacent to the Long Beach Airport. The Company has sole development rights for the remaining 24 developable acres. Upon consummation of the Offering, the Company also will own the two office buildings comprising Kilroy Long Beach Phase I ("Kilroy Long Beach Phase I") which were developed by the Company and which have been leased and managed by the Company since their inception. See "-- Acquisition Properties--Kilroy Long Beach Phase I." Kilroy Long Beach Phase II includes an eight-story and a six-story office building, and a multi-level parking structure with retail facilities on the ground floor, encompassing an aggregate of approximately 400,000 net rentable square feet, of which 91.0% was leased as of June 30, 1996. The facility is the only GTE SmartPark in Los Angeles County and offers tenants an array of advanced telecommunications functions through a pre-laid fiber optic network, emergency backup loop and ISDN interfaces. The facility also includes state-of-the-art mechanical and electrical systems designed to accommodate the highest tenant demands including above-standard floor-to-ceiling heights and floor loading and four high-speed passenger elevators. Each of the office structures offers efficient 28,000 square foot floors. Other amenities include a spacious lobby with an atrium, and a central courtyard with a fountain and pedestrian arcade. The facility also features 24-hour on-site security and management, a fitness center, group conference facilities, helipad facilities, and various retail and business services including banking facilities, dining facilities and printer services. The occupancy rates for

Kilroy Long Beach Phase II as of the years ended December 31, 1993 through 1995, and the six month period ended June 30, 1996, were 64.8%, 78.7%, 76.5% and 91.0%, respectively. Major tenants include AIG Claim Services, Inc., Assistance in Marketing, Inc., CompuServe, Inc., Employer's Health Insurance, Co., GTE Directories Sales Corporation, Great Northern Insured Annuities Corp., Great Western Bank, HealthNet, Mutual of America Life Insurance Company, North American Title Company, The Prudential Insurance Company of America, R.L. Polk & Company, SCAN Health Plan, Senn-Delaney Leadership Consulting Group, Inc., 20th Century Industries, UniCare Financial Corporation, Unihealth and Zelda Fay Walls.

  Kilroy Airport Center Long Beach was developed in response to a desire by the City of Long Beach to promote development in the airport area. Phase I of the project, encompassing approximately 225,000 rentable square feet, was developed by the Company in 1987 and was sold in 1993. The Company has entered into a letter of intent to reacquire the Phase I properties. As of June 30, 1996 the Phase I properties were 96.6% leased to eight tenants with total annual rental income per leased net rentable square foot of $15.67 (calculated on the basis of base rent of signed leases at June 30, 1996, adjusted for contractual increases in base rent in effect during the 12-month period ending June 30, 1996). Major tenants include McDonnell Douglas Corporation, Olympus America, Inc. and Devry, Inc. See "--Acquisition Properties--Kilroy Long Beach Phase I." The Company has overseen and continues to oversee all leasing and management of Phase I.

  Kilroy Long Beach Phase II was developed by the Company in 1989/1990 and encompasses an aggregate of approximately 400,000 net rentable square feet. Phases III and IV are planned for future development. See "--Development, Leasing and Management Activities--Kilroy Airport Center Long Beach."

  Kilroy Airport Center Long Beach is subject to three long-term ground leases under which the Company is ground lessee (assuming the assignment to the Company of the approximately 14-acre parcel in connection with the acquisition of Kilroy Long Beach Phase I). The City of Long Beach is the ground lessor with respect to Kilroy Long Beach Phases I through III and the Board of Water Commissioners of the City of Long Beach, acting on behalf of the City of Long Beach, is the ground lessor with respect to Kilroy Long Beach Phase IV. The basic term under each of the ground leases expires on July 17, 2035, with four 10-year renewals and a final renewal term of 9 years. Primary rent under the leases for Kilroy Long Beach Phases I, II, III and IV is currently approximately $338,000 per year, $295,000 per year, $75,000 per year and $76,764 per year, respectively, with such amounts adjusted periodically to take account of changes in the fair market rental value of the land underlying each lease.

  Because the book value of the Office Property located at 3780 Kilroy Airport Way will be in excess of 10% of the Company's total assets, additional information regarding this Property is presented below.

  The property located at 3780 Kilroy Airport Way had an occupancy rate of 70.2%, 70.5%, 69.1%, 78.6% and 63.6% as of the years ended December 31, 1991 through 1995, respectively. As of June 30, 1996, SCAN Health Plan, a group health insurer, and Zelda Fay Walls, an operator of executive office suites, occupied approximately 20.4% and 12.7%, respectively, of the Property's net rentable square feet. The Property's other tenants include companies engaged in the insurance, healthcare, finance, high technology, law and accounting industries. Base rent under the SCAN Health Plan lease is $941,325 per year. The lease expires on August 31, 2000, subject to two successive five-year options to renew. Base rent under Zelda Fay Walls lease is currently $823,896 per year although the tenant has been paying only approximately $640,200 since August 1993 and the balance is expensed quarterly by the Company as an increase to its bad debt reserve. The lease expires on September 30, 2002, subject to a five-year option to renew. The average effective annual rent per net rentable square foot for the years ended December 31, 1991 through 1995 was $13.02, $17.53, $18.90, $19.70 and $17.42, respectively. The following table sets forth for such Property for each of the ten years following the date of Offering (i) the number of tenants whose leases will expire, (ii) the total net rentable square feet covered by such leases, (iii) the percentage of total leased net rentable square feet represented by such leases, (iv) the annual base rent represented by such leases and (v) the average annual rent per net rentable square foot represented by such leases.

                                                    PERCENTAGE OF
                                                    TOTAL LEASED                          AVERAGE ANNUAL
                                                    NET RENTABLE                             RENT PER
                                     NET RENTABLE    SQUARE FEET                           NET RENTABLE
                          NUMBER OF SQUARE FOOTAGE   REPRESENTED       ANNUAL BASE         SQUARE FOOT
                           LEASES     SUBJECT TO     BY EXPIRING       RENT UNDER         REPRESENTED BY
YEAR OF LEASE EXPIRATION  EXPIRING  EXPIRING LEASES LEASES(%)(1)  EXPIRING LEASES($)(2) EXPIRING LEASES($)
------------------------  --------- --------------- ------------- --------------------- ------------------
1996....................       4         18,867          8.79          $  363,225             $19.25
1997....................       4         22,469         10.46             532,872              23.72
1998....................       1          2,088          0.97              47,606              22.80
1999....................       2          4,339          2.02              89,709              20,68
2000....................       7         74,093         34.50           1,816,896              24.52
2001....................       5         28,251         13.15             638,222              22.59
2002....................       0              0          0.00                   0               0.00
2003....................       1          9,439          4.40             209,299              22.17
2004....................       1          3,922          1.83              85,656              21.84
2005 and beyond.........       2         51,290         23.88           1,077,090              21.00
                             ---        -------        ------          ----------
    Totals..............      27        214,758        100.00          $4,860,575             $22.63
                             ===        =======        ======          ==========

--------
(1) Excludes all space vacant as of December 31, 1995 unless a lease for a replacement tenant has been dated on or before June 30, 1996.
(2) Determined based upon aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before June 30, 1996. Certain leases became effective subsequent to June 30, 1996.

  The Company's tax basis in the Property for federal income tax purposes was $11.4 million (net of accumulated depreciation) as of December 31, 1995. The Property is depreciated using the modified accelerated cost recovery system straight-line method, based on an estimated useful life ranging from 31 1/2 years to 39 years, depending upon the date of certain capitalized improvements to the Property. For the year ended December 31, 1995, the estimated average depreciation rate for this Property under the modified accelerated cost recovery system was 3.4%. For the 12-month period ending June 30, 1996, the Company was assessed property taxes on this Property at an effective annual rate of approximately 1.2%. Property taxes on this Property for the 12-month period year ending June 30, 1996 totaled $170,256. Management does not believe that any capital improvements made during the 12-month period immediately following the Offering should result in an increase in annual property taxes.

INDUSTRIAL PROPERTIES

  Like the Office Properties, the Industrial Properties were designed and developed to provide above-standard quality and meet the long-term needs of tenants. The Company was among the first Southern California developers to air-condition its Industrial Properties, increasing each facility's multidimensional use while providing environments for increased tenant operating efficiency and comfort. The Industrial Properties, all but one of which are located in Southern California, are primarily comprised of single-story, tilt-up concrete buildings ranging in size from approximately 57,000 to 192,000 square feet. The Industrial Properties feature high-tech assembly areas and supporting office space for management and administrative functions. While most of the buildings are occupied by a single tenant, they were designed for multi-tenant operations and can be reconfigured for such use.

  The Industrial Property leases are written on a triple net basis with initial terms of five to eleven years and options to renew for up to an additional five years at the then current fair market value. The leases generally provide for rent increases based on the applicable regional CPI or contain specific contractual increases. The leases do not contain purchase options.

  Certain of the Industrial Properties can support additional development and the Company presently is planning to develop in the next two years, subject to substantial pre-leasing, approximately 105,000 square feet of additional leasable area. The Company anticipates that any such development would be funded with amounts available under the Credit Facility. There can be no assurance, however, that the Company will be able to successfully develop any of the Industrial Properties, or obtain financing for any such development on terms favorable to the Company. See "Risk Factors--Real Estate Financing Risks" and "--No Limitation on Debt."

DEVELOPMENT, LEASING AND MANAGEMENT ACTIVITIES

  Since 1947, the Company and its affiliates have developed millions of square feet of office and industrial space, including high technology facilities, primarily located in Southern California, for its own portfolio and for third parties. Development activities include site selection, land entitlement, project design and construction, build-to-suit activities and tenant renovations. The Company has successfully developed numerous sophisticated development projects for some of the nation's most prominent corporations both in Southern California and around the country. The Company's extensive experience has enabled it to form key alliances with major corporate tenants, municipalities and landowners in Southern California with respect to the Development Properties described below. As a result of these relationships, the Company has various rights to a significant source of developable land in key locations where a substantial portion of the costs of carry are, in most cases, the obligation of the respective landowner. The Company's relationships with tenants and users has enabled it to receive fees in connection with its role as developer of these projects, or, in the case of Kilroy Long Beach and the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center, to develop the land for its own account where such development will result in a favorable risk adjusted return on investment. In connection with the Formation Transactions, the Company will succeed to the Kilroy Group's rights in and to the Development Properties.

  The Company or the Operating Partnership will be the manager of the Properties and may provide building management services for independent building owners for terms that vary in length but which generally provide for management fees of 4% to 5% of collected revenue and may also provide for reimbursement of expenses.

  The following is a description of the Development Properties as presently contemplated.

  Kilroy Airport Center Long Beach. In conjunction with the Company's role as master ground lessee of Kilroy Long Beach, the Company manages all ongoing leasing and development activities for the four-phase, approximately 53-acre office and retail development project, including sole development rights to the approximately 24 remaining developable acres. To date the Company has developed Phases I and II. See "--Office Properties--Kilroy Airport Center Long Beach" and "Acquisition Properties." Current development activities are focused on Phase III of the project ("Kilroy Long Beach Phase III") which will be developed and owned by the Company. Kilroy Long Beach Phase III presently is contemplated to initially include a seven-story office building with approximately 186,000 rentable square feet and a five-story office building with approximately 132,000 rentable square feet. In addition, Kilroy Long Beach Phase III may be developed, subject to site plan approval by the City of Long Beach, to include an additional office building with up to 150,000 rentable square feet of space. Kilroy Long Beach Phase III presently is being marketed to build-to-suit tenants.

  Kilroy Long Beach also is planned to include Phase IV ("Kilroy Long Beach Phase IV"), which will be developed and owned by the Company. Kilroy Long Beach Phase IV presently is contemplated to include an aggregate of up to 550,000 rentable square feet of office and retail space including high quality retail and specialty shops, sit-down and convenience restaurants and, subject to site-plan approval by the City of Long Beach, a multitheater and virtual reality entertainment center.

  To date the Company has invested approximately $8.8 million in infrastructure improvements which are in place for Kilroy Long Beach Phases III and IV and has available an additional approximately $2.6 million of revenue bond proceeds held by the City of Long Beach which the Company believes is sufficient to provide for further traffic mitigation improvements, if any, which may be required by the City in connection with the future development. Because of the over 900,000 aggregate rentable square feet entitled at Kilroy Long Beach Phases III and IV, and the significant infrastructure improvements already in place, the Company believes that Kilroy Long Beach offers substantial opportunity for tenant expansion from a location servicing both Los Angeles and Orange Counties. See "--Office Properties-- Kilroy Long Beach."

  Kilroy Long Beach Phase III and Phase IV will be developed by the Company or the Services Company for the benefit of the Company. Prior to the Formation Transactions, the Kilroy Group and its affiliates acquired construction materials at a cost of approximately $6.5 million in connection with the development of Kilroy Long Beach Phase III. These construction materials will not be contributed to the Company and the Company will have no obligation to purchase the materials from the Kilroy Group or to in any way use the materials in the development and completion of the project. Any decision on the part of the Company to purchase the materials from the Kilroy Group in the future will be determined by a majority of the Independent Directors.

  Kilroy Airport Center Long Beach is subject to three long-term ground leases under which the Company is ground lessee. The City of Long Beach is the ground lessor with respect to Kilroy Long Beach Phase III and the Board of Water Commissioners of the City of Long Beach, acting on behalf of the City of Long Beach, is the ground lessor with respect to Kilroy Long Beach Phase IV. The basic term under each of the ground leases expires on July 17, 2035, with four 10-year renewals and a final renewal term of 9 years. Primary rent under the leases for Kilroy Long Beach Phases III and IV is currently approximately $75,000 per year and $76,764 per year, respectively, with such amounts adjusted periodically to take account of changes in the fair market rental value of the land underlying each lease.

  Thousand Oaks Civic Arts Plaza Retail and Entertainment Center. The Kilroy Group has entered into an exclusive agreement with the City of Thousand Oaks Redevelopment Agency to negotiate a Development and Disposition Agreement with respect to a private-public partnership to develop the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center, an approximately 11-acre commercial property (representing approximately six developable acres net of acreage reserved for open areas) directly adjacent to the City's recently completed Civic Arts Plaza complex. The Thousand Oaks Civic Arts complex was constructed by the City at a cost of approximately $65 million and includes an 1,800-seat main auditorium designed for theater and concert performances. The complex also includes a second 400-seat theater. The Company's proposed project is planned to contain a mixed-use entertainment and retail center and is expected to be under construction in 1997. Upon consummation of the Formation Transactions, the Kilroy Group will assign to the Services Company the exclusive negotiation agreement to enter into a Development and Disposition Agreement and related documents and agreements pursuant to which the Company would acquire, develop and lease the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center. The Thousand Oaks Civic Arts Plaza Retail and Entertainment Center is expected to have easy freeway access to and from U.S. Highway 101, the major highway running through the City of Thousand Oaks, and the only major coastal highway between the City of Los Angeles and northern communities including Oxnard, Ventura, Santa Barbara and the San Francisco Bay Area ("U.S. Highway 101").

  The Civic Arts Plaza Retail and Entertainment Center is anticipated to be anchored by a state-of-the art movie theater and virtual reality venue and will include high quality retail and specialty shops. The project is presently planned to include a total of approximately 170,000 gross square feet of building area in three primary, single-story structures, supported by an above-grade parking structure with approximately 1,000 vehicle spaces. Approximately 90,000 square feet of the project is expected to be developed as the entertainment component and would include approximately 60,000 square feet within a 2-story, 12- to 14-auditorium movie theater, containing approximately 3,100 seats and approximately 30,000 square feet as the virtual reality venue. See""--Agreement with United Artists Theater Circuit, Inc." The remaining building area of the project (totaling approximately 80,000 square feet) is expected to be incorporated within several single-story structures. These buildings will include a total of approximately 54,000 square feet which will be occupied by retail and specialty shops, while the remaining approximately 26,000 square feet will be occupied by both formal and casual sit down restaurants and convenience food restaurants.

  Riverside Judicial Center. In a unique "public-private partnership" with the City of Riverside Redevelopment Agency and the County of Riverside, the Company has entered into a Development Management Agreement to develop and manage for a fee a comprehensive master planning, design, entitlement and development effort for a multi-jurisdictional judicial center complex (the "Riverside Judicial Center") in downtown Riverside that is expected to serve the entire greater Riverside and San Bernardino area. Riverside is located approximately 56 miles east of Los Angeles. The project is expected to include a United States

Bankruptcy Court and administrative complexes. In addition, the site may also include a United States District Court. Construction of the Riverside Judicial Center began in February 1996. Upon consummation of the Formation
Transactions, the Services Company will be assigned the Development Management Agreement in connection with the project.

  Northrop Grumman. The Company has been retained on a fee basis by Northrop Grumman Corporation ("Northrop Grumman") to undertake a comprehensive, multi-phased effort to analyze, entitle and manage the future reuse, planning, entitlement, marketing and disposition of the approximately 200-acre property located in the City of Pico Rivera, located approximately 13 miles east of Los Angeles, which currently serves as Northrop Grumman's headquarters for activities related to the U.S Air Force's B-2 "Stealth" Bomber Program. Early stages of the project are underway, including the execution of a Memorandum of Understanding with the City of Pico Rivera and a community outreach program and submission of a conceptual reuse plan to the City of Pico Rivera. Under the terms of the agreement, the Company, including its predecessor, will receive up to $653,930 in fees and reimbursable expenses for the services performed. The agreement runs through February 15, 1997, unless earlier terminated by the parties. The Company has also been engaged on a commission basis with a cooperating broker as exclusive broker through December 31, 1996, to sell on behalf of Northrop Grumman approximately 40 acres of land at the site. Upon consummation of the Offering, the rights to perform all such services will be assigned to the Services Company.

  Agreement with United Artists Theater Circuit, Inc. The Company has recently entered into a lease with United Artists Theater Circuit, Inc. in connection with the development of a multiplex theater complex and virtual reality entertainment center at the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center. In addition, the Company presently is negotiating with United Artists Theater Circuit, Inc. to lease sites to develop similar entertainment centers at Kilroy Long Beach (which would be included as part of Kilroy Long Beach Phase IV). See "--Development, Leasing and Management Activities--Kilroy Long Beach" and "--Thousand Oaks Civic Arts Plaza Retail and Entertainment Center." The proposed entertainment element would provide a major, regional-scale, state-of-the-art attraction for local residents in the respective communities and provide an additional amenity to users of office buildings at Kilroy Long Beach.

ACQUISITION PROPERTIES

  The Company has entered into agreements to acquire three office properties (the "Acquisition Properties"). In the event one or more of the Acquisition Properties are purchased, the Company expects to finance the acquisition cost (approximately $36.3 million in the aggregate) with long-term borrowings, new mortgage financing and/or the proceeds of the Offering. Acquisition of each of these properties is subject to negotiation of satisfactory documentation and completion by the Company of its due diligence procedures. Accordingly, there is no assurance that any of the Acquisition Properties will be acquired. Unless otherwise indicated, all calculations and information contained in this Prospectus give pro forma effect to the acquisition of the Acquisition Properties.

  Kilroy Long Beach Phase I. Two of the Acquisition Properties comprise Kilroy Long Beach Phase I, a Class A office complex which includes a two-story office building and a combination two/three-story office building encompassing an aggregate of 225,000 rentable square feet. Kilroy Long Beach Phase I was developed by the Company in 1987 and sold by the Company to the current owner in 1993. The Company has overseen all leasing and management activity at the property since its development. As of December 31, 1995, the properties were 96.6% leased to eight tenants at an average annual base rent per net rentable square foot of $15.90. See "--Office Properties--Kilroy Long Beach."

  Thousand Oaks Office Property. The third Acquisition Property is a stand-alone three-story Class A office property located in Thousand Oaks, California, which encompasses approximately 81,100 rentable square feet and, as of December 31, 1995, was 100.0% leased to eleven tenants at an average annual base rent per net rentable square foot of $23.26.

  Other Industrial Properties. The Company also has entered into agreements to acquire three industrial properties comprising an aggregate of approximately 800,000 net rentable square feet, located in El Segundo, Anaheim and Costa Mesa, California. Each of the proposed acquisitions remains subject to satisfactory documentation and completion of the Company's due diligence procedures. Accordingly, there can be no assurance that any of such properties will be acquired. In addition, because the Company is in the preliminary stages of its due diligence review with respect to each of these properties, the financial calculations and information contained in this Prospectus do not give pro forma effect to such acquisitions.

THE COMPANY'S SOUTHERN CALIFORNIA SUBMARKETS*

  The Company believes that Los Angeles, Orange and Ventura Counties have been and will continue to be excellent markets in which to own and operate Class A office, industrial and retail property over the long term. The Company believes that these counties are attractive for a number of reasons:


  . These counties, together with Riverside and San Bernardino Counties, comprise the second largest Consolidated Metropolitan Statistical Area in the United States (the "Southern California Area") and rank as the world's 12th largest economy;

  . The continuing expansion of the service-producing sector of the economy;

  . Employment sectors using Class A office and industrial properties continue to expand with the Southern California Area's continuing growth in foreign trade and diversification of industries;

  . Since 1992 there has been virtually no increase in the Southern California Area's inventory of office space; and

  . The Southern California Area's demand for quality industrial space has spurred new construction of industrial properties.

  As of December 31, 1995, the Southern California Area had a total population of approximately 15.6 million people which accounted for approximately 5.9% of the total U.S. population. Annual population growth in the Southern California Area since 1990 has averaged approximately 217,000 persons. Of the approximately 15.6 million people in the Southern California Area, approximately 9.2 million persons lived in Los Angeles County and approximately 2.6 million persons lived in Orange County. Annual estimated growth in population in these counties over the next five years is expected to be approximately 94,000 and 32,000 persons, respectively. The following table presents the total population as a proportion of the United States population for the Southern California Area and California for 1980, 1990 and 1995 and the estimated population for 2000 and 2010.
--------
* The Company retained Robert Charles Lesser & Co. ("Lesser"), nationally recognized experts in real estate consulting and urban economics, to study the Company's Southern California submarkets, and the discussion of such submarkets below and under the caption "Summary--The Company's Southern California Submarkets" is based upon Lesser's findings. While the Company believes that these estimates of economic trends are reasonable, there can be no assurance that these trends will in fact continue.

             TOTAL POPULATION AS A PROPORTION OF THE UNITED STATES
                    SOUTHERN CALIFORNIA AREA AND CALIFORNIA
                                   1980-2010

                             [GRAPH APPEARS HERE]

                             1980     1990     1995     2000     2010
California                 10.50%   12.00%   12.30%   12.70%   13.50%
Southern California Area    3.65%    5.80%    5.90%    6.10%    6.30%

  Increasing Employment. The Southern California Area economy experienced significant recessionary conditions during the 1990-1993 period. While the Southern California Area lagged behind the rest of the country in entering the recession, it also lagged in the economic recovery, in part due to the cutbacks in the aerospace and defense industries. Employment growth recovered in 1995. The passage of the North American Free Trade Agreement (NAFTA) in the first quarter of 1995 and the General Agreement on Tariffs and Trade (GATT) in the fourth quarter of 1994 provide optimism for new jobs and economic growth for California. In 1995, the Southern California Area experienced a net increase in employment with the addition of approximately 113,000 jobs, representing an approximately 1.9% increase over the prior year. Of the total, approximately 61,000 jobs (approximately 53.9% of the total) were created in Los Angeles County. Employment in the Southern California Area is expected to increase during 1996 through 1998, with an expected average increase of approximately 125,000 to 135,000 jobs annually, representing an annual growth rate of approximately 2.1% to 2.2%, nearly twice the expected national growth rate of 1.2%. The following table shows the annual non-agricultural change in jobs for the Southern California Area for the period from 1980 through 1995, and the expected change in jobs for the period from 1996 through 1998.

                   ANNUAL NON-AGRICULTURAL EMPLOYMENT CHANGE
                           SOUTHERN CALIFORNIA AREA
                                   1980-1998

                             [GRAPH APPEARS HERE]

ANNUAL CHANGE IN JOBS
Southern California Area
1980               -0-
1981            67,900
1982          (127,300)
1983            42,100
1984           222,700
1985           190,800
1986           188,500
1987           194,700
1988           189,300
1989           155,700
1990            90,600
1991          (173,000)
1992          (189,000)
1993          (102,500)
1994            29,200
1995           112,800
1996           124,448
1997           127,062
1998           135,907

  Unemployment rate in the Southern California Area is moving downward from its 1993 peak. For the U.S., the 1995 unemployment rate was approximately 6.2% versus approximately 7.7% in California. By comparison, the 1993 unemployment rates for the U.S. and California were approximately 6.9% and 9.2%, respectively. While the unemployment rate in the Southern California Area has been declining in the last couple of years, it probably will remain higher than the unemployment rate for the nation as a whole. Within the Southern California Area, the 1995 unemployment rates vary from a low of approximately 5.4% in Orange County to a high of approximately 8.7% in Riverside and San Bernardino Counties. Los Angeles County's unemployment rate stood at approximately 7.7%--the same as California's.

  Diversification of Industries. Los Angeles and Orange Counties are widely regarded as major centers for corporate and international business and the growth of international trade through the Los Angeles-Long Beach port complex, which presently ranks as the largest commercial port in the United States, is driving the growth of business in the surrounding area. While the southern coastal Los Angeles County market, including the EL Segundo and Long Beach submarkets, has historically been, and continues to be, associated with the aerospace and defense industries, the downsizing of those industries has resulted in the region becoming more diversified, with major corporations in emerging industries such as telecommunications and healthcare. The Company believes this diversity, which is reflected in the Company's tenant base, has strengthened these submarkets in which the Properties are located.

  Foreign Trade. The growth in the region's employment is attributable in part to the increase in the volume of trade in the region's ports and airports, which at the end of 1995 accounted for over 13.0% of the total trading volume in the United States and which has grown at an average annual rate of approximately 11.4% during the ten-year period ended in 1994 compared to an approximately 8.0% growth rate nationally during the same period. In addition, during 1995 the trading volume among the region's ports and airports increased another approximately 16.0%, further securing the region's position as the nation's leader in international trade activity. The following table shows the growth in the Los Angeles Customs District's share of U.S. Trade for the period from 1972 through 1994.

               LOS ANGELES CUSTOMS DISTRICT SHARE OF U.S. TRADE
                                   1972-1994

                             [GRAPH APPEARS HERE]

1972          6%
1973          6%
1974          7%
1975          6%
1976          7%
1977          7%
1978          7%
1979          7%
1980          8%
1981          8%
1982          8%
1983          9%
1984          9%
1985         11%
1986         12%
1987         12%
1988         12%
1989         12%
1990         12%
1991         12%
1992         12%
1993         12%
1994         13%
1995         12%

  Growing Service Economy. Over the last 15 years the composition of employment in the Southern California Area has shifted, generally mirroring national patterns. The goods-producing sector (mining, construction and manufacturing) has declined from an approximately 28.7% share in 1980 to approximately 20.1% in 1995. Within this sector, manufacturing accounted for the entire decline. Correspondingly, the services-producing sector (transportation, communications and utilities; wholesale and retail trade; finance, insurance and real estate services; and government) has expanded from approximately 71.3% of total employment in 1980 to approximately 79.9% in 1995. The following table presents the total employment growth from 1980 to 1995 for various employment sectors in the Southern California Area.

             TOTAL NON-AGRICULTURAL EMPLOYMENT GROWTH BY INDUSTRY
                           SOUTHERN CALIFORNIA AREA
                                   1980-1995

                             [GRAPH APPEARS HERE]

Mining                                    -10.2
Construction                               16.9
Manufacturing                              -260
Transportation and Public Utilities        38.2
Wholesale and Retail Trade                238.5
F.I.R.E.                                   32.9
Services                                  697.6
Government                                138.5
Goods Producing Employment               -253.3
Service Producing Employment             1145.7

  In particular, the entertainment industry now accounts for over 200,000 jobs in the region. The following table shows the growth of tourism and entertainment-related jobs for the period from 1972 through 1995.

               GROWTH OF TOURISM AND ENTERTAINMENT-RELATED JOBS
                           SOUTHERN CALIFORNIA AREA
                                   1972-1995

                             [GRAPH APPEARS HERE]

YEAR       Thousands of Jobs     % Change
1972             110                ---
1973             120                9.1%
1974             120                0.0%
1975             123                2.5%
1976             130                5.7%
1977             140                7.7%
1978             145                3.6%
1979             150                3.4%
1980             148               -1.3%
1981             165               11.5%
1982             167                1.2%
1983             175                4.8%
1984             180                2.9%
1985             190                5.6%
1986             200                5.3%
1987             218                9.0%
1988             225                3.2%
1989             242                7.6%
1990             254                5.0%
1991             262                3.1%
1992             245               -6.5%
1993             251                2.4%
1994             263                4.8%
1995             297               12.9%

  In addition, recent developments in the Southern California Area aerospace industry, such as additional orders for the McDonnell Douglas C-17 military cargo jets and the announcements of new orders for McDonnell Douglas airliners by commercial carriers and the hiring of up to 700 employees by TRW Corporation, should help to stabilize related employment. The following table shows the number of jobs in the aerospace/high technology industries in the Southern California Area for the period from 1988 through 1995.

                  AEROSPACE/HIGH TECHNOLOGY EMPLOYMENT TRENDS
                           SOUTHERN CALIFORNIA AREA
                                   1988-1997

                             [GRAPH APPEARS HERE]

                              1988   1989   1990   1991  1992  1993   1994 1995
Aerospace/High Technology    274.2  265.6  253.3  228.6  199  168.7  146.7  135

  Office Submarkets. Total office space in the Southern California Area amounts to approximately 222.7 million square feet. The Southern California Area is the second largest office market in the country after the New York City Metro Area (with over approximately 800 million square feet). Los Angeles County comprises two-thirds of the metro office inventory, roughly 149.8 million square feet; Orange County accounts for approximately 54 million square feet.

  Vacancy rates in the office space market in the Southern California Area are trending downward from a high in 1991 and 1992 of approximately 19.7% to a level at the end of 1995 of approximately 18.0%. At December 31, 1995, the vacancy rate for the Office Properties was approximately 10.7%. The following table shows the U.S. and Southern California Area office vacancy rates for the period from 1988 through 1995.

                         OFFICE MARKET VACANCY TRENDS
                     SOUTHERN CALIFORNIA AREA VERSUS U.S.
                                   1988-1995

                             [GRAPH APPEARS HERE]

                           1988   1989   1990   1991   1992   1993   1994   1995
U.S.                      18.2%  18.6%  19.5%  19.4%  18.7%  17.0%  15.5%  14.1%
Southern California Area   0.0%  17.2%   0.0%  19.8%  19.7%  19.2%  18.3%  17.8%

   Net absorption in the Southern California Area in 1995 amounted to approximately 2.2 million square feet, down from approximately 2.7 million square feet in the prior year but ahead of 1993's approximately 1.7 million square feet. By comparison, absorption in the Southern California Area ranged from approximately 11.1 million to 11.7 million square feet during the mid- to late 1980s. Annual increases in employment during the 1980s fluctuated between approximately 160,000 and 200,000 jobs per year, as opposed to job losses during 1991 to 1994. The following table shows the annual absorption of office space in the Southern California Area for each of the years from 1986 through 1995.

                     ANNUAL NET ABSORPTION OF OFFICE SPACE
                           SOUTHERN CALIFORNIA AREA
                                   1986-1995

                             [GRAPH APPEARS HERE]

1986     11,116
1987     11,684
1988     11,687
1989     11,260
1990      7,635
1991      5,005
1992      3,301
1993      1,689
1994      2,657
1995      2,153

  No Additional Supply of Office Space. During the last four years only approximately 521,000 square feet of office space has been added to the Southern California Area. The following table shows the additions in square footage to the Southern California office market for each of the last six years.

          ADDITIONS TO THE SOUTHERN CALIFORNIA AREA'S OFFICE MARKET*

                             [GRAPH APPEARS HERE]

Year     Square Feet
1989       21,097
1990       11,033
1991        9,384
1992        3,188
1993          720
1994          -
1995          -

--------
* In 1994 and 1995, the total square footage in the market decreased by approximately 2.0 million square feet and approximately 1.3 million square feet, respectively.

  The addition in the near-term of any new speculative office space to the market remains unlikely as effective rents for multi-tenant properties are currently well below the level needed to make new construction economically feasible.

  El Segundo Office Submarket. In the El Segundo submarket the Company owns and operates three Office Properties at Kilroy LAX, and one stand alone two-story office building. The aggregate rentable square feet of the Office Properties in the El Segundo submarket represent approximately 21% of the approximately 3.4 million rentable square feet of all Class A office properties located in this submarket as of December 31, 1995.

  The El Segundo submarket is an approximately 5.4 square mile area in the southwestern coastal section of Los Angeles County. The El Segundo submarket has the advantages of proximity to LAX without the disadvantages of being located within the City of Los Angeles, as is the case with the submarket located on the northeast side of LAX (the "LAX/Century Boulevard submarket"). The El Segundo submarket has a highly qualified computer and technology-based work force. El Segundo's tax structure is as much as $6.00 per square foot per annum lower than neighboring Los Angeles, principally attributable to lower gross receipts and utility taxes. As a result, the El Segundo submarket has historically enjoyed higher rental occupancy and tenant retention rates than neighboring submarkets, such as LAX/Century Boulevard, Torrance and Carson.

  The El Segundo submarket tenant base has broadened from its historic concentration of aerospace industry tenants. A number of major corporations have a significant presence in the El Segundo submarket, including

Xerox Corporation, Mattel, Inc., Chevron USA, Inc., AT&T, TRW Corporation and Hughes Space & Communications.

  Management believes that because of the high quality and strategic location of the four Office Properties located in the El Segundo submarket, the El Segundo Office Properties have had higher occupancy and tenant retention than other properties within this submarket and have achieved higher rental rates. As of December 31, 1995, the direct vacancy rate of Class A office buildings in the El Segundo submarket was approximately 10.8% as compared to approximately 7% for the Company's El Segundo Office Properties as a whole. The average asking annual rental rate in the El Segundo submarket as of December 31, 1995 was $21.00 per square foot for Class A office buildings compared to an average asking annual rental rate of $23.50 per square foot for the Company's Office Properties. For the year ended December 31, 1995, there was net absorption of approximately 237,000 rentable square feet of Class A office space. No new office buildings are under construction and, to the Company's knowledge, no new construction is presently projected for the remainder of 1996 in the El Segundo submarket. The following tables show the comparative vacancy rates of Class A office space in the El Segundo submarket and Kilroy LAX, and the comparative mean asking rents of Class A office space in the El Segundo submarket and Kilroy LAX, respectively.

                       HISTORICAL CLASS A OFFICE VACANCY
                  KILROY PROPERTIES VERSUS EL SEGUNDO CLASS A
                                   1990-1995

                             [GRAPH APPEARS HERE]

Year      Kilroy Properties     El Segundo Class A
1990           8.0%                     8.3%
1991           6.9%                     4.4%
1992           6.8%                     8.5%
1993           5.5%                     5.5%
1994           4.3%                    19.5%
1995           4.3%                    10.8%

                        HISTORICAL CLASS A OFFICE RENTS
                  KILROY PROPERTIES VERSUS EL SEGUNDO CLASS A
                                   1990-1995

                             [GRAPH APPEARS HERE]

         Kilroy Properties      El Segundo Class A
         Mean Asking Rents       Mean Asking Rents
1990          $23.30                  $22.30
1991          $23.85                  $22.65
1992          $23.91                  $22.55
1993          $23.70                  $21.30
1994          $23.40                  $21.80
1995          $23.40                  $21.10

  Subsequent to December 31, 1995, Hughes Space & Communications vacated an approximately 502,000 square foot Class A office space owned by an unaffiliated third-party located at 200 North Sepulveda Boulevard in El Segundo. Through June 30, 1996, approximately 87,000 square feet had been leased, leaving approximately 415,000 available, and putting the vacancy rate for Class A office space in the El Segundo submarket at approximately 23.0%. Local brokers indicate that the office property located at 200 North Sepulveda Boulevard is among the lower quality Class A office buildings in the El Segundo submarket. According to Lesser, the asking rents for quality Class A office space in the El Segundo submarket should be relatively unaffected by the addition of the lower quality office property space to the submarket's available inventory.

  Notwithstanding the increase in overall available Class A office space in the El Segundo submarket through June 30, 1996, the decrease in the El Segundo submarket vacancy rate for quality Class A office space, and the indications of improvement and diversification in the submarket's economy, should apply some short-term upward pressure on rents for quality Class A office space, by as much as 5.0% within the next year. Asking rents with respect to lower quality Class A office space should remain relatively flat until the related vacancy rate drops to 15%.

  Long Beach Airport Area Office Submarket. Upon consummation of the Offering and the Formation Transactions, the Company will own five Office Properties at Kilroy Long Beach Phases I and II which represent approximately 22% of the total rentable square feet of all Class A office properties located in the Long Beach Airport area submarket.

  The Long Beach Airport area submarket is strategically located near the border of Los Angeles and Orange Counties, adjacent to the I-405 Freeway and is in close proximity to several other freeways which serve the area. The submarket is also near the Long Beach Airport which, through AmericaWest Airlines, provides commercial airline access to all regions of the country. The Long Beach Airport area submarket provides tenants with the ability to draw a workforce from and to provide services to clients in both Los Angeles and Orange Counties, making it an ideal location for companies operating in both counties to consolidate their operations to a convenient single location. In addition, portions of the submarket, including the Properties located at Kilroy

Airport Center Long Beach, are located within a favorable tax zone which permits qualifying tenants to receive a variety of tax credits and deductions not available in neighboring submarkets. The submarket also offers tenants a secure environment within a first class office park with the potential for substantial expansion, whereas the Long Beach central business district submarket is hampered by traffic congestion and limited opportunities for tenant expansion.

  As of December 31, 1995, the direct vacancy rate of Class A office buildings in the Long Beach Airport area submarket was approximately 17.4% as compared to approximately 16% for the Company's Long Beach Office Properties as a whole. For the year ended December 31, 1995, there was net absorption of approximately 458,000 rentable square feet of Class A office space. The current mean asking annual rental rate in the Long Beach Airport area submarket is approximately $24.40 per rentable square foot for Class A office buildings compared to the current mean asking annual rental rate at Kilroy Long Beach of $24.30 per rentable square foot.

  The decrease in the submarket's vacancy rate, the indications of improvement in the submarket's aerospace industry and the present difficulty in locating large blocks of contiguous space should apply some short-term upward pressure on rents for Class A office space within the next two years. Available space for technology companies is particularly difficult to find and buildings which offer current telephone communication capabilities and electrical support are more likely to benefit earlier.

  Thousand Oaks Submarket. Upon consummation of the Offering and the Formation Transactions, the Company will own a stand-alone three-story office building located in Thousand Oaks, California. The City of Thousand Oaks has approximately 112,600 residents, and is located 40 miles northwest of Los Angeles in Ventura County, which is located along the coast immediately north of Los Angeles County. As of December 31, 1995, Ventura County had a population of approximately 720,000 persons. The County is home to companies in various industries including high technology, pharmaceuticals and finance. As of December 31, 1995, the vacancy rate of office space in the Ventura County office submarket was approximately 14.1%. During 1995, there was net absorption in the Ventura County office submarket of approximately 157,000 rentable square feet of office space. The average annual effective gross rent for office space in the Ventura County office submarket as of December 31, 1995 was $15.00 per square foot.

 Industrial Submarkets.

  As of May 1996, available industrial space in the Southern California Area totaled approximately 1.1 billion square feet. Vacancy rates in the industrial space market in the Southern California Area have declined from a high of approximately 13.8% in 1992 to approximately 9.2% at December 31, 1995. At December 31, 1995, the vacancy rate for the Industrial Properties was approximately 1.6%. The following table shows the U.S. and Southern California Area industrial vacancy rates for the period from 1991 through 1995.

                       INDUSTRIAL MARKET VACANCY TRENDS
                     U.S. AND THE SOUTHERN CALIFORNIA AREA
                                   1991-1995

                             [GRAPH APPEARS HERE]

                             1991     1992     1993     1994     1995
U.S.                         7.9%     8.7%     8.3%     7.4%     6.9%
Southern California Area    13.0%    13.8%    13.5%    12.6%     9.2%

  Much of the existing space on the market in the Southern California Area is considered to be functionally obsolete due to its age, services, and/or configuration. As a result, the Southern California Area inventory for industrial space is beginning to experience a modest growth in new construction primarily of build-to-suit. In addition, speculative construction also grew modestly in 1995 with approximately 6.0 million square feet of new construction representing approximately 0.5% of the region's inventory. However, this amount still is relatively modest when compared to 1989 levels when new construction for the year reached approximately 34.0 million square feet, and the existing building inventory exceeded approximately 1.1 billion square feet.

  El Segundo Industrial Submarket. The Company owns four Industrial Properties located in the City of El Segundo. At June 30, 1996, the Company's El Segundo Industrial Properties were fully leased. The El Segundo industrial submarket is part of the South Bay industrial market which includes the cities of Torrance, Carson and Long Beach. At December 31, 1995, the South Bay industrial market contained approximately 185 million rentable square feet of industrial space, with a vacancy rate of approximately 8.2%.

  Orange County Industrial Submarket. The Company owns four Industrial Properties in Orange County, three of which are in the City of Anaheim and one of which is in the City of Garden Grove, which contain an aggregate of approximately 395,000 rentable square feet. These properties accounted for approximately 7.2% of the Company's base rent. At June 30, 1996, the Company's Orange County Industrial Properties were 96.3% leased to five tenants. At December 31, 1995, the Orange County industrial submarket contained approximately 187 million rentable square feet, with a vacancy rate of approximately 12.9%. The low current vacancy rate in the Southern California industrial submarket as a whole is likely to put upward pressure on rents for Southern California Class A buildings during 1996, with increases by as much as 9% by the end of 1997.

 Development Property Submarkets.

  Thousand Oaks Submarket. The Company has entered into an exclusive agreement to negotiate a Development and Disposition Agreement in connection with the Thousand Oaks Civic Arts Plaza Retail and Entertainment Center, an approximately 11-acre project in the City of Thousand Oaks. See "--Office Submarkets--Thousand Oaks Submarket." As of December 31, 1995, the vacancy rate of retail facilities in the greater City of Thousand Oaks (including certain smaller surrounding communities and unincorporated areas) was approximately 7.1% of a total of approximately 3.4 million rentable square feet in the area. During 1995, there was net absorption of approximately 65,000 rentable square feet of retail space in this same area.

EXCLUDED PROPERTIES

  The Company will hold options to acquire (i) the SeaTac Office Center, located just south of Seattle, Washington, (ii) a three-building office complex located in El Segundo, California and (iii) parcels comprising an aggregate of approximately 18 acres located at Calabasas Park Centre, in Calabasas, California at the respective purchase price for each of the properties as discussed below. Each of the office properties was developed and has been leased and managed by the Kilroy Group and each option property is currently owned by a partnership controlled by John B. Kilroy, Sr. and John B. Kilroy, Jr. The SeaTac Office Center option is exercisable on or before the first anniversary of the Offering. If, however, the owners of the SeaTac Office Center have not satisfied certain conditions to the transfer of such property within 270 days following consummation of the Offering, the option term shall be extended to the date 90 days following the date such conditions are satisfied. The option for Calabasas Park Centre is exercisable on or before the first anniversary of the Offering. The option for the office complex located on North Sepulveda Boulevard in El Segundo is exercisable on or before the seventh anniversary of the consummation of the Offering. The net purchase price for the SeaTac Office Center will be payable in Units. The purchase price for the office complex in El Segundo, California and the parcels located at the Calabasas Park Centre will be payable in cash, provided, however, that if the option for the office complex in El Segundo is exercised after the first anniversary of the consummation of the Offering, the purchase price will be payable in cash or Units at the election of the seller.

  In the event that the owner of a property receives an offer from a third party for the master lease or purchase of such property, such owner may give notice to the Company, which notice shall include the proposed purchase price, leasing terms and/or other economic terms of the proposed transfer or lease of such property. The Company shall then have 60 days to give notice of its election to acquire or lease such property at the lower of the applicable option price or the proposed purchase price or lease terms. In the event that the Company does not give such notice, the option to such property shall be suspended and the owner may proceed with the sale or lease of such parcel pursuant to the terms of such offer, provided that the economic terms may be up to 5% below that described in such notice; provided, however, that (i) with respect to the SeaTac Office Center, if the owner enters into an agreement to sell or lease the SeaTac Office Center for an amount in excess of the option price, and the conditions to the transfer of such property to the Company were not satisfied at the date the owner gave notice of the proposed transfer, and
(ii) with respect to any sale of the approximately 18 acres located at Calabasas Park Centre discussed below, then in either event the Company shall have the right to acquire at the option price the owners' rights and related monetary obligations under the respective sales agreement. In the event the owners of such property (i) have not entered into a letter of intent for the sale or lease of such property within 180 days following the notice to the Company referenced above, or (ii) have not completed the sale of the respective property within 270 days following such notice, then the Company's option with respect to such property shall be reinstated, up to the expiration date of the option. The Company's option shall be subject to any arrangements entered into by the Kilroy Group in connection with any financing, recapitalization or leasing of the Property including, without limitation, any rights of the lender(s) with respect to such property with respect to a transfer pursuant to the applicable option. In addition, the office properties will be managed by the Operating Partnership pursuant to a management agreement on market terms.

  SeaTac Office Center at Seattle-Tacoma International Airport. The Kilroy Group developed and operates the SeaTac Office Center ("SeaTac"), south of Seattle in SeaTac, Washington, a Class A office development in the Southend submarket of the Puget Sound region. SeaTac is comprised of two 12-story towers (constructed in 1977 and 1980, respectively) and a 4-level office and garage structure with two floors of office space on top (constructed in 1980), all with views of the Olympic and Coastal mountain ranges. The site is located directly across from the Seattle-Tacoma International Airport. The facility currently contains an aggregate of approximately 530,000 square feet of office space. Current zoning permits up to an additional 500,000 square feet of development. The facility features 24-hour on-site security and management, parking for over 1,900 vehicles, computer training and consultation, travel agencies, a 24-hour restaurant and an airport shuttle service that is free to tenants. As of June 30, 1996, SeaTac had approximately 334,000 rentable square feet of available office space. Major tenants include First Nationwide Mortgage Corporation, Key Bank of Washington, Lynden, Inc., National Chemsearch, Northwest Airlines, Inc., ITT Rayonier, Inc., Seattle-First National Bank and Transamerica Financial Services, Inc.

  SeaTac is situated on an approximately 17-acre site subject to two long-term ground leases and an airspace lease. The initial term of the ground leases runs through December 31, 2032, and may be extended for an additional period of thirty years. Payments under the ground leases are subject to adjustment for increases in the CPI every five years. Payments under the airspace lease are made monthly. Aggregate payments under the two ground leases and the airspace lease for the year ended December 31, 1995 totaled approximately $317,500. As of June 30, 1996, the properties were encumbered by a first mortgage loan having an outstanding principal balance of $20,153,300. The loan bears interest at a rate of 9.75% per year and is scheduled to mature on May 15, 2001.

  The exercise price for SeaTac Office Center will be an amount equal to the approximate fair market value as of the date of the Offering, less liabilities, if any, assumed by the Company.

  Calabasas Park Centre. The Kilroy Group also owns Calabasas Park Centre, an approximately 66-acre site (representing approximately 45 developable acres net of acreage required for streets and contractually required open areas) in the City of Calabasas located immediately west of the San Fernando Valley which is presently entitled for over one million rentable square feet of office, retail and hotel development, and for which future entitlements are expected to include residential development. The property has substantially all significant infrastructure improvements in place. The Kilroy Group is actively marketing for sale various parcels totaling approximately 27 acres for neighborhood retail, hotel and residential development, of which approximately 1.7 acres is proposed to be dedicated to the City of Calabasas for civic use. The Kilroy Group has received offers with respect to certain parcels and is pursuing such offers in the ordinary course of business, although there is no assurance that any such transactions will be completed in the near term. The principals of KI who are directors and/or executive officers of the Company will spend an immaterial amount of time in connection with any sales of parcels of Calabasas Park Centre. The remaining approximately 18 acres for which the Company has been granted an option is entitled for over 500,000 rentable square feet for office, hotel and limited retail use. Management believes that such property will be used primarily as office space and may be appropriate for possible acquisition by the Company.

  Pursuant to the terms of the applicable option agreement, the purchase price for the parcels located at Calabasas Park Centre will be equal to the total accumulated costs, as of the date such option is exercised, in connection with acquisition of rights with respect to, and the entitlement and development of such property, including, without limitation, property taxes, predevelopment and entitlement costs and fees, and related bond financing costs.

  North Sepulveda Boulevard, El Segundo. The Kilroy Group developed and operates a three-building office complex located on an over 3.5-acre parcel in El Segundo, California, adjacent to LAX. The complex is comprised of an 11-story office building (constructed in 1972), an eight-story office building (constructed in 1962) and a seven-level parking structure with retail space on the ground floor (constructed in 1972), encompassing an aggregate of approximately 360,000 rentable square feet of office space and approximately 5,600 rentable square feet of retail space. The properties have convenient access to LAX and the I-105 Freeway. As of June 30, 1996, the office space was 100% leased to Hughes Space & Communications (of which approximately 60% is occupied) at an average annual triple net base rent per net rentable square foot of $17.91, subject to a lease scheduled to expire on February 28, 1998. Management believes that in light of the near-term expiration of the current lease and the uncertainty of whether the current rental rate will approximate market rental rates at the time of expiration, this office complex is not appropriate for inclusion in the Company's portfolio at this time. As of June 30, 1996, the properties were encumbered by a first mortgage loan having an outstanding principal balance of approximately $61.6 million. The loan bears interest at a rate of 9.63% per year and is scheduled to mature on February 1, 2005. This property is also encumbered by a second mortgage loan having an outstanding principal balance as of June 30, 1996 of $4.4 million. This loan bears interest at a rate of 9.75% per year and is scheduled to mature on February 28, 1998.

  Pursuant to the terms of the applicable option agreement, the purchase price for the North Sepulveda Boulevard properties is equal to the sum of (i) the then outstanding mortgage indebtedness secured by the respective properties, plus (ii) $1, plus (iii) the aggregate amount of capital contributed by the beneficial owners of the property, net of actual cash distributions distributed in respect of such beneficial owners, during the period beginning on the date of the consummation of the Offering, plus (iv) an annualized return of 8.0% on the amount in excess of $5.0 million, if any, as determined pursuant to clause (iii) preceding. The Company's option to purchase the North Sepulveda Boulevard properties is subject to a right of first offer held by Hughes Space & Communications.

  In addition to the properties described above, the Company will not acquire certain properties being held for sale by members of the Kilroy Group or which are not of a type appropriate for inclusion in the Company's portfolio or consistent with the Company's strategy, including an approximately three-acre undeveloped parcel in Tampa, Florida, and a parcel which is subject to an easement for railroad use, each beneficially owned and controlled by KI. Each of the principals of KI who are directors and/or executive officers of the Company will spend an immaterial amount of time managing these properties.

INSURANCE

  Management believes that the Properties are covered by adequate comprehensive liability, rental loss, and all-risk (at full replacement cost) insurance, provided by reputable companies, with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. There are, however, certain types of losses which may be either uninsurable or not economically insurable, such as losses due to floods, riots or acts of war. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the property.

UNINSURED LOSSES FROM SEISMIC ACTIVITY

  The Properties are located in areas that are subject to seismic activity. Although the Company expects to have earthquake insurance on certain of the Properties, should any Property sustain damage as a result of an earthquake, or should losses exceed the amount of such coverage, the Company may incur uninsured losses or losses due to deductibles or co-payments on insured losses.

  All of the Properties were reviewed by an independent engineering consultant. The review of each of the Properties included a review of the probable loss associated with certain seismic activity. The estimated loss for each of the Properties was determined based upon magnitudes for once in 50 year seismic event and once in 200 year seismic event. This analysis indicated that in a once in 50 year seismic event, none of the Office Properties would be expected to suffer damage loss in excess of 6% of the Properties' respective estimated replacement cost, and only two of the Industrial Properties would be expected to suffer damage loss in excess of 10% of the Properties' respective estimated replacement cost. These two Industrial Properties, located at 12691 Pala Drive, Garden Grove, California and 1230 South Lewis Street, Anaheim, California, are expected to suffer damage of approximately 13% and 16%, respectively, of their estimated replacement cost in a once in 50 year seismic event. In a once in 200 year seismic event, only one of the Office Properties would be expected to suffer damage loss in excess of 16% of its respective estimated replacement cost, while the Office Property located at 185 South Douglas Street, El Segundo, California would be expected to suffer damage loss of approximately 35% of its respective estimated replacement cost. With respect to the Industrial Properties, only four would be expected to suffer damage loss in excess of 25% of their respective estimated replacement cost in a once in 200 year event, while the Industrial Properties located at 12691 Pala Drive, Garden Grove, California and 1230 South Lewis Street, Anaheim, California, 2260 East El Segundo Boulevard, El Segundo, California, 2270 East El Segundo Boulevard, El Segundo, California, each would be expected to suffer damage loss of approximately 40% of their respective estimated replacement cost.

  During the January 17, 1994 Northridge earthquake in the Los Angeles area, which had a magnitude of approximately 6.7 on the Richter scale, the Properties in the Southern California area sustained insignificant damage.

GOVERNMENT REGULATIONS

  Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

  Costs of Compliance with Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation, effective beginning in 1992, are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA might require removal of structural barriers to handicapped access in certain public areas where such removal is "readily achievable." Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The impact of application of the ADA to the Company's properties, including the extent and timing of required renovations, is uncertain. If required changes involve a greater amount of expenditures than the Company currently anticipates or if the changes must be made on a more accelerated schedule than the Company currently anticipates, the Company's ability to make expected distributions to stockholders could be adversely affected.

  Environmental Matters. Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, an owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such hazardous or toxic substances. The costs of investigation, removal or remediation of such substances may be substantial and, the presence of such substances may adversely affect the owner's ability to rent or sell the property or to borrow using such property as collateral. In addition, the presence of such substances may expose it to liability resulting from any release or exposure of such substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental penalties and injuries to persons and property.

  The Company believes that the Properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

  All of the Properties were subject to Phase I or similar environmental assessments by independent environmental consultants in connection with the formation of the Company. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include an historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations. The Company's environmental assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nonetheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds the Company's budgets for such items, the Company's ability to make expected distributions to stockholders could be adversely affected.

  Other Regulations. The Properties are also subject to various federal, state and local regulatory requirements such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in material compliance with all such regulatory requirements. However, the requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's Funds from Operations and expected distributions.

  The City of Los Angeles has enacted certain regulations relating to the repair of welded steel moment frame buildings located in certain areas damaged as a result of the Northridge Earthquake. As currently enacted, such regulations do not apply to the Properties. There can be no assurance, however, that similar regulations will not be adopted by other cities in which the Properties are located or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have a material adverse effect on the Company's Funds from Operations and cash available for distribution.

  Except as described in this Prospectus, there are no other laws or regulations which have a material effect on the Company's operations, other than typical state and local laws affecting the development and operation of real property, such as zoning laws. See "Risk Factors--Government Regulations," "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws," "Partnership Agreement of Operating Partnership," "Federal Income Tax Consequences" and "ERISA Considerations."

MANAGEMENT AND EMPLOYEES

  The Operating Partnership has been structured as the entity through which the Company will conduct substantially all of its operations. The Services Company has been structured as an entity through which the Company will conduct substantially all of its development activities and related operations. The Company generally has full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, but not the Services Company.

  The Company (primarily through the Operating Partnership and the Services Company) initially will employ approximately 46 persons. The Company, the Operating Partnership and the Services Company will employ substantially all of the professional employees of KI that are currently engaged in asset management and administration. The Operating Partnership will employ approximately 17 on-site building employees who currently provide services for the Properties. The Company, the Operating Partnership and the Services Company believe that relations with their employees are good.

LEGAL PROCEEDINGS

  Neither the Company nor any of the Properties is subject to any material litigation nor, to the Company's knowledge, is any material litigation threatened against any of them, other than routine litigation arising in the ordinary course of business, which is expected to be covered by liability insurance. In May 1994, KI permitted an uncontested foreclosure by the Bank of America on a five-story office building located in El Segundo, California as part of an overall renegotiation of KI's loans and lines of credit. In July 1993, KI sold Kilroy Long Beach Phase I to the mortgagee thereof, at a purchase price slightly in excess of the outstanding balance of such mortgage. KI continued to lease and manage such facility after such sale. In December 1994, the owner of Hidden River Corporate Park located in Tampa, Florida permitted the uncontested foreclosure of the deeds of trust and certain other property pledged as collateral to secure certain development loans related to such property. KI developed the property, an approximately 210-acre office park, and at the time of the foreclosure John B. Kilroy, Sr. and John B. Kilroy, Jr. were limited partners in the company which owned the property.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

  The Company's policies with respect to the following activities have been determined by the Board of Directors of the Company and may be amended or revised from time to time at the discretion of the Board of Directors, without a vote of the stockholders of the Company, if they determine in the future that such a change is in the best interests of the Company and its stockholders.

INVESTMENT POLICIES

  Investment in Real Estate or Interests in Real Estate. The Company will conduct all its investment activities through the purchase of interests in the Operating Partnership until all Units have been redeemed or exchanged for shares of Common Stock and the Operating Partnership ceases to exist. During such period, the proceeds of all equity capital raised by the Company will be contributed to the Operating Partnership in exchange for Units in the Operating Partnership. The investment objectives of the Company are to achieve stable cash flow available for distributions and, over time, to increase cash flow and portfolio value by actively managing the Properties, developing properties, acquiring additional properties that, either as acquired or after value-added activities by the Company (such as improved management and leasing services and renovations), will produce additional cash flows and by extending its management, development and leasing business with third-parties. The Company's policy is to develop and acquire properties primarily for generation of current income and appreciation of long-term value.

  The Company expects to pursue its investment objectives primarily through the ownership of quality office, industrial and retail properties. The Properties will initially consist of ten Office Properties and nine Industrial Properties. The Company currently contemplates developing and acquiring additional office buildings and industrial buildings primarily in Southern California, although future investments could be made outside of such area or in different property categories if the Board of Directors determines that such acquisitions and developments would be desirable. The Company also will be developing retail properties in connection with the development of the Thousand Oaks Civic Arts Plaza, and may develop other retail properties as favorable development opportunities arise. The Company will not have any limit on the amount or percentage of its assets invested in any single property or group of related properties. The Board of Directors may establish limitations as it deems appropriate from time to time. No limitations have been set on the number of properties in which the Company will seek to invest or on the concentration of investments in any one geographic region.

  The Company may develop, purchase or lease income-producing properties for long-term investment and expand, improve or sell its Properties, in whole or in part, when circumstances warrant. The Company may also participate with other entities in property ownership through joint ventures or other types of co-ownership. Equity investments by the Company may be subject to existing or future mortgage financing and other indebtedness which will have priority over the equity interests of the Company.

  As the sole general partner of the Operating Partnership, the Company will also determine the investment policies of the Operating Partnership. Under the Partnership Agreement, all future investments must be made through the Operating Partnership. See "Partnership Agreement of the Operating Partnership--Management."

  Investments in Real Estate Mortgages. While the Company will emphasize equity real estate investments, the Company may, in its discretion, invest in mortgages and other real estate interests consistent with the Company's qualification as a REIT. The Company has not previously invested in mortgages and does not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if the Company concludes that it may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participations. Investments in real estate mortgages run the risk that one or more borrowers may default under such mortgages and that the collateral securing such mortgages may not be sufficient to enable the Company to recoup its full investment.

  Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. Subject to the percentage of ownership limitations and gross income tests necessary for the Company to qualify and maintain its status as a REIT, the Company may invest in securities of other entities engaged in real estate activities or securities of other issuers. See "Federal Income Tax Considerations--Taxation of the Company." The Company does not currently intend to invest in the securities of other issuers except in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties) and in connection with the acquisition of substantially all of the economic interest in a real estate-related operating business where such investments would be consistent with the Company's investment policies. Investment in these securities is also subject to the Company's policy not to be treated as an investment company under the Investment Company Act of 1940. The risks of investing in real estate-related operating businesses include the risk that contracts with third parties may be terminated by such third parties, not renewed upon expiration or renewed on less favorable terms, and the risk that fee income will decrease as a result of a decline in general real estate market conditions.

DISPOSITIONS

  The Company has no current intention to cause the disposition of any of the Properties, although it reserves the right to do so if the Board of Directors determines that such action would be in the best interests of the Company.

FINANCING

  The Company has established its debt policy relative to the market capitalization of the Company rather than to the book value of its assets, a ratio that is frequently employed. Upon completion of the Offering and the Formation Transactions, the debt to total market capitalization ratio (i.e., the total consolidated debt of the Company as a percentage of the market value of the issued and outstanding shares of Common Stock and Units plus total consolidated debt) of the Company will be approximately 25.6% (assuming an initial public offering price of $20.00 per share of Common Stock). This ratio will fluctuate with changes in the price of the Common Stock (and the issuance of additional shares of Common Stock) and differs from the debt-to-book capitalization ratio, which is based upon book value. As the debt-to-book capitalization ratio may not reflect the current income potential of a company's assets and operations, the Company believes that debt-to-total market capitalization ratio provides a more appropriate indication of leverage for a company whose assets are primarily income-producing real estate. The total market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. Although the Company will consider factors other than total market capitalization in making decisions regarding the incurrence of indebtedness (such as the purchase price of properties to be acquired with debt financing, the estimated market value of such properties upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the ratio of indebtedness to total market capitalization (or to any other measure of asset value) will be consistent with the expected level of distributions to the Company's stockholders.

  The Board of Directors has adopted a policy of limiting the Company's indebtedness to approximately 50% of its total market capitalization, but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. In addition, the Company may from time to time modify its debt policy in light of then current economic conditions, relative costs of debt and equity capital, market values of its properties, general conditions in the market for debt and equity securities, fluctuations in the market price of its Common Stock, growth and acquisition opportunities and other factors. Accordingly, the Company may increase or decrease its debt to market capitalization ratio beyond the limits described above.

  To the extent that the Board of Directors decides to obtain additional capital, the Company may raise such capital through additional equity offerings (including offerings of senior or convertible securities and preferred stock), sales of investments, bank and other institutional borrowings, the issuance of debt securities (which may be convertible into or exchangeable for shares of Common Stock or be accompanied by warrants to purchase shares of Common Stock) or retention of cash flow (subject to provisions in the Code concerning taxability of undistributed REIT income), or a combination of these methods. In the event that the Board of Directors determines to raise additional equity capital, the Board has the authority, without stockholder approval, to issue additional shares of Common Stock or other capital stock (including securities senior to the Common Stock) of the Company in any manner, and on such terms and for such consideration, it deems appropriate, including in exchange for property. Existing stockholders would have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a stockholder's investment in the Company. As long as the Operating Partnership is in existence, the net proceeds of the sale of Common Stock by the Company will be contributed to the Operating Partnership as a contribution to capital in exchange for a number of Units in the Operating Partnership equal to the number of shares of Common Stock sold by the Company. The Company presently anticipates that any additional borrowings would be made by the Operating Partnership, although the Company might incur indebtedness, the proceeds of which would be re-loaned to the Operating Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. See "Partnership Agreement of the Operating Partnership--Capital Contribution."

  Borrowings may be unsecured or may be secured by any or all of the assets of the Company, the Operating Partnership or any existing or new property-owning partnership and may have full or limited recourse to all or any portion of the assets of the Company, the Operating Partnership or any existing or new property-owning partnership. Indebtedness incurred by the Company may be in the form of bank borrowings, purchase money obligations to the sellers of the properties, publicly or privately placed debt instruments or financing from institutional investors or other lenders. There are no limits on the number or amount of mortgages or interests which may be placed on any one property. In addition, such indebtedness may be recourse to all or any part of the property of the Company or may be limited to the particular property for which the indebtedness relates. The proceeds from any borrowings by the Company may be used for working capital, to refinance existing indebtedness, to finance the acquisition, expansion or development of properties and for the payment of distributions.

  The Board of Directors also has the authority to cause the Operating Partnership to issue additional Units in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. See "Partnership Agreement of the Operating Partnership--Issuance of Additional Units."

  In the future, the Company may seek to extend, expand, reduce or renew the Credit Facility, or obtain new credit facilities or lines of credit, subject to its general policy of debt capitalization. Future credit facilities and lines of credit may be used for the purpose of making acquisitions or capital improvements, providing working capital or meeting the taxable income distribution requirements for REITs under the Code if the Company has taxable income without receipt of cash sufficient to enable the Company to meet such distribution requirements.

WORKING CAPITAL RESERVES

  The Company will maintain working capital reserves (and when not sufficient, access to borrowings) in amounts that the Board of Directors determines from time to time to be adequate to meet normal contingencies in connection with the operation of the Company's business and investments.

CONFLICT OF INTEREST POLICIES

  Directors and officers of the Company may be subject to certain conflicts of interests in fulfilling their responsibilities to the Company. The Company has adopted certain policies designed to minimize potential conflicts of interest.

  Terms of Transfers. The terms of the transfers of the Properties to the Operating Partnership by the Continuing Investors, and the terms of each of the option agreements relating to the Excluded Properties, were not determined through arm's-length negotiation. Partners and affiliates of the Kilroy Group who are directors and officers of the Company had a substantial economic interest in the entities transferring the Properties and granting the options. Consequently, such directors and officers may be subject to a conflict of interest with respect to their obligations as management of the Company to enforce the terms of the agreements relating to such transfers, including the indemnification provisions thereof. However, the Independent Directors must approve any transactions between the Company and members of the Kilroy Group including the enforcement of the terms of the transfers. See "Risk Factors--Conflicts of Interests" and "Management."

  Sale or Refinancing of Properties. The sale of certain of the Properties may cause adverse tax consequences to members of the Kilroy Group, as compared to the effects on the Company. In addition, a significant reduction in debt encumbering such Properties could cause adverse tax consequences to the members of the Kilroy Group, as compared to the effects on the holders of Units or shares of Common Stock. As a result, certain officers and directors who are members of the Kilroy Group might not favor such a sale of the Properties or a significant reduction in debt even though such sale or debt reduction could be beneficial to the Company. The decision as to whether to proceed with any such sale or debt reduction would be made by the Board of Directors.

  Noncompetition Agreements. John B. Kilroy, Sr. has agreed, during the term of his service as a member of the Company's Board of Directors, not to conduct property development, acquisition or management activities with respect to office and industrial property in greater Southern California or in any other market in which the Company owns, develops or manages property. John B. Kilroy, Sr. will not be restricted, however, from continuing to own, manage and lease certain other existing real estate investments owned by him including, without limitation, certain properties described under "Business and Properties--Excluded Properties."

  John B. Kilroy, Jr. has agreed, during the term of his employment agreement and for one year thereafter (unless terminated by the Company without cause), and for so long as he is a member of the Company's Board of Directors, not to conduct property development, acquisition, sale or management activities in any market. Notwithstanding the foregoing, John B. Kilroy, Jr. will not be restricted from continuing to own, manage, lease, transfer and exchange certain existing real estate investments owned by him described under the caption "Business and Properties--Excluded Properties" or owning interests in real property not competitive with the Company.

  In addition, with respect to the property located at Calabasas Park Centre, each of Mr. John B. Kilroy, Sr. and Mr. John B. Kilroy, Jr. has agreed to be limited solely to activities related to the marketing, entitlement and sale of such properties. Such properties are being actively marketed for sale and are expected to be sold in the ordinary course of business. Mr. John B. Kilroy, Sr. and Mr. John B. Kilroy, Jr. each will spend an immaterial amount of time in connection with the sale of such properties. In addition, each has agreed not to sell such properties located at Calabasas Park Centre to a real estate investment trust with an existing portfolio of office or industrial properties unless first offered to the Company on the same economic terms.

  Policies Applicable to All Directors. Under the Company's bylaws and Maryland law, a contract or transaction between the Company and any of its directors or between the Company and any other corporation, firm or other entity in which any of its directors is a director or has a material financial interest is not void or voidable solely because of such interest if (i) the contract or transaction is approved, after disclosure of the interest, by the affirmative vote of a majority of the disinterested directors, or by the affirmative vote of a majority of the votes cast by disinterested stockholders, or (ii) the contract or transaction is established to have been fair and reasonable to the Company.

  The Company's Articles of Incorporation provide that a majority of the Company's Board of Directors must be Independent Directors. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws--Board of Directors."

OTHER POLICIES

  The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend (i) to invest in the securities of other issuers (other than the Operating Partnership and the Services Company) for the purpose of exercising control over such issuer, (ii) to underwrite securities of other issuers or
(iii) to trade actively in loans or other investments.

  The Company has authority to offer shares of Common Stock or other securities and to repurchase or otherwise reacquire shares of Common Stock or any other securities in the open market or otherwise and may engage in such activities in the future. The Company may, under certain circumstances, purchase shares of Common Stock in the open market, if such purchases are approved by the Board of Directors. The Board of Directors has no present intention of causing the Company to repurchase any of the shares of Common Stock, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code and the Treasury Regulations. Although it may do so in the future, except in connection with the Formation Transactions, the Company has not issued Common Stock or any other securities in exchange for property, nor has it reacquired any of its Common Stock or any other securities. The Company expects to issue shares of Common Stock to holders of Units upon exercise of their exchange rights in the Partnership Agreement of the Operating Partnership. The Company has not made loans to other entities or persons, including its officers and directors. The Company may in the future make loans to joint ventures in which it participates in order to meet working capital needs. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than the Operating Partnership, nor has the Company invested in the securities of other issuers other than the Operating Partnership and the Services Company for the purposes of exercising control, and does not intend to do so.

  At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code for the Company to qualify as a REIT unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the Board of Directors of the Company determines that it is no longer in the best interests of the Company to qualify as a REIT.

                                 THE FINANCING

THE MORTGAGE LOAN

  The Company, on behalf of the Operating Partnership, intends to obtain a written commitment for a mortgage loan of $75.0 million (the "Mortgage Loan"), the closing of which is a condition to the consummation of the Offering. The proceeds of the Mortgage Loan will principally be used to repay existing indebtedness on the Properties. Payment of principal and interest on the Mortgage Loan is expected to be secured by certain Properties. The Mortgage Loan is expected to require monthly principal and interest payments based on a fixed rate, amortizing over a 25-year period, maturing in 2003.

  Subject to certain limited exceptions, the Mortgage Loan will be non-recourse to the Company. In addition, the terms of the Mortgage Loan will include customary representations, warranties and events of default and will require the Operating Partnership to comply with certain affirmative and negative covenants. The Company and the Operating Partnership will be responsible for payment of the lender's fees and expenses associated with providing the Mortgage Loan.

THE CREDIT FACILITY

  The Company, on behalf of the Operating Partnership, expects to obtain a written commitment to establish a three-year, $100 million revolving credit facility (the "Credit Facility") which the Company and the Operating Partnership expect to enter into concurrently with the consummation of the Offering. The Credit Facility will be used primarily to finance acquisitions of additional properties and to finance the development of properties, although a portion may be used for general working capital purposes. Payment of principal and interest is expected to be secured by certain Properties. In addition, borrowings under the Credit Facility are expected to be recourse obligations to the Operating Partnership and the Company.

  The Operating Partnership's ability to borrow under the Credit Facility will be subject to its compliance with a number of customary financial and other covenants on an ongoing basis, including maintenance of loan-to-value and debt service coverage ratios, limitations on additional indebtedness and a minimum net worth requirement. The Credit Facility is expected to require monthly interest only (LIBOR based) payments on the total borrowings outstanding under the Credit Facility each month. The Company and the Operating Partnership anticipate that the Credit Facility will be either extended, renewed or refinanced through the issuance of debt or equity securities at its maturity. The Company and the Operating Partnership will be responsible for payment of the lender's fees and expenses associated with providing the Credit Facility. Neither the Company nor the Operating Partnership will have any variable rate debt at the time of the Offering.

  If the initial public offering price for the Common Stock is less than the midpoint of the range set forth on the cover page of this Prospectus, the Company expects to make up any shortfall between the aggregate net proceeds of the Offering and the Mortgage Loan, and the intended uses thereof, with borrowings under the Credit Facility. See "Use of Proceeds."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Upon consummation of the Offering, the Board of Directors will consist of five members, including a majority of directors who are Independent Directors. Directors of the Company will be divided into three classes serving staggered three-year terms (except initial terms expiring in 1997 and 1998) with directors serving until the election and qualification of their successors. The first annual meeting of stockholders of the Company after the Offering will be held in 1997. Each of the proposed directors named below has been nominated for election upon the consummation of the Offering and has consented to serve. In addition to the proposed directors listed below, prior to the consummation of the Offering, the Company will appoint three additional members to serve as Independent Directors to the Board of Directors. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws--Board of Directors." Subject to rights pursuant to any employment agreements, officers of the Company serve at the pleasure of the Board of Directors.

  The following table sets forth certain information with respect to the directors, proposed directors and executive officers of the Company immediately following the completion of the Formation Transactions and consummation of the Offering:

   NAME                     AGE                    POSITION                     TERM EXPIRES
   ----                     ---                    --------                     ------------
   John B. Kilroy, Sr......  74 Chairman of the Board of Directors
   John B. Kilroy, Jr......  47 President, Chief Executive Officer and Director
   Jeffrey C. Hawken.......  37 Chief Operating Officer
   Campbell Hugh Greenup...  43 General Counsel
   A. Christian Krogh......  48 Vice President, Asset Management

  The following is a biographical summary of the experience of the directors, proposed directors and executive officers of the Company:

    JOHN B. KILROY, SR., age 74, is founder and Chairman of KI and is a nationally recognized member of the real estate community, providing the Company with strategic leadership and a broadly-based network of relationships. Mr. Kilroy is a trustee of the Independent Colleges of Southern California, serves on the Board of Directors of Pepperdine University, and is a past trustee of Harvey Mudd College.

    JOHN B. KILROY, JR., age 47, has been responsible for the overall management of all facets of KI and its various affiliates since 1981. Mr. Kilroy has been involved in all aspects of commercial and industrial real estate acquisition, sales, development, construction, leasing, financing, and entitlement since 1967 and has worked for KI for over twenty-five years. Mr. Kilroy became President of KI in 1981 and was elected Chief Executive Officer in 1991. Prior to that time he held positions as Executive Vice President and Vice President--Leasing & Marketing. He is a member of the National Realty Committee and the Urban Land Institute, and is a trustee of the El Segundo Employers Association, and a past trustee of Viewpoint School, the Jefferson Center For Character Education and of the National Fitness Foundation.

    JEFFREY C. HAWKEN, age 37, has been responsible for the management and operations of KI's real estate portfolio. Mr. Hawken's activities have included leasing, asset and facility management, with an emphasis on quality of service, operational cost reduction and code compliance. He has also served on KI's acquisitions and executive committees. Mr. Hawken joined KI in 1980, as a Senior Financial Analyst, and has been involved in property and asset management with the Company since May 1983. Since that time, he attained the designation of Real Property Administrator (RPA) through the Building Owner's and Manager's Association (BOMA).

    CAMPBELL HUGH GREENUP, age 43, has over fourteen years of experience in the real estate industry. Mr. Greenup joined KI in 1986 as Assistant General Counsel and had responsibility for a significant portion of the Company's legal affairs, including transaction negotiation and documentation. In addition, he has been responsible for all the Company's development activities, including land acquisition and entitlement, project development, leasing and disposition. In this role, he was also President of Kilroy Technologies Company, LLC, the Kilroy services entity, and directed all of the Company's fee development activities. Mr. Greenup is a member of the American Bar Association, the Urban Land Institute-IOPC Gold Committee, the National Association of Corporate Real Estate Executives and the Los Angeles County Beach Advisory Commission.

    A. CHRISTIAN KROGH, age 48, was previously Treasurer for KI and was responsible for all cash flow forecasting, preparing variance reports, monitoring short-term cash needs and investments, interfacing with lenders, performing credit analysis for prospective tenants, interfacing with asset management on the day-to-day activities of the Company, as well as other traditional treasurer's functions. Mr. Krogh was responsible for overseeing KI's personnel functions, obtaining and monitoring property insurance and coordinating employee benefit programs. In the 15 years prior to joining KI Mr. Krogh held similar positions with two other real estate companies.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. Promptly following the consummation of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee"). The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the scope and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The Audit Committee will initially consist of two or more Independent Directors.

  Independent Committee. Promptly following the consummation of the Offering, the Board of Directors will establish an independent committee (the "Independent Committee") consisting solely of Independent Directors. The Independent Committee will be established to approve transactions between the Company and John B. Kilroy, Sr. or John B. Kilroy, Jr. and their respective affiliates.

  Executive Committee. Promptly following the consummation of the Offering, the Board of Directors will establish an executive committee (the "Executive Committee"). Subject to the Company's conflict of interest policies, the Executive Committee will be granted the authority to acquire and dispose of real property and the power to authorize, on behalf of the full Board of Directors, the execution of certain contracts and agreements, including those related to the borrowing of money by the Company (and, consistent with the Partnership Agreement of the Operating Partnership, to cause the Operating Partnership to take such actions.) The Executive Committee will include John
B. Kilroy, Sr., John B. Kilroy, Jr. and at least one Independent Director.

  Executive Compensation Committee. Promptly following the consummation of the Offering, the Board of Directors will establish an executive compensation committee (the "Executive Compensation Committee") to establish remuneration levels for executive officers of the Company and implementation of the Company's Stock Incentive Plan (as defined) and any other incentive programs. The Executive Compensation Committee will initially consist of two or more Independent Directors.

  The membership of the committees of the Board of Directors will be established after the completion of the Formation Transactions and the Offering. The Board of Directors may from time to time establish certain other committees to facilitate the management of the Company.

COMPENSATION OF DIRECTORS

  The Company intends to pay its directors who are not officers of the Company annual compensation which may include options to purchase shares of Common Stock at the then current market value on the date of grant. These options will have a term of ten years from the date of grant. Such directors will also be reimbursed for expenses incurred to attend director and committee meetings. Officers of the Company who are directors will not be paid any directors' fees.

EXECUTIVE COMPENSATION

  Since the Company has no operating history, meaningful individual compensation information for executive officers is not available for prior periods. The compensation table below sets forth the annual base salary rates and other compensation expected to be paid in 1997 to the Chief Executive Officer and the Company's other executive officers who are expected to have a total annual salary and bonus in excess of $100,000. The Company has entered into employment agreements with certain of its executive officers as described below. See "--Employment Agreements."

                                                                  ESTIMATED ANNUAL
   NAME                                   POSITION                  COMPENSATION
   ----                                   --------                ----------------
   John B. Kilroy, Jr...... President and Chief Executive Officer
   Jeffrey C. Hawken....... Chief Operating Officer
   Campbell Hugh Greenup... General Counsel
   A. Christian Krogh...... Vice President, Asset Management

EMPLOYMENT AGREEMENTS

  Each of John B. Kilroy, Jr. and Jeffrey C. Hawken will enter into employment agreements with the Company providing for annual compensation in the amounts set forth under "Executive Compensation" above with the amount of any bonus to be determined by the Executive Compensation Committee. Each executive officer's compensation may be increased in accordance with criteria to be established by the Executive Compensation Committee. Each employment agreement will require the executive officer to devote substantially all of such executive's time to the affairs of the Company. The employment agreements also will provide for certain severance payments and continued receipt of certain benefits including medical insurance, life and disability insurance and participation in all pension, 401(k) and other employee plans and benefits established by the Company for a specified period of time following the date of termination. In addition, John B. Kilroy, Jr.'s employment agreement will contain certain noncompete provisions which will restrict his conduct during the term of his employment and for one year thereafter, and for so long as he is a member of the Company's Board of Directors. See "Policies With Respect to Certain Activities--Conflict of Interest Policies."

STOCK INCENTIVE PLAN

  The Company has established the Stock Incentive Plan to enable executive officers, key employees and directors of the Company, the Operating Partnership and the Services Company to participate in the ownership of the Company. The Stock Incentive Plan is designed to attract and retain executive officers, other key employees and directors of the Company, the Operating Partnership and the Services Company and to provide incentives to such persons to maximize the Company's cash flow available for distribution. The Stock Incentive Plan provides for the award to such executive officers and employees of the Company, the Operating Partnership and the Services Company (subject to the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors) of a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options and restricted stock, and provides for the grant to Independent Directors and directors of the Services Company (subject to the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors) of nonqualified stock options.

  The Stock Incentive Plan will be administered by the Executive Compensation Committee, which is authorized to select from among the eligible employees of the Company, the Operating Partnership and the Services Company the individuals to whom options, restricted stock purchase rights and performance awards are to be granted and to determine the number of shares to be subject thereto and the terms and conditions thereof.

The Executive Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the Stock Incentive Plan. Nonqualified stock options shall be granted to Independent Directors in accordance with the formula set forth in the Stock Incentive Plan.

 Awards under the Stock Incentive Plan

  Nonqualified stock options. Nonqualified stock options will provide for the right to purchase Common Stock at a specified price which may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable in installments after the grant date. Nonqualified stock options may be granted for any reasonable term. Option grants to Independent Directors are limited to automatic awards of nonqualified options to purchase shares of Common Stock at the fair market value on the date of grant. See "--Compensation of Directors."

  Incentive stock options. Incentive stock options, if granted, will be designed to comply with the provisions of the Code and will be subject to restrictions contained in the Code, including exercise prices equal to at least 100% of fair market value of Common Stock on the grant date and a ten-year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option.

  Restricted stock. Restricted stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Executive Compensation Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

  Promptly after the closing of the Offering, the Company expects to issue to certain officers, directors and key employees of the Company, the Operating Partnership and the Services Company options to purchase, subject to the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors, 430,000 shares of Common Stock pursuant to the Stock Incentive Plan. The term of each of such option will be ten years from the date of grant. Each such option will vest 25% per year over four years, except that the options granted to the Independent Directors will vest 33 1/3% per year over three years, and is exercisable at a price per share equal to the initial public offering price per share of Common Stock in the Offering. The table below sets forth the expected allocation of the options to such persons.

     NAME                                                                OPTIONS
     ----                                                                -------
     John B. Kilroy, Sr.................................................
     John B. Kilroy, Jr.................................................
     Independent Directors (as a group).................................
     Other employees (as a group).......................................

  A maximum of 570,000 additional shares of Common Stock will be reserved for issuance under the Stock Incentive Plan. There is no limit on the number of awards that may be granted to any one individual so long as the aggregate fair market value (determined at the time of grant) of shares with respect to which an incentive stock option is first exercisable by an optionee during any
calendar year cannot exceed $    and the grant does not violate the Ownership
Limit or cause the Company to fail to qualify as a REIT for federal income tax purposes. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

SECTION 401(K) PLAN

  Effective upon the consummation of the Offering, the Company intends to establish the Company's Section 401(k) Savings/Retirement Plan (the "Section 401(k) Plan") to cover eligible employees of the Company and any designated affiliate.

  The Section 401(k) Plan will permit eligible employees of the Company to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the Section 401(k) Plan. The Company currently does not intend to make matching contributions to the Section 401(k) Plan; however, it reserves the right to make matching contributions or discretionary profit sharing contributions in the future.

INDEMNIFICATION

  For a description of the limitation of liability and indemnification rights of the Company's officers and directors, see "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws--Limitation of Directors' and Officers' Liability" and "--Indemnification Agreements."

                    FORMATION AND STRUCTURE OF THE COMPANY

  Kilroy Realty was formed in September 1996 and the Operating Partnership was formed in October 1996. The Services Company will be formed prior to consummation of the Offering.

FORMATION TRANSACTIONS

  Prior to or simultaneous with the consummation of the Offering, the Company, the Operating Partnership, the Services Company and the Continuing Investors will engage in certain transactions (the "Formation Transactions") designed to enable the Company to continue and expand the real estate operations of KI, to facilitate the Offering, to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1996 and to preserve certain tax advantages for the existing owners of the Properties. The Formation Transactions are as follows:

  . Pursuant to the Omnibus Agreement, the Operating Partnership may require the contribution of all of the Continuing Investors' interests in the Properties, as well as certain other assets, other than the Acquisition Properties, to the Operating Partnership in exchange for Units representing limited partnership interests in the Operating Partnership. Following the consummation of the Offering and the Formation Transactions, the Units received by the Continuing Investors will constitute in the aggregate an approximately 15.2% limited partnership interest in the Operating Partnership.

  . John B. Kilroy, Sr. and John B. Kilroy, Jr. will acquire all of the voting common stock of the Services Company (representing 5.0% of its economic value), and the Operating Partnership will acquire all of the non-voting preferred stock of the Services Company (representing 95.0% of its economic value).

  . The Company will sell shares of Common Stock in the Offering and contribute the net proceeds from the Offering (approximately $169.7 million) to the Operating Partnership in exchange for an 84.8% general partner interest in the Operating Partnership.

  . The Company, through the Operating Partnership will borrow approximately $75.0 million principal amount of long-term financing pursuant to the Mortgage Loan.

  . The Operating Partnership, will apply the aggregate of the net Offering proceeds and the Financing toward the repayment of existing mortgage indebtedness on certain of the Properties, the purchase of the Acquisition Properties and payment of its expenses arising in connection with the Offering and the Financing. See "Use of Proceeds."

  . Certain of the current employees of KI will become employees of the Company, the Operating Partnership and the Services Company.

  . The Operating Partnership or the Services Company will enter into management agreements with respect to each of the Excluded Properties.

  . Pursuant to the Omnibus Agreement and certain other option agreements, the Operating Partnership will be granted options to acquire each of the Excluded Properties.

  As a result of the foregoing transactions, the Company will own 9,260,000 Units of the Operating Partnership, which will represent an approximately 84.8% economic interest in the Operating Partnership, and the Continuing Investors will own 1,653,835 Units, which will represent the remaining approximately 15.2% economic interest in the Operating Partnership. If the Underwriters' over-allotment option is exercised in full and the net proceeds from the additional shares of Common Stock sold by the Company are contributed to the Operating Partnership, the Company's percentage ownership interest in the Operating Partnership will increase to approximately 86.6%. The Company will be the sole general partner and retain management control over the Operating Partnership.

  Holders of Units will have the opportunity after two years following the receipt of such Units to have their Units redeemed by the Operating Partnership at the request of the Unitholder for cash (based on the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or, at the Company's option, it may exchange Units for shares of Common Stock on a one-for-one basis, subject to certain antidilution adjustments and the obligation of certain of the Continuing Investors to indemnify the Company in connection with the Formation Transactions, provided, however, that if the Company does not elect to exchange such Units for shares of Common Stock, a Unitholder that is a corporation or limited liability company may require the Company to issue shares of Common Stock in lieu of cash, subject to the Ownership Limit or such other limit as provided in the Company's Articles of Incorporation, as applicable. See "Formation and Structure of the Company--Allocation of Consideration in the Formation Transactions," Under certain circumstances, the Units may be redeemed prior to the first anniversary of the consummation of the Offering in connection with the obligation of certain of the Continuing Investors to indemnify the Company in connection with the Formation Transactions. See "--Allocation of Consideration in the Formation Transactions."

  The Continuing Investors are comprised of seven individuals, all of whom are "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended, and corporations, partnerships and trusts owned, directly or indirectly, solely by such individuals. Each such individual is an adult member of the family of John B. Kilroy, Sr. and/or a long-time officer of KI. Consent of such persons to the Formation Transactions was received on or before November 3, 1996 pursuant to a private solicitation thereof in compliance with Regulation D.

REASONS FOR THE REORGANIZATION OF THE COMPANY

  The Company believes that the benefits of the Formation Transactions outweigh the detriments to the Company. The benefits of the Company's REIT status and structure, as opposed to the status and structure of the Partnerships, include the following:

  . Access to Capital. The Company's structure will, in the Company's judgment, provide it with greater access to capital for refinancing and growth. Sources of capital include the Common Stock sold in the Offering and possible future issuances of debt or equity through public offerings or private placements. The financial strength of the Company should enable it to obtain financing at better rates and on better terms than would otherwise be available to the Partnerships, some of which are single asset entities.

  . Growth of the Company. The Company's structure will allow stockholders, including the Continuing Investors through their ownership of Units, an opportunity to participate in the growth of the real estate market through an ongoing business enterprise. In addition to the existing portfolio of Properties, the Company gives stockholders an interest in all future development by the Company and in the fee-producing service businesses being contributed by the Company to the Services Company.

  . Risk Diversification. The Company's structure provides stockholders a diversification of risk and reward not available in single asset entities by providing them with an equity interest in a REIT in which there has been a pooling together of similar properties and by consolidating the operating business and future development projects.

  . Deleveraging. Upon completion of the Offering and the Formation Transactions, the Company will have substantially reduced the debt encumbering the Properties. This reduction, with a consequent reduction in debt service, will increase the aggregate amount of cash available for distribution to stockholders. The Formation Transactions also will permit the Company to refinance its existing indebtedness at more favorable rates.

  . Liquidity. The equity interests in the Partnerships are typically not marketable. The Company's structure allows stockholders, including the Continuing Investors, the opportunity to liquidate their capital investment through the disposition of Common Stock or Units. Holders of Units will have the opportunity, no later than one year after receipt, to have their Units redeemed by the Operating Partnership for cash equal to the value of an equal number of shares of the Company's Common Stock, or the Company may elect to exchange such Units, for an equivalent number of shares of Common Stock, provided, however, if the Company does not elect to exchange such units for shares of Common Stock, a holder of Units that is a corporation or limited liability company may require the Company to issue Common Stock in lieu thereof, subject to the Ownership Limit or such other limit as provided in the Company's Articles of Incorporation, as applicable.

  . Public Market Valuation of Real Estate Assets. The Company's structure may allow investors to benefit potentially from the current public market valuation of REITs, which is favorable in light of the current private market valuation of comparable assets.

  . Tax Deferral. The Formation Transactions provide to the members of the Continuing Investors the opportunity to defer the tax consequences that would arise from a sale or contribution of their interests in the Properties and other assets to the Company.

  The detriments of the Company's REIT status and structure as opposed to the status and structure of the Partnerships include the following (see also "Risk Factors"):

  . Conflicts of Interest. Management of the Company will be subject to a number of conflicts of interest in the operation of the Operating Partnership as well as the formation of the Company. Among other conflicts, there will be no independent valuation or appraisal of the Properties, and no arm's-length negotiation of the terms of the option agreements relating to the Excluded Properties, and there can be no assurance that the value given to the Continuing Investors by the Company for such assets is equal to their fair market value. Because certain Continuing Investors will be directors or officers of the Company, they will have a conflict of interest with respect to enforcing the agreements transferring their interest in certain assets to the Company. In addition, because the Continuing Investors and officers of the Company may suffer different tax consequences than the Company upon the sale or refinancing of any of the Properties, their interests regarding the timing and pricing of such sale or refinancing may conflict with those of the Company.

  . Loss of Individual Asset Growth Opportunity. Any given asset may over time outperform the Common Stock. Any investor who exchanges an interest in a single asset for a smaller interest in a group of assets will receive a lower return on investment if the asset from which the investor traded outperforms the Common Stock.

  . No Anticipated Distributions from Asset Sales. Unlike the Partnerships, in which the net proceeds from the sale of assets were generally distributed to the partners, the Company is not expected to have significant asset sales. Moreover, the Company may decide to reinvest the proceeds from asset sales rather than distribute them to stockholders. Although stockholders will have the ability to sell their shares of Common Stock (subject to certain restrictions discussed herein), they would not be able to rely upon the mere passage of time to realize their share of the gains, if any, that might be recognized at any point in time from a liquidation of all or part of the assets of the Company.

  . Public Market Valuation. Although the Company has been advised that the public market currently values real estate assets on a basis that is attractive in relation to private market real estate values, there is no assurance that this will be a permanent condition. In the 1980s, REIT shares generally traded at a discount to the underlying private market values of the REIT properties, rather than at a premium. This condition could return. In addition, an increase in interest rates could adversely affect the market value of the shares of Common Stock.

  . Costs of the Transaction. The aggregate expenses of the Offering, including the underwriting discount, are expected to be approximately $15.5 million, assuming gross proceeds of the Offering of approximately $185.2 million. In addition, the Operating Partnership will incur costs of approximately $1.5 million in the aggregate in connection with the Financing.

  . Costs of Operating Public Company. The Company expects to incur expenses in connection with the requirements of being a public company, including without limitation, preparation of financial statements and proxies, printing and filing costs and fees paid to the Company's certified public accountants.

COMPARISON OF COMMON STOCK AND UNITS

  Conducting the Company's operations through the Operating Partnership allows the Continuing Investors to defer certain tax consequences by contributing their interests in Properties to the Operating Partnership and also offers favorable methods of accessing capital markets. Units in the Operating Partnership will be held by the Continuing Investors and the Company. Each Unit was designed to result in a distribution per Unit equal to a distribution per share of Common Stock (assuming the Company distributes to its shareholders all amounts it receives as distribution from the Operating Partnership). Beginning one year following the consummation of the Offering, each Unit issued in the Formation Transactions is redeemable by the Operating Partnership at the request of the Unitholder for cash payable by the Operating Partnership or, at the Company's option, the Company may exchange Units for Common Stock on a one-for-one basis (subject to certain antidilution adjustments and certain limitations on exchange to preserve the Company's status as a REIT), provided, however, that if the Operating Partnership elects to redeem such Units for cash, a Unitholder that is a corporation or a limited liability company may require the Company to issue shares of Common Stock in lieu of cash. There are, however, certain differences between the ownership of Common Stock and Units, including:

  . Voting Rights. Holders of Common Stock may elect the Board of Directors of the Company, which, as the general partner of the Operating Partnership, controls the business of the Operating Partnership. Unitholders may not elect directors of the Company.

  . Transferability. The shares of Common Stock sold in the Offering will be freely transferable under the Securities Act by holders who are not affiliates of the Company or the Underwriters. The Units and the shares of Common Stock into which they are exchangeable are subject to transfer restrictions under applicable securities laws and under the Partnership Agreement, including the required consent of the general partner to the admission of any new limited partner, and the Units of certain Continuing Investors will be pledged to secure certain indemnity obligations. See "Shares Available for Future Sale" for a description of the Registration Rights Agreement applicable to holders of Units.

  . Distributions. Because the relative tax basis of the contributions by the public investors and the Continuing Investors are expected to be different, it is possible that the public investors' distribution will include a return of capital that exceeds that of the Continuing Investors. See "Federal Income Tax Consequences."

ADVANTAGES AND DISADVANTAGES OF THE FORMATION TRANSACTIONS TO UNAFFILIATED STOCKHOLDERS

  The potential advantages of the Formation Transactions to unaffiliated stockholders of the Company include their ability to participate in the cash flow of the Properties through their ownership in the Company and in all future office and industrial property acquisitions and development by the Company. The potential disadvantages of such transactions to unaffiliated stockholders of the Company may be several, including the impact of shares available for future sale and substantial and immediate dilution in the tangible book value per share, and the lack of arm's-length negotiations to determine the terms of the transfers of the Properties to the Company and the Operating Partnership and the terms of the option agreements relating to the Excluded Properties. See the discussion of such matters under "Risk Factors."

BENEFITS OF THE FORMATION TRANSACTIONS TO THE CONTINUING INVESTORS

  The principals of KI proposed the Formation Transactions to the Continuing Investors because they believe that the benefits of the organization of the Company for the Continuing Investors outweigh the detriments to them. Benefits to members of the Continuing Investors include:

  . improved liquidity of their interests in the Properties, increased diversification of investment and deferral of a portion the tax consequences of the contribution of their interests in the Properties to the Operating Partnership;

  . repayment of indebtedness in the aggregate net amount of approximately $204.7 million resulting from the refinancing of existing mortgage indebtedness, approximately $34.8 million of which was guaranteed by certain members of the Kilroy Group, and including the repayment of approximately $3.4 million personal indebtedness of a Continuing Investor; and

  . employment agreements between the Company and John B. Kilroy, Jr. providing annual salary, incentive compensation (including options) and other benefits for his services as an officer of the Company. See "Management--Employment Agreements."

ALLOCATION OF CONSIDERATION IN THE FORMATION TRANSACTIONS

  No independent valuations or appraisals of the Properties were obtained in connection with the Formation Transactions. The allocation of Units among the Kilroy Group was based primarily on the relative contributions to net operating income and other factors relating to the value of the Company as an on-going enterprise, and generally was not determined through arm's-length negotiations. There can be no assurance that the fair market value of the Properties transferred to the Company will equal the sum of the value of the Units issued to the Kilroy Group.

  Certain Continuing Investors (the "Indemnitors") have agreed pursuant to a supplemental representations, warranties and indemnity agreement, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, to make certain representations and warranties concerning the Properties, and have also agreed to indemnify the Company against breaches of such representations and warranties. These representations and warranties will survive the closing of the Offering until June 1998 and the related indemnification obligations will be joint and several among the Indemnitors. The Units received by these Continuing Investors in the Formation Transactions will be pledged to secure their indemnification obligations under the agreement.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Certain directors and executive officers of the Company (or members of their immediate families) and persons who will hold more than 5% of the outstanding shares of Common Stock (or interests exchangeable therefor) have direct or indirect interests in transactions which have been or will be consummated by the Company, the Operating Partnership or the Services Company, including the transfer of certain Properties to the Operating Partnership by the Continuing Investors, the grant of options with respect to the Excluded Properties and, if exercised, the purchase by the Company of one or more of the Excluded Properties from the respective Continuing Investors, the repayment of certain indebtedness encumbering the Properties and the performance of management and leasing activities by the Operating Partnership and certain development and other activities by the Services Company at the Excluded Properties. See "Formation Transactions." In addition, John B. Kilroy, Sr. has contributed $1,000 to the Company in exchange for an aggregate of 50 shares of Common Stock, and upon consummation of the Offering, John B. Kilroy, Jr. and John B. Kilroy, Sr. each will have contributed equity to the Services Company, which, upon consummation of the Offering and the Formation Transactions, will represent a 5.0% economic interest in the Services Company.

PARTNERSHIP AGREEMENT

  Concurrently with the completion of the Offering, the Company will enter into the Partnership Agreement of the Operating Partnership with the various limited partners of the Operating Partnership. See "Partnership Agreement of Operating Partnership." Certain of the limited partners of the Operating Partnership are directors and/or officers of the Company and the Services Company.

ASSIGNMENT OF LEASE; VARIOUS SERVICES PROVIDED BY THE SERVICES COMPANY TO THE KILROY GROUP

  Concurrently with the completion of the Offering, KI will assign to the Services Company all of its interest as a tenant in a lease with a partnership affiliated with the Continuing Investors covering the space currently serving as the headquarters of KI at Kilroy LAX in El Segundo, California. The Company, the Operating Partnership and the Services Company will occupy such space, with the Company and the Operating Partnership subleasing some of such space from the Services Company and paying rent to the Services Company therefor, at rates which the Company believes are equal to the fair rental value of the space.

  Pursuant to management agreements, the Operating Partnership will provide management and leasing services, and the Services Company will provide development services, with respect to the Excluded Properties, each of which is owned in whole or in part by certain executive officers and directors, for fees equivalent to the fair market value of such services. See "Business and Properties--Development, Management and Leasing--Excluded Properties."

BENEFITS OF THE FORMATION TRANSACTIONS TO CERTAIN EXECUTIVE OFFICERS

  Certain of the Company's executive officers are Continuing Investors and will receive Units and/or repayment of loans and related guarantees in connection with consummation of the Formation Transactions. Certain of the executive officers also hold interests in one or more affiliates of the Kilroy Group which, upon the exercise of certain options by the Company, may transfer property to the Operating Partnership in exchange for cash or Units. In the event that the Independent Directors determine to cause the Company to exercise its options to purchase these properties, the executive officers may receive a portion of the consideration paid therefor. See "Business and Properties--Development, Management and Leasing--Excluded Properties."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of shares of Common Stock immediately following the consummation of the Offering and the Formation Transactions for (i) each person who is expected to be the beneficial owner of 5% or more of the outstanding Common Stock immediately following the consummation of the Offering, (ii) directors, proposed directors and certain executive officers of the Company, and (iii) directors, proposed directors and executive officers of the Company as a group. None of the persons or entities listed below currently owns any shares of Common Stock, but rather owns Units exchangeable for shares of Common Stock. See "Partnership Agreement of the Operating Partnership--Redemption/Exchange Rights." This table assumes that
(i) the Formation Transactions and the Offering are completed and (ii) the Underwriters' over-allotment option will not be exercised. Each person named in the table has sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. This table reflects the ownership interests each of the following persons would have if each person exchanged all of his Units for shares of Common Stock at an initial exchange ratio of one Unit for each share of Common Stock (without regard to the Ownership Limit and the prohibition on redemption or exchange of Units until two years after the date of the Offering). See "Partnership Agreement of the Operating Partnership--Redemption/Exchange Rights." Unless otherwise indicated, the address of each named person is c/o Kilroy Realty Corporation, 2250 East Imperial Highway, Suite 1200, El Segundo, California 90245.

                                                              PERCENTAGE OF
                                        NUMBER OF SHARES    OUTSTANDING SHARES
   NAME OF BENEFICIAL OWNER           BENEFICIALLY OWNED(1)  OF COMMON STOCK
   ------------------------           --------------------- ------------------
   John B. Kilroy, Sr................             (2)
   John B. Kilroy, Jr................             (2)
   Directors and executive officers
    as a group (  persons)...........

--------
(1) Excludes options to purchase 430,000 shares of Common Stock granted to executive officers and directors at the consummation of the Offering.
(2) These Units have been pledged to secure certain indemnification obligations to the Company arising in connection with the Formation Transactions. See "Certain Relationships and Related Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of the terms of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which are attached as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

GENERAL

  Under the Articles of Incorporation, the authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Upon completion of the Offering and Formation Transactions, there will be 9,260,000 shares of Common Stock issued and outstanding (10,649,000 shares if the Underwriters' over-allotment option is exercised in full), excluding shares that may be issued upon the exchange of outstanding Units, and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

  Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to stockholders for a vote, including the election of directors, and, except as otherwise required by law and except as provided in any resolution adopted by the Board of Directors with respect to any other class or series of stock establishing the designation, powers, preferences and relative, participating, optional or other special rights and powers of such series, the holders of such shares will possess the exclusive voting power, subject to the provisions of the Company's Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors described below. Holders of shares of Common Stock will have no conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company or cumulative voting rights in the election of directors. All shares of Common Stock to be issued and outstanding following the consummation of the Offering will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Articles of Incorporation regarding ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors described below, distributions may be paid to the holders of shares of Common Stock if and when authorized and declared by the Board of Directors of the Company out of funds legally available therefor. The Company intends to make quarterly distributions, beginning with distributions for the portion of the quarter
from the consummation of the Offering through       , 1997. See "Distribution
Policy."

  Under Maryland law, stockholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company, including debts and liabilities arising out of its status as general partner of the Operating Partnership.

  Subject to the provisions of the Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors described below, all shares of Common Stock will have equal distribution, liquidation and voting rights, and will have no preference or exchange rights. See "--Restrictions on Ownership and Transfer."

  Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Articles of Incorporation of the Company do not provide for a lesser percentage in any such situation.

  The Articles of Incorporation authorize the Board of Directors to reclassify any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock will be        .

PREFERRED STOCK

  Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. No Preferred Stock is currently issued or outstanding. Prior to the issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Articles of Incorporation to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as permitted by Maryland law. Because the Board of Directors has the power to establish the preferences, powers and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change of control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest. The Board of Directors has no present plans to issue any Preferred Stock.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

  Ownership Limits. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

  Because the Company expects to qualify as a REIT, the Articles of Incorporation contain restrictions on the ownership and transfer of Common Stock which are intended to assist the Company in complying with these requirements. The Ownership Limit set forth in the Company's Articles of Incorporation provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 8.0% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock. The constructive ownership rules are complex, and may cause shares of Common Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 8.0% of the shares of Common Stock (or the acquisition of an interest in an entity that owns, actually or constructively, Common Stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 8.0% of the outstanding Common Stock and thus violate the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors. The Board of Directors may, but in no event will be required to, waive the Ownership

Limit with respect to a particular stockholder if it determines that such ownership will not jeopardize the Company's status as a REIT and the Board of Directors otherwise decides such action would be in the best interest of the Company. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Board of Directors has obtained such undertakings and representations from John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and certain affiliated entities and, as a result, has waived the Ownership Limit with respect to such individuals and entities. John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and certain affiliated entities (including the Operating Partnership) will be permitted to own, in the aggregate, actually or constructively, up to 17% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock.

  The Company's Articles of Incorporation further prohibits (i) any person from actually or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (ii) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of stock of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require the affirmative vote of holders owning 66 2/3% of the outstanding Common Stock.

  Pursuant to the Articles of Incorporation, if any purported transfer of Common Stock of the Company or any other event would otherwise result in any person violating the Ownership Limit or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares in excess of the Ownership Limit or such other limit, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such excess shares (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors, and distribute to the Prohibited Transferee or Prohibited Owner an amount equal to the lesser of the price paid by the Prohibited Transferee or Prohibited Owner for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee or Prohibited Owner, as applicable, prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors, then the Articles of Incorporation provide that the transfer of the excess shares will be void.

  In addition, shares of stock of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the Market Price (as defined in the Company's Articles of Incorporation) at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner.

  If any purported transfer of shares of Common Stock would cause the Company to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

  All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of stockholders.

  Under the Articles of Incorporation, every owner of a specified percentage (or more) of the outstanding shares of Common Stock must file a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of the Company's shares. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership of Common Stock on the Company's status as a REIT and to ensure compliance with the Ownership Limit, or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
              THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

  The following paragraphs summarize certain provisions of the MGCL and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and the Company's Articles of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

BOARD OF DIRECTORS

  The Company's Articles of Incorporation provide that the number of directors of the Company shall be established by the Bylaws but shall not be less than the minimum number required by the MGCL, which in the case of the Company is three. The Bylaws currently provide that the Board of Directors will consist of not fewer than three nor more than 13 members. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors or, in the case of a vacancy resulting from an increase in the number of directors, by a majority of the entire Board of Directors. The Bylaws provide that a majority of the Board must be "Independent Directors." An "Independent Director" is a director who is not an employee or officer of the Company or a subsidiary or division thereof, or a relative of a principal executive officer, or who is not an individual member of an organization acting as advisor, consultant or legal counsel receiving compensation on a continuing basis from the Company in addition to director's fees.

  Pursuant to the Articles of Incorporation, the directors are divided into three classes as nearly equal in size as practicable. One class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1997, another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1998 and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified and the directors in the other two classes will continue in office. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

  The classified director provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

  The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

  Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between the Company and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the Company's shares, or an affiliate of the Company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the Company's then outstanding shares (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of the Company's voting stock and (ii) two-thirds of the votes entitled to be cast by holders of outstanding shares of the Company's voting stock other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the Company's stockholders receive a minimum price (as defined in the MGCL) for their shares of stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding voting shares and two-thirds of the votes entitled to be cast by holders of outstanding voting shares who are not Interested Stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an Interested Stockholder on the date of the stockholder vote.

  The Company has exempted from these provisions of the MGCL any business combination involving the members of the Kilroy Group and their affiliates and associates, present or future, or any other person acting in concert or as a group with any of the foregoing persons. As a result, the members of the Kilroy Group, any present or future affiliate or associate thereof or any other person acting in concert or as a group with any of the foregoing persons may be able to enter into business combinations with the Company, which may or may not be in the best interest of the stockholders.

CONTROL SHARE ACQUISITIONS

  The MGCL provides that "control shares" of the Company acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the Company. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider voting rights for the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders' meeting.

  If voting rights are not approved at the stockholders' meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions approved or exempted by the Company's Articles of Incorporation or Bylaws. Pursuant to the MGCL, the Company has exempted control share acquisitions involving any member of the Kilroy Group and its affiliates and associates. As a result, any members of the Kilroy Group and its affiliates and associates may be able to effect a control share acquisition of the Company, which may or may not be in the best interest of the stockholders.

AMENDMENT TO THE ARTICLES OF INCORPORATION AND BYLAWS

  The Company's Articles of Incorporation may not be amended without the affirmative vote of at least two-thirds of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class. The Company's Bylaws may be amended by the vote of one more than the majority of the Board of Directors.

MEETINGS OF STOCKHOLDERS

  The Company's Bylaws provide for annual meetings of stockholders, commencing with the year 1997, to elect the Board of Directors and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by the President, the Board of Directors or the Chairman of the Board and shall be called at the request in writing of the holders of 25% or more of the outstanding stock of the Company entitled to vote.

  The MGCL provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if such consent sets forth such action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

  The Company's Bylaws provide that (i) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only
(a) pursuant to the Company's notice of the meeting, (b) by or at the direction of the Board of Directors or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (ii) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders and where the Company's notice of the meeting specifies that directors are to be elected at such special meeting, nominations of persons for election to the Board of Directors may be made only (x) by or at the direction of the Board of Directors or (y) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

  The provisions in the Company's Articles of Incorporation on classification of the Board of Directors, amendments to the Articles of Incorporation, the business combination and control share acquisition provisions of the MGCL and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

DISSOLUTION OF THE COMPANY

  Under the MGCL and the Company's Articles of Incorporation, the Company may be dissolved by (i) the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at any annual or special meeting of stockholders, and (ii) upon proper notice, stockholder approval by the affirmative vote of the holders of two-thirds of the total number of shares of capital stock outstanding and entitled to vote thereon voting as a single class.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

  The Company's officers and directors are and will be indemnified under Maryland law, the Company's Articles of Incorporation of the Company and the Partnership Agreement (as defined) of the Operating Partnership against certain liabilities. The Articles of Incorporation and Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland.

  The MGCL permits a corporation to indemnify its directors and officers and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

  The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions, and the Articles of Incorporation of the Company contain this provision. The law does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (i) it is proved that the person actually received an improper personal benefit in money, property or services, (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was committed in bad faith or was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or failure to act was unlawful. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

  The Partnership Agreement also provides for indemnification of the Company, as general partner, and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of the Company and its officers and directors to the Operating Partnership and the partners of the Operating Partnership to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Company's Articles of Incorporation. See "Partnership Agreement of the Operating Partnership--Indemnification."

  Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEMNIFICATION AGREEMENTS

  The Company will enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will require, among other matters, that the Company indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the agreements, the Company must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under the Company's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights it provides.

              PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP

  The following summary of the Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement") and the descriptions of certain provisions set forth elsewhere in this Prospectus, are qualified in their entirety by reference to the Partnership Agreement, which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT

  The Operating Partnership will be organized as a Delaware limited partnership pursuant to the terms of the Partnership Agreement. The Company will be the sole general partner of, and will initially hold approximately 83.8% of the economic interests in, the Operating Partnership. The Company will conduct substantially all of its business through the Operating Partnership, except for development and certain other services (which will be conducted through the Services Company) in order to preserve the Company's REIT status. The Operating Partnership will own a 95% economic interest in the Services Company. Generally, pursuant to the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, will have full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and to cause changes in the Operating Partnership's line of business and distribution policies.

  The Continuing Investors, as limited partners of the Operating Partnership, will have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership, except as provided in the Partnership Agreement and as required by applicable law.

INDEMNIFICATION

  To the extent permitted by law, the Partnership Agreement provides for indemnification of the Company, as general partner, its officers and directors and such other persons as the Company may designate to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of the Company and its officers and directors to the Operating Partnership to the same extent liability of officers and directors of the Company is limited under the Articles of Incorporation.

TRANSFERABILITY OF INTERESTS

  Except for a transaction described in the following two paragraphs, the Partnership Agreement provides that the Company may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of the holders of 66 2/3% of the Units representing limited partner interests. Pursuant to the Partnership Agreement, the Limited Partners have agreed not to transfer, assign, sell, encumber or otherwise dispose of, without the consent of the Company, their interest in the Operating Partnership, other than to family members or accredited investors who agree to assume the obligations of the transferor under the Partnership Agreement subject to a right of first refusal for the benefit of the Company. The Continuing Investors are subject to additional restrictions on their ability to transfer shares of Common Stock. See "Underwriting."

  The Company may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding equity interests (each a "Termination Transaction") unless the Termination Transaction has been approved by holders of at least 66 2/3% of the Units (including Units held by the Company which will represent 84.8% of all Units outstanding upon consummation of the Offering) and in connection with which all Limited Partners either will receive, or will have the right to elect to receive, for each Unit an amount of cash, securities or other property equal to the product of the number of shares of Common Stock into which each Unit is then exchangeable and the greatest amount of cash, securities or other property paid to the holder of one share of

Common Stock in consideration of one share of Common Stock pursuant to the Termination Transaction. If, in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 33 1/3% of the outstanding shares of Common Stock, each holder of Units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its right to redemption and received shares of Common Stock in exchange for its Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

  The Company may also merge or otherwise combine its assets with another entity if the following conditions are met: (i) substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by the Operating Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Operating Partnership (in each case, the "Surviving Partnership"); (ii) the Limited Partners own a percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of the Operating Partnership and the other net assets of the Surviving Partnership immediately prior to the consummation of such transaction; (iii) the rights, preferences and privileges of the Limited Partners in the Surviving Partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the Surviving Partnership; and (iv) such rights of the Limited Partners include the right to exchange their interests in the Surviving Partnership for at least one of the following: (a) the consideration available to such persons pursuant to the preceding paragraph, or (b) if the ultimate controlling person of the Surviving Partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the Common Stock. For purposes of this paragraph, the determination of relative fair market values shall be reasonably determined by the Company as of the time of the Termination Transaction and, to the extent applicable, shall be no less favorable to the Limited Partners than the relative values reflected in the terms of the Termination Transaction.

  In respect of any transaction described in the preceding two paragraphs, the Company is required to use its commercially reasonable efforts to structure such transaction to avoid causing the Limited Partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction. The Operating Partnership will also use commercially reasonable efforts to cooperate with the Limited Partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness of the Operating Partnership.

ISSUANCE OF ADDITIONAL UNITS

  As sole general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional Units representing general and limited partnership interests in the Operating Partnership.

CAPITAL CONTRIBUTION

  The Partnership Agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, the Company may borrow such funds from a financial institution or other lender or through public or private debt offerings and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership, the Company may contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. If the Company so contributes additional capital to the Operating Partnership, the Company's partnership interest in the Operating Partnership will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company. See "Policies With Respect to Certain Activities--Financing."

AWARDS UNDER STOCK INCENTIVE PLAN

  If options granted in connection with the Stock Incentive Plan are exercised at any time or from time to time, the Partnership Agreement requires the Company to contribute to the Operating Partnership as an additional contribution the exercise price received by the Company in connection with the issuance of shares of Common Stock to such exercising participant. Upon such contribution the Company will be issued a number of Units in the Operating Partnership equal to the number of shares of Common Stock so issued.

REDEMPTION/EXCHANGE RIGHTS

  Limited partners will have rights to require the Operating Partnership to redeem part or all of their Units for cash (based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or the Company may elect to exchange such Units for shares of Common Stock (on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events), provided, however, that if the Company does not elect to exchange such Units for shares of Common Stock, a holder of Units that is a corporation or a limited liability company may require the Company to issue Common Stock in lieu thereof, subject to the Ownership Limit or such other limit as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors, as applicable. The Company presently anticipates that it will elect to issue Common Stock in exchange for Units in connection with each such redemption request, rather than having the Operating Partnership pay cash. With each such redemption or exchange, the Company's percentage ownership interest in the Operating Partnership will increase. This redemption/exchange right may be exercised by limited partners from time to time, in whole or in part, subject to the limitations that such right may not be exercised (i) prior to the expiration of two years following the consummation of the Offering or (ii) at any time to the extent such exercise would result in any person actually or constructively owning Common Stock in excess of the Ownership Limit or such other amount as provided in the Company's Articles of Incorporation or as otherwise permitted by the Board of Directors, as applicable, assuming Common Stock was issued in such exchange. See "Description of Capital Stock-- Restrictions on Ownership and Transfer." In addition, under certain circumstances the Units may be redeemed prior to the second anniversary of the consummation of the Offering in connection with the obligation of certain of the Continuing Investors to indemnify the Company in connection with the Formation Transactions. See "Formation and Structure of the Company-- Allocation of Consideration in the Formation Transactions."

REGISTRATION RIGHTS

  For a description of certain registration rights held by the Continuing Investors, see "Shares Available for Future Sale--Redemption/Exchange Rights/Registration Rights."

TAX MATTERS

  Pursuant to the Partnership Agreement, the Company will be the tax matters partner of the Operating Partnership and, as such, will have authority to make tax elections under the Code on behalf of the Operating Partnership.

  The net income or net loss of the Operating Partnership will generally be allocated to the Company and the limited partners in accordance with their respective percentage interests in the Operating Partnership, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder. See "Federal Income Tax Consequences--Tax Aspects of the Operating Partnership."

OPERATIONS

  The Partnership Agreement requires that the Operating Partnership be operated in a manner that will enable the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability. The Partnership Agreement provides that the net operating cash revenues of the Operating Partnership, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the Company (but not less frequently than quarterly) pro rata in accordance with the partners' respective percentage interests. Pursuant to the Partnership Agreement, the Operating Partnership will assume and pay when due, or reimburse the Company for payment of, all expenses it incurs relating to the ownership and operation of, or for the benefit of, the Operating Partnership and all costs and expenses relating to the operations of the Company.

DUTIES AND CONFLICTS

  Except as otherwise set forth in "Policies with Respect to Certain Activities--Conflicts of Interest Policies" and "Management--Employment Agreements," any limited partner of the Operating Partnership may engage in other business activities outside the Operating Partnership, including business activities that directly compete with the Operating Partnership.

CERTAIN LIMITED PARTNER APPROVAL RIGHTS

  The Partnership Agreement provides that if the Limited Partners own at least 5% of the outstanding Units (including Units held by the Company), the Company shall not, on behalf of the Operating Partnership, take any of the following actions without the prior consent of the holders of at least 50% of the Units representing limited partner interests: (i) dissolve the Operating Partnership, other than incident to a merger or sale of substantially all of the Company's assets; or (ii) prior to the seventh anniversary of the consummation of the Offering, sell certain specified assets, other than incident to a merger or sale of substantially all of the Company's assets.

TERM

  The Operating Partnership will continue in full force and effect for 99 years or until sooner dissolved pursuant to the terms of the Partnership Agreement.

                       SHARES AVAILABLE FOR FUTURE SALE

GENERAL

  Upon the consummation of the Offering and the Formation Transactions, the Company will have outstanding 9,260,000 shares of Common Stock 10,649,000 shares if the Underwriters' over-allotment option is exercised in full), all of which will be freely tradeable in the public market by persons other than "affiliates" of the Company without restriction or registration under the Securities Act.

  Each of the Continuing Investors has agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer to sell, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any Units or shares of Common Stock or other capital stock of the Company, or any securities convertible or exercisable or exchangeable for any Units or shares of Common Stock or other capital stock for a period of two years from the date of this Prospectus, and the Company has agreed not to offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any (other than pursuant to the Stock Incentive Plan) shares of Common Stock or other capital stock of the Company, or any securities convertible or exercisable or exchangeable for any Units or shares of Common Stock or other capital stock of the Company, for a period of one year from the date of this Prospectus, in each case without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, subject to certain limited exceptions. Notwithstanding the foregoing, the Units received by certain of the Continuing Investors in connection with the Formation Transactions will be pledged to secure their indemnification obligations pursuant to an agreement with the Company. See "Formation and Structure of the Company."

  The shares of Common Stock owned by "affiliates" of the Company, and the shares of Common Stock issuable upon exchange of Units (other than those issued pursuant to registration rights, as described below), will be subject to Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated with them in accordance with Rule 144) who has beneficially owned "restricted shares" (defined generally as shares acquired from the issuer or an affiliate in a non-public transaction) for at least two years, as well as any person who purchased unrestricted shares on the open market who may be deemed an affiliate of the Company, would be entitled to sell, subject to certain manner of sale, public information and notice requirements, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding number of shares of Common Stock or 1% of the average weekly trading volume of those shares during the four calendar weeks preceding each such sale. After restricted shares are held for three years, a person who is not then deemed an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to these volume limitations. Sales of shares of Common Stock by affiliates of the Company will continue to be subject to the volume limitations, unless resold under an effective registration statement under the Securities Act. The Commission has published a notice of proposed rulemaking which, if adopted as proposed, would shorten the applicable holding period under Rule 144(d) and Rule 144(k) to one and two years, respectively (from the current two- and three-year periods described above). The Company cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

  The Company has established the Stock Incentive Plan for the purpose of attracting and retaining executive officers, directors and other key employees. See "Management--Stock Incentive Plan." Upon the consummation of the Offering, the Company will issue in the aggregate options to purchase 430,000 shares of Common Stock to executive officers, directors and certain key employees and has reserved 570,000 additional shares of Common Stock for future issuance under the Stock Incentive Plan.

  Prior to the date of this Prospectus, there has been no public market for the shares of Common Stock. The shares of Common Stock have been approved for listing on the NYSE, subject to official notice of issuance. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock (including sales pursuant to Rule 144) or the availability of shares of Common Stock for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock (including shares of Common Stock issued upon the exercise of options or the exchange of Units), or the perception that such sales could occur, could adversely affect prevailing market prices of the shares of Common Stock and impair the Company's ability to obtain additional capital through the sale of equity securities. See "Risk Factors--Shares Available for Future Sale." For a description of certain restrictions on transfers of Common Stock held by certain stockholders of the Company, see "Underwriting" and "Description of Capital Stock--Restrictions on Ownership and Transfer."

REDEMPTION/EXCHANGE RIGHTS/REGISTRATION RIGHTS

  Each limited partner of the Operating Partnership will have the right to require the Operating Partnership to redeem part or all of their Units for cash (based on the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or, at the election of the Company, to exchange such Units for shares of Common Stock, at any time beginning two years after the completion of the Offering subject to the obligation of certain of the Continuing Investors to indemnify the Company in connection with the Formation Transactions. See "Formation and Structure of the Company--Allocation of Consideration in the Formation Transactions." If the corporation does not elect to exchange such Units for shares of Common Stock, a Unitholder that is a corporation or a limited liability company may require the Company to issue shares of Common Stock in lieu of cash, subject to the Ownership Limit or such other amount as provided in the Company's Articles of Incorporation, as applicable. Upon completion of the Formation Transactions, an aggregate of approximately 1,653,835 Units will be held by limited partners of the Operating Partnership. If the Company elects to exchange Units for Common Stock, each Unit will be exchangeable for one share of Common Stock, subject to adjustment in the event of stock splits, distribution of rights, extraordinary dividends and similar events.

  In order to protect the Company's status as a REIT, a holder of Units is prohibited from exchanging such Units for shares of Common Stock, to the extent that as a result of such exchange any person would own or would be deemed to own, actually or constructively, more than 8.0% of the Common Stock, except to the extent such holder has been granted an exception to the Ownership Limit. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

  The Company has granted the Continuing Investors receiving Units in connection with the Formation Transactions certain registration rights (collectively, the "Registration Rights") with respect to the shares of Common Stock acquired upon exchange of Units (the "Registrable Shares"). The Company has agreed to file and generally keep continuously effective beginning two years after the completion of the Offering a registration statement covering the issuance of shares upon exchange of Units and the resale thereof. The Company will bear expenses incident to its registration obligations upon exercise of the Registration Rights, including the payment of federal securities law and state Blue Sky registration fees, except that it will not bear any underwriting discounts or commissions or transfer taxes relating to registration of Registrable Shares.

REINVESTMENT AND SHARE PURCHASE PLAN

  The Company is considering the adoption of a Distribution Reinvestment and Share Purchase Plan that would allow stockholders to automatically reinvest cash distributions on their outstanding shares of Common Stock and/or Units to purchase additional shares of Common Stock at a discounted price and without the payment of any brokerage commission or service charge. Stockholders would also have the option of investing limited additional amounts by making cash payments. No decision has been made yet by the Company whether or not to adopt such a plan and there can be no assurance that such a plan will ever be adopted by the Company.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following summary of material federal income tax considerations regarding the Company and the Offering is based on current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Latham & Watkins, tax counsel to the Company, as to the material federal income tax considerations relevant to purchasers of the Common Stock. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws, including, without limitation, certain financial institutions, life insurance companies, dealers in securities or currencies, stockholders holding Common Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Stockholders") or foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "Taxation of Non-U.S. Stockholders"). In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to prospective stockholders.

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General. The Company plans to make an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1996. The Company believes that, commencing with its taxable year ending December 31, 1996, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code commencing with such taxable year, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate or continue to operate in such a manner so as to qualify or remain qualified.

  These sections of the Code and the corresponding Treasury Regulations are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  Latham & Watkins has acted as tax counsel to the Company in connection with the Offering and the Company's election to be taxed as a REIT. In the opinion of Latham & Watkins, commencing with the Company's taxable year ending December 31, 1996, the Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of the Company, the Operating Partnership and the Services Company, and is conditioned upon certain representations made by the Company as to factual matters. In addition, this opinion is based upon the factual representations of the Company concerning its business and properties as set forth in this Prospectus and assumes that the actions described in this Prospectus are completed in a timely fashion. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure to Qualify."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows. First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (defined generally as property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19 and that such treatment is not modified by certain revenue proposals in the Administration's 1997 Budget Proposal.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association; (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).

  The Company believes that upon consummation of the Offering it will have issued sufficient shares of Common Stock with sufficient diversity of ownership pursuant to the Offering to allow it to satisfy conditions (v) and
(vi). In addition, the Company's Articles of Incorporation provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described in "Description of Capital Stock-- Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "--Failure to Qualify." In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company will have a calendar taxable year.

  Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets and items of income of the Operating Partnership (including the Operating Partnership's share of such items of any subsidiary partnerships) will be treated as assets and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "--Tax Aspects of the Operating Partnership." The Company has direct control of the Operating Partnership and intends to operate it consistent with the requirements for qualification as a REIT.

  Income Tests. In order to maintain its qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, subject to certain exceptions in the year in which the Company is liquidated, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. For purposes of applying the 30% gross income test, the holding period of Properties acquired by the Operating Partnership in the Formation Transactions will be deemed to have commenced on the date of acquisition.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not; (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above); (ii) rent any property to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT); (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

  The Services Company will receive fees in exchange for the performance of certain development activities. Such fees will not accrue to the Company, but the Company will derive its allocable share of dividends from the Services Company through its interest in the Operating Partnership, which qualify under the 95% gross income test, but not the 75% gross income test. The Company believes that the aggregate amount of any nonqualifying income in any taxable year will not exceed the limit on nonqualifying income under the gross income tests.

  The Operating Partnership will receive fees in exchange for the performance of certain management activities for third parties with respect to properties in which the Operating Partnership does not own an interest, including certain of the Excluded Properties. Such fees will result in nonqualifying income to the Company under the 95% and 75% gross income tests. The Company believes that the aggregate amount of nonqualifying income, including such fees, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company would not qualify as a REIT. As discussed above in "Federal Income Tax Considerations--Taxation of the Company--General," even if these relief provisions apply, a 100% tax would be imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. No similar mitigation provision provides relief if the Company fails the 30% gross income test. In such case, the Company would cease to qualify as a REIT.

  Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by the Operating Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties as are consistent with the Operating Partnership's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including its allocable share of the assets held by the Operating Partnership) must be represented by real estate assets including (i) its allocable share of real estate assets held by partnerships in which the Company owns a direct or indirect interest (such as the Operating Partnership) and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets (including its allocable share of the assets held by the Operating Partnership) may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  As described above, the Operating Partnership owns 100% of the non-voting preferred stock of the Services Company, and by virtue of its ownership of interests in the Operating Partnership, the Company will be considered to own its pro rata share of such stock. See "Structure and Formation of the Company." The Operating Partnership does not and will not own any of the voting securities of the Services Company, and therefore the Company will not be considered to own more than 10% of the voting securities of the Services Company. In addition, the Company believes (and has represented to tax counsel to the Company for purposes of its opinion, as described above) that the value of its pro rata share of the securities of the Services Company to be held by the Operating Partnership will not exceed, at the closing of the Offering, 5% of the total value of the Company's assets, and will not exceed such amount in the future. Latham & Watkins, in rendering its opinion as to the qualification of the Company as a REIT, is relying on the representation of the Company to such effect. No independent appraisals have been obtained to support this conclusion. There can be no assurance that the IRS will not contend that the value of the securities of the Services Company held by the Company (through the Operating Partnership) exceeds the 5% value limitation.

  The 5% value test must be satisfied not only on the date that the Company (directly or through the Operating Partnership) acquires securities in the Services Company, but also each time the Company increases its ownership of securities of the Services Company (including as a result of increasing its interest in the Operating Partnership as a result of Company capital contributions to the Operating Partnership or as limited partners exercise their redemption/exchange rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in the Operating Partnership's overall interest in the Services Company.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in the Operating Partnership), the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding the Company's net capital gain) and (b) 95% of the excess of the net income, if any, from foreclosure property over the tax imposed on such income, minus (ii) the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount or purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of "REIT Taxable Income" as described in clause (i)(a) above. In addition, if the Company disposes of any Built-In Gain Asset during its

Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. Such distributions are taxable to holders of Common Stock (other than tax-exempt entities, as discussed below) in the year in which paid, even though such distributions relate to the prior year for purposes of the Company's 95% distribution requirement. The amount distributed must not be preferential--i.e., each holder of shares of Common Stock must receive the same distribution per share. A REIT may have more than one class of capital stock, as long as distributions within each class are pro rata and non-preferential. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company intends to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements.

  It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings, to pay dividends in the form of taxable stock dividends.

  If the Company fails to meet the 95% distribution test due to certain adjustments (e.g., an increase in the Company's income or a decrease in its deduction for dividends paid) by reason of a judicial decision or by agreement with the IRS, the Company may pay a "deficiency dividend" to holders of shares of Common Stock in the taxable year of the adjustment, which dividend would relate back to the year being adjusted. In such case, the Company would also be required to pay interest to the IRS and would be subject to any applicable penalty provisions.

  Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY

  As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction otherwise available with respect to dividends received by U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his shares of Common Stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of Common Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as long-term capital gains (or short-term capital gain if the shares have been held for one year or less), provided that the shares have been held as a capital asset. Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

  Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of Common Stock, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for the 28% maximum capital gains rate by the amount of such gain with respect to such Common Stock.

  Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Common Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of capital gain dividends received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

  The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares of Common Stock as "debt financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business, the dividend income from the Company will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of Common Stock will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

  For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

  Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

  A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of certain limitations on transfer and ownership of Common Stock contained in the Articles of Incorporation, the Company does not expect to be classified as a "pension held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

  The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances, including, for example, if the investment in the Company is connected to the conduct by a Non-U.S. Stockholder of a U.S. trade or business. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Common Stock, including any reporting requirements.

  Distributions. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations, not currently in effect, however, a Non-U.S. Stockholder who wished to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption discussed above.

  Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholders's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

  Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless
(i) investment in the Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be entitled to offset its gross income by allowable deductions and would pay tax on the resulting taxable income at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation and is not entitled to treaty relief or exemption, as discussed above. The Company is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability. To the extent that such withholding exceeds the actual tax owed by the Non-U.S. Stockholder, the Non-U.S. Stockholder may claim a refund from the IRS.

  The Company or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares of Common Stock on behalf of a Non-U.S. Stockholder will bear the burden of withholding, provided that the Company has properly designated the appropriate portion of a distribution as a capital gain dividend.

  Sale of Common Stock. Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of Common Stock generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The Common Stock will not constitute a "United States real property interest" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non- U.S. Stockholders. The Company believes that at the closing of the Offering it will be a "domestically controlled REIT," and therefore that the sale of shares of Common Stock will not be subject to taxation under FIRPTA. However, because the shares of Common Stock will be publicly traded, no assurance can be given that the Company will continue to be a "domestically-controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of shares of Common Stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

  If the Company does not qualify as or ceases to be a "domestically-controlled REIT," gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of Common Stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" unless the shares are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and the selling Non-U.S. Stockholder held no more than 5% (after applying certain constructive ownership rules) of the shares of Common Stock during the shorter of (i) the period during which the taxpayer held such shares, or (ii) the 5-year period ending on the date of the disposition of such shares. If gain on the sale or exchange of shares of Common Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price.

  Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends or
(iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  New Proposed Regulations. The United States Treasury has recently issued proposed Treasury Regulations regarding the withholding and information reporting rules discussed above. In general, the proposed Treasury Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. If finalized in their current form, the proposed Treasury Regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

  General. Substantially all of the Company's investments will be held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership. See "--Taxation of the Company."

  Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership was treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests (see "--Taxation of the Company--Asset Tests" and "--Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "Federal Income Tax Consequences-- Taxation of the Company--Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, a change in the Operating Partnership's status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

  An organization formed as a partnership will be treated as a partnership for federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests. The Company has not requested, and does not intend to request, a ruling from the IRS that the Operating Partnership will be treated as a partnership for federal income tax purposes. However, in connection with the closing of the Formation Transactions, Latham & Watkins will deliver an opinion to the Company stating that based on the provisions of the Partnership Agreement and certain factual assumptions and representations described in the opinion, the Operating Partnership will be treated as a partnership for federal income tax purposes (and not as an association or a publicly traded partnership taxable as a corporation). Unlike a private letter ruling, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership as a partnership for federal income tax purposes.

If such challenge were sustained by a court, the Operating Partnership could be treated as a corporation for federal income tax purposes.

  Recently proposed Treasury Regulations (the "Proposed Regulations"), if finalized in their present form, would eliminate the four factor test described above and, in its place, permit a partnership or limited liability company to elect to be taxed as a partnership for federal income tax purposes without regard to the number of corporate characteristics possessed by such entity. The Proposed Regulations are proposed to apply for tax periods beginning on or after the date that final regulations are published by the IRS. Until that time, the existing regulations will continue to apply. The Proposed Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods to which the existing Treasury Regulations apply if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity claimed that same classification in all prior years, and (iii) as of the date that the Proposed Regulations were published, neither the entity nor any partner or member of the entity had been notified in writing that the classification of the entity is under examination by the IRS. Therefore, if the Proposed Regulations are finalized in their present form and the Operating Partnerships meets the conditions above, the IRS will not challenge the status of the Operating Partnership as a partnership for tax purposes.

  Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  The Partnership Agreement provides that net income or net loss of the Operating Partnership will generally be allocated to the Company and the limited partners in accordance with their respective percentage interests in the Operating Partnership. Notwithstanding the foregoing, such agreement provides that certain interest deductions and income from the discharge of certain indebtedness of the Operating Partnership, attributable to loans transferred to the Operating Partnership by certain Continuing Investors, will be allocated disproportionately to such Continuing Investors. In addition, allocations of net income or net loss will be subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder.

  Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at such time (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including the Properties). Consequently, the Partnership Agreement requires that such allocations be made in a manner consistent with
Section 704(c) of the Code.

  In general, the principals of KI and other Continuing Investors who are limited partners of the Operating Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to such limited partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the Formation Transactions. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Taxation of the Company--Annual Distribution Requirements."

  Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have not yet decided which will be used to account for Book-Tax Differences with respect to the Properties initially contributed to the Operating Partnership.

  With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Code will not apply.

  Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

  If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) will constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), such distributions and constructive distributions will constitute long-term capital gain.

SERVICES COMPANY

  A portion of the cash to be used by the Operating Partnership to fund distributions to partners, and in turn to fund distributions by the Company to its stockholders, is expected to come from the Services Company, through dividends on non-voting preferred stock to be held by the Operating Partnership. The Services Company will not qualify as a REIT and will pay federal, state and local income taxes on its taxable income at normal corporate rates. The federal, state and local income taxes that the Services Company is required to pay will reduce the cash available for distribution by the Company to its stockholders.

  As described above, the value of the Company's indirect interest in the securities of the Services Company held by the Operating Partnership cannot exceed 5% of the value of the Company's total assets at the end of any calendar quarter in which the Company acquires such securities or increases its interest in such securities (including as a result of the Company increasing its interest in the Operating Partnership). See "--Taxation of the Company--Asset Tests." This limitation may restrict the ability of the Services Company to increase the size of its business unless the value of the assets of the Company or the Operating Partnership is increasing at a commensurate rate.

OTHER TAX CONSEQUENCES

  The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                             ERISA CONSIDERATIONS

  The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser (including, with respect to the discussion contained in "--Status of the Company, the Operating Partnership and the Partnerships under ERISA," to a prospective purchaser that is not an employee benefit plan, another tax-qualified retirement plan or an individual retirement account ("IRA")). This discussion does not propose to deal with all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan shareholders (including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of
Section 4975 of the Code, and governmental plans and church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to state law requirements) in light of their particular circumstances.

  A FIDUCIARY MAKING THE DECISION TO INVEST IN SHARES OF COMMON STOCK ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN ERISA PLAN, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA OR OTHER EMPLOYEE BENEFIT PLAN IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTION 4975 OF THE CODE, AND (TO THE EXTENT NOT PRE-EMPTED) STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF SHARES OF COMMON STOCK BY SUCH PLAN OR IRA. Plans should also consider the entire discussion under the heading "Federal Income Tax Considerations," as material contained therein is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase the Common Stock.

EMPLOYEE BENEFIT PLANS, TAX-QUALIFIED RETIREMENT PLANS AND IRAS

  Each fiduciary of an employee benefit plan subject to Title I of ERISA (an "ERISA Plan") should carefully consider whether an investment in shares of Common Stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require
(i) an ERISA Plan's investments to be prudent and in the best interests of the ERISA Plan, its participants and beneficiaries, (ii) an ERISA Plan's investments to be diversified in order to reduce the risk of large losses, unless it is clearly prudent not to do so, (iii) an ERISA Plan's investments to be authorized under ERISA and the terms of the governing documents of the ERISA Plan and (iv) that the fiduciary not cause the ERISA Plan to enter into transactions prohibited under Section 406 of ERISA. In determining whether an investment in shares of Common Stock is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow and funding requirements of the ERISA Plan, and the liquidity and current return of the ERISA Plan's portfolio. A fiduciary should also take into account the nature of the Company's business, the length of the Company's operating history and other matters described under "Risk Factors."

  The fiduciary of an IRA or of an employee benefit plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents, not prohibited under Section 4975 of the Code and permitted under applicable state law.

STATUS OF THE COMPANY, THE OPERATING PARTNERSHIP AND THE PARTNERSHIPS UNDER
ERISA

  A prohibited transaction may occur if the assets of the Company are deemed to be assets of the investing Plans and disqualified persons deal with such assets. In certain circumstances where a Plan holds an interest in an entity, the assets of the entity are deemed to be Plan assets (the "look-through rule"). Under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets is a Plan fiduciary. Plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued regulations, effective March 13, 1987 (the "Regulations"), that outline the circumstances under which a Plan's interest in an entity will be subject to the look-through rule.

  The Regulations apply only to the purchase by a Plan of an "equity interest" in an entity, such as common stock of a REIT. However, the Regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities."

  Under the Regulations, a "publicly-offered security" is a security that is
(i) freely transferable, (ii) part of a class of securities that is widely-held and (iii) either (a) part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or (b) sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such longer period allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less, any restriction on or prohibition against any transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not of itself prevent the security from being considered freely transferable. A class of securities is considered "widely-held" if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another.

  The Company anticipates that the Common Stock will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the Company anticipates that the Common Stock will be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those required under federal tax laws to maintain the Company's status as a REIT. Second, the Company believes that the Common Stock will be held by 100 or more investors and that at least 100 or more of these investors will be independent of the Company and of one another. Third, the Common Stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and will be registered under the Exchange Act within 120 days after the end of the fiscal year of the Company during which the offering of such securities to the public occurs. Accordingly, the Company believes that if a Plan purchases the Common Stock, the Company's assets should not be deemed to be Plan assets and, therefore, that any person who exercises authority or control with respect to the Company's assets should not be a Plan fiduciary.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated ("Prudential Securities"), Donaldson, Lufkin & Jenrette Securities Corporation, J.P. Morgan Securities Inc. and Smith Barney Inc. are acting as representatives ("Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                      NUMBER OF
      UNDERWRITER                                                      SHARES
      -----------                                                     ---------
   Prudential Securities Incorporated................................
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   J.P. Morgan Securities Inc........................................
   Smith Barney Inc..................................................
                                                                      ---------
     Total........................................................... 9,260,000
                                                                      =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through their Representatives, have advised the Company that they propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus;
that the Underwriters may allow to selected dealers a concession of $    per
share, and that such dealers may re-allow a concession of $    per share to
certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,389,000 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to 9,260,000.

  The Company has agreed to indemnify the several Underwriters against or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Each of the Continuing Investors has agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer to sell, pledge, grant of any option to purchase or other sale or disposition) of any Units or shares of Common Stock or other capital stock of the Company, or any securities convertible or exercisable or exchangeable for any Units or shares of Common Stock or other capital stock for a period of two years from the date of this Prospectus, and the Company has agreed not to offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any (other than pursuant to the Stock Incentive Plan) shares of Common Stock or other capital stock of the Company, or any securities convertible or exercisable or exchangeable for any Units or shares of Common Stock or other capital stock of the Company, for a period of one year from the date of this Prospectus, in each case without the prior written consent of Prudential Securities, on behalf of the Underwriters, subject to certain limited exceptions. Notwithstanding the foregoing, the Units received by certain of the Continuing Investors in connection with the Formation Transactions will be pledged to secure their indemnification obligations pursuant to an agreement with the Company. See "Formation and Structure of the Company."

  The shares of Common Stock have been approved for listing on the NYSE, subject to official notice of issuance. In order to meet one of the requirements for listing the shares of Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such determination were prevailing market conditions, dividend yields and financial characteristics of publicly traded REITs that the Company and the Representatives believe to be comparable to the Company, the present state of the Company's financial and business operations, the Company's management, estimates of the business and earnings potential of the Company and the prospects for the industry in which the Company operates.

  Upon consummation of the Offering, Prudential Securities will receive
approximately $   of the net proceeds from the Offering as repayment of
indebtedness, fees and related interest expected to be accrued and unpaid as of such date. See "Use of Proceeds."

  The Prudential Insurance Company of America, an affiliate of Prudential Securities, is a tenant in one of the Office Properties located in Kilroy Long Beach, leasing approximately 2,189 square feet of space.

  The Company will pay to the Representatives advisory fees equal, in the aggregate, to 0.75% of the gross proceeds received by the Company in the Offering, for investment banking services relating to, among other things, the structuring of the Formation Transactions and the Offering.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offering will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Legal matters relating to Maryland law, including the validity of the issuance of the shares of Common Stock offered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York. In addition, the description of federal income tax consequences contained in this Prospectus under "Federal Income Tax Consequences" is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Latham & Watkins, special tax counsel to the Company as to the material federal income tax consequences of the Offering.

                                    EXPERTS

  The financial statements of Kilroy Realty Corporation as of September 30, 1996, the Kilroy Group as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, and the Acquisition Properties for the year ended December 31, 1995 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance on the reports of such firm, given upon their authority as experts in auditing and accounting.

  In addition, certain statistical information provided under the captions "Prospectus Summary--The Company's Southern California Submarkets" and "Business and Properties--The Company's Southern California Submarkets" has been prepared by Robert Charles Lesser & Co., and is included herein in reliance upon the authority of such firm as expert in, among other things, real estate consulting and urban economics.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street N.W., Washington, D.C. 20599, a Registration Statement (of which this Prospectus is a part) on Form S-11 under the Securities Act and the rules and regulations promulgated thereunder with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and financial statements thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or by way of the Commission's Internet address, http://www.sec.gov.

  Following the consummation of the Offering, the Company will be required to file reports and other information with the Commission pursuant to the Exchange Act. In addition to applicable legal or New York Stock Exchange requirements, if any, the Company intends to furnish its stockholders with annual reports containing consolidated audited financial statements with a report thereon by the Company's independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                                   GLOSSARY

  "Acquisition Properties" means the two office buildings and related assets that comprise Kilroy Long Beach Phase I and the Thousand Oaks Office Property that are expected to be acquired by the Company concurrently with the completion of the Offering, including, with respect to Kilroy Long Beach Phase I, the ground lease with respect thereto.

  "ADA" means the Americans with Disabilities Act, enacted on July 26, 1990.

  "Audit Committee" means the audit committee of the Board of Directors.

  "base rent" means gross rent excluding payments by tenants on account of real estate taxes, operating expenses and utility expenses.

  "Class A office buildings" means office buildings that have excellent location and access, attract major corporate tenants, have high quality finishes, are well maintained, professionally managed and are either new buildings or buildings that are competitive with new buildings.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the Securities and Exchange Commission.

  "Common Stock" means common stock, par value $.01 per share, of the Company.

  "Company" means Kilroy Realty Corporation and its subsidiaries on a consolidated basis, including the Operating Partnership and the Services Company.

  "Continuing Investors" shall mean the persons and entities receiving Units in connection with the Formation Transactions.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Executive Committee" means the executive committee of the Board of Directors.

  "Executive Compensation Committee" means the compensation committee of the Board of Directors.

  "Formation Transactions" means those transactions relating to the organization of the Company and its subsidiaries, including the transfer of the Properties and other assets to the Company, as described under "Formation and Structure of the Company--Formation Transactions."

  "Funds from Operations" means, in accordance with the resolution adopted by the Board of Governors of NAREIT, net income (loss) computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures.

  "Independent Director" means a director of the Company who is not an employee or officer of the Company or a subsidiary or division thereof, or a relative of a principal executive officer, and who is not an individual member of an organization acting as advisor, consultant or legal counsel, receiving compensation on a continuing basis from the Company in addition to director's fees.

  "Industrial Properties" means the nine industrial properties in which the Company will have an ownership interest upon completion of the Offering.

  "IRAs" means individual retirement accounts.

  "IRS" means the Internal Revenue Service.

  "KI" means Kilroy Industries, a California corporation, operating the Company's business prior to the consummation of the Offering and the Formation Transactions.

  "Kilroy Group" means KI and the partnerships and trusts affiliated with KI that prior to the Offering owned the Properties and other assets being transferred to the Company in the Formation Transactions.

  "Kilroy Realty Corporation" means Kilroy Realty Corporation, a Maryland corporation with its principal office at 2250 East Imperial Highway, Suite 1200, El Segundo, California 90245.

  "LAX" means Los Angeles International Airport.

  "look-through rule" means the ERISA rule providing that in certain circumstances where a Plan holds an interest in an entity, the assets of the entity are deemed to be the Plan's assets.

  "MGCL" means the Maryland General Corporation Law.

  "Mortgage Loan" means the $75 million mortgage loan, the closing of which is a condition to the completion of the Offering, to be obtained by the Company concurrently with the consummation of the Offering.

  "NAREIT" means the National Association of Real Estate Investment Trusts.

  "net absorption" means with respect to a specified area the net increase in occupied rentable space.

  "NYSE" means the New York Stock Exchange, Inc.

  "Offering" means the initial public offering of shares of Common Stock of Kilroy Realty Corporation pursuant to and as described in this Prospectus.

  "Office Properties" means the ten Class A office properties in which the Company will have an ownership interest upon completion of the Offering, including consummation of the formation transactions and acquisition of the Acquisition Properties.

  "Omnibus Agreement" means the agreement by and among each of the members of the Continuing Investors and the Company pursuant to which the Continuing Investors will contribute their interests in the Properties (other than the Acquisition Properties), and certain other related assets, in exchange for Units representing limited partnership interests in the Operating Partnership.

  "Operating Partnership" means Kilroy Realty, L.P., a Delaware limited partnership with its office at 2250 East Imperial Highway, Suite 1200, El Segundo, California 90245, organized in the Formation Transactions and through which all of the Company's interests in the Properties will be held and real estate activities will be conducted.

  "Ownership Limit" means the restriction contained in the Company's Articles of Incorporation providing that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 8.0% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock.

  "Partnership Agreement" means the Agreement of Limited Partnership of the Operating Partnership, as amended from time to time.

  "Partnerships" means those corporations, general and limited partnerships and trusts affiliated with Kilroy Industries whose Properties are being acquired by the Operating Partnership.

  "Plans" means employee benefit plans and IRAs.

  "Preferred Stock" means shares of preferred stock, par value $.01 per share, of the Company.

  "Properties" means the assets owned by the Partnerships and contributed to the Company by the Continuing Investors in connection with the Formation Transactions, including, but not limited to, real property and the Acquisition Properties.

  "Prospectus" means this prospectus relating to the sale of up to 8,750,000 shares of Common Stock of the Company in the Offering, plus the 1,312,500 shares subject to the Underwriters' over-allotment option.

  "Regulations" means regulations issued by the United States Department of Labor defining "plan assets."

  "REIT" means a real estate investment trust as defined in Section 856 of the Code which meets the requirements for qualification as a REIT described in Sections 856 through 860 of the Code.

  "Related Party Tenant" means a tenant of a REIT in which the REIT, or an owner of 10% or more of the REIT, actually or constructively owns a 10% or greater ownership interest.

  "rentable square feet" means a building's usable area plus common areas and penetrations, expressed collectively in square feet which are allocated pro rata to tenants.

  "Representatives" means Prudential Securities Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc., as representatives of the Underwriters.

  "Rule 144" means Rule 144 promulgated under the Securities Act.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Services Company" means Kilroy Services, Inc., a Maryland corporation with its principal office at 2250 East Imperial Highway, Suite , El Segundo, CA 90245, which will perform certain development services, and the economic value of which will be owned 95% by the Operating Partnership and 5% collectively by John B. Kilroy, Sr. and John B. Kilroy, Jr.

  "Stock Incentive Plan" means the Company's stock incentive plan, as further described in this Prospectus under the caption entitled "Management--Stock Incentive Plan."

  "Thousand Oaks Office Property" means the office building and related realty located at 2829 Townsgate Road, Thousand Oaks, California.

  "Treasury Regulations" means regulations of the U.S. Department of Treasury under the Code.

  "Underwriters" means each of the Underwriters named in the section of this Prospectus entitled "Underwriting."

  "Underwriting Agreement" means the Underwriting Agreement between the Company and the Representatives relating to the purchase of the Common Stock offered hereby.

  "Units" means limited and general partnership interests representing an ownership interest in the Operating Partnership.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Kilroy Realty Corporation
 Pro Forma (Unaudited):
  Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996......  F-2
  Notes to Pro Forma Condensed Consolidated Balance Sheet.................  F-3
  Pro Forma Condensed Consolidated Statements of Operations for the six
   months ended
   June 30, 1996 and the Year Ended December 31, 1995.....................  F-6
  Notes to Pro Forma Condensed Consolidated Statements of Operations......  F-7
 Historical:
  Independent Auditors' Report............................................  F-8
  Balance Sheet as of September 30, 1996..................................  F-9
  Notes to Balance Sheet.................................................. F-10
Kilroy Group (Predecessor Affiliates)
  Independent Auditors' Report............................................ F-12
  Combined Balance Sheets as of June 30, 1996 (unaudited), and December
   31, 1995 and 1994...................................................... F-13
  Combined Statements of Operations for the six months ended June 30, 1996 and 1995 (unaudited) and the three years Ended December 31, 1995....... F-14
  Combined Statements of Accumulated Deficit for the six months ended June
   30, 1996 (unaudited) and for the three years Ended December 31, 1995... F-15
  Combined Statements of Cash Flows for the six months ended June 30, 1996 and 1995 (unaudited) and the three years Ended December 31, 1995....... F-16
  Notes to Combined Financial Statements.................................. F-17
Acquisition Properties
  Independent Auditors' Report............................................ F-26
  Combined Historical Summaries of Certain Revenues and Certain Expenses
   for the six months ended June 30, 1996 (unaudited) and for the year ended December 31, 1995................................................ F-27
  Notes to Combined Historical Summaries of Certain Revenues and Certain
   Expenses............................................................... F-28

                           KILROY REALTY CORPORATION

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996
                                  (UNAUDITED)
                                (IN THOUSANDS)

  This unaudited pro forma condensed consolidated balance sheet is presented as if (i) the transfer of the Properties and business and operations of the Kilroy Group pursuant to the Formation Transactions and (ii) the Offering, the Mortgage Loan and use of proceeds to repay indebtedness and purchase the Acquisition Properties had each occurred on June 30, 1996. Such pro forma information is based upon the historical balance sheet of the Kilroy Group at June 30, 1996. The acquisition of the Properties (other than the Acquisition Properties, which will be recorded at the Company's cost) and business and operations of the Kilroy Group will be recorded by the Company at the historical cost reflected in the Kilroy Group financial statements. This pro forma condensed balance sheet should be read in conjunction with the pro forma condensed statement of operations of the Company and the historical combined financial statements and notes thereto of the Kilroy Group and the historical combined financial statements of the Acquisition Properties included elsewhere in this Prospectus. See "The Company" and "Use of Proceeds."

  The unaudited pro forma condensed balance sheet is not necessarily indicative of what the actual financial position of the Company would have been assuming the Company had been formed and the consummation of the Formation Transactions, the Offering and the Mortgage Loan and the use of proceeds thereof, and the acquisition of the Acquisition Properties at June 30, 1996, nor does it purport to represent the future financial position of the Company.

                                                   JUNE 30, 1996
                                        ---------------------------------------
                                                                  KILROY REALTY
                          KILROY REALTY   KILROY                   CORPORATION
                           CORPORATION    GROUP     PRO FORMA       PRO FORMA
                           HISTORICAL   HISTORICAL ADJUSTMENTS    CONSOLIDATED
                          ------------- ---------- -----------    -------------
                               (A)         (B)
         ASSETS
Rental properties, net
 of accumulated
 depreciation and
 amortization...........    $     --     $110,320   $  36,300 (C)   $146,620
Cash and cash
 equivalents............            1                     942 (D)        943
Tenant receivables,
 net....................                    3,892                      3,892
Deferred charges and
 other assets, net of
 accumulated
 amortization...........                    7,613         (66)(E)      7,547
                            ---------    --------   ---------       --------
   Total................    $       1    $121,825   $  37,176       $159,002
                            =========    ========   =========       ========
     LIABILITIES AND
      STOCKHOLDERS'
    EQUITY (DEFICIT)
Liabilities:
 Debt...................    $     --     $204,601   $(129,601)(F)   $ 75,000
 Accounts payable and
  accrued expenses......                    2,029                      2,029
 Accrued construction
  costs.................                      804        (804)(G)
 Accrued property
  taxes.................                      220                        220
 Accrued interest
  payable...............                    1,380      (1,380)(H)
 Rent received in
  advance and tenant
  security deposits.....                    8,074                      8,074
                            ---------    --------   ---------       --------
   Total liabilities....                  217,108    (131,785)        85,323
                            ---------    --------   ---------       --------
Minority interest.......                               11,199 (I)     11,199
                                                    ---------       --------
Stockholders' equity
 (deficit):
 Common stock...........                                   93 (J)         93
 Additional paid-in
  capital...............            1                 168,868 (J)     62,387
                                                      (11,199)(I)
                                                      (95,283)(K)
 Accumulated deficit....                  (95,283)     95,283 (K)
                            ---------    --------   ---------       --------
   Total stockholders'
    equity (deficit)....            1     (95,283)    157,762         62,480
                            ---------    --------   ---------       --------
   Total................    $       1    $121,825   $  37,176       $159,002
                            =========    ========   =========       ========

                           KILROY REALTY CORPORATION

      NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

PRO FORMA ADJUSTMENTS

  These pro forma adjustments are to reflect the Offering, the Formation Transactions, including the transfer of the Properties, the purchase of the Acquisition Properties and the Mortgage Loan and the use of proceeds thereof.

(A) Reflects Kilroy Realty Corporation audited balance sheet as of September 30, 1996.

(B) Reflects Kilroy Group unaudited historical combined balance sheet as of June 30, 1996.

(C) Reflects the cost of the Acquisition Properties.

(D) The adjustment to pro forma cash and cash equivalents was determined as follows:

   . Net proceeds from the Offering after underwriting discount and estimated issuance costs of $15,464............................  $ 169,736
   . Net proceeds from the 8.72% Mortgage Loan after estimated
     issuance cost of $750..........................................     74,250
                                                                      ---------
   . Net proceeds...................................................    243,986
   . Repayment of mortgage debts ...................................   (204,601)
   . Purchase of Acquisition Properties.............................    (36,300)
   . Payment of accrued interest....................................       (643)
   . Payment of Debt Issuance Costs.................................     (1,500)
                                                                      ---------
   Net increase in cash and cash equivalents........................  $     942
                                                                      =========
   (E)Reflects the net decrease as follows:
   . Issuance costs of the Mortgage Financing and Line of Credit....  $   2,250
   . Write-off of loan costs relating to repayment of mortgage
    debt............................................................     (2,316)
                                                                      ---------
   Net decrease in deferred charge..................................  $     (66)
                                                                      =========

(F) Reflects the net decrease as follows:

   . Issuance of $75,000 aggregate principal amount of 8.72%
     Mortgage Loan payable principal and interest monthly only until maturity in 2003...............................................  $  75,000
   . Repayment of mortgage debt from net proceeds of the Offering
     and the Mortgage Loan..........................................   (204,601)
                                                                      ---------
   Net decrease in mortgage debt....................................  $(129,601)
                                                                      =========

(G) Amount represents a liability for construction costs which will not be assumed by Kilroy Realty Corporation.

(H) Amount represents accrued interest which will not be assumed by Kilroy Realty Corporation ($737) and accrued interest paid ($643) in connection with the repayment of mortgage debt.

                           KILROY REALTY CORPORATION

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                    BALANCE SHEET (UNAUDITED)--(CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


(I) Reflects the estimated minority interest of the Continuing Investors in the Operating Partnership computed as follows:

Pro forma total assets................................................ $159,001
Pro forma total liabilities...........................................  (85,323)
                                                                       --------
Pro forma net book value of Operating Partnership..................... $ 73,678
                                                                       ========
Continuing Investors minority interest at 15.2%....................... $ 11,199
                                                                       ========

(J) Reflects the issuance of 9,260,000 shares of Common Stock, par value $.01 per share, at an assumed initial Offering price of $20.00 per share. The following table sets forth the adjustments to additional paid-in capital:

   . Net proceeds from the Offering of Common Stock after
     underwriting discounts and commissions and estimated issuance costs of $15,464................................................  $169,736
     Less: par value of Common Stock of 9,260,000 shares at $.01 par
     per share.......................................................       (93)
   . Accrued interest of $737 which will not be assumed by Kilroy
     Realty Corporation..............................................       737
   . Write-off of loan costs relating to repayment of mortgage debt..    (2,316)
   . Liability for construction costs which will not be assumed by
     Kilroy Realty Corporation.......................................       804
                                                                       --------
   Net adjustment to additional paid-in capital......................  $168,868
                                                                       ========

(K) Reflects the reclassification of the accumulated deficit.

                           KILROY REALTY CORPORATION

     PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

        SIX MONTHS ENDED JUNE 30, 1996 AND YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The unaudited pro forma condensed consolidated statements of operations are presented as if (i) the transfer of the Properties (other than the Acquisition Properties) and business and operations of the Kilroy Group pursuant to the Formation Transactions and (ii) the Offering and the Mortgage Loan, and the use of proceeds thereof to repay indebtedness and purchase the Acquisition Properties, each had occurred on January 1, 1995. Such pro forma information is based upon the historical results of operations of the Kilroy Group for the six months ended June 30, 1996, and the year ended December 31, 1995. This pro forma condensed consolidated statements of operations should be read in conjunction with the pro forma condensed consolidated balance sheet of the Company and the historical combined financial statements and notes thereto of the Kilroy Group and the Combined Historical Summaries of Certain Revenues and Certain Expenses of the Acquisition Properties and notes thereto included elsewhere in this Prospectus. Reference is also made to "The Company" and "Use of Proceeds."

  The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of what the actual results of operations of the Company would have been assuming the Company had been formed and the consummation of the Formation Transactions, the Offering and the Mortgage Loan and the use of proceeds thereof, and the acquisition of the Acquisition Properties at January 1, 1995, nor does it purport to represent the results of operations of future periods of the Company.

                           KILROY REALTY CORPORATION

     PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   SIX MONTHS ENDED JUNE 30, 1996
                    --------------------------------------------------------------
                      KILROY                                          COMPANY PRO
                      GROUP    ACQUISITION    PRO FORMA    PRO FORMA     FORMA
                    HISTORICAL PROPERTIES   SUBSIDIARY(B) ADJUSTMENTS CONSOLIDATED
                    ---------- -----------  ------------- ----------- ------------
REVENUES:
 Rental income....   $14,837     $2,663                     $  (241)A  $  17,259
 Tenant
 reimbursements...     1,658        323                                    1,981
 Parking..........       800                                                 800
 Development and
 management fees..       458                    $(458)B
 Lease termination
 fees.............
 Sale of air
 rights...........
 Other income.....        58        203                                      261
                     -------     ------         -----       -------    ---------
  Total revenues..    17,811      3,189          (458)         (241)      20,301
                     -------     ------         -----       -------    ---------
EXPENSES:
 Property
 expenses.........     2,719        552                        (624)D      2,647
 Real estate
 taxes............       518        169                          39 E        726
 General and
 administrative...       876        116                       1,207 F      2,199
 Ground lease.....       230        169                                      399
 Development and
 management
 expenses.........       485                     (485)B
 Interest
 expense..........     9,422                                 (6,115)G      3,307
 Depreciation and
 amortization.....     4,051        520(J)                                 4,571
                     -------     ------         -----       -------    ---------
  Total expenses..    18,301      1,526          (485)       (5,493)      13,849
                     -------     ------         -----       -------    ---------
 Income (loss)
 from operations
 before equity in
 income
 of subsidiaries
 and minority
 interest.........      (490)     1,663            27         5,252        6,452
 Equity in income
 of subsidiary....                                              (36)B        (36)
 Minority
 interest.........                                             (975)H       (975)
                     -------     ------         -----       -------    ---------
  Net income
   (loss)            $  (490)    $1,663         $  27       $ 4,241    $   5,441
                     =======     ======         =====       =======    =========
Average number of
 shares
 outstanding......                                                     9,260,000
                                                                       =========
Net income per
 common share(I)..                                                     $    0.59
                                                                       =========
                                    YEAR ENDED DECEMBER 31, 1995
                    ---------------------------------------------------------------
                      KILROY                                           COMPANY PRO
                      GROUP    ACQUISITION    PRO FORMA    PRO FORMA      FORMA
                    HISTORICAL PROPERTIES   SUBSIDIARY(H) ADJUSTMENTS  CONSOLIDATED
                    ---------- ------------ ------------- ------------ ------------
REVENUES:
 Rental income....   $ 28,285    $5,082                    $   (483)A   $  32,884
 Tenant
 reimbursements...      2,746       688                                     3,434
 Parking..........      1,447                                               1,447
 Development and
 management fees..      1,156                  $(1,156)B
 Lease termination
 fees.............        100                                                 100
 Sale of air
 rights...........      4,456                                (4,456)C
 Other income.....        295       408                                       703
                    ---------- ------------ ------------- ------------ ------------
  Total revenues..     38,485     6,178         (1,156)      (4,939)       38,568
                    ---------- ------------ ------------- ------------ ------------
EXPENSES:
 Property
 expenses.........      5,376     1,352                      (1,389)D       5,339
 Real estate
 taxes............      1,139       286                          78 E       1,503
 General and
 administrative...      2,050       244                       2,095 F       4,389
 Ground lease.....        475       338                                       813
 Development and
 management
 expenses.........        737                     (737)B
 Interest
 expense..........     21,529                               (14,916)G       6,613
 Depreciation and
 amortization.....      8,313     1,039(J)                                  9,352
                    ---------- ------------ ------------- ------------ ------------
  Total expenses..     39,619     3,259           (737)     (14,132)       28,009
                    ---------- ------------ ------------- ------------ ------------
 Income (loss)
 from operations
 before equity in
 income
 of subsidiaries
 and minority
 interest.........     (1,134)    2,919           (419)       9,193        10,559
 Equity in income
 of subsidiary....                                              136 B         136
 Minority
 interest.........                                           (1,625)H      (1,625)
                    ---------- ------------ ------------- ------------ ------------
  Net income
   (loss)            $(1,134)    $2,919        $  (419)    $  7,704     $   9,070
                    ========== ============ ============= ============ ============
Average number of
 shares
 outstanding......                                                      9,260,000
                                                                       ============
Net income per
 common share(I)..                                                      $    0.98
                                                                       ============

                           KILROY REALTY CORPORATION

      NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (UNAUDITED) (DOLLARS IN THOUSANDS)

(A) Represents the elimination of rental income received from Kilroy
    Industries.

(B) Represents the elimination of the Services Company's gross revenues and expenses and the recording of the equity in income of the Services Company net of income taxes.

                                                      SIX MONTHS    YEAR ENDED
                                                    ENDED JUNE 30, DECEMBER 31,
                                                         1996          1995
                                                    -------------- ------------
   Development and management fees................       $458         $1,156
   Development and management expenses............       (485)          (737)
   Elimination of nonrecurring Services Company
    expenses......................................         80
                                                         ----         ------
                                                           53            419
   Elimination of management fees earned on one of
    the Acquisition Properties....................         91            181
                                                         ----         ------
                                                          (38)           238
   Income tax expense.............................                        95
                                                         ----         ------
   Estimated service company net income (loss)....        (38)           143
                                                         ----         ------
   At 95% economic interest.......................       $(36)        $  136
                                                         ====         ======

(C) Represents the elimination of nonrecurring sale of air rights.

(D) Represents the elimination of management fees charged to the Kilroy Group by Kilroy Industries.

(E) Represents incremental property taxes on the Acquisition Properties due to change of ownership.

(F) Estimated incremental general and administrative expenses to be incurred as a public company.

(G) Reflects reduction of interest expenses associated with the mortgage debts assumed to be repaid using net proceeds from the Offering:

                                                     SIX MONTHS    YEAR ENDED
                                                   ENDED JUNE 30, DECEMBER 31,
                                                        1996          1995
                                                   -------------- ------------
   . Interest expense on the Mortgage Loan (fixed
     interest rate of 8.72% on $75,000)..........     $ 3,253       $  6,506
   . Amortization of the issuance costs on the
     Mortgage Loan...............................          54            107
   . Interest expense on debt assumed to be
     retired.....................................      (9,422)       (21,529)
                                                      -------       --------
     Net interest expense reduction..............     $(6,115)      $(14,916)
                                                      =======       ========

(H) Represents the income allocated to the estimated 15.2% minority interest (Units) in the Operating Partnership owned by Continuing Investors.

(I) Pro forma net income per share of Common Stock is based upon 9,260,000 shares of Common Stock assumed to be outstanding in connection with the Offering.

(J) Represents depreciation expense calculated based on the cost of the Aquisition Properties depreciated on the straight-line method over a 35 year life.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Kilroy Realty Corporation:

  We have audited the accompanying balance sheet of Kilroy Realty Corporation (the "Company") as of September 30, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at September 30, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Los Angeles, California
October 25, 1996

                           KILROY REALTY CORPORATION

                                 BALANCE SHEET

                               SEPTEMBER 30, 1996

      ASSETS
      Cash............................................................... $1,000
                                                                          ======
      STOCKHOLDER'S EQUITY
      Common Stock, $.01 par value, 10,000,000 shares authorized;
       50 shares issued and outstanding.................................. $1,000
                                                                          ======



                          See notes to balance sheet.

                           KILROY REALTY CORPORATION

                            NOTES TO BALANCE SHEET

                              SEPTEMBER 30, 1996

1. FORMATION OF THE COMPANY

  Kilroy Realty Corporation (the "Company") was incorporated in Maryland on September 13, 1996. The Company will file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed public offering (the "Offering") of 9,260,000 shares of Common Stock. The Company has been formed to succeed to the business of the Kilroy Group consisting of a portfolio of seven office properties and nine industrial properties (the "Kilroy Properties") and the real estate ownership, acquisition, development, leasing and management businesses historically conducted by Kilroy Industries and related partnerships. The Company's assets will be owned and controlled by, and all of its operations will be conducted through, Kilroy Realty, L.P. (the "Operating Partnership") and other subsidiaries. The Company will control, as the sole general partner, and will initially own an 84.8% interest in, the Operating Partnership. The Operating Partnership will conduct certain development services through Kilroy Services, Inc. ("Services Company"). The Operating Partnership will own 100% of the nonvoting preferred stock representing 95% of the economic interest in the Services Company. John B. Kilroy, Sr. and John B. Kilroy, Jr. together will own 100% of the voting common stock. The Operating Partnership's investment in the Services Company will be accounted for under the equity method.

  Prior to and simultaneous with the consummation of the Offering, the Company, the Operating Partnership and the Kilroy Group intend to engage in certain formation transactions (the "Formation Transactions") summarized as follows:

    (i) The Kilroy Group will contribute all of their interests in the Kilroy Properties to the Operating Partnership in exchange for units representing limited partnership interests in the Operating Partnership ("Units");

    (ii) The Company will sell shares of Common Stock in the Offering and will contribute the net proceeds from the Offering (estimated to be approximately $169.7 million) to the Operating Partnership in exchange for Units in the Operating Partnership. The Operating Partnership will use substantially all of such net proceeds, together with the net proceeds of borrowings under the Mortgage Loan, discussed below, for the repayment of certain existing mortgage and loan indebtedness on the Kilroy Properties, and the acquisition of certain properties (the "Acquisition Properties");

    (iii) The Operating Partnership will enter into an $75 million secured mortgage financing (the "Mortgage Loan"), which will be a recourse obligation of the Operating Partnership; and

    (iv) The Company will amend its charter and authorize 150,000,000 shares of Common Stock, $.01 par value per share, and 30,000,000 shares of Preferred Stock, par value $.01 per share.

2. INCOME TAXES

  It is the intent of the Company to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. As a REIT, the Company generally will not be subject to federal income tax to the extent that it distributes at least 95% of its REIT taxable income to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

3. OFFERING COSTS

  In connection with the Offering, affiliates have or will incur legal, accounting and related costs which will be reimbursed by the Company upon the consummation of the Offering. These costs will be deducted from the gross proceeds of the Offering.

                           KILROY REALTY CORPORATION

                              SEPTEMBER 30, 1996

4. STOCK INCENTIVE PLAN

  Prior to the consummation of the Offering, the Company intends to adopt and have its shareholders approve a stock incentive plan (the "Stock Incentive Plan"), for the purpose of attracting and retaining executive officers, directors and employees. A maximum of 1,000,000 shares of Common Stock (subject to adjustment) will be reserved by the Company for issuance under the Stock Option Plan. The exercise price may not be less than the market value of the Common Stock on the date of the grant.


                                    ******

                         INDEPENDENT AUDITORS' REPORT

To the Partners of Kilroy Group:

  We have audited the accompanying combined balance sheets of Kilroy Group (described in Note 1) as of December 31, 1995 and 1994, and the related combined statements of operations, accumulated deficit, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of Kilroy Group. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Kilroy Group as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Los Angeles, California
September 20, 1996

                                  KILROY GROUP

                            COMBINED BALANCE SHEETS

            JUNE 30, 1996 (UNAUDITED) AND DECEMBER 31, 1995 AND 1994
                                 (IN THOUSANDS)

                                                             DECEMBER 31,
                                               JUNE 30,   --------------------
                                                 1996       1995       1994
                                              ----------- ---------  ---------
                                              (UNAUDITED)
                   ASSETS
RENTAL PROPERTIES (Notes 1, 2, 4, 5, 6 and
 9):
  Land.......................................  $ 12,490   $  12,490  $  12,490
  Buildings and improvements.................   180,620     179,254    178,230
                                               --------   ---------  ---------
    Total rental properties..................   193,110     191,744    190,720
  Accumulated depreciation and amortization..   (82,790)    (79,251)   (71,924)
                                               --------   ---------  ---------
    Rental properties, net...................   110,320     112,493    118,796
TENANT RECEIVABLES, NET (Note 2).............     3,892       3,642      3,590
DEFERRED CHARGES AND OTHER ASSETS, NET
 (Notes 2, 3 and 7)..........................     7,613       5,036      8,238
                                               --------   ---------  ---------
TOTAL........................................  $121,825   $ 121,171  $ 130,624
                                               ========   =========  =========
     LIABILITIES AND ACCUMULATED DEFICIT
LIABILITIES:
  Debt (Notes 4, 8 and 9)....................  $204,601   $ 206,858  $ 222,038
  Accounts payable and accrued expenses......     2,029       2,409      3,210
  Accrued construction costs (Note 2)........       804         874
  Accrued property taxes (Note 2)............       220       1,399      1,563
  Property tax refund payable to tenants
   (Note 3)..................................                            1,500
  Accrued interest payable (Note 4)..........     1,380       4,731      6,471
  Rents received in advance and tenant
   security deposits.........................     8,074       8,030      8,105
                                               --------   ---------  ---------
    Total liabilities........................   217,108     224,301    242,887
COMMITMENTS AND CONTINGENCIES (Note 6).......
ACCUMULATED DEFICIT (Note 1).................   (95,283)   (103,130)  (112,263)
                                               --------   ---------  ---------
TOTAL........................................  $121,825   $ 121,171  $ 130,624
                                               ========   =========  =========



                  See notes to combined financial statements.

                                  KILROY GROUP

                       COMBINED STATEMENTS OF OPERATIONS

            SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                     SIX MONTHS
                                   ENDED JUNE 30,         DECEMBER 31,
                                   ----------------  -------------------------
                                    1996     1995     1995     1994     1993
                                   -------  -------  -------  -------  -------
                                     (UNAUDITED)
REVENUES (Notes 2 and 5):
 Rental income (Note 7)........... $14,837  $13,949  $28,285  $27,518  $29,139
 Tenant reimbursements (Note 3)...   1,658    1,275    2,746    1,549    3,507
 Parking..........................     800      727    1,447    1,216    1,205
 Development and management fees..     458      695    1,156      919      751
 Sale of air rights (Note 2)......                     4,456
 Other income (Note 3)............      58       52      395    1,077      174
                                   -------  -------  -------  -------  -------
   Total revenues.................  17,811   16,698   38,485   32,279   34,776
                                   -------  -------  -------  -------  -------
EXPENSES:
 Property expenses (Notes 2 and
  7)..............................   2,719    2,571    5,376    4,674    4,320
 Real estate taxes (Note 3).......     518      670    1,139     (929)   2,500
 General and administrative.......     876      881    2,050    2,406    1,033
 Ground leases (Note 6)...........     230      216      475      591      772
 Development and management
  expenses........................     485      384      737      468      581
 Interest expense.................   9,422   11,813   21,529   22,739   23,151
 Depreciation and amortization....   4,051    4,013    8,313    8,740    8,990
                                   -------  -------  -------  -------  -------
   Total expenses.................  18,301   20,548   39,619   38,689   41,347
                                   -------  -------  -------  -------  -------
LOSS BEFORE EXTRAORDINARY GAINS...    (490)  (3,850)  (1,134)  (6,410)  (6,571)
EXTRAORDINARY GAINS
 (Note 4).........................  12,887            15,267    1,847
                                   -------  -------  -------  -------  -------
NET INCOME (LOSS)................. $12,397  $(3,850) $14,133  $(4,563) $(6,571)
                                   =======  =======  =======  =======  =======



                  See notes to combined financial statements.

                                  KILROY GROUP

                   COMBINED STATEMENTS OF ACCUMULATED DEFICIT

                YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 AND
                   SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

BALANCE, JANUARY 1, 1993............................................. $(86,372)
  Deemed and actual distributions to partners, net of contributions..   (4,200)
  Net loss...........................................................   (6,571)
                                                                      --------
BALANCE, DECEMBER 31, 1993...........................................  (97,143)
  Deemed and actual distributions to partners, net of contributions..  (10,557)
  Net loss...........................................................   (4,563)
                                                                      --------
BALANCE, DECEMBER 31, 1994........................................... (112,263)
  Deemed and actual distributions to partners, net of contributions..   (5,000)
  Net income.........................................................   14,133
                                                                      --------
BALANCE, DECEMBER 31, 1995........................................... (103,130)
  Deemed and actual distributions to partners, net of contributions
   (Unaudited).......................................................   (4,550)
  Net income (Unaudited).............................................   12,397
                                                                      --------
BALANCE, JUNE 30, 1996 (Unaudited)................................... $(95,283)
                                                                      ========


                  See notes to combined financial statements.

                                  KILROY GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

            SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                   SIX MONTHS
                                     ENDED
                                    JUNE 30,             DECEMBER 31,
                                -----------------  ---------------------------
                                  1996     1995      1995      1994     1993
                                --------  -------  --------  --------  -------
                                  (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)............. $ 12,397  $(3,850) $ 14,133  $ (4,563) $(6,571)
 Adjustment to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization................    4,051    4,013     8,313     8,740    8,990
  Net (increase) decrease:
   Provision for bad debts.....      365      546     1,103       866      317
   Extraordinary gains.........  (12,887)           (15,267)   (1,847)
  Changes in assets and
   liabilities:
   Tenant receivables..........     (615)    (520)   (1,157)     (565)    (665)
   Deferred charges and other
    assets, net ...............     (776)   3,132     2,218    (3,103)     219
   Accounts payable and accrued
    expenses...................     (380)    (413)       73       713     (202)
   Accrued construction costs..      (70)               874
   Accrued property taxes......   (1,178)    (607)     (164)   (2,411)   1,677
   Property tax refund payable
    to tenants.................            (1,500)   (1,500)    1,500
   Accrued interest payable....      (64)     349      (473)    1,496      946
   Rents received in advance
    and tenant security
    deposits...................       43       70      (949)    6,257      443
                                --------  -------  --------  --------  -------
    Net cash provided by
     operating activities......      886    1,220     7,204     7,083    5,154
                                --------  -------  --------  --------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Expenditures for rental
  properties...................   (1,366)    (434)   (1,024)   (1,642)    (463)
 Reimbursement of tenant
  improvements.................                                          2,661
                                --------  -------  --------  --------  -------
    Net cash (used in) provided
     by investing activities...   (1,366)    (434)   (1,024)   (1,642)   2,198
                                --------  -------  --------  --------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net proceeds received from
  debt.........................   20,410      489       752    11,127    6,788
 Principal payments on debt....  (15,380)    (794)   (1,932)   (6,011)  (9,940)
 Deemed and actual
  distributions to partners....   (4,550)    (481)   (5,000)  (10,557)  (4,200)
                                --------  -------  --------  --------  -------
    Net cash (used in) provided
     by financing activities... $    480  $  (786) $ (6,180) $ (5,441) $(7,352)
                                ========  =======  ========  ========  =======
SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid during the period
  for interest................. $  8,844  $11,385  $ 19,306  $ 21,152  $21,421
                                ========  =======  ========  ========  =======

                  See notes to combined financial statements.

                                 KILROY GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

            SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED) AND
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. ORGANIZATION AND BASIS OF PRESENTATION

  Organization--Kilroy Group (not a legal entity) consists of the combination of general and limited partnerships and trusts, all of which were under common control and management of Kilroy Industries ("KI"), its stockholders, or executive officers. The entities referred to collectively as Kilroy Group ("KG") are engaged in the acquisition, development, ownership and operation of 16 office and industrial properties (the "Kilroy Properties") located in California and Arizona. KI has historically provided acquisition, financing, construction and leasing services with respect to the Kilroy Properties. KI has also provided development services to third-party owners of properties for a fee.

  The names and locations of the Kilroy Properties are as follows:

                    PROPERTY                        LOCATION
                    --------                        --------
      OFFICE:
      Kilroy Airport Center at El Segundo:
        2240 E. Imperial Highway            El Segundo, California
        2250 E. Imperial Highway            El Segundo, California
        2260 E. Imperial Highway            El Segundo, California
      Kilroy Airport Center Long Beach:
        3750 Kilroy Airport Way             Long Beach, California
        3760 Kilroy Airport Way             Long Beach, California
        3780 Kilroy Airport Way             Long Beach, California
      185/181 S. Douglas Street             El Segundo, California
      INDUSTRIAL:
      2031 E. Mariposa Avenue               El Segundo, California
      3332 E. La Palma Avenue               Anaheim, California
      2260 E. El Segundo Boulevard          El Segundo, California
      2265 E. El Segundo Boulevard          El Segundo, California
      2270 E. El Segundo Boulevard          El Segundo, California
      5115 N. 27th Avenue                   Phoenix, Arizona
      1000 E. Ball Road                     Anaheim, California
      1230 S. Lewis Street                  Anaheim, California
      12681/12691 Pala Drive                Garden Grove, California

  Basis of Presentation--The accompanying combined financial statements of KG have been presented on a combined basis because of the common ownership and management and because the entities are expected to be the subject of a business combination with Kilroy Realty Corporation (the "Company"), a recently formed Maryland corporation which is expected to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Concurrently with the business combination, the Company intends to raise capital through an initial public offering of Common Stock, a debt offering and a credit facility to be secured by mortgage liens on the properties. The business combination has been structured to allow the partners of KG to receive limited partnership interests in Kilroy Realty, L.P. (the "Operating Partnership"). The Company will be the managing general partner of the Operating Partnership, which will hold the operating assets and will manage the Kilroy Properties. Certain other properties and operations affiliated with KI have been excluded as they are not compatible with the investment purposes of the Company. Deemed and actual cash distributions to partners,

                                 KILROY GROUP
net of contributions, included in the combined statements of accumulated deficit generally represent distributions of the cash flows generated by KG, and advances to partners and KI, as well as related-party transactions (see
Note 7).

 Unaudited Financial Statements--The combined financial statements including the note disclosures included herein as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the combined financial statements for these interim periods have been included. The results for the interim period ended June 30, 1996 are not necessarily indicative of the results to be obtained for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES

  Rental Properties--Rental properties are stated at historical cost less accumulated depreciation, which, in the opinion of KG's management, is not in excess of net realizable value. Net realizable value does not purport to represent fair market value. Costs incurred for the acquisition, renovation and betterment of the properties are capitalized. Maintenance and repairs are charged to expense as incurred.

  The Company reviews the recoverability of real estate assets to determine if there has been any impairment. This assessment is performed based on the estimated undiscounted cash flows from operating activities compared with the carrying value of real estate assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value.

  Depreciation and Amortization--The cost of buildings and improvements are depreciated on the straight-line method over estimated useful lives, as follows:

  Buildings--25 to 40 years
  Tenant improvements--shorter of lease term or useful lives ranging from 5 to 20 years

  Deferred Charges--Deferred charges include deferred leasing costs and loan fees. Leasing costs include leasing commissions that are amortized on the straight-line basis over the initial lives of the leases, which range from 5 to 10 years. Deferred loan fees are amortized on a straight-line basis over the terms of the respective loans, which approximates the effective interest method.

  Accrued Property Taxes--As of June 30, 1996 and December 31, 1995 and 1994, $220,000, $534,000 and $621,000, respectively, of accrued property taxes were past due.

  Revenue Recognition and Tenant Receivables--Leases with tenants are accounted for as operating leases. Minimum annual rentals are recognized on a straight-line basis over the lease term. Unbilled deferred rent represents the amount that expected straight-line rental income exceeds rents currently due under the lease agreement. Total tenant receivables consists of the following amounts:

                                                        JUNE     DECEMBER 31,
                                                         30,    ---------------
                                                        1996     1995     1994
                                                       -------  -------  ------
                                                           (IN THOUSANDS)
   Tenant rent and reimbursements receivable.......... $ 3,500  $ 2,893  $1,774
   Allowance for uncollectible rent...................  (2,158)  (1,793)   (835)
   Unbilled deferred rent.............................   2,550    2,542   2,651
                                                       -------  -------  ------
   Tenants receivables, net........................... $ 3,892  $ 3,642  $3,590
                                                       =======  =======  ======

                                 KILROY GROUP

  Included in tenant rent and reimbursements receivable are additional rentals based on common area maintenance expenses and certain other expenses that are accrued in the period in which the related expenses are incurred.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Parking--The Kilroy Airport Center--LAX includes parking facilities. KG records as revenue the gross parking receipts. KG contracts with parking management companies to operate the parking facilities, and such contract costs are included in property expenses.

  Development Services--Development and management fees represent fees earned by KG for supervision services provided for building development and management of nonowned properties. Fees are typically a percentage of total development costs plus reimbursement for certain expenses. Unreimbursed expenses are recorded as development expenses and include items such as wages, equipment rental, supplies, etc.

  Sale of Air Rights--In 1995, based on an agreement between KG and the California Transportation Commission, KG received $4,456,000, net of related expenses, for granting temporary construction and permanent air right easements over a portion of its property for the construction of a freeway on-ramp. In connection with this transaction, KG accrued $874,000 for the costs of restoration of the property after construction of the on-ramp.

3. DEFERRED CHARGES AND OTHER ASSETS

  Deferred charges and other assets are summarized as follows:

                                                       JUNE     DECEMBER 31,
                                                        30,    ----------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   Deferred assets:
     Deferred financing costs........................ $ 2,407  $ 3,333  $ 3,468
     Deferred leasing costs (Note 7).................  10,091   10,382   10,023
                                                      -------  -------  -------
       Total deferred assets.........................  12,498   13,715   13,491
   Accumulated amortization..........................  (5,250)  (9,425)  (8,951)
                                                      -------  -------  -------
   Deferred assets, net..............................   7,248    4,290    4,540
   Prepaid expenses..................................     365      746      878
   Property tax refunds receivable...................                     2,820
                                                      -------  -------  -------
       Total deferred charges and other assets....... $ 7,613  $ 5,036  $ 8,238
                                                      =======  =======  =======

  Property tax refunds, which were collected in 1995, relate to appeals filed by KG in the fourth quarter of 1994 for refunds of property taxes paid in 1990 through 1994 and include related interest income of $441,000. Such amounts were recorded as a reduction of property taxes and as other income during the year ended December 31, 1994. Of these property tax recoveries, approximately $1,500,000 was refunded to tenants of the related properties and has been recorded as a reduction to tenant reimbursements income during the year ended December 31, 1994.

                                 KILROY GROUP

4. DEBT

  Debt consists of the following:

                                                                 DECEMBER 31,
                                                      JUNE 30, -----------------
                                                        1996     1995     1994
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
   Bank notes payable, due in December 1994, bearing
    interest at prime (8.5% at December 31,
    1995)(a)........................................  $        $  9,700 $ 23,700
   Bank notes payable, due in January 1999, bearing
    interest at LIBOR + 1.15% (6.9% at December 31,
    1995)...........................................    56,009   54,811   54,186
   Notes payable to finance company and related
    pension funds, maturing in 1997 and 1998,
    bearing interest at rates from 8.5% to
    12.7%(b)........................................    28,623   33,447   33,705
   Notes payable to insurance companies, maturing
    March 2006, bearing interest at 9.5%............     2,021   10,722   11,170
   Note payable to insurance company due April 2002,
    bearing interest at 9.25%(c)....................    95,546   97,283   98,347
   Notes payable to underwriter due in June 1997,
    bearing
    interest at LIBOR + 3% (8.46% at June 30,
    1996)(d)........................................    21,525
   Bank notes payable, due in July 2008, bearing
    interest at 10%.................................       877      895      930
                                                      -------- -------- --------
                                                      $204,601 $206,858 $222,038
                                                      ======== ======== ========

--------
(a) In September 1995, a note payable to a bank of $14,000,000 due in December 1994 and accrued interest payable of $3,867,000 was retired by a cash payment of $2,600,000. KG recorded an extraordinary gain of $15,267,000 as a result of this transaction. The remaining notes payable of $9,700,000 were in default as of December 31, 1995 and 1994. Past due interest on the remaining notes, approximately $3,107,000 and $2,903,000 at March 31, 1996 and December 31, 1995, respectively, is included in accrued interest. See discussion below regarding settlement of this loan.
(b) During the six months ended June 30, 1996, three of the notes payable totaling $16,608,000 were amended to extend the maturity dates from 1996 to 1997 and 1998. In May, 1996, an additional note with a principal balance of $2,500,000 which was due in February 1996 and was amended to extend the maturity date from February 1996 to 1997. During June 1996, notes payable of $5,765,000 were amended to extend the maturity date from June 1996 to April 1998.
(c) Under an agreement with the insurance company, monthly payments of principal and interest are calculated based on gross receipts from leases of the property that secures the loan. All receipts from the property are deposited into a lock box account from which all operating costs, which must be approved by the lender, are to be paid. Monthly installments of principal and interest of $881,475 and property taxes are payable from the lockbox account and any deficiency must be funded by KG. There are certain provisions in the agreement that may require additional payments of principal.
(d) On June 20, 1996, KG obtained a mortgage loan of $21,525,000 from one of the underwriters of the proposed public offering of common stock referred to in Note 1. Such loan is due on June 20, 1997 and bears interest at 3% above LIBOR. At any time prior to October 15, 1996, KG can (subject to certain conditions) convert the loan to a 10 year loan with a 25 year amortization with interest at LIBOR plus 2.75%. Fees of $2,279,000 were incurred in connection with obtaining this loan. An additional fee of $337,500 is payable if the loan is not repaid within 150 days. The proceeds were used to pay: $100,000 as settlement of bank notes with an aggregate principal balance of $9,700,000 and $3,287,000 of unpaid interest, a note payable to an insurance company with a principal balance of $8,549,000 and a note payable to finance company with a principal balance of $4,600,000. The forgiveness of $12,887,000, has been recorded as an extraordinary gain.

                                 KILROY GROUP

  In 1994, two notes payable to insurance companies, with an aggregate unpaid balance of $6,782,000 were paid after forgiveness of $1,847,000 of principal by the lenders, which has been recorded as an extraordinary gain.

  The notes payable are secured by deeds of trust on all Kilroy Properties and the assignment of certain rents and leases associated with the related properties. The notes are generally due in monthly installments of principal and interest or interest only. Approximately $34.8 million of notes payable are guaranteed by certain members of KG. Several notes contain restrictive covenants with which KG has complied as well as penalties for early repayment of principal equal to a percentage of the unpaid balance.

  Aggregate future principal payments on notes payable are as follows:

                                                           JUNE 30, DECEMBER 31,
     YEAR ENDING                                             1996       1995
     -----------                                           -------- ------------
                                                              (IN THOUSANDS)
      1996................................................ $  3,796   $  4,301
      1997................................................   42,113     42,936
      1998................................................    9,874     10,626
      1999................................................   58,542     57,301
      2000................................................    2,779      2,722
      Thereafter..........................................   87,497     88,972
                                                           --------   --------
        Total............................................. $204,601   $206,858
                                                           ========   ========

5. FUTURE MINIMUM RENT

  KG has operating leases with tenants that expire at various dates through 2005 and are either subject to scheduled fixed increases or adjustments based on the Consumer Price Index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses as well as sales volume of certain retail space within the office buildings. Future minimum rent to be received under operating leases, excluding tenant reimbursements of certain costs, as of December 31, 1995:

     YEAR ENDING
     -----------                                                  (IN THOUSANDS)
      1996.......................................................    $32,193
      1997.......................................................      27,070
      1998.......................................................      24,996
      1999.......................................................      21,487
      2000.......................................................      18,686
      Thereafter.................................................      55,047
                                                                     --------
        Total....................................................    $179,479
                                                                     ========

  Rental income from one tenant, Hughes Electronic Corporation's Space & Communications Company ("Hughes"), was $4,261,000, $10,817,000, $11,395,000
and $12,258,000 for the six months ended June 30, 1996 and in 1995, 1994 and 1993, respectively. Future minimum rents from this tenant are $66,949,000 at December 31, 1995.

  On September 18, 1996, KG and Hughes amended the terms of certain of their lease agreements. Such amendments included the extension of one lease through October 31, 2001 and a $500,000 allowance for tenant improvements to be paid by KG not later than November 1, 1996. In addition, KG agreed to pay Hughes not later than November 1, 1996 $3.15 million in consideration for the cancellation of an option to purchase a 50% equity interest in Kilroy Airport Center at El Segundo.

                                 KILROY GROUP

  The majority of Kilroy Properties are located in Southern California. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the communities and industries in which the tenants operate.

6. COMMITMENTS AND CONTINGENCIES

  Guarantee--Pursuant to the terms of a promissory note for a related entity, one of the Kilroy Properties, the rents received from it, and the personal property located on or used in connection with it are held as collateral for the loan up to a maximum of $2,000,000.

  Operating Leases--KG has noncancelable ground lease obligations on Kilroy Airport Center--Long Beach with an initial lease period expiring on July 31, 2035, classified as an operating lease. KG has an option for four lease extensions of ten years each and a final lease extension of nine years. The minimum commitment under this lease at December 31, 1995 is as follows:

     YEAR ENDING
     -----------                                                  (IN THOUSANDS)
      1996.......................................................    $   447
      1997.......................................................        447
      1998.......................................................        465
      1999.......................................................        627
      2000.......................................................        760
      Thereafter.................................................     26,294
                                                                     -------
        Total....................................................    $29,040
                                                                     =======

  Litigation--KG is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of KG.

7. RELATED-PARTY TRANSACTIONS

  KI provides management, legal, accounting and general administrative services pursuant to agreements that provide for management fees based upon a percentage of gross revenues from the Kilroy Properties and reimbursement of other costs incurred by KI in connection with providing the aforementioned services. Kilroy Company ("KC"), an affiliated entity, provides marketing and leasing services. Charges by KC include leasing commissions paid to employees and outside leasing brokers as well as fees to cover its general administrative costs. Management fees are expensed as incurred and are included in property expenses. Leasing fees are capitalized and amortized over the life of the related leases. In the opinion of KG management, the fees paid to KI and KC for management and leasing services are comparable to the rates which KG would have paid an independent company to provide similar services. In addition, KI is a tenant at the Kilroy Airport Center--LAX and Kilroy Airport Center--Long Beach, under month-to-month leases. Charges for services provided by KI and KC and rental income from KI are summarized as follows:

                                                 SIX MONTHS
                                                    ENDED
                                                -------------
                                                                  YEAR ENDED
                                                  JUNE 30,       DECEMBER 31,
                                                ------------- ------------------
                                                 1996   1995   1995   1994  1993
                                                ------ ------ ------ ------ ----
                                                         (IN THOUSANDS)
Management fees................................ $  583 $  432 $1,208 $  904 $997
Leasing fees................................... $1,073 $1,106 $  910 $1,280 $397
Rental income.................................. $  241 $  242 $  483 $  483 $672

                                 KILROY GROUP

  Management fees in 1995 include a fourth quarter charge of $321,000 relating to management time incurred for the renegotiation of loans.

8. FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value was determined by KG using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Receivables, accounts payable and other liabilities are carried at amounts that reasonably approximate their fair value.

  The fixed rate mortgage notes payable totaling $142,348,000 and $144,153,000 as of December 31, 1995 and 1994 have fair values of $144,601,000 and $146,320,000, respectively (excluding prepayment penalties), as estimated based upon interest rates available for the issuance of debt with similar terms and remaining maturities. These notes were subject to prepayment penalties of $235,000 and $245,000 at December 31, 1995 and 1994,
respectively, that would be required to retire these notes prior to maturity. The carrying values of floating rate mortgages totaling $64,510,000 and $77,885,000 at December 31, 1995 and 1994, respectively, reasonably approximate their fair values.

  The fair value estimates presented herein are based on information available to KG management as of December 31, 1995 and 1994. Although KG management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

                                 KILROY GROUP

9. SCHEDULE OF RENTAL PROPERTY

                                                               DECEMBER 31, 1995
                     ------------------------------------------------------------------------------------------------------
                                                                             GROSS AMOUNTS
                                                                     AT WHICH CARRIED AT CLOSE OF
                                      INITIAL COST         COSTS                PERIOD
                                  --------------------  CAPITALIZED  -----------------------------
                                           BUILDINGS   SUBSEQUENT TO                                              DATE OF
                                              AND      ACQUISITION/          BUILDING AND          ACCUMULATED  ACQUIS. (A)
      PROPERTY       ENCUMBRANCES  LAND   IMPROVEMENTS  IMPROVEMENT   LAND   IMPROVEMENTS  TOTAL   DEPRECIATION CONSTR. (C)
      --------       ------------ ------- ------------ ------------- ------- ------------ -------- ------------ -----------
                                                                 (IN THOUSANDS)
Kilroy Airport
Center
El Segundo, CA.....     $97,283   $ 6,141    $69,195      $18,884    $ 6,141    $88,079    $94,220   $42,495      1983(C)
Kilroy Airport
Center
Long Beach, CA.....      54,811               47,387       11,041                58,428     58,428    15,322      1989(C)
185/181 S. Douglas
Street
El Segundo,
California(1)......      15,639       525      4,687        1,845        628      6,429      7,057     3,509      1978(C)
2270 E. El Segundo
Boulevard
El Segundo,
California(1)......                   361        100           76        419        118        537        73      1977(C)
2260 E. El Segundo
Boulevard,
El Segundo,
California(1)......                 1,423      4,194        1,236      1,703      5,150      6,853     2,914      1979(C)
2031 E. Mariposa
Avenue,
El Segundo,
California.........      12,000       132        867        2,668        132      3,535      3,667     2,328      1954(C)
3332 E. La Palma
Avenue,
El Segundo,
California.........       7,683        67      1,521        2,851         67      4,372      4,439     3,028      1987(A)
2265 E. El Segundo
Boulevard,
El Segundo,
California.........       4,600     1,352      2,028          644      1,570      2,454      4,024     1,550      1978(C)
5115 N. 27th
Avenue,
Phoenix, Arizona...       3,000       125      1,206          (27)       126      1,178      1,304     1,168      1962(C)
1000 E. Ball Road,
Anaheim,
California(2)......       5,846       838      1,984          719        838      2,703      3,541     1,563      1979(A)(3)
1230 S. Lewis
Street,
Anaheim,
California(2)......                   395      1,489        1,994        395      3,483      3,878     2,444      1982(C)
12681/12691 Pala
Drive,
Garden Grove,
California.........       5,996       471      2,115        1,210        471      3,325      3,796     2,857      1980(A)
                       --------   -------   --------      -------    -------   --------   --------   -------
   Total...........    $206,858   $11,830   $136,773      $43,141    $12,490   $179,254   $191,744   $79,251
                       ========   =======   ========      =======    =======   ========   ========   =======

----
(1) Two notes payable of $8,639,000 and $7,000,000 are secured by the buildings located at 2260 and 2270 E. El Segundo Boulevard, El Segundo, California, and the buildings located at 185/181 S. Douglas Street, El Segundo, California.
(2) A note payable of $5,846,000 is secured by the buildings located at 1000 East Ball Road, Anaheim, California and 1230 South Lewis Street, Anaheim, California .
(3) The Property located at 1000 E. Ball Road, Anaheim, California, was developed for a third party by the Company in 1956, and acquired by the Company in 1979.

                                  KILROY GROUP

  The aggregate gross cost of property included above, for federal income tax purposes, approximated $171,294,000 as of December 31, 1995.

  The following table reconciles the historical cost of the Kilroy Properties from January 1, 1993 to December 31, 1995:

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1995     1994     1993
                                                    -------- -------- --------
                                                          (IN THOUSANDS)
   Balance, beginning of period.................... $190,720 $189,078 $202,741
     Additions during period--Acquisition,
      improvements, etc............................    1,024    1,642      463
     Deductions during period--Write-off of tenant
      improvements.................................                    (14,126)
                                                    -------- -------- --------
   Balance, close of period........................ $191,744 $190,720 $189,078
                                                    ======== ======== ========

  The following table reconciles the accumulated depreciation from January 1, 1993 to December 31, 1995:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1995    1994     1993
                                                      ------- ------- --------
                                                           (IN THOUSANDS)
   Balance, beginning of period...................... $71,924 $64,248 $ 67,678
     Additions during period--Depreciation and
      amortization for the year......................   7,327   7,676    8,035
     Deductions during period--Accumulated
      depreciation of written-off tenant
      improvements...................................                  (11,465)
                                                      ------- ------- --------
   Balance, close of period.......................... $79,251 $71,924 $ 64,248
                                                      ======= ======= ========

                         INDEPENDENT AUDITORS' REPORT

To the Partners of Kilroy Group:

  We have audited the accompanying combined historical summary of certain revenues and certain expenses (defined as operating revenues less direct operating expenses) of the Acquisition Properties for the year ended December 31, 1995. This financial statement is the responsibility of the Acquisition Properties management. Our responsibility is to express an opinion on this combined statement of revenues and certain expenses based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined historical summary of certain revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined historical summary of certain revenues and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined historical summary of certain revenues and certain expenses. We believe our audit provides a reasonable basis for our opinion.

  The accompanying combined historical summary of certain revenues and certain expenses was prepared for purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form S-11 Registration Statement of Kilroy Realty Corporation. Material amounts, described in Note 1 to the historical summary of certain revenues and certain expenses, that would not be comparable to those resulting from the proposed future operation of the Acquisition Properties are excluded, and the summary is not intended to be a complete presentation of the revenues and expenses of these properties.

  In our opinion, such historical summary of certain revenues and certain expenses presents fairly, in all material respects, the combined certain revenues and certain expenses, as defined in Note 1, of the Acquisition Properties for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
June 7, 1996

                             ACQUISITION PROPERTIES

     COMBINED HISTORICAL SUMMARIES OF CERTAIN REVENUES AND CERTAIN EXPENSES

                        YEAR ENDED DECEMBER 31, 1995 AND
                   SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

                                                        SIX MONTHS
                                                           ENDED     YEAR ENDED
                                                         JUNE 30,   DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
                                                        (UNAUDITED)
CERTAIN REVENUES:
  Rental income........................................   $2,663       $5,082
  Tenant reimbursements................................      323          688
  Other income.........................................      203          408
                                                          ------       ------
    Total certain revenues.............................    3,189        6,178
                                                          ------       ------
CERTAIN EXPENSES:
  Property expenses (Note 3)...........................      552        1,352
  Real estate taxes....................................      169          286
  Ground rent (Note 4).................................      169          338
  General and administrative...........................      116          244
                                                          ------       ------
    Total certain expenses.............................    1,006        2,220
                                                          ------       ------
CERTAIN REVENUES IN EXCESS OF CERTAIN EXPENSES.........   $2,183       $3,958
                                                          ======       ======


   See notes to combined statements of certain revenues and certain expenses.

                            ACQUISITION PROPERTIES

    NOTES TO COMBINED HISTORICAL SUMMARIES OF CERTAIN REVENUES AND CERTAIN
                                   EXPENSES

1. BASIS OF PRESENTATION

  The combined historical summaries of certain revenues and certain expenses relate to the operations of two properties, Westlake Plaza Centre, located in Thousand Oaks, and Long Beach I (collectively, the "Acquisition Properties"), which are expected to be acquired by Kilroy Realty Corporation (the "Company") from two unaffiliated third parties.

  Operating revenues and operating expenses are presented on the accrual basis of accounting. The accompanying statements of certain revenues and certain expenses are not representative of the actual operations for the period presented, as certain revenues and certain expenses that may not be comparable to the revenues and expenses expected to be incurred by the Company in the proposed future operation of the Acquisition Properties have been excluded. Revenues excluded consist of termination fees and interest income. Expenses excluded consist of interest, depreciation, professional fees and other costs not directly related to the future operations of the Acquisition Properties.

2. OPERATING LEASES

  Rental income is recognized on the accrual method as earned, which approximates recognition on a straight line basis.

  The Acquisition Properties are leased to tenants under operating leases with expiration dates extending to the year 2009. Future minimum rents under the Acquisition Property's office leases, excluding tenant reimbursements are as follows:

     YEAR ENDING
     DECEMBER 31,
     ------------                                                 (IN THOUSANDS)
      1996......................................................     $ 5,393
      1997......................................................       4,246
      1998......................................................       3,838
      1999......................................................       2,820
      2000......................................................       2,072
      Thereafter................................................      14,510
                                                                     -------
        Total...................................................     $32,879
                                                                     =======

3. RELATED-PARTY TRANSACTIONS

  Property expenses include $90,000 and $181,000 of management fees for the six months ended June 30, 1996 and for the year ended December 31, 1995, respectively, related to Long Beach I, which was paid to an affiliate of the Company.

4. COMMITMENTS

  Long Beach I is located on land that is under a noncancelable ground lease which expires in 2035 and is classified as an operating lease. Minimum annual lease payments are as follows:

     YEAR ENDING
     DECEMBER 31,
     ------------                                                 (IN THOUSANDS)
      1996......................................................     $   338
      1997......................................................         338
      1998......................................................         338
      1999......................................................         338
      2000......................................................         338
      Thereafter................................................      11,661
                                                                     -------
        Total...................................................     $13,351
                                                                     =======

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO THE DATE HEREOF.

UNTIL    , 1997 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                --------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  18
The Company..............................................................  33
Use of Proceeds..........................................................  39
Distribution Policy......................................................  41
Capitalization...........................................................  46
Dilution.................................................................  47
Selected Financial Data..................................................  48
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  50
Business and Properties..................................................  54
Policies with Respect to Certain Activities..............................  89
The Financing............................................................  94
Management...............................................................  95
Formation and Structure of the Company................................... 100
Certain Relationships and Related Transactions........................... 105
Principal Stockholders................................................... 106
Description of Capital Stock............................................. 107
Certain Provisions of Maryland Law and of the Company's Articles of
 Incorporation and Bylaws................................................ 110
Partnership Agreement of the Operating Partnership....................... 115
Shares Available for Future Sale......................................... 119
Federal Income Tax Consequences.......................................... 121
ERISA Considerations..................................................... 135
Underwriting............................................................. 137
Legal Matters............................................................ 138
Experts.................................................................. 138
Additional Information................................................... 139
Glossary................................................................. 140
Index to Financial Statements............................................ F-1

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                               9,260,000 Shares

                                    [LOGO]

                           KILROY REALTY CORPORATION

                                 Common Stock

                                  ----------

                                  PROSPECTUS

                                  ----------

                      PRUDENTIAL SECURITIES INCORPORATED

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               J.P. MORGAN & CO.

                               SMITH BARNEY INC.


                                        , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 30. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

     SEC Registration Fee.............................................. $64,539
     NYSE Filing Fee...................................................
     Printing and Engraving Expenses...................................
     Legal Fees and Expenses...........................................
     Accounting Fees and Expenses......................................
     Registrar and Transfer Agent Fees and Expenses....................
     Blue Sky Fees and Expenses........................................
     Miscellaneous Expenses............................................
                                                                        -------
       Total........................................................... $
                                                                        =======

  All of the costs identified above will be paid by the Company.

ITEM 31. SALES TO SPECIAL PARTIES.

  See Item 32.

ITEM 32. RECENT SALES OF UNREGISTERED SECURITIES.

  In connection with the Formation Transactions, an aggregate of 1,653,835 Units will be issued to certain partners of the Kilroy Group transferring interests in the Properties and certain other assets to the Company in consideration of the transfer of such Properties and assets. The issuance of such Units will be effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. See "The Formation and Structure of the Company."

ITEM 33. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 2-418 of the Maryland General Corporation law empowers the Company to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The Maryland General Corporation Law also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

  The Company's Articles of Incorporation and Bylaws provide in effect for the indemnification by the Company of the directors and officers of the Company to the fullest extent permitted by applicable law.

ITEM 34. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

  Not applicable.

ITEM 35. FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES AND EXHIBITS.

 (A)(1) FINANCIAL STATEMENTS

Kilroy Realty Corporation
 Pro Forma (Unaudited):
  Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996
  Notes to Pro Forma Condensed Consolidated Balance Sheet
  Pro Forma Condensed Consolidated Statements of Operations for the six months ended
   June 30, 1996 and the Year Ended December 31, 1995
  Notes to Pro Forma Condensed Consolidated Statements of Operations
 Historical:
  Independent Auditors' Report
  Balance Sheet as of September 30, 1996
  Notes to Balance Sheet
Kilroy Group (Predecessor Affiliates)
  Independent Auditors' Report
  Combined Balance Sheets as of June 30, 1996 (unaudited), and December 31,
   1995 and 1994
  Combined Statements of Operations for the six months ended June 30, 1996 and 1995 (unaudited) and the three years ended December 31, 1995
  Combined Statements of Partners' Deficit for the six months ended June
   30, 1996 (unaudited) and for the three years ended December 31, 1995
  Combined Statements of Cash Flows for the six months ended June 30, 1996 and 1995 (unaudited) and the three years ended December 31, 1995
  Notes to Combined Financial Statements
Acquisition Properties
  Independent Auditors' Report
  Combined Historical Summaries of Certain Revenues and Certain Expenses for the six months ended June 30, 1996 (unaudited) and for the year ended December 31, 1995
  Notes to Combined Historical Summaries of Certain Revenues and Certain
   Expenses

 (A)(2) FINANCIAL STATEMENT SCHEDULE

Schedule II--Valuation and qualifying accounts for the three years ended
 December 31, 1995

 (B) EXHIBITS

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
  *1.1   Form of Underwriting Agreement among the Registrant and the
         Underwriters named therein.
 **3.1   Articles of Incorporation of the Registrant.
 **3.2   Bylaws of the Registrant.
  *3.3   Form of Certificate for Common Stock of the Registrant.
  *5.1   Opinion of Ballard, Spahr, Andrews & Ingersoll regarding the validity of the Common Stock being registered.
  *8.1   Opinion of Latham & Watkins regarding certain federal income tax matters.
 *10.1   Form of Agreement of Limited Partnership of Kilroy Realty, L.P.
 *10.2   Form of Registration Rights Agreement among the Registrant and the persons named therein.
 *10.3   Form of 1996 Stock Option and Incentive Plan for Key Employees of the
         Registrant, Kilroy Realty, L.P. and Kilroy Services, Inc.
 *10.4   Form of Indemnification Agreement between the Registrant and its directors and officers.
 *10.5   Employment Agreement between the Registrant and John B. Kilroy, Jr.
 *10.6   Employment Agreement between the Registrant and Jeffrey C. Hawken.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  *10.7  Form of Management Agreement between Kilroy Services, Inc. and Kilroy
         Realty, L.P.
  *10.8  Omnibus Option Agreement by and among Kilroy Realty, L.P. and the parties named therein.
 **10.9  Real Estate Purchase Agreement between Northwestern Mutual Life
         Insurance Company and Kilroy Industries.
 **10.10 Lease Agreement dated July 17, 1985 by and between Kilroy Long Beach
         Associates and the City of Long Beach for Kilroy Long Beach Phase III.
 **10.11 Lease Agreement dated April 21, 1988 by and between Kilroy Long Beach
         Associates and the Board of Water Commissioners of the city of Long
         Beach, acting for and on behalf of the City of Long Beach, for Long
         Beach Phase IV.
 **10.12 Lease Agreement dated December 30, 1988 by and between Kilroy Long
         Beach Associates and the City of Long Beach for Kilroy Long Beach
         Phase II.
 **10.13 First Amendment to Lease, dated January 24, 1989, by and between
         Kilroy Long Beach Associates and the City of Long Beach for Kilroy
         Long Beach Phase III.
 **10.14 Second Amendment to Lease Agreement, dated December 28, 1990, by and between Kilroy Long Beach Associates and the City of Long Beach for
         Kilroy Long Beach Phase III.
 **10.15 First Amendment to Lease Agreement, dated December 28, 1990, by and between Kilroy Long Beach Associates and the City of Long Beach for
         Kilroy Long Beach Phase II.
 **10.16 Third Amendment to Lease Agreement, dated October 10, 1994, by and between Kilroy Long Beach Associates and the City of Long Beach for
         Kilroy Long Beach Phase III.
 **10.17 Development Agreement by and between Kilroy Long Beach Associates and the City of Long Beach.
 **10.18 Amendment No. 1 to Development Agreement by and between Kilroy Long
         Beach Associates and the City of Long Beach.
  *10.19 Supplemental Representations, Warranties and Indemnity Agreement by
         and between the parties named therein.
  *10.20 Form of Option Properties Agreement by and between KAICO and Kilroy
         Realty, L.P.
 **10.21 Purchase and Sale Agreement and Joint Escrow Instructions by and
         between Westlake Plaza Partners and Kilroy Industries.
 **10.22 First Amendment to Purchase and Sale Agreement and Joint Escrow
         Instructions by and between Westlake Plaza Partners and Kilroy
         Industries.
 **10.23 Development Management Agreement by and between Kilroy Technology
         Company and the Redevelopment Agency of the City of Riverside.
  *10.24 Form of Mortgage Loan.
  *10.25 Form of Revolving Credit Facility.
  *10.26 Form of Waiver and Recontribution Agreement between Kilroy Realty,
         L.P. and the Registrant.
  *10.27 Form of Indemnity Agreement among Executive Officers and Kilroy
         Realty, L.P.
  *10.28 Form of Contribution Agreement between Kilroy Realty, L.P. and the
         Registrant.
  *10.29 Development and Disposition Agreement by and between Kilroy Industries and the City of Thousand Oaks Redevelopment Agency.
  *10.30 Form of Option Properties Agreement by and between Kilroy Calabasas
         Company and Kilroy Realty, L.P.

 EXHIBIT
   NO.                      DESCRIPTION
 -------                    -----------
   *21.1 List of Subsidiaries of the Registrant.
   *23.1 Consent of Latham & Watkins.
   *23.2 Consent of Ballard, Spahr, Andrews & Ingersoll.
  **23.3 Consent of Deloitte & Touche LLP.
  **23.4 Consent of Robert Charles Lesser & Co.
  **24.1 Power of Attorney. (Filed herewith on page II-5.)
  **27.1 Financial Data Schedule

--------
*  To Be Filed By Amendment
** Filed Herewith

ITEM 36. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 33 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-11 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF EL SEGUNDO, STATE OF CALIFORNIA, ON THE 5TH DAY OF NOVEMBER, 1996.

                                          Kilroy Realty Corporation

                                                 /s/ John B. Kilroy, Jr.
                                          By: _________________________________
                                                    JOHN B. KILROY, JR.
                                               President and Chief Executive
                                                          Officer

                                          Date: November 5, 1996

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John B. Kilroy, Sr., John B. Kilroy, Jr., and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

      /s/ John B. Kilroy, Sr.          Chairman of the           November 5,
-------------------------------------   Board and Director           1996
         JOHN B. KILROY, SR.

      /s/ John B. Kilroy, Jr.          President, Chief          November 5,
-------------------------------------   Executive Officer,           1996
         JOHN B. KILROY, JR.            Secretary,
                                        Treasurer and
                                        Director (Principal
                                        Executive Officer
                                        and Principal
                                        Accounting Officer)

                                 KILROY GROUP

                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

           EACH OF THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (IN THOUSANDS)

                                              CHARGED TO
                                 BALANCE AT   COSTS AND                BALANCE
                                 BEGINNING   EXPENSES OR               AT END
                                 OF PERIOD  RENTAL REVENUE DEDUCTIONS OF PERIOD
                                 ---------- -------------- ---------- ---------
Year Ended December 31, 1995
  Allowance for uncollectible
   rent.........................    $835        $1,103       $(145)    $1,793
                                    ====        ======       =====     ======
Year Ended December 31, 1994
  Allowance for uncollectible
   rent.........................    $428        $  866       $(459)    $  835
                                    ====        ======       =====     ======
Year Ended December 31, 1993
  Allowance for uncollectible
   rent.........................    $284        $  317       $(173)    $  428
                                    ====        ======       =====     ======

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
   NO.                     DESCRIPTION OF EXHIBIT                       NO.
 -------                   ----------------------                    ----------
   *1.1  Form of Underwriting Agreement among the Registrant and the Underwriters named therein.
  **3.1  Articles of Incorporation of the Registrant.
  **3.2  Bylaws of the Registrant.
   *3.3  Form of Certificate for Common Stock of the Registrant.
   *5.1  Opinion of Ballard, Spahr, Andrews & Ingersoll regarding the validity of the Common Stock being registered.
   *8.1  Opinion of Latham & Watkins regarding certain federal income tax matters.
  *10.1  Form of Agreement of Limited Partnership of Kilroy
         Realty, L.P.
  *10.2  Form of Registration Rights Agreement among the
         Registrant and the persons named therein.
  *10.3  Form of 1996 Stock Option and Incentive Plan for Key
         Employees of the Registrant, Kilroy Realty, L.P. and
         Kilroy Services, Inc.
  *10.4  Form of Indemnification Agreement between the Registrant and its directors and officers.
  *10.5  Employment Agreement between the Registrant and John B.
         Kilroy, Jr.
  *10.6  Employment Agreement between the Registrant and Jeffrey
         C. Hawken.
  *10.7  Form of Management Agreement between Kilroy Services,
         Inc. and Kilroy Realty, L.P.
  *10.8  Omnibus Option Agreement by and among Kilroy Realty, L.P.
         and the parties named therein.
 **10.9  Real Estate Purchase Agreement between Northwestern
         Mutual Life Insurance Company and Kilroy Industries.
 **10.10 Lease Agreement dated July 17, 1985 by and between Kilroy
         Long Beach Associates and the City of Long Beach for
         Kilroy Long Beach Phase III.
 **10.11 Lease Agreement dated April 21, 1988 by and between
         Kilroy Long Beach Associates and the Board of Water
         Commissioners of the city of Long Beach, acting for and
         on behalf of the City of Long Beach, for Long Beach Phase
         IV.
 **10.12 Lease Agreement dated December 30, 1988 by and between
         Kilroy Long Beach Associates and the City of Long Beach
         for Kilroy Long Beach Phase II.
 **10.13 First Amendment to Lease, dated January 24, 1989, by and between Kilroy Long Beach Associates and the City of Long
         Beach for Kilroy Long Beach Phase III.
 **10.14 Second Amendment to Lease Agreement, dated December 28,
         1990, by and between Kilroy Long Beach Associates and the
         City of Long Beach for Kilroy Long Beach Phase III.
 **10.15 First Amendment to Lease Agreement, dated December 28,
         1990, by and between Kilroy Long Beach Associates and the
         City of Long Beach for Kilroy Long Beach Phase II.
 **10.16 Third Amendment to Lease Agreement, dated October 10,
         1994, by and between Kilroy Long Beach Associates and the
         City of Long Beach for Kilroy Long Beach Phase III.
 **10.17 Development Agreement by and between Kilroy Long Beach
         Associates and the City of Long Beach.
 **10.18 Amendment No. 1 to Development Agreement by and between
         Kilroy Long Beach Associates and the City of Long Beach.
  *10.19 Supplemental Representations, Warranties and Indemnity
         Agreement by and between the parties named therein.
  *10.20 Form of Option Properties Agreement by and between KAICO and Kilroy Realty, L.P.

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
   NO.                     DESCRIPTION OF EXHIBIT                       NO.
 -------                   ----------------------                    ----------
 **10.21 Purchase and Sale Agreement and Joint Escrow Instructions
         by and between Westlake Plaza Partners and Kilroy
         Industries.
 **10.22 First Amendment to Purchase and Sale Agreement and Joint
         Escrow Instructions by and between Westlake Plaza
         Partners and Kilroy Industries.
 **10.23 Development Management Agreement by and between Kilroy
         Technology Company and the Redevelopment Agency of the
         City of Riverside.
  *10.24 Form of Mortgage Loan.
  *10.25 Form of Revolving Credit Facility.
  *10.26 Form of Waiver and Recontribution Agreement between
         Kilroy Realty, L.P. and the Registrant.
  *10.27 Form of Indemnity Agreement among Executive Officers and
         Kilroy Realty, L.P.
  *10.28 Form of Contribution Agreement between Kilroy Realty,
         L.P. and the Registrant.
  *10.29 Development and Disposition Agreement by and between
         Kilroy Industries and the City of Thousand Oaks
         Redevelopment Agency.
  *10.30 Form of Option Properties Agreement by and between Kilroy
         Calabasas Company and Kilroy Realty, L.P.
  *21.1  List of Subsidiaries of the Registrant.
  *23.1  Consent of Latham & Watkins.
  *23.2  Consent of Ballard, Spahr, Andrews & Ingersoll.
 **23.3  Consent of Deloitte & Touche LLP.
 **23.4  Consent of Robert Charles Lesser & Co.
 **24.1  Power of Attorney. (filed herewith on page II-5.)
 **27.1  Financial Data Schedule

--------
*  To Be Filed By Amendment
** Filed Herewith